

2022 Proxy Statement and Notice of Annual General Meeting



Registered in Ireland—No. 498284
Connaught House
1 Burlington Road
Dublin 4, Ireland, D04 C5Y6

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS SCHEDULED TO BE HELD JULY 7, 2022

To the Shareholders of Alkermes plc:

The 2022 Annual General Meeting of Shareholders (including any adjournments or postponements thereof, the "Annual Meeting") of Alkermes plc (the "Company" or "Alkermes"), a company incorporated under the laws of Ireland, is scheduled to be held on July 7, 2022 at 2:00 p.m., Irish Standard Time, at the Company's offices at Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, for the following purposes:

1. To elect four Class II directors to serve on the Company's Board of Directors (the "Board") from those individuals validly nominated by the Board or by any shareholder of the Company for election at the Annual Meeting in accordance with the Company's articles of association (the "Articles of Association").

2. To approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers.

3. To ratify, in a non-binding vote, the appointment of PricewaterhouseCoopers LLP as the independent auditor and accounting firm of the Company and to authorize, in a binding vote, the Audit and Risk Committee of the Board to set the independent auditor and accounting firm's remuneration.

4. To approve the Alkermes plc 2018 Stock Option and Incentive Plan, as amended.

5. To renew Board authority to allot and issue shares under Irish law.

6. To renew Board authority to disapply the statutory pre-emption rights that would otherwise apply under Irish law.

7. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

Proposal 1 for the election of directors relates to the election of four Class II directors. In addition to the four director nominees nominated by the Board for election, Sarissa Capital Offshore Master Fund LP ("Sarissa Offshore" and together with its affiliates and associates, "Sarissa") has provided notice to the Company of its intent to nominate two director nominees for election and such notice has not been withdrawn as of the time of filing of the proxy statement accompanying this notice (the "Time of Filing"). Accordingly, the number of individuals who were, at the Time of Filing, validly nominated in accordance with the Articles of Association for election or re-election as Class II directors exceeded the number of Class II directors to be elected at the Annual Meeting in accordance with Articles 114 and 149, and therefore the contested election provisions of Article 151.2 of the Articles of Association will apply with respect to Proposal 1 (and such contested election provisions will apply even if the nomination of any or all of the Sarissa nominees is withdrawn at or before the Annual Meeting). A separate resolution will be presented at the Annual Meeting for each of the director nominees and, in accordance with the Articles of Association, those four director nominees receiving the highest number of votes cast in person or by proxy on their respective resolutions will be elected as the four Class II directors. Proposals 2 through 5 are ordinary resolutions under Irish law, requiring the affirmative vote of a majority of the votes cast (in person or by proxy) on each resolution at the Annual Meeting for approval. Proposal 6 is a special resolution under Irish law, requiring the affirmative vote of the holders of at least 75% of the votes cast (in person or by proxy) at the Annual Meeting for approval. These items of business are more fully described in the proxy statement accompanying this notice. Shareholders as of June 1, 2022, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting.

During the Annual Meeting, following a review of the Company's affairs, management will present the Company's Irish statutory financial statements for the year ended December 31, 2021, and the reports of the directors and the independent auditor and accounting firm thereon. There is no requirement under Irish law that the Irish statutory financial statements be approved by shareholders, and no such approval will be sought at the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT. It is important that your voice be heard and your shares be represented at the Annual Meeting whether or not you are able to attend. We encourage you to cast your vote promptly so that your shares will be represented and voted at the meeting. **Any shareholder entitled to attend, speak and vote at the Annual Meeting may appoint one or more proxies, who need not be a shareholder of record of the Company.** If you wish to appoint as proxy any person other than the individuals specified on the Company's proxy card, you may do so by contacting the Company Secretary at Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary or by delivering to the Company Secretary a proxy card in the form mailed to you or in the form set forth in Section 184 of the Irish Companies Act 2014. Your appointed proxy must attend the Annual Meeting in person in order for your votes to be cast. We recommend that you review the further information on the process for, and deadlines applicable to, voting and appointing a proxy under the section entitled "*General Information about the Meeting and Voting*" commencing on page 12 of the proxy statement accompanying this notice.

By Order of the Board of Directors.



DAVID J. GAFFIN
Secretary
Dublin, Ireland
June 6, 2022

IMPORTANT

Sarissa Offshore has provided notice to the Company of its intent to nominate two director candidates for election to the Board at the Annual Meeting in accordance with the Articles of Association. You may receive proxy solicitation materials from Sarissa. The Company is not responsible for the accuracy of any information contained in any solicitation materials filed or disseminated by or on behalf of Sarissa or any of its representatives or affiliates.

THE BOARD DOES NOT ENDORSE SARISSA'S NOMINEES. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE BOARD'S FOUR NOMINEES BY USING THE ENCLOSED <u>WHITE</u> PROXY CARD, AND THAT YOU DISREGARD ANY MATERIALS, AND DO NOT SIGN, RETURN OR VOTE ON ANY PROXY CARD SENT TO YOU BY OR ON BEHALF OF SARISSA. If you have already voted using a proxy card sent to you by Sarissa, you may revoke it by voting using the <u>WHITE</u> proxy card or through any other means of voting set forth on your proxy card. Only your latest dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE ELECTION OF THE BOARD'S FOUR NOMINEES UNDER PROPOSAL 1 AND "FOR" PROPOSALS 2, 3, 4, 5 and 6 USING THE ENCLOSED <u>WHITE</u> PROXY CARD.

If you have questions about how to vote your shares,
please call the firm assisting us with the solicitation of proxies,

Innisfree M&A Incorporated:

Shareholders may call toll-free: +1 (877) 825-8777
Banks and brokers may call collect: +1 (212) 750-5833

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 7, 2022. This notice, the accompanying proxy statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2021 are available at *http://www.proxydocs.com/ALKS*. These materials are also available free of charge on the Investors section of our website at *www.alkermes.com*. Because we have elected to utilize the "full set delivery" option for proxy materials related to the Annual Meeting, we are delivering paper copies of our proxy materials to our shareholders as of the Record Date.

The Company's Irish statutory financial statements for the year ended December 31, 2021, including the related reports thereon, are available on the Annual Reports page of the Investors section of our website at *www.alkermes.com*.

Special COVID-19 Notice: We intend to hold the Annual Meeting in person at the Company's offices as described above. However, we are monitoring guidance issued by the Irish Health Service Executive ("HSE"), the Irish government, the U.S. Centers for Disease Control and Prevention and the World Health Organization and we have implemented, and will continue to implement, measures advised by the HSE designed to minimize the spread of COVID-19, including in respect of the Annual Meeting. The Company advises that any person who has recently tested positive for COVID-19, or has been in recent close contact with any person who has recently tested positive for COVID-19, or is experiencing, or has been in recent close contact with any person experiencing, any COVID-19 symptoms, should not attend the Annual Meeting in person. In the event that it is necessary to make alternative arrangements with respect to the date, location or format of the Annual Meeting, we will announce details of the alternative arrangements as promptly as practicable on the Investor Events page of the Investors section of our website at *www.alkermes.com* and will file details of such alternative arrangements with the U.S. Securities and Exchange Commission as additional proxy materials. Please monitor the Investors section of our website regularly, as circumstances may change on short notice. As always, we encourage you to vote your shares prior to the Annual Meeting.

A Letter from our Board of Directors

Dear Fellow Shareholders,

The 2022 Annual General Meeting of Shareholders (including any adjournments or postponements thereof, the "Annual Meeting") of Alkermes plc (the "Company" or "Alkermes"), is scheduled to be held on July 7, 2022 at 2:00 p.m., Irish Standard Time, at the Company's offices at Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6.

Your vote will be especially important this year because Sarissa Capital Offshore Master Fund LP ("Sarissa Offshore" and, together with its affiliates and associates, "Sarissa") has provided notice to the Company of its intent to nominate two directors for election to the Company's Board of Directors (the "Board") at the Annual Meeting. The Board and Company management have attempted to engage constructively with Sarissa and the Board has considered each of Sarissa's director nominees. When determining the Board's recommendations on the nominees and matters before the Annual Meeting, the Board has carefully considered the best interests of all of the Company's shareholders. THE BOARD DOES NOT ENDORSE SARISSA'S NOMINEES AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE BOARD NOMINEES BY USING THE ENCLOSED WHITE PROXY CARD, AND THAT YOU DISREGARD ANY MATERIALS, AND DO NOT SIGN, RETURN OR VOTE ON ANY PROXY CARD, SENT TO YOU BY OR ON BEHALF OF SARISSA. If you have already signed any proxy card provided by or on behalf of Sarissa, you have every legal right to change your vote by completing, signing and dating the enclosed WHITE proxy card and promptly mailing to the address indicated on your WHITE proxy card or following the instructions on the enclosed WHITE proxy card to vote via the Internet or by telephone. Only your latest dated proxy will count. IT IS EXTREMELY IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING.

There are a number of other important proposals for your consideration at the Annual Meeting, including an advisory vote on our executive compensation, ratification of our independent auditors and approval of certain remuneration paid to such auditors, approval of an increase in the number of shares authorized for issuance under our stock option and incentive plan, and renewal of the Board's Irish share issuance authorities. More information on the Company, the Annual Meeting, and the Board's recommendations on each matter to be voted on at the Annual Meeting can be found in the enclosed proxy materials or other materials we may send you regarding the Annual Meeting. We encourage you to read these materials carefully when deciding how to vote your shares.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible so that your voice is heard.

Thank you for your continued support of Alkermes,

Your Board of Directors



Registered in Ireland—No. 498284
Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6

PROXY STATEMENT
2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS SCHEDULED FOR JULY 7, 2022

Proxy Summary

This proxy summary highlights information that is described in more detail elsewhere in this proxy statement. This summary does not contain all the information you should consider, and you should read the entire proxy statement carefully before voting. Your vote is very important.

General Information

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS	
Meeting Date:	July 7, 2022
Time:	2:00 p.m., Irish Standard Time
Place:	Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6
Record Date:	June 1, 2022

YOUR VOTE IS VERY IMPORTANT. Your vote is particularly important this year in light of the proxy contest being conducted by a dissident shareholder. We encourage you to vote as soon as possible so that your shares are represented at the meeting. We urge you to vote TODAY by completing, signing and dating the enclosed <u>WHITE</u> proxy card and promptly mailing it to the address indicated or following the instructions on the enclosed <u>WHITE</u> proxy card to vote via the Internet or by telephone. Returning your <u>WHITE</u> proxy card will not prevent you from voting in person at the Annual Meeting but will ensure that your vote is counted if you are unable to attend.

How to Cast Your Vote

If you are a shareholder of record, you have four ways to vote:

 *Telephone:* By calling the toll-free telephone number indicated on your proxy card. Easy-to-follow voice prompts allow you to submit your proxy and confirm your instructions have been properly recorded.

 *Internet:* By going to the Internet website indicated on your proxy card. As with telephone voting, you can confirm that your instructions have been properly recorded.

 *Mail:* By completing, signing, dating and returning a printed proxy card to the address indicated on your proxy card (which will be forwarded to the Company's registered address) or by delivery to the Company Secretary at Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland D04 C5Y6.

 *In Person:* By submitting a written ballot in person at the Annual Meeting. To obtain directions to the Annual Meeting, please contact our Investor Relations team at *investor_relations@alkermes.com.*

Votes by telephone, by Internet or by mail must be received before the commencement of the Annual Meeting.

If your ordinary shares are held through a bank, broker or other nominee, please follow the voting instructions provided by such bank, broker or other nominee in order for your shares to be voted. If you do not give instructions to your broker, your broker will not be able to vote your shares with respect to these proposals. **We urge you to instruct your broker, bank or other nominee to vote your shares in accordance with the Board's recommendations.** For more information, see the section entitled "*General Information About the Meeting and Voting*" beginning on page 12 of this proxy statement.

Purpose of this Proxy Statement

The board of directors of Alkermes plc (the "Board") is soliciting proxies for use at the 2022 annual general meeting of shareholders of Alkermes plc (including any adjournments or postponements thereof, the "Annual Meeting"). This proxy statement contains important information for you to consider when deciding how to vote on matters to be brought before the Annual Meeting. Please read it carefully. This proxy statement is first being made available to our shareholders on or about June 6, 2022. This proxy statement is also available online at *http://www.proxydocs.com/ALKS*. The specific proposals to be considered and acted upon at the Annual Meeting are summarized below and described in more detail in this proxy statement.

Voting Matters and Recommendations of the Board

Proposals for Consideration	Board Recommendation	Page Reference
1 Election of Directors	FOR each of the Board Nominees	32
2 Non-Binding, Advisory Vote on Executive Compensation	FOR	69
3 Non-Binding Ratification of Appointment of Independent Auditor and Accounting Firm and Binding Authorization of Audit and Risk Committee to Set Independent Auditor and Accounting Firm's Remuneration	FOR	70
4 Approval of Alkermes plc 2018 Stock Option and Incentive Plan, as amended	FOR	71
5 Renewal of Board Authority to Allot and Issue Shares under Irish Law	FOR	81
6 Renewal of Board Authority to Disapply the Statutory Pre-emption Rights under Irish Law	FOR	83

Proposal 1—Election of Directors: Proposal 1 relates to the election of four Class II directors. Our Board is asking you to vote, by separate resolutions, to elect each of Emily Peterson Alva, Cato T. Laurencin, M.D., Ph.D., Brian P. McKeon and Christopher I. Wright, M.D., Ph.D. (collectively, the "Board Nominees") to serve as Class II directors on the Board, each to hold office for a one-year term until our 2023 annual general meeting of shareholders. Each Board Nominee was nominated for election by our Board upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the "Nominating and Corporate Governance Committee") based on an assessment of their unique experience, qualifications, attributes and skills and their ability to devote sufficient time and attention to Board duties and to otherwise fulfill the responsibilities required of directors.

When determining the Board's recommendations on the nominees and matters before the Annual Meeting, the Board considered each of Alexander Denner, Ph.D. and Sarah Schlesinger, M.D. (together, the "Sarissa Nominees") and carefully considered the best interests of the Company and its shareholders. **THE BOARD DOES NOT ENDORSE THE SARISSA NOMINEES AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THE FOUR BOARD NOMINEES BY USING THE ENCLOSED <u>WHITE</u> PROXY CARD, AND THAT YOU DISREGARD ANY MATERIALS, AND DO NOT SIGN, RETURN OR VOTE ON ANY PROXY CARD, SENT TO YOU BY OR ON BEHALF OF SARISSA.**

The below table provides summary information about the Board Nominees and our continuing directors. For additional information concerning this proposal, the Board Nominees and the Board, see Proposal 1 beginning on page 32 of this proxy statement and the section entitled "*Board of Directors*" beginning on page 34 of this proxy statement.

Name	Director Since	Board Position	Audit and Risk	Compensation	Nominating and Corporate Governance**	Financial Operating
BOARD NOMINEES FOR ELECTION						
Emily Peterson Alva	2021	Member				Member
Cato T. Laurencin, M.D., Ph.D.	2021	Member			Member	
Brian P. McKeon	2020	Member		Member		Chair
Christopher I. Wright, M.D., Ph.D.	2022	Member				
CONTINUING DIRECTORS						
Shane M. Cooke	2018	Member				
David A. Daglio, Jr.	2020	Member	Member			Member
Richard B. Gaynor, M.D.	2019	Member		Member		
Richard F. Pops	2011	Chair				Member
Nancy L. Snyderman, M.D.	2016	Member	Member		Member	
Frank Anders Wilson	2019	Member	Chair			Member
Nancy J. Wysenski	2013	Lead Ind.*		Chair		

*Effective as of the close of the Annual Meeting.

**Dr. Dixon currently serves as Chair of the Nominating and Corporate Governance Committee until her retirement from the Board effective as of the close

of the Annual Meeting.

Proposal 2—Non-Binding, Advisory Vote on Executive Compensation: We are asking you to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers for 2021. For additional information, see Proposal 2 beginning on page 69 of this proxy statement.

Proposal 3—Non-Binding Ratification of Appointment of Independent Auditor and Accounting Firm and Binding Authorization of Audit and Risk Committee to Set Independent Auditor and Accounting Firm's Remuneration: We are asking you to ratify, on a non-binding, advisory basis, the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent auditor and accounting firm, and to authorize, on a binding basis, the Audit and Risk Committee of the Board (the "Audit and Risk Committee") to set PwC's remuneration. For additional information, see Proposal 3 beginning on page 70 of this proxy statement.

Proposal 4—Approval of Alkermes plc 2018 Stock Option and Incentive Plan, as Amended: We are asking you to approve the Alkermes plc 2018 Stock Option and Incentive Plan, as amended (the "2018 Plan"), as proposed to be further amended to increase the number of ordinary shares that are authorized for issuance thereunder by 8,300,000 (subject to adjustment for stock splits, stock dividends and similar events). For additional information, see Proposal 4 beginning on page 71 of this proxy statement.

Proposal 5—Renewal of Board Authority to Allot and Issue Shares under Irish Law: Under Irish law, the directors of an Irish public limited company ("plc") must have specific authority from its shareholders to allot and issue any shares, including shares which are part of the company's authorized but unissued share capital. Most recently, our directors were authorized to allot and issue new ordinary shares up to the amount of our authorized but unissued share capital. This authority was approved at our 2017 annual general meeting of shareholders and expired on May 24, 2022. As a matter of Irish law, this authority can be granted for a maximum period of five years, at which point it lapses unless renewed by our shareholders. We are asking you to renew our Board's authority to allot and issue shares for a period of 18 months in accordance with the terms set forth in Proposal 5. Granting to a company's board of directors authority to allot and issue shares is routine for Irish plcs. For additional information, see Proposal 5 beginning on page 81 of this proxy statement.

Proposal 6—Renewal of Board Authority to Disapply the Statutory Pre-emption Rights under Irish Law: Under Irish law, unless otherwise authorized by its shareholders, an Irish plc generally may not issue shares for cash without first offering those shares on the same or more favorable terms to its existing shareholders on a pro-rata basis. Most recently, our directors were authorized to disapply these statutory pre-emption rights and issue new shares for cash, up to the amount of our authorized but unissued share capital, on a non-pre-emptive basis. This authority was approved at our 2017 annual general meeting of shareholders and expired on May 24, 2022. As a matter of Irish law, this authority can be granted for a maximum period of five years, at which point it lapses unless renewed by our shareholders. We are asking you to renew our Board's authority to disapply these statutory pre-emption rights for a period of 18 months in accordance with the terms set forth in Proposal 6. Granting authority to disapply these statutory pre-emption rights to a company's board of directors is routine for Irish plcs. For additional information, see Proposal 6 beginning on page 83 of this proxy statement.

Business Overview

Alkermes plc (together with its consolidated subsidiaries, "Alkermes" or the "Company" and referred to herein using terms such as "us" or "we") is a fully-integrated, global biopharmaceutical company that applies its scientific expertise and proprietary technologies to research, develop, manufacture and commercialize, both with partners and on its own, pharmaceutical products that are designed to address unmet medical needs of patients in major therapeutic areas.

Alkermes has a diversified portfolio of marketed products focused on central nervous system disorders, including proprietary products focused on alcohol dependence, opioid dependence, schizophrenia and bipolar I disorder, and a pipeline of product candidates in development for neurodegenerative disorders and cancer. Headquartered in Dublin, Ireland, Alkermes has a research and development ("R&D") center in Waltham, Massachusetts; an R&D and manufacturing facility in Athlone, Ireland; and a manufacturing facility in Wilmington, Ohio.

COVID-19 Ongoing Impact and Response

The COVID-19 pandemic has continued to profoundly impact our employees, their families, the economies and communities in which we live and work, and the patients that our medicines are designed to serve. Since the emergence of the pandemic in early 2020, we have continuously adapted our business practices to support the health, safety and wellness of our employees, and the uninterrupted supply of, and access to, our products for people enrolled in our clinical studies and for people living with opioid dependence, alcohol dependence, schizophrenia or bipolar I disorder. We have adopted and evolved work from home and virtual engagement policies for employees who could do their jobs remotely, instituted new health and safety protocols for employees performing essential tasks in our manufacturing facilities and laboratories, worked with clinical trial sites to support continuity of care and expanded our injection site network to facilitate patient access to our marketed products. For additional details, see the section entitled "*Our Response to COVID-19*" beginning on page 68 of this proxy statement. These efforts helped to mitigate the impacts of the COVID-19 pandemic on our development programs and commercial activities and to minimize disruptions at our facilities.

In 2021, the COVID-19 pandemic continued to negatively impact healthcare providers, patients and caregivers involved in the treatment of serious mental illness and addiction in the U.S. As a result, sales of our proprietary injectable products VIVITROL® and ARISTADA®, and of certain third-party products from which we receive revenue, continued to be negatively impacted.

2021 Business Priorities and Highlights

Three strategic priorities guided our management of the business in 2021: commercial execution; advancement of our development pipeline; and a focus on profitability. At the same time, we worked to enhance our foundation of strong corporate governance, dedication to patients and to our employees and our commitment to operating in an ethical and responsible manner.



Consistent with these priorities, and despite COVID-19-related challenges, 2021 was a year of important accomplishments for the Company. Highlights included:

We executed on our commercial strategy

- Obtained U.S. Food and Drug Administration **("FDA") approval** of, and **commercially launched**, **LYBALVI®** (olanzapine and samidorphan), our oral antipsychotic product for the treatment of adults with **schizophrenia** or **bipolar I disorder**.

- Increased **total revenues** for the year to **$1.17 billion**, from $1.04 billion in the prior year.

- Achieved **VIVITROL annual net sales of $343.9 million,** which was toward the high end of our annual net sales guidance and represented an **11% increase compared to 2020**.

- Drove year-over-year **ARISTADA prescription growth of ~14%** on a months-of-therapy basis, which outpaced the overall long-acting injectable market growth of ~5%.

- Implemented new digital technologies and ways of engaging with healthcare providers, both remotely and in-person, to **support uninterrupted patient and provider access to VIVITROL and ARISTADA** as we continued to **adapt our commercial model** in response to the COVID-19 pandemic.

We made significant progress in advancing our pipeline programs

- Obtained FDA **Fast Track** designation and **Orphan Drug** designation for **nemvaleukin alfa**, our product candidate in **immuno-oncology**, for the treatment of **mucosal melanoma** and **Fast Track** designation for the treatment of **platinum-resistant ovarian cancer ("PROC").**

- Initiated **potential registrational studies of nemvaleukin alfa** for the treatment of mucosal melanoma and for the treatment of PROC.

- **Nominated ALKS 2680**, our orexin 2 receptor agonist for the treatment of **narcolepsy**, for advancement into clinical development.

- Initiated a **phase 1 first-in-human study** for ALKS 1140, our selective histone deacetylase **("HDAC") inhibitor candidate**.

We continued to focus on profitability

- Exceeded the low end of our annual GAAP net loss guidance and the high end of our annual non-GAAP net income guidance with a **GAAP net loss** of **$48.2 million** and **non-GAAP net income** of **$129.1 million**. See *Appendix B* for a reconciliation of this generally accepted accounting principles in the U.S. ("GAAP") to non-GAAP financial measure.

- Significantly **reduced operating expenses** in 2021 through continued focus on disciplined capital allocation and optimization of cost structure.

We maintained operational excellence

- Successfully **validated** the **LYBALVI manufacturing process** and achieved **order fulfillment** levels for each of VIVITROL, ARISTADA and LYBALVI **in excess of 99%**, despite the challenges posed by the COVID-19 pandemic on our manufacturing site operations.

- **Received no critical findings** from regulatory authority inspections or audits of our manufacturing facilities.

We further strengthened our commitment to our people and our stakeholders

- Expanded our **diversity, inclusion and belonging ("DIB")** efforts and launched two new **employee resource groups ("ERGs")** – *Limitless*, to support individuals with disabilities and caregivers, and *Operation Salute*, to support veterans.

- Published our 4th **Corporate Responsibility Report**, disclosing our environmental, social and governance **("ESG")** activities, environmental performance data, new DIB initiatives, and ways in which we have continued to adapt to the COVID-19 environment.

- Engaged with policymakers to help secure **more than $1 billion in federal funding and state appropriations** for use in the treatment of addiction and serious mental illness, and **advanced our advocacy efforts** on behalf of patients.

- Awarded **Alkermes Inspiration Grants® Program** grants totaling over **$500,000** to **nonprofit organizations** working to address the needs of people living with addiction, serious mental illness or cancer, including programs serving historically under-resourced or underrepresented communities.

Corporate Governance Highlights

We strive to maintain strong corporate governance practices that promote the long-term interests of the Company and our shareholders and strengthen the oversight of our management and our Board. Highlights of these practices include the following:

Board and Governance Practices

✓ Independent Board (other than our CEO)

✓ Engaged Lead Independent Director

✓ Standing Board committees comprised solely of independent directors

✓ Regular executive sessions of independent, non-employee directors

✓ Active Board refreshment

✓ Policy of incorporating diverse candidates in all director searches

✓ Annual Board, committee and individual director self-assessments

✓ Director overboarding policy

✓ Majority voting standard for uncontested director elections

✓ Plurality voting standard for contested director elections

✓ Starting in 2022, all director elections are for one-year terms

✓ New director orientation and continuing director education

✓ Annual publication of Corporate Responsibility Report

✓ Code of Business Conduct and Ethics

✓ Share ownership and holding guidelines for executive officers and directors

Alignment with Shareholder Interests

✓ Designees of two shareholders on our Board:
  • Designee of Sarissa appointed in 2021
  • Designee of Elliott (as defined below) appointed in 2020
  • Two directors appointed in 2020 with the support of Elliott

✓ Active shareholder engagement program

✓ Prohibition of hedging and pledging by executive officers and directors

✓ Alignment of executive pay with performance

✓ Single class of voting shares

Compensation Practices

✓ Majority of executive compensation is "at-risk"

✓ Annual advisory vote on executive compensation program

✓ Use of equity awards with performance-based vesting

✓ Incorporation of ESG considerations into short-term incentive-plan

✓ No excessive perquisites

✓ Clawback policy in respect of equity compensation and certain cash compensation

Recent Enhancements to our Corporate Governance

We regularly review and refine our governance policies and practices. In 2021 and in 2022, we continued to engage with our shareholders (see the section entitled "*Extensive Shareholder Engagement*" on page 9 of this proxy statement) and, following careful consideration of the feedback received, and taking into account the evolving needs of our business and market trends in governance practices, we took the following actions, among others, to enhance our corporate governance:

- **Continued Board Refreshment:** Our Board appointed three new, independent directors—one in May 2021, one in November 2021 and one in May 2022—resulting in a total of seven new, independent directors appointed to our Board since 2019, further strengthening its expertise in targeted areas of importance to our business strategy. In addition, two of our longer-serving directors retired from the Board in June 2021 and in May 2022, two additional longer-serving directors announced their plans to retire from the Board as of the close of the Annual Meeting. See the section entitled "*Board Tenure and Refreshment*" beginning on page 55 of this proxy statement.

- **Appointed New Lead Independent Director:** In May 2022, our Board appointed Nancy J. Wysenski to serve as the Board's new Lead Independent Director, effective as of the close of the Annual Meeting.
- **Refreshed Membership and Leadership of Board Committees:** Effective June 2021, our Board added new members to, and appointed new chairs of, each of the Audit and Risk Committee and the Compensation Committee of our Board (the "Compensation Committee"). See the section entitled "*The Committees of the Board*" beginning on page 47 of this proxy statement.
- **Initiated Declassification of our Board:** In June 2021, our shareholders approved amendments to our articles of association (our "Articles of Association") that serve to declassify our Board. Starting at this Annual Meeting, our director elections will be for one-year terms. See the section entitled "*Board Declassification*" on page 34 of this proxy statement.
- **Further Enhanced the Diversity of our Board:** Added two new directors to our Board in 2021 and one new director to our Board in 2022, each of whom is diverse in terms of gender or race/ethnicity. See the section entitled "*Board Tenure and Refreshment*" on page 55 of this proxy statement.
- **Advanced and Evolved our DIB Strategy:** Established a DIB Executive Committee to help advance and evolve our DIB strategy and implement our DIB initiatives, and launched two new ERGs. See the sections entitled "*Diversity, Inclusion and Belonging (DIB)*" and "*2021 Corporate Objectives: Company Performance Assessment*" beginning on pages 64 and 106 of this proxy statement.
- **Expanded Scope of our Clawback Policy:** In May 2021, our Board expanded our Clawback policy to apply to certain cash-based compensation in addition to equity-based compensation. See the section entitled "*Clawback Policy*" beginning on page 117 of this proxy statement.
- **Adopted a Plurality Voting Standard for Contested Elections**. In May 2022, at an extraordinary general meeting of shareholders, our shareholders approved amendments to our Articles of Association that provide for a plurality voting standard for contested director elections.

Board of Directors – Overview

Each year, as part of our annual Board evaluation process, the Nominating and Corporate Governance Committee reviews the qualifications and experience of our Board as a whole to ensure alignment with our strategic priorities. The Board Nominees and continuing directors possess significant experience in the areas set forth below. For a listing of qualifications and experience by individual Board member, see the Board skills matrix on page 37 of this proxy statement.


Management and Governance Experience
Corporate Strategy, Value Creation and Business Development
Industry Experience or Knowledge
Commercial Marketing and Sales
Operations/ Manufacturing/ Supply
Finance/ Accounting
Scientific Expertise/ Research and Development Experience
Public Policy and Public Affairs
Corporate Responsibility and Sustainability
Human Capital Management
Information Security

Our Board is substantially independent, has a strong representation of directors who are diverse in terms of age, self-identified gender or race/ethnicity, and has a mix of newer and longer-tenured directors, providing what we consider to be an appropriate balance of experience, institutional knowledge, fresh perspectives and skillsets. The following graphics reflect the composition of the Board following the Annual Meeting, assuming election of each of the four Board Nominees.


10 OF 11 DIRECTORS ARE INDEPENDENT


5 of 11
ARE DIVERSE
Gender Diversity
Racial/Ethnic Diversity
3 of 5
BOARD LEADERSHIP POSITIONS HELD BY WOMEN
3 of 7
NEW DIRECTORS SINCE 2019 ARE DIVERSE
3.3 years
AVERAGE TENURE
7 of 11
JOINED IN LAST 3 YEARS
61
AVERAGE AGE
40s and 50s
60s
70s

For additional information about our Board composition, including specific qualifications and experience of, and other information about, the Board Nominees and continuing directors, see the section entitled "*Director Diversity, Qualifications and Experience*" beginning on page 36 of this proxy statement.

Extensive Shareholder Engagement

Our management team and our Board value, and frequently solicit, the views of our shareholders. We participate in investor conferences throughout the year and regularly engage with our shareholders through open dialogue and direct communication on a variety of topics, including our business and growth strategy, financial performance, corporate governance, executive compensation practices and various ESG matters.

Shareholder Outreach, Engagement and Feedback

For the past several years, we have increased the frequency and scope of our shareholder engagement activities and have actively solicited shareholder feedback. Following our annual meetings in 2019 and 2020, we requested engagement meetings with shareholders who collectively held more than 75% of our outstanding shares and, in each of 2019 and 2020, held meetings with shareholders who collectively held approximately 65% of our outstanding shares.

In 2021, our say-on-pay proposal received support of approximately 73% of the votes cast. Following our annual meeting in 2021, we requested engagement meetings with shareholders who collectively held approximately 80% of our outstanding shares and held meetings with shareholders who collectively held approximately 65% of our outstanding shares. Our Lead Independent Director and other members of our Board participated in certain of these meetings alongside representatives of management.


~80% OUTREACH
TOTAL SHARES
~65% MEETINGS
TOTAL SHARES

The primary areas of discussion during these meetings related to:

- Board refreshment, composition and diversity, and related disclosures;
- the Board's role in oversight of business risks and opportunities, including ESG risks and opportunities tied to our business strategy;
- corporate responsibility and sustainability, including our Corporate Responsibility Report published in October 2021;
- human capital management initiatives, including in respect of DIB objectives, talent development and retention and response to the COVID-19 pandemic;
- executive compensation, including the importance of alignment between pay and performance, establishing measurable targets and transparent disclosure in respect of compensation decisions;
- and execution against the Company's business strategy.

Board Responsiveness to Shareholder Feedback

Feedback from our shareholder engagement meetings was discussed with management and relayed to the Board and the committees of the Board, as appropriate. After careful consideration of the feedback received, our Board and management team took the following actions:

Enhancements to Compensation Programs. The Compensation Committee implemented significant changes to our executive compensation program to enhance its performance-based nature and alignment with the creation of shareholder value. For a detailed description of these and other **actions taken by our Compensation Committee** in response to shareholder feedback, see the sections entitled "*Executive Compensation Highlights*" and "*Board Responsiveness – Enhancements to Compensation Practices*" beginning on pages 11 and 96 of this proxy statement, respectively.

Enhancements to Governance. Our Board has taken a number of actions to enhance our governance policies and practices and our Board structure, composition and diversity. Our Board appointed three new, independent directors, one in May 2021, one in November 2021 and one in May 2022, each of whom adds gender or racial/ethnic diversity to our Board and further strengthens its expertise in targeted areas of importance to our business strategy. In addition, in June 2021, we initiated the declassification of our Board and two of our longer-serving directors retired. In May 2022, we adopted certain amendments to our Articles of Association that provide for a plurality voting standard for contested director elections. Also in May 2022, we appointed a new Lead Independent Director, effective as of the close of the Annual Meeting, and two of our longer-standing directors announced their decisions to retire from the Board as of the close of the Annual Meeting. For a detailed description of these and other **actions taken by our Board** in response to shareholder feedback on governance matters, see the section entitled "*Recent Enhancements to Governance Practices*" beginning on page 51 of this proxy statement.

Increased Focus on Expense Management and Long-Term Profitability. Consistent with the Company's ongoing focus on expense management and long-term profitability, we announced certain long-term profitability targets, formed a new committee—the Financial Operating Committee of the Board (the "Financial Operating Committee")—to oversee achievement of such targets and implementation of cost optimization activities, and incorporated objectives relating to such targets into our 2021 and 2022 annual bonus plans and long-term equity incentive plans for our executives. We also hosted a virtual Investor Day in March 2021 with presentations focused on our research and development strategy and pipeline, and our plans for growth, profitability and value creation for our shareholders.

Shareholder Acknowledgement of Board Responsiveness

In our engagement meetings since these changes were made, shareholders have recognized these significant enhancements and commended the Board and Compensation Committee for their responsiveness.

We remain committed to engaging with shareholders and other stakeholders on a regular basis to solicit and consider their views on our business strategy and performance, executive compensation programs and corporate responsibility, sustainability and governance practices.

Executive Compensation Highlights

Our executive compensation program is focused on attracting and retaining experienced and well-qualified executive officers who will help advance our critical business objectives, and rewarding them for performance that contributes meaningfully to the creation of shareholder value. Our executive compensation highlights include the following, all of which are designed to align our executives' incentives with the interests of our shareholders and our corporate objectives:

- *Significant Portion of "At-Risk" Compensation:* A significant portion of the target total direct compensation opportunity for each of our named executive officers is comprised of "at-risk" compensation in the form of annual cash performance pay opportunities and long-term equity awards. For a depiction of the portion of our chief executive officer's ("CEO") 2021 total direct compensation that is "at-risk", see the section entitled "*Significant Portion of "At-Risk" Compensation*" on page 99 of this proxy statement. For additional details of the key elements and at-risk nature of our executive compensation program, see the section entitled "*Executive Compensation Philosophy and Objectives*" beginning on page 100 of this proxy statement and the section entitled "*Long-Term Incentive Compensation – Annual Equity Grant*" beginning on page 113 of this proxy statement.

- *Strong Compensation Governance Attributes:* Our executive compensation policies and practices are designed to reinforce our pay-for-performance philosophy, align with compensation-related governance best practices and further our compensation objectives. For details of the key attributes of our executive compensation program, see the section entitled "*Strong Compensation Governance Attributes*" beginning on page 98 of this proxy statement and the section entitled "*Executive Compensation Philosophy and Objectives*" beginning on page 100 of this proxy statement.

- *Performance-Vesting Equity Included in Annual Grants to All Named Executive Officers:* In 2021, the Compensation Committee conditioned vesting of greater than 50% of the total target value of our CEO's equity grant and approximately 25% of the total target value of the equity grants made to each of our other named executive officers on the achievement of financial, commercial and pipeline objectives over a three-year performance period and on relative share price performance over the same period. For additional details regarding the equity granted to our named executive officers, see the section entitled "*Long-Term Incentive Compensation – Annual Equity Grant*" beginning on page 113 of this proxy statement.

- *No Adjustments Made to Short-Term Incentive Plan ("STIP") Despite Impact of COVID-19:* Despite the impacts of the COVID-19 pandemic on the Company's performance in 2021, the Compensation Committee elected not to adjust the Company's 2021 corporate objectives or the pre-determined metrics used to assess the Company's performance against such objectives. For additional details, see the section entitled "*2021 Company Performance Assessment*" beginning on page 105 of this proxy statement.

- *ESG Objectives Incorporated Into Short-Term Incentive Plans:* The Board and the Compensation Committee understand the importance of ESG considerations to the Company and its stakeholders, and have incorporated corporate objectives related to ESG matters into the Company's short-term incentive plans for our named executive officers in 2021 and 2022. For additional details, see the section entitled "*2021 Corporate Objectives*" beginning on page 105 of this proxy statement.

General Information about the Meeting and Voting

Why am I receiving these proxy materials?

We are making this proxy statement available to you on or about June 6, 2022 on the Internet, and by delivering printed versions to you by mail, because our Board is soliciting your proxy to vote your ordinary shares, $0.01 par value per share, of Alkermes plc (referred to in this proxy statement as "shares" or "ordinary shares") at the Annual Meeting scheduled to be held on July 7, 2022. This proxy statement contains information about the Company and the items being voted on at the Annual Meeting.

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2021 (the "Annual Report") are also available through the Investors section of our website at *www.alkermes.com* or at *http://www.proxydocs.com/ALKS*. The information contained on or connected to our website is not incorporated by reference into and should not be considered part of this proxy statement.

Who is soliciting proxies for the Annual Meeting with this proxy statement?

Our Board, on behalf of the Company, is soliciting your proxy to vote your ordinary shares on all matters to be presented at the Annual Meeting, whether or not you attend the Annual Meeting. By completing, signing, dating and returning the enclosed proxy card or voting instruction form, or by submitting your proxy and voting instructions via the Internet or by telephone, you are authorizing the Company's named proxy holders to vote your ordinary shares at the Annual Meeting in accordance with your instructions.

Under applicable SEC rules and regulations, members of the Board, director nominees and certain executive officers of the Company are "participants" with respect to the Company's solicitation of proxies in connection with the Annual Meeting (each such person, a "Participant"). For more information on the Participants in the Company's solicitation, please see "Additional Information Regarding Participants in the Solicitation" in *Appendix C* of this proxy statement.

What should I do if I receive a proxy card or other proxy materials from Sarissa?

Sarissa Offshore has notified the Company that it intends to nominate two director candidates for election at the Annual Meeting. You may receive proxy solicitation materials and/or calls from Sarissa or its proxy solicitor. The Company is not responsible for the accuracy of any information provided by or relating to Sarissa or its nominees contained in proxy materials filed or disseminated by or on behalf of Sarissa or any other statements that Sarissa may make.

Our Board unanimously recommends using the enclosed <u>WHITE</u> proxy card to vote "FOR" each of the four Board Nominees. Our Board recommends that you DISREGARD any proxy cards that you may receive from Sarissa or on its behalf. If you have already voted using a proxy card sent to you by Sarissa, you may revoke it by voting using the enclosed <u>WHITE</u> proxy card or through any other means of voting set forth on your proxy card. Only your latest dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting. If you attend and validly vote at the Annual Meeting, your proxy will not be used.

Who can vote at the Annual Meeting?

If you owned ordinary shares of the Company as of the close of trading on the Nasdaq Global Select Market on June 1, 2022 (the "Record Date"), you are entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, there were 164,136,728 ordinary shares issued and outstanding and entitled to be voted.

Am I a shareholder of record or a beneficial owner?

Shareholders of Record. If, as of the Record Date, your ordinary shares were registered in your name (and not in the name of a bank, broker or other nominee) with the Company's transfer agent, Computershare Trust Company, N.A., then you are a shareholder of record.

Beneficial Owners. If, as of the Record Date, your ordinary shares were not registered in your name, but rather were held in an account at a bank, brokerage firm or other nominee in the name of your bank, broker, or other nominee, then such shares are held in "street name" and you are the beneficial owner of such shares.

How many votes do I have?

On each matter to be voted upon, you have one vote for each ordinary share you owned as of the Record Date. Cumulative voting is not permitted in the election of directors.

When and where is the Annual Meeting scheduled to be held?

The Annual Meeting is scheduled to be held on July 7, 2022 at 2:00 p.m., Irish Standard Time, at the Company's offices at Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6. Admission to the Annual Meeting is restricted to shareholders as of the Record Date and/or their proxy holders.

How do proxies work and how will they be voted?

You may choose to designate another person as your 'proxy' to vote the shares you own on your behalf. If you designate someone as your proxy in a written document, that document is also called a 'proxy' or a 'proxy card'. Any proxy that is properly executed and received by the Company will be voted in accordance with the instructions provided on the proxy card. Our Board is asking for your proxy to authorize the Company's named proxy holders to vote your shares at the Annual Meeting in the manner you direct. We encourage you to promptly vote on each of the Company's proposals to be voted on at the Annual Meeting. If you submit your proxy without specifying your voting instructions, your shares will be voted in accordance with the Board's recommendations as follows:

- *Election of Directors.* "FOR" the election to the Board of each of the four Board Nominees as Class II directors;

- *Advisory Vote on Executive Compensation.* "FOR" the approval, in a non-binding, advisory vote, of the compensation of our named executive officers;

- *Independent Auditor and Accounting Firm.* "FOR" the ratification, in a non-binding vote, of the appointment of PwC as the independent auditor and accounting firm of the Company, and the authorization, in a binding vote, of the Audit and Risk Committee to set PwC's remuneration;

- *Alkermes plc 2018 Stock Option and Incentive Plan, as amended.* "FOR" the approval of the Alkermes plc 2018 Stock Option and Incentive Plan, as amended. Your approval will serve to, among other things, increase the number of ordinary shares authorized for issuance thereunder;

- *Board Authority to Allot and Issue Shares under Irish Law.* "FOR" renewal of Board authority to allot and issue shares under Irish law;

- *Board Authority to Disapply Statutory Pre-Emption Rights under Irish Law.* "FOR" renewal of Board authority to issue shares for cash without first offering those shares to existing shareholders pursuant to the statutory pre-emption rights that would otherwise apply under Irish law; and

- As to any other matter that may properly come before the Annual Meeting, in the named proxy holders' discretion.

Shares represented by valid proxies received and not subsequently revoked before the Annual Meeting that do not specify instructions will be voted at the Annual Meeting in the manner set forth above. You can revoke your proxy and change your vote in the manner described in the section entitled "Can I change my vote after submitting my proxy?" on page 18 of this proxy statement. If your shares are held through a bank, broker or other nominee, please follow the instructions that you were provided by such bank, broker or other nominee.

Our Board is not aware of any matters that are expected to come before the Annual Meeting other than those described in this proxy statement. If any other matter is presented at the Annual Meeting upon which a vote may be properly taken, ordinary shares represented by all <u>WHITE</u> proxy cards received by the Company will be voted at the discretion of the named proxy holders as set forth on the enclosed <u>WHITE</u> proxy card.

How do I vote?

It is important that your shares are represented at the Annual Meeting, whether or not you attend the Annual Meeting in person. You may vote "FOR" or "AGAINST," or you may "ABSTAIN" from voting, on each proposal to be voted on at the Annual Meeting.

Shareholders of Record. As a shareholder of record, there are four ways to vote:

 *Telephone:* By calling the toll-free telephone number indicated on your proxy card. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded.

 *Internet:* By going to the Internet website indicated on your proxy card. As with telephone voting, you can confirm that your instructions have been properly recorded.

 *Mail:* By completing, signing, dating and returning a printed proxy card to the address indicated on your proxy card (which will be forwarded to the Company's registered address) or by delivery to the Company Secretary at Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland D04 C5Y6.

 *In Person:* By submitting a written ballot in person at the Annual Meeting. To obtain directions to the Annual Meeting, please contact our Investor Relations team at *investor_relations@alkermes.com.* We will distribute ballots at the Annual Meeting to anyone who wishes to vote in person.

Special COVID-19 Notice: We intend to hold the Annual Meeting in person. However, we are monitoring guidance issued by the Irish Health Service Executive ("HSE"), the Irish government, the U.S. Centers for Disease Control and Prevention ("CDC") and the World Health Organization ("WHO") and we have implemented, and will continue to implement, measures advised by the HSE designed to minimize the spread of COVID-19, including in respect of the Annual Meeting. The Company advises that any person who has recently tested positive for COVID-19, or has been in recent close contact with any person who has recently tested positive for COVID-19, or is experiencing, or has been in recent close contact with any person experiencing, any COVID-19 symptoms, should not attend the Annual Meeting in person. In the event that it is necessary to make alternative arrangements with respect to the date, location or format of the Annual Meeting, we will announce details of the alternative arrangements as promptly as practicable on the Investor Events page of the Investors section of our website at *www.alkermes.com* and will file details of such alternative arrangements with the SEC as additional proxy materials. Please monitor the Investors section of our website regularly, as circumstances may change on short notice.

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act 2014, as amended (the "Companies Act"), of Christopher McLaughlin, Carol McNelis, Richie Paul, Thomas Riordan and Scott Winter as your named proxy holders, each with power to act without the other and with full power of substitution, to vote your shares on your behalf in accordance with your telephone instructions.

Beneficial Owners. If you are a beneficial owner of shares held through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee. In most cases, you may submit voting instructions by telephone or by Internet to your bank, broker or other nominee, or you can sign, date and return a voting instruction form to your bank, broker or other nominee. If you provide specific voting instructions by telephone, by Internet or by mail, your bank, broker or other nominee must vote your shares as you have directed. If you wish to vote in person at the Annual Meeting, you must request a legal proxy from your bank, broker or other nominee.

What happens if I do not give specific voting instructions when I deliver my proxy?

Shareholders of Record. If you are a shareholder of record and you:

- indicate when voting by Internet or submitting your proxy by telephone that you wish to vote as recommended by the Board; or
- sign and return a proxy card without giving specific voting instructions,

then the Company's named proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and such proxy holders may determine in their discretion how to vote your shares in respect of any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares held in "street name" through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee as to how to vote your shares, your bank, broker or other nominee may still be able to vote your shares in its discretion. Under the rules of the New York Stock Exchange (the "NYSE Rules"), banks, brokers and other securities intermediaries that are subject to the NYSE rules (as are the vast majority of the banks, brokers and other securities intermediaries who hold shares on behalf of beneficial owners of our shares) ordinarily may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine" under the NYSE Rules. However, such banks, brokers or other securities intermediaries may not use their discretion to vote your uninstructed shares with respect to matters considered to be "non-routine" under the NYSE Rules, resulting in such circumstances in what are commonly referred to as "broker non-votes". We believe that Proposals 1, 2 and 4 are considered "non-routine" matters under the NYSE Rules meaning that your broker may <u>not</u> vote your shares on such proposals in the absence of your voting instructions. We believe that Proposals 3, 5 and 6 are considered to be "routine" matters under NYSE rules meaning that if you do not return voting instructions to your bank, broker or other nominee by its deadline, your shares may ordinarily be voted by your broker in its discretion on such proposals. However, given that we expect the Annual Meeting to be a contested meeting, if your shares are held in street name and the bank, broker or other nominee holding your shares have provided you with competing proxy materials from Sarissa, under applicable rules, such banks, brokers and other nominees will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether "routine" or not. Accordingly, in such circumstances, if you do not submit any voting instructions to your bank, broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. If you receive proxy materials only from Alkermes, your bank, broker or other nominee may vote your shares without your specific instruction with respect to Proposals 3, 5 and 6. **If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted, you <u>must</u> provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from such bank, broker or other nominee. We strongly encourage you to submit your voting instructions as soon as possible and exercise your right to vote as a shareholder.**

What is the deadline for voting my shares if I do not vote in person at the Annual Meeting?

If you are a shareholder of record, you may vote by Internet or submit your proxy by telephone before the commencement of the Annual Meeting, or, if you elect to vote by mail, your signed and dated printed proxy card must be received by the Company before the commencement of the Annual Meeting.

If you are a beneficial owner of shares held through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee.

What does it mean if I receive more than one set of printed proxy materials from the Company?

If you hold your shares in more than one account, you may receive a separate set of printed proxy materials, including a separate <u>WHITE</u> proxy card or voting instruction form, for each account. To ensure that all of your shares are voted, please submit your proxy by telephone or vote by Internet or sign, date and return a printed proxy card or voting instruction form for EACH account. Only your latest dated proxy for each account will be counted at the Annual Meeting. Please sign each proxy card exactly as your name(s) appear on the proxy card. For joint accounts, each owner should sign the proxy card. When signing as an executor, administrator, attorney, trustee, guardian or other representative, please print your full name and title on the proxy card.

If Sarissa proceeds with its previously announced proxy solicitation, the Company may conduct multiple mailings prior to the Annual Meeting to ensure shareholders have the Company's latest proxy materials to vote. The Company will send you a new <u>WHITE</u> proxy card with each mailing, regardless of whether you have previously voted. We encourage you to vote every <u>WHITE</u> proxy card you receive. Only the latest dated proxy you submit will be counted, and, if you wish to vote as recommended by our Board, you should only submit <u>WHITE</u> proxy cards.

If you have any questions or need assistance voting, please contact our proxy solicitor, Innisfree M&A Incorporated. Shareholders may call toll-free at +1 (877) 825-8777. Banks and brokers may call collect: +1 (212) 750-5833.

Which ordinary shares are included on a proxy card or voting instruction form?

Each proxy card or voting instruction form represents the ordinary shares that you own as of the close of business on the Record Date. You may receive more than one proxy card or voting instruction form if you hold your shares in multiple accounts, some of your shares are registered directly in your name with the Company's transfer agent, or some of your shares are held in street name through a bank, broker or other nominee. Please vote the shares on each <u>WHITE</u> proxy card or voting instruction form to ensure that all of your shares are counted at the Annual Meeting.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies for the Annual Meeting, including expenses relating to the preparation, printing and mailing to shareholders of this proxy statement and other proxy materials. We have retained Innisfree M&A Incorporated to assist us in the solicitation of proxies. We will also reimburse banks, brokers and nominees for their reasonable out-of-pocket costs incurred in connection with forwarding proxy materials to, and soliciting voting instructions from, beneficial owners who hold shares of Alkermes in "street name" in the name of such bank, broker or other nominee. Proxies may also be solicited by our directors and certain of our officers and regular employees, whether in person, by mail, by telephone or by email or other electronic means. Our directors, officers and employees will not be paid any additional compensation for any such solicitation efforts.

As a result of the proxy solicitation by Sarissa, the Company may incur additional costs in connection with our solicitation of proxies beyond those that we normally incur for an annual general meeting of shareholders in which there is not a proxy contest. These costs will be borne by the Company.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid Annual Meeting. Under our Articles of Association, a quorum will be present if at least one or more shareholders holding not less than a majority of the issued and outstanding shares entitled to vote at the Annual Meeting are present at the Annual Meeting or represented by proxy. On the Record Date, there were 164,136,728 ordinary shares issued and outstanding and entitled to vote. Thus, the holders of 82,068,365 ordinary shares must be present in person or represented by proxy at the Annual Meeting for a quorum to exist.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, broker or other nominee) or if you vote in person at the Annual Meeting. **Abstentions and broker non-votes will be counted toward the quorum requirement.**

What vote is required to approve each proposal? How are abstentions and broker non-votes treated?

Proposal	Vote Required for Approval	Effect of Abstentions and Broker-Non-Votes
PROPOSAL 1 **Election of Directors**	Directors will be elected by a plurality of the votes cast on the resolutions in person or by proxy. "Plurality" means that only those four director nominees receiving the highest number of votes cast "FOR" such nominees will be elected as directors.	Abstentions and broker non-votes will have no effect on the election of the director nominees, as they are not considered to be votes cast.
PROPOSAL 2 **Non-Binding, Advisory Vote on Executive Compensation**	This proposal is advisory and non-binding; the affirmative vote of a majority of the votes cast on the resolution in person or by proxy is required for the advisory approval of this proposal.	Abstentions and broker non-votes will have no effect on the outcome of this advisory proposal, as they are not considered to be votes cast.
PROPOSAL 3 **Ratification of PwC as Independent Auditor and Accounting Firm; Authorization of Audit and Risk Committee to Set Independent Auditor and Accounting Firm's Remuneration**	The ratification component of this proposal asks for a non-binding, advisory vote, whereas the authorization component of this proposal is binding. The authorization component of this proposal requires the affirmative vote of a majority of the votes cast on the resolution in person or by proxy.	Abstentions and broker-non votes (if any) will have no effect on the outcome of this proposal, as they are not considered to be votes cast.
PROPOSAL 4 **Approval of Alkermes plc 2018 Stock Option and Incentive Plan, as amended**	Affirmative vote of a majority of the votes cast on the resolution in person or by proxy.	Abstentions and broker non-votes will have no effect on the outcome of this proposal, as they are not considered to be votes cast.
PROPOSAL 5 **Renewal of Board Authority to Allot and Issue Shares under Irish Law**	Affirmative vote of a majority of the votes cast on the resolution in person or by proxy.	Abstentions and broker non-votes (if any) will have no effect on the outcome of this proposal, as they are not considered to be votes cast.
PROPOSAL 6 **Renewal of Board Authority to Disapply Statutory Pre-emption Rights under Irish Law**	Affirmative vote of at least 75% of the votes cast on the resolution in person or by proxy. In addition, approval of Proposal 6 is conditioned upon prior approval of Proposal 5, because Irish law requires that a general authority to issue shares be granted before an authority can be granted to issue shares for cash on a non-pre-emptive basis.	Abstentions and broker non-votes (if any) will have no effect on the outcome of this proposal, as they are not considered to be votes cast.

How do the results of the Company's recent Extraordinary General Meeting of Shareholders affect voting at the Annual Meeting?

At the Company's Extraordinary General Meeting of Shareholders held on May 13, 2022, our shareholders approved amendments to our Articles of Association that provide for a plurality voting standard for contested director elections. This means that if, at the time the Company files its proxy statement for any general meeting of shareholders, the number of persons who are validly nominated for election as directors exceeds the number of available director positions to be filled at such meeting, then only those director nominees receiving the highest number of votes will be elected to fill the available director positions. The Company received notice from Sarissa Offshore on January 4, 2022 of its intention to nominate two director candidates for election to the Board at the Annual Meeting. Because Sarissa has not withdrawn its nominations as of the time of filing of this proxy statement with the SEC, the plurality voting standard will apply with respect to the election of directors at the Annual Meeting.

How will voting on any other business be conducted?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons identified as the named proxy holders (or any other person designated as your proxy) are entitled to vote on each such matter in their discretion.

Can I change my vote after submitting my proxy?

Shareholders of Record. If you are a shareholder of record, you may revoke your proxy by taking any of the following actions:

- providing written notice of revocation to the Company's Secretary (at Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Secretary, Annual Meeting) by mail or by facsimile to +353 1 772-8001, which notice must be received by the Company Secretary before the commencement of the Annual Meeting;

- signing and delivering a printed proxy card (in the form mailed to you or the form set forth in Section 184 of the Companies Act) relating to the same shares and bearing a later date, that is received by the Company before the commencement of the Annual Meeting;

- transmitting a subsequent vote over the Internet or submitting a subsequent proxy by telephone before the commencement of the Annual Meeting; or

- attending the Annual Meeting and voting in person, although attendance at the Annual Meeting will not, by itself, revoke a previously submitted proxy unless you vote at the Annual Meeting or specifically request that your previously submitted proxy be revoked. We are closely monitoring guidance issued by the HSE, the government of Ireland, the CDC and the WHO in respect of the COVID-19 pandemic and, as a result, we may impose additional procedures or limitations on meeting attendees, beyond those described herein. Changing your vote prior to the Annual Meeting is most easily accomplished if you submit your proxy via telephone or over the Internet, as your vote may then be changed by simply submitting a new vote via telephone or over the Internet.

Beneficial Owners. If you are a beneficial owner, you must contact the bank, broker or other nominee that holds your shares in order to revoke your proxy. If you are a beneficial owner and you wish to vote in person at the Annual Meeting, you must request a legal proxy from your bank, broker or other nominee.

If you have previously submitted a proxy card sent to you by Sarissa, you may change your vote by completing and returning the enclosed WHITE proxy card in the postage-paid envelope provided, or by voting via the Internet or by telephone by following the instructions on the WHITE proxy card. Please note that submitting a proxy card sent to you by Sarissa will revoke any votes you have previously made via the Company's WHITE proxy card. Voting to "WITHHOLD" or "ABSTAIN" with respect to any of the Sarissa Nominees on a proxy card sent to you by Sarissa is not the same as voting "FOR" the Board Nominees because a vote to "WITHHOLD" or "ABSTAIN" with respect to the Sarissa Nominees on its proxy card will revoke any WHITE proxy you may have previously submitted. **Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the WHITE proxy card TODAY.**

Who will count the votes and how are votes counted?

The Board has appointed, and we have retained, First Coast Results, Inc. to serve as the independent inspector of elections for the Annual Meeting. The independent inspector of elections will separately count, for each proposal, votes "FOR," "AGAINST," abstentions and, if applicable, broker non-votes.

What do I need for admission to the Annual Meeting?

All shareholders attending the Annual Meeting in person will be required to show valid government-issued picture identification and may be required to comply with COVID-19-related public health and safety measures in effect at such time. If your ordinary shares are held in street name by a bank, broker or other nominee, you will also need to bring evidence of your ordinary share ownership as of the Record Date, such as your most recent brokerage account statement or a copy of your voting instruction form. If you do not have valid picture identification and, if applicable, proof of your share ownership, you may not be admitted to the meeting.

Is the Company using a universal proxy card in connection with voting at the Annual Meeting?

No. The new rules adopted by the SEC requiring the use of a universal proxy card in contested director elections that take place after August 31, 2022 will not be applicable to the Annual Meeting, which is scheduled to be held on July 7, 2022.

Do shareholders have any appraisal or dissenters' rights on the matters to be voted on at the Annual Meeting?

No, shareholders of the Company will not have rights of appraisal or dissenters' rights with respect to any matter identified in this proxy statement to be acted upon at the Annual Meeting.

How can I find out the results of the voting at the Annual Meeting?

We plan to report final voting results in a Current Report on Form 8-K ("Form 8-K") to be filed with the SEC within four business days after the conclusion of the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, to file an additional Form 8-K to report the final results. You will be able to find a copy of these Form 8-Ks on the Internet electronic data system of the SEC, referred to as EDGAR, available at *www.sec.gov* or through the Investors section of our website at *www.alkermes.com*.

What are the Irish statutory financial statements and where can I access them?

As an Irish company, the Company is required to prepare statutory financial statements under the Companies Act and to deliver those financial statements together with reports of our directors and auditors thereon to shareholders of record in connection with our annual general meetings of shareholders.

These statutory financial statements cover our results of operations and financial position for the year ended prior to each annual general meeting of shareholders and are approved each year by the Board. There is no requirement under Irish law that such financial statements be approved by the Company's shareholders, and no such approval will be sought at the Annual Meeting.

The Company's Irish statutory financial statements for the year ended December 31, 2021, including the reports of the directors and auditors thereon, will be presented at the Annual Meeting in accordance with the requirements of the Companies Act. These financial statements and the related reports are available on the Annual Reports page of the Investors section of the Company's website at *www.alkermes.com*.

Who do I contact if I have questions about the Annual Meeting?

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated. Shareholders may call Innisfree toll-free at +1 (877) 825-8777. Banks, brokers and other nominees may call Innisfree at +1 (212) 750-5833. We also invite shareholders to reach out to our Investor Relations team at *investor_relations@alkermes.com*.

Important Notice Regarding the Internet and Electronic Availability of Proxy Materials for the Annual Meeting:

All shareholders have the ability to access this proxy statement and the Company's Annual Report, as filed with the SEC on February 16, 2022, at *http://www.proxydocs.com/ALKS* or through the Investors section of our website at *www.alkermes.com.* Because we have elected to utilize the "full set delivery" option for proxy materials related to the Annual Meeting, we are delivering paper copies of our proxy materials to our shareholders as of the Record Date.

In addition, any shareholder may request to receive, on an ongoing basis, future proxy materials in printed form, by mail or electronically by email. A shareholder's election as to the format for its receipt of proxy materials will remain in effect until such shareholder terminates such election.

Note Regarding Trademarks

We are the owner of various United States ("U.S.") federal trademark registrations ("®") and other trademarks ("™") and service marks ("SM"), including ALKERMES®, ALKERMES INSPIRATION GRANTS®, ALKERMES PATHWAYS RESEARCH AWARDS®, ARISTADA®, ARISTADA INITIO®, LYBALVI® and VIVITROL®. INVEGA® is a registered trademark of Johnson & Johnson Corporation and VUMERITY® is a registered trademark of Biogen MA Inc., used by the Company under license. Other trademarks, trade names and service marks appearing in this proxy statement are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names in this proxy statement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Note Regarding Product References

Except as otherwise suggested by the context, (a) references in this proxy statement to "products" or "our products" include our marketed products, marketed products using our proprietary technologies, our licensed products, our product candidates, and product candidates using our proprietary technologies and (b) references in this proxy statement to the "biopharmaceutical industry" are used interchangeably with references to the "biotechnology industry" and/or the "pharmaceutical industry."

Background to the Solicitation

Executive Summary

The Company has been engaging with Sarissa and Elliott Investment Management L.P. and its affiliates ("Elliott") since 2020. This engagement has resulted in the appointment of three directors supported by Elliott (Emily Peterson Alva, David Daglio and Brian McKeon) and one director designated by Sarissa (Cato Laurencin, M.D., Ph.D.).

In early January 2022, approximately six weeks after the Board appointed Dr. Laurencin as director designee of Sarissa, the Company received a notice from Sarissa to nominate another two Sarissa director candidates for election to the Board. Consistent with the Board's nomination process, the Nominating and Corporate Governance Committee, which is composed of three independent directors – Drs. Dixon and Snyderman and the Sarissa designee, Dr. Laurencin – considered the qualifications of the Sarissa Nominees and, in this context, the attributes, qualifications and experience previously identified by the Board as important in a new director nominee in order to support the long-term strategy of the Company and create shareholder value. The Nominating and Corporate Governance Committee unanimously determined that the Sarissa Nominees' key attributes and experience were neither additive to the Board at this time nor consistent with those attributes and experience previously identified by the Board as important in a new director nominee, and therefore not in the best interests of all shareholders. The Company repeatedly offered to work with Sarissa to identify a mutually agreeable director candidate possessing these desired qualifications and proposed to Sarissa potential candidates, including Christopher Wright, M.D., Ph.D.; however, Sarissa declined. In recent discussions, Alex Denner, Founder and Chief Investment Officer of Sarissa, expressed support for the Board's addition of Dr. Wright as a director. Still, Dr. Denner has insisted that he should have a seat on the Board himself.

Since 2020 through the date of this proxy statement, members of the Company's management team and Board have engaged extensively with Sarissa, including more than 20 calls and meetings with representatives of Sarissa, including a recent in-person meeting at Sarissa's offices in Greenwich, Conn. Throughout this engagement, Sarissa has been complimentary of the Company's strategy, performance and management. Until May 25, 2022, when Dr. Denner objected to the Board's director nomination process and, in particular, its decision not to recommend or appoint a Sarissa nominee as a director, Sarissa had never voiced any concerns regarding the Company's governance practices. Sarissa has not once presented a plan or new ideas for the business and has instead focused entirely on its belief that it deserves to have additional directors on the Board.

Engagement with Elliott

In December 2020, following constructive dialogue with many of the Company's shareholders, including Elliott, and entry into an associated cooperation agreement between Alkermes and Elliott (the "Elliott Cooperation Agreement"), the Company announced its Value Enhancement Plan. The Value Enhancement Plan includes a commitment to multi-year profitability targets, a review and optimization of the Company's cost structure, potential monetization of non-core assets, and continued governance enhancements. The Value Enhancement Plan built upon the Company's implementation of a restructuring in 2019 and the Board refreshment process that began in 2019 with the engagement of a leading recruitment firm and, in September 2019, the subsequent appointment of two highly qualified independent directors, Frank Anders Wilson and Richard Gaynor, M.D., and the retirement of one of the Board's longer-serving directors, Floyd Bloom, M.D.

In connection with the December 2020 announcement, the Board continued its refreshment process and appointed two new independent directors supported by Elliott – David Daglio, the former EVP, Chief Investment Officer and Executive director of Mellon Investments Corporation, and Brian McKeon, the Executive Vice President, Chief Financial Officer and Treasurer of IDEXX Laboratories, Inc. – who bring to the Board investor perspectives and strong financial and operational expertise. The Company also announced that two longer-serving directors, Robert Breyer and Paul Mitchell, planned to retire from the Board at the close of the Company's 2021 annual general meeting of shareholders (the "2021 AGM"). As part of the Elliott Cooperation Agreement, the Board committed to work with Elliott to identify one additional independent director to be appointed in the first half of 2021.

The Elliott Cooperation Agreement also included agreed corporate governance enhancements, including a commitment by the Company to recommend declassification of the Board, and establishment by the Board of a new Board committee, the Financial Operating Committee, to oversee, among other things, achievement of the Company's profitability targets and potential monetization of the Company's non-core assets. The Financial Operating Committee is currently comprised of the three Elliott-supported directors, Ms. Alva, Mr. Daglio and Mr. McKeon, as well as Richard F. Pops and Frank Anders Wilson.

Engagement with Sarissa

Based on information provided by Sarissa, Sarissa began purchasing ordinary shares of the Company in November 2019. Mr. Pops, the Company's Chief Executive Officer and Chairman of the Board, and Dr. Denner of Sarissa, have been industry acquaintances since approximately 2010. Mr. Pops and Dr. Denner first interacted when Dr. Denner was a shareholder and board member of Amylin Pharmaceuticals ("Amylin"). At the time, the Company was partnered with Amylin in regard to the development of BYDUREON®. Since that time, Mr. Pops and Dr. Denner have occasionally interacted in regard to healthcare sector-related events. Since 2009, Dr. Denner has served on the board of directors of Biogen Inc. ("Biogen"), which exclusively licenses and globally commercializes VUMERITY®, a drug product that Alkermes developed and that was approved by the FDA in October 2019. Biogen pays Alkermes manufacturing fees for the supply of VUMERITY and royalties on net sales of VUMERITY. The companies are in frequent communication and discussion, including some in which the Company and Biogen disagree, regarding these manufacturing and commercialization activities.

2020

On February 14, 2020, Sarissa filed a Schedule 13F disclosing ownership of approximately 2.33% of the outstanding ordinary shares of the Company as of December 31, 2019.   On February 15, 2020, Mr. Pops emailed Dr. Denner, acknowledging that Sarissa recently became a shareholder of the Company and suggesting a meeting that week. Dr. Denner replied on February 17, 2020 indicating that his schedule would not allow a meeting in the next few days but suggested finding a time in the coming weeks.

On August 11, 2020, Dr. Denner emailed Mr. Pops requesting a phone call. Mr. Pops promptly replied.

On August 25, 2020, Mr. Pops and Sandra Coombs, Senior Vice President of Investor Relations and Corporate Affairs of the Company, held a virtual meeting with Dr. Denner. During the meeting, Mr. Pops and Dr. Denner discussed the evolution of the Company's business, the valuation of the Company and the Company's strategic priorities going forward. Dr. Denner commended Mr. Pops on his leadership. Dr. Denner did not recommend or request any actions for the Company to pursue.

On November 3, 2020, James Frates, the Company's then-current Chief Financial Officer, and Ms. Coombs held a virtual meeting with Odysseas Kostas and Shenstone Huang, representatives of Sarissa. During this meeting, the participants discussed investor sentiment surrounding the Company, the Company's cost structure and potential value drivers.

On December 3, 2020, Dr. Denner emailed Mr. Pops to arrange a conversation. Mr. Pops responded promptly and Dr. Denner's assistant suggested a call on December 7, 2020.

On December 4, 2020, the last day of the window for the Company's shareholders to submit director nominations for the 2021 AGM, the Company received notice from Sarissa of its intention to nominate Dr. Denner for election to the Company's Board (the "First Sarissa Nomination Notice").

Following receipt of the First Sarissa Nomination Notice, Mr. Pops reached out to Dr. Denner stating Mr. Pops' preference, in light of the notice, for a call that afternoon in lieu of the call scheduled during the following week. That evening, Dr. Denner and Mr. Pops held a virtual meeting. Mr. Pops expressed surprise to receive the notice given that Dr. Denner had not previously expressed any concerns about the Company. Dr. Denner indicated that he considered the notice a "placeholder" and expressed that he thought he "could be helpful" on the Board. Mr. Pops inquired whether Dr. Denner would be willing to enter into a confidentiality agreement with the Company.

On December 5, 2020, David Gaffin, Chief Legal Officer of the Company, emailed Dr. Denner the terms of a proposed confidentiality agreement. On December 6, 2020, Dr. Denner agreed to the confidentiality terms proposed by Mr. Gaffin.

On December 7, 2020, Mr. Pops and Dr. Denner held a virtual meeting and Mr. Pops shared the Company's engagement with Elliott, the profile of the director candidates that the Company was planning to appoint to the Board and the structure and priorities of the Company's Value Enhancement Plan. Dr. Denner expressed frustration that Elliott was engaging with the Company despite not having publicly disclosed an ownership stake in the Company.

On December 10, 2020, the Company announced the Elliott Cooperation Agreement, the Value Enhancement Plan and the appointment of two new independent directors, Mr. Daglio and Mr. McKeon.

2021

On February 17, 2021, Mr. Pops reached out to Dr. Denner requesting to speak. On February 23, 2021, Mr. Pops' assistant followed up.

On February 26, 2021, Mr. Pops and Dr. Denner held a virtual meeting. Mr. Pops outlined the Company's ongoing Board refreshment efforts, including the appointment of four new independent directors within the prior two years, two of whom were supported by Elliott. Mr. Pops described the Company's continued efforts to ensure that the Board possesses the appropriate skills and experience to support the Company and guide it in the execution of its long-term strategy. Mr. Pops solicited Dr. Denner's input with respect to the specific skills and experience that he believed would be additive to the Board and his recommendations of specific individuals for consideration. In this context, Mr. Pops communicated the Company's focus on, and importance of, enhancing the diversity of the Board.

On March 11, 2021, Mr. Pops emailed Dr. Denner requesting a meeting to continue discussing a potential settlement agreement. Mr. Pops' assistant emailed Dr. Denner's assistant to coordinate a time for such discussion. On March 18, 2021, Mr. Pops' assistant once again emailed Dr. Denner's assistant to coordinate a time for a potential call. On March 19, 2021, Dr. Denner's assistant responded to Mr. Pops' assistant to confirm a time for Mr. Pops and Dr. Denner to speak.

On March 23, 2021, Mr. Pops and Dr. Denner held a virtual meeting and discussed Board refreshment and elements of the Company's Value Enhancement Plan. Mr. Pops suggested that Dr. Denner participate in the Company's upcoming virtual Investor Day scheduled for the following week to learn more about the Company's pipeline programs and implementation of the Value Enhancement Plan. They agreed to continue their discussion following such Investor Day.

On March 25, 2021, the Company hosted a virtual Investor Day to discuss the Company's R&D strategy and portfolio and provide an update on the implementation of the Value Enhancement Plan.

On March 26, 2021, Mr. Pops and Dr. Denner were scheduled to continue their discussion related to Board refreshment. Dr. Denner requested to postpone the call. Mr. Pops' assistant emailed Dr. Denner's assistant to schedule a new time. On March 29, 2021, Dr. Denner's assistant suggested a call the next day.

On March 30, 2021, Mr. Pops and Dr. Denner held a virtual meeting and further discussed priorities for Board refreshment.

On April 2, 2021, Mr. Pops emailed Dr. Denner to request a virtual meeting to continue their previous conversation.

On April 5, 2021, Dr. Denner responded to Mr. Pops' email and indicated that it "would be great to chat."

On April 6, 2021, Mr. Pops and Dr. Denner had a virtual meeting and discussed the potential for an agreement under which Sarissa would have an option to designate a mutually agreeable candidate for appointment to the Board.

On April 7, 2021, Mr. Pops emailed Dr. Denner to highlight recent news issued by the Company and to outline the manner in which the Company would propose to characterize a potential agreement to investors, highlighting that Sarissa "is a strategic and valued investor".

On April 8, 2021, Dr. Denner responded to Mr. Pops and introduced Mark DiPaolo, Senior Partner and General Counsel of Sarissa, and inquired whether a written agreement was preferred by Mr. Pops and the Company.

On April 9, 2021, Mr. Pops confirmed that a written agreement would be preferred and that Mr. Gaffin and Mr. DiPaolo should connect to discuss. Mr. Gaffin and Mr. DiPaolo held a virtual meeting to discuss the potential terms of a written agreement.

On April 11, 2021, Mr. Gaffin sent Mr. DiPaolo a draft settlement agreement for consideration. Mr. DiPaolo responded that the proposed agreement would not work for Sarissa, noting that the proposed terms were counter to Sarissa's precedent agreements. Mr. DiPaolo expressed a desire to find a constructive path forward.

On April 12, 2021, Mr. Gaffin responded that the Company shared the desire to find a mutually agreeable path forward and provided additional context and assumptions underlying the Company's proposed settlement agreement.

On April 14, 2021, Mr. DiPaolo responded via email that the Company's proposal was not acceptable. Dr. Denner emailed Mr. Pops and expressed his desire to enter into a settlement agreement that would allow Sarissa to designate a nominee to the Board in six months.

On April 15, 2021, Mr. Pops responded to Dr. Denner and agreed to continue discussing the proposed settlement arrangement. A virtual meeting was scheduled for the following day.

On April 16, 2021, Mr. Pops and Dr. Denner held a virtual meeting. During the discussion, Mr. Pops outlined the key attributes and experience that the Board believed would be useful in new director candidates, including scientific expertise, preferably in neuroscience. Mr. Pops also underscored the Company's commitment to increasing racial and ethnic diversity on the Board, in addition to other important qualifications and desired skillsets and requested that Dr. Denner consider these priorities. Dr. Denner proposed assembling a list of mutually agreeable candidates from which Sarissa would select their designee.

On April 20, 2021, Dr. Denner emailed Mr. Pops to inquire whether a virtual meeting that afternoon would work. Mr. Pops promptly responded to Dr. Denner that he was available. Four minutes prior to the planned start of the meeting, Dr. Denner emailed that he would not be able to attend. Mr. Pops requested that Dr. Denner let him know when he is free.

On April 21, 2021, Dr. Denner emailed Mr. Pops indicating that he would follow up again with Mr. Pops. Dr. Denner noted his belief that Mr. DiPaolo, Mr. Kostas, an analyst at Sarissa, Mark Timney, the former CEO of Purdue Pharma, and Sarah Schlesinger, M.D., would be "great directors."

Also on April 21, 2021, Mr. Pops emailed Dr. Denner, expressing a sense of urgency to come to an agreement before the Company would be required to file its proxy materials for the 2021 AGM. The email detailed proposed terms of a settlement: (1) the option, exercisable in 6 months, for Sarissa to appoint a mutually-agreed director to the Board; and (2) for Sarissa to meet the director candidates that were in the Company's screening process at the time. Later that day, Dr. Denner responded expressing his appreciation for the good faith effort and clarifying certain of his expectations related to the proposed arrangement. Dr. Denner also indicated he was considering another potential candidate that he believed may "be good" and that would align with the Company's desire to continue to add to the diversity of the Board.

On April 22, 2021, Mr. Pops and Dr. Denner continued their email exchange in order to advance discussions and finalize the terms of a potential settlement. Mr. Pops proposed that the Company would (1) grant Sarissa the option, exercisable after approximately six months, to appoint a mutually agreed director from a list of candidates provided by Sarissa, and (2) issue a press release detailing this agreement in conjunction with the withdrawal of the First Sarissa Nomination Notice. Later that day, Dr. Denner responded to clarify his perspective related to the objective of having a list of mutually agreed upon candidates.

On April 23, 2021, Mr. Pops emailed Dr. Denner to clarify the purpose of the proposed list of mutually agreeable candidates from which Sarissa could designate a director. Mr. Pops emphasized that any director candidates would be subject to a vetting process in line with the Board's customary practices.

On April 24, 2021, Sarissa formally withdrew the First Sarissa Nomination Notice.

Between April 24 and April 29, 2021, Mr. Gaffin and Mr. DiPaolo negotiated the details of a settlement agreement and discussed the language to be included in the Company's Current Report on Form 8-K and press release related to the agreement.

On April 29, 2021, the Company and Sarissa announced a settlement agreement, pursuant to which the Company granted Sarissa a right to designate one director for appointment to the Board from a predetermined list of candidates identified by Sarissa, with such right exercisable between October 30, 2021 and February 28, 2022 (the "Sarissa Settlement Agreement").

On May 20, 2021, the Company announced the appointment to the Board of a new independent director, Ms. Alva, pursuant to the Elliott Cooperation Agreement.

On June 1, 2021, Mr. Pops emailed Dr. Denner to schedule a meeting.

On June 4, 2021, Mr. Gaffin inquired of Mr. DiPaolo by email whether Sarissa had any questions with respect to the Company's proxy proposals for the 2021 AGM and whether Sarissa had an interest in engaging with the Company prior to the 2021 AGM, which had been scheduled for June 14, 2021.

On June 7, 2021, Mr. Pops and Dr. Denner held a virtual meeting, during which they discussed the recent FDA approval of the Company's oral antipsychotic, LYBALVI®, and the Company's investor webcast and presentation of data at the American Society of Clinical Oncology (ASCO) annual meeting. Dr. Denner was interested in learning more about operating leverage from the Company's commercial infrastructure, the effectiveness of telemedicine, and commercial salesforce sizing. Mr. Pops and Dr. Denner did not discuss the Board or potential director candidates during this meeting.

On June 10, 2021, Mr. Gaffin once again inquired of Mr. DiPaolo by email whether Sarissa had any questions with respect to the Company's proxy proposals to be presented at the 2021 AGM and whether Sarissa had an interest in engaging with the Company prior to the 2021 AGM.

On June 11, 2021, Mr. Gaffin and Mr. DiPaolo discussed the Company's proxy proposals for the 2021 AGM. Mr. DiPaolo expressed dissatisfaction with the timing of the process advanced by the Company to declassify the Board. Mr. DiPaolo did not express any other concerns with the Company's proposals, including those related to the Company's nominees for election to the Board at the 2021 AGM.

On June 13, 2021, Mr. Gaffin emailed Mr. DiPaolo expressing surprise at the fact that Sarissa had submitted votes (1) against Nancy Snyderman, M.D. and Nancy Wysenski (the Company's only two female director nominees) and (2) against the Company's say on pay proposal with respect to executive compensation. Mr. Gaffin noted that Sarissa had not indicated any concern—including during a conversation regarding the 2021 AGM just two days prior—with any of the Company's director candidates or the say on pay proposal when prompted for feedback following Sarissa's entry into the Sarissa Settlement Agreement with the Company.

On June 14, 2021, at the Company's 2021 AGM, the Company's shareholders approved all of the Company's proposals, including election of each of the Board's director nominees and amendments to the Company's Articles of Association that served to declassify the Board over a period of three years.

On June 18, 2021, Mr. Gaffin and Mr. DiPaolo discussed Sarissa's votes against the two directors and say on pay proposal. Mr. DiPaolo noted that Sarissa voted against the two directors and voted against the Company's say on pay proposal due to Sarissa's belief that historic pay practices were not always linked to performance. Mr. Gaffin noted that, since 2020, the Compensation Committee and the Board had significantly enhanced the Company's executive compensation program to increase its performance-based nature and address historical shareholder feedback and that the Company's institutional shareholders had recognized and expressed support for these changes.

On September 27, 2021, Mr. Gaffin spoke with Mr. DiPaolo, who noted that Dr. Denner had identified a potential candidate for the Board and that such candidate, in addition to being highly qualified and experienced, would also add an element of diversity to the Board, which Mr. DiPaolo acknowledged was important to the Board.

On September 30, 2021, Mr. Pops and Dr. Denner held a virtual meeting. Dr. Denner proposed Dr. Cato Laurencin as a potential director candidate for purposes of the Sarissa Settlement Agreement.

On October 1, 2021, Dr. Denner sent an email introducing Dr. Laurencin and Mr. Pops. Later that day, Mr. Pops emailed Dr. Laurencin to request a time to speak.

On October 4, 2021, Mr. Pops had an introductory virtual meeting with Dr. Laurencin.

On October 7, 2021, Dr. Laurencin spoke with a representative of the executive search firm engaged by the Company.

Between October 15 and October 21, 2021, each of Dr. Snyderman, a member of the Nominating and Corporate Governance Committee; David Anstice AO, the Company's Lead Independent Director; Wendy Dixon, Ph.D., Chair of the Nominating and Corporate Governance Committee; Mr. Daglio, a member of the Audit and Risk Committee; and Dr. Gaynor, a member of the Compensation Committee, held a virtual meeting with Dr. Laurencin.

On October 22, 2021, Mr. Pops emailed Dr. Denner requesting a time for a conversation related Dr. Laurencin's candidacy.

On October 27, 2021, following the Company's announcement of financial results for the third quarter of 2021, Mr. Pops and Dr. Denner held a virtual meeting. Mr. Pops discussed key updates that were raised on the Company's conference call. In light of the Company's upcoming window for shareholder nominations of director candidates for election at the Annual Meeting, Mr. Pops inquired whether Dr. Denner was "done" in respect of proposing new Board candidates. Dr. Denner replied, "Yeah, I think so."

On November 8, 2021, the Company announced receipt of notices of partial termination in respect of two license agreements with Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson ("Janssen"). The Company announced its strong disagreement with Janssen's actions, the Company's efforts to engage with Janssen to determine whether a mutually agreeable resolution could be reached, and the Company's plans to explore all options at its disposal, including arbitration and litigation, to enforce its contractual rights and defend against unauthorized use of its intellectual property. Following the announcement, the Company's share price declined by approximately 15% during the November 9 trading session.

On November 10, 2021, Ms. Coombs emailed Mr. Kostas of Sarissa to inquire whether Sarissa had questions related to the Janssen partial termination announcement. Mr. Kostas replied that a conversation would be useful. Later that day, Ms. Coombs, along with Iain Brown, the Company's Chief Financial Officer, and Blair Jackson, the Company's Chief Operating Officer, held a virtual meeting with Sarissa representatives, Mr. Kostas and Mr. Huang, to discuss Janssen's notices of termination and the Company's position. Mr. Kostas remarked that it seemed as though Janssen was trying to "squeeze" the Company.

On November 12, 2021, Mr. DiPaolo spoke with Mr. Gaffin and requested that consideration of Dr. Laurencin's candidacy be expedited.

Also on November 15, 2021, Mr. Gaffin communicated to Mr. DiPaolo that, should Sarissa wish to exercise its option under the Sarissa Settlement Agreement and designate Dr. Laurencin for appointment, the Company would effect such appointment as soon as reasonably practicable.

On November 18, 2021, Mr. Gaffin and Mr. DiPaolo spoke about the proposed Sarissa statement to be included in the Company's press release announcing the appointment of Dr. Laurencin to the Board and Mr. Pops and Dr. Denner exchanged emails related to the announcement.

On November 19, 2021, the Company announced the appointment of Dr. Laurencin to the Board pursuant to the Sarissa Settlement Agreement.

2022

On January 3, 2022, Mr. DiPaolo emailed Mr. Gaffin requesting time to speak. Mr. Gaffin spoke with Mr. DiPaolo that same day. Mr. DiPaolo noted that Dr. Denner was planning to reach out to Mr. Pops to discuss Sarissa's intent to nominate Dr. Denner and Dr. Schlesinger for election to the Board at the Annual Meeting. Mr. DiPaolo expressed Sarissa's view that these candidates would be "additive" to the Board and that Sarissa had concerns with the "old guard" not "getting it." Mr. DiPaolo noted that Sarissa did not favor the manner of declassification adopted by the Board, despite having been approved by more than 99% of votes cast by shareholders on such proposal, including Sarissa. Mr. DiPaolo also stated that Sarissa had spoken with certain of the Company's shareholders in respect of the Janssen termination notices. Mr. DiPaolo further noted that he would send Mr. Gaffin the nomination notice to be held in escrow until immediately prior to the close of the nomination window. Mr. DiPaolo suggested that Mr. Pops and Dr. Denner speak prior to the close of the nomination window in order to reach an agreement with respect to the proposed nomination.

Later that day, Dr. Denner emailed Mr. Pops requesting to discuss the potential addition of new directors to the Board. Mr. Pops promptly responded that he would be happy to speak.

On January 4, 2022, Mr. DiPaolo emailed Mr. Gaffin an electronic copy of Sarissa's notice of its intention to nominate Dr. Denner and Dr. Schlesinger for election to the Company's Board at the Annual Meeting (the "Second Sarissa Nomination Notice").

On January 5, 2022, Mr. Pops and Dr. Denner had a telephone conversation during which Dr. Denner stated that he had debated whether to submit a nomination notice and decided to do so after the Company received the Janssen termination notices. Dr. Denner expressed his belief that he could be helpful as a director to help assure other shareholders that the Company had not mishandled the situation with Janssen. Mr. Pops indicated that he valued Dr. Denner's feedback and would be happy to collaborate with him once again in identifying director candidates with the attributes and skills that would be additive to the Board given its current composition and the Company's current strategic priorities. Mr. Pops also asked for further clarification to understand why the actions of Janssen should result in further changes to the Board.

On January 6, 2022, Mr. Pops emailed Dr. Denner to coordinate a time for a telephone conversation and it was tentatively determined that they would speak the following day, subject to Dr. Denner's availability.

On the morning of January 7, 2022, the Company contacted Sarissa three times to confirm scheduling of the call between Mr. Pops and Dr. Denner. Mr. DiPaolo emailed Mr. Gaffin to indicate that a copy of the Second Sarissa Nomination Notice would be delivered to the Company's registered offices, as required by the advance notice requirements of the Company, that Sarissa did not intend to announce its nomination publicly until Monday, January 10 (the last day of the Company's nomination window with respect to the Annual Meeting), and that, if a deal could be reached, Sarissa would withdraw its notice prior to "the deadline". Later that day, Dr. Denner's assistant emailed Mr. Pops' assistant to indicate that Dr. Denner was unavailable for the remainder of the afternoon. Later that day, Mr. Pops emailed Dr. Denner stating that he would like to continue their discussions and offered time over the weekend. Dr. Denner did not respond to Mr. Pops' request.

On Monday, January 10, 2022, the last day of the Company's nomination window with respect to the Annual Meeting, Sarissa filed a Schedule 13D disclosing the Second Sarissa Nomination Notice, noting that Sarissa had "discussions with the Issuer and other interested parties regarding Board composition, governance, operations and other matters and intend to continue these discussions." Sarissa also disclosed beneficial ownership of approximately 8.67% of the outstanding ordinary shares of the Company.

On January 11, 2022, the Company filed a Current Report on Form 8-K that confirmed receipt of the Second Sarissa Nomination Notice.

On January 18, 2022, Mr. Pops again emailed Dr. Denner requesting a telephone conversation. Mr. Pops' assistant exchanged emails with Dr. Denner's assistant, who agreed to a tentative date and indicated that she would confirm a meeting time. No such confirmation was made and Dr. Denner did not make himself available to speak with Mr. Pops again until nearly two months later.

On March 2, 2022, Mr. Gaffin and Ms. Coombs conducted a conference call with Mr. DiPaolo, Mr. Kostas and Mr. Huang of Sarissa. During the call, the parties discussed recent publicly disclosed interactions between the Company and Janssen in respect of the notices of partial termination. Mr. DiPaolo inquired about the nature of the Company's interactions and why the Company had not yet initiated arbitration or litigation in the matter. Mr. Gaffin responded that this information would constitute material non-public information and that, as such, he would not be able to comment. Mr. DiPaolo continued to question Mr. Gaffin on his opinion as to the odds of success in an arbitration with Janssen. Mr. Gaffin again declined to comment.

Mr. DiPaolo and Mr. Gaffin spoke again later that day. Mr. Gaffin expressed the Company's interest in engaging with Dr. Denner in respect of the Second Sarissa Nomination Notice and inquired why Dr. Denner chose not to respond to Mr. Pops' attempts at outreach. Mr. DiPaolo responded that he was not privy to Dr. Denner's rationale. Mr. DiPaolo stated that he did not believe Dr. Denner was interested in engaging with Mr. Pops on another "Cato-type arrangement" (referring to the Sarissa Settlement Agreement, which led to the mutual identification and appointment of Dr. Cato Laurencin to the Board) and instead believed strongly that Dr. Denner and Dr. Schlesinger should be added to the Board.

On March 3, 2022, Mr. Pops again emailed Dr. Denner noting that he had not heard back from him since early January. Mr. Pops remarked that he believed they should connect and that they could even consider an in-person meeting.

On March 10, 2022, in lieu of the proposed virtual meeting, Mr. Pops elected to drive from Boston, Massachusetts to Greenwich, Connecticut to meet Dr. Denner at Sarissa's offices. They met for two hours and discussed the Company's business, including R&D activities and commercial and cost optimization efforts. Dr. Denner complimented Mr. Pops, noting that he was doing a "good job". Mr. Pops noted that certain longer-serving members of the Board might consider retiring and that the Board had identified the need for a director candidate, independent of Sarissa and the Company, with deep pharmaceutical drug development and R&D portfolio management experience, with a specific need for neuroscience expertise. Mr. Pops asked for Dr. Denner's assistance in identifying such a director candidate and suggested that Sarissa's designation of such a candidate for appointment to the Board could serve as the basis for a settlement between Sarissa and the Company. Mr. Pops and Dr. Denner discussed two such potential candidates that the Company had identified, including Dr. Wright. Dr. Denner noted that he was, coincidentally, planning to speak with Dr. Wright in the upcoming days.

On March 14, 2022, Mr. Pops emailed Dr. Denner to ask for his opinion on the potential director candidate with whom Dr. Denner had indicated he was planning to speak and to solicit his interest in speaking with the other director candidate identified by the Company and its director recruitment firm.

On March 22, 2022, having not received a reply from Dr. Denner, Mr. Pops sent Dr. Denner another email asking that they reconnect to discuss the two director candidates previously identified and to explore the feasibility of a settlement between Sarissa and the Company.

Between March 22 and March 25, 2022, Mr. Pops' assistant sent multiple emails to Dr. Denner's assistant in order to arrange a time for Dr. Denner and Mr. Pops to speak. On March 25, 2022, Dr. Denner's assistant responded that she was unable to schedule a firm time for this call.

On March 25, 2022, Dr. Denner replied to Mr. Pops' email from March 22, 2022. Dr. Denner stated that, after their discussion in Greenwich, he was considering Sarissa representatives as potential candidates for the Board: "*Patrice Bonfiglio and also me!*"

On March 26, 2022, Mr. Pops replied to Dr. Denner's email asking for his availability to speak during the weekend.

On March 28, 2022, Dr. Denner replied with his availability later that day and Mr. Pops and Dr. Denner spoke by telephone. Mr. Pops reiterated his desire to engage in constructive discussions with Dr. Denner about how to identify director nominees, independent of Sarissa and Alkermes, that could add neuroscience, pharmaceutical drug development and R&D portfolio capital allocation expertise and experience to the Board. In response, Dr. Denner praised Ms. Bonfiglio, noting that she was an accomplished executive whom he held in high regard, but did not have any public company board experience. Dr. Denner dismissed the potential candidacies of the two neuroscience experts that he and Mr. Pops had discussed during their in-person meeting as not satisfying his desire for an individual who would be viewed clearly as appointed to represent shareholders' interests. Mr. Pops reiterated his concerns around adding the Sarissa director nominees to the Board due to the mismatch of their skillsets relative to the Board's identification of the need for a director nominee with substantial neuroscience, pharmaceutical drug development and R&D portfolio management experience, given the Company's strategic focus in neuroscience. Dr. Denner stated that he believed Mr. Pops was doing things well but that there were always opportunities to improve and that Dr. Denner was viewed by shareholders as being able to "*get things moving*". Dr. Denner provided no further specificity when asked what those opportunities for improvement consisted of. Mr. Pops also noted that, as a result of Dr. Denner's extended period of non-responsiveness in the weeks following the meeting in Greenwich and the Company's schedule, the Board would be moving ahead with certain actions that it believes are in the best interests of the Company.

On April 18, 2022, the Company filed a notice and definitive proxy statement for an extraordinary general meeting of shareholders to be held on May 13, 2022 (the "EGM") to propose certain amendments to the Company's Articles of Association that would provide for a plurality vote standard for contested director elections.

On May 12, 2022, Mr. DiPaolo reached out to Mr. Gaffin for a discussion, during which Mr. DiPaolo stated that Sarissa believed the Company had done the right thing in proposing to shareholders a plurality voting standard for contested director elections and that Sarissa had voted to approve the amendments in accordance with the Board's recommendation. Mr. DiPaolo continued to praise Dr. Denner as an ideal board member and expressed his belief that Dr. Denner's appointment to the Board would serve to increase the Company's share price and help the Company gain credibility. He also expressed the need for Mr. Pops and Dr. Denner to connect given their differing positions. Mr. Gaffin agreed that Mr. Pops and Dr. Denner should connect and noted that Mr. Pops intended to reach out to Dr. Denner in advance of the Company filing its proxy materials for the upcoming Annual Meeting.

On May 13, 2022, shareholders approved at the EGM amendments to the Company's Articles of Association to provide for plurality voting for contested director elections.

On May 17, 2022, the Nominating and Corporate Governance Committee recommended to the Board that Dr. Wright, a neurologist and neuroscientist with more than 20 years of clinical and drug development experience, be appointed to the Board as a Class II director and be nominated for re-election by the Company's shareholders at the Annual Meeting.

That same day, Mr. Gaffin reached out to Mr. DiPaolo for a discussion, during which Mr. Gaffin suggested that Dr. Denner and Mr. Pops connect in advance of the Company's filing of its proxy materials for the Annual Meeting and that Dr. Denner and Sarissa agree to confidentiality and non-disclosure terms prior to such discussion. Mr. DiPaolo was amenable to the idea of agreeing to confidentiality and non-disclosure terms in advance of that discussion. Mr. Pops then reached out to Dr. Denner, suggesting a discussion later that week.

On May 19 and May 20, 2022, Mr. Gaffin and Mr. DiPaolo corresponded about, and agreed upon, proposed confidentiality and non-disclosure terms. Sarissa agreed to comply with such confidentiality and non-disclosure terms on May 20, 2022.

On May 20, 2022, Mr. Pops and Dr. Denner held a virtual meeting. After discussing the Company's performance, Mr. Pops shared the Board's intended refreshment activities to be announced the following week in connection with the filing of its proxy statement for the Annual Meeting, i.e. the appointment of Dr. Wright, the potential retirement of David Anstice AO and Wendy Dixon, Ph.D. from the Board, and the appointment of a new Lead Independent Director. Mr. Pops requested that Sarissa support these changes and withdraw the Second Sarissa Nomination Notice. Dr. Denner again complimented Mr. Pops on the Company's performance and noted that he supported the contemplated Board changes, but was not willing to withdraw the Second Sarissa Nomination Notice. Instead, Dr. Denner emphasized that Sarissa deserved to have a director on the Board given the size of Sarissa's shareholdings and that he would be a good director, and also requested an opportunity to speak to the Board. Dr. Denner did not make mention of Dr. Schlesinger. He repeatedly stated that he did not want to "fight".

On May 23, 2022, Mr. Pops emailed Dr. Denner to confirm the Company's planned timing for the public announcement of the Board changes that Mr. Pops and Dr. Denner had discussed on May 20, 2022 and again requested that Sarissa support the Company's announcement instead of choosing the route of a contested director election. Mr. Pops also reiterated that, absent an amicable resolution, the Company would proceed to file a preliminary proxy statement for a contested director election. That same day, Mr. Gaffin forwarded Mr. Pops' email to Mr. DiPaolo, emphasizing the Company's planned timing for a public announcement and asking whether Mr. DiPaolo wished to speak. Neither Dr. Denner nor Mr. DiPaolo responded to the email outreach.

On May 24, 2022, the Board appointed Dr. Wright to the Board (effective immediately) and appointed non-employee director Nancy Wysenski as the new Lead Independent Director of the Board (effective as of the close of the Annual Meeting). In addition, David Anstice AO and Wendy Dixon, Ph.D., the Company's two longest-serving non-employee directors, announced their decisions to retire from the Board as of the close of the Annual Meeting.

On May 25, 2022, Dr. Denner finally responded to Mr. Pops' email from two days prior. In this response, Dr. Denner expressed – for the first time– concerns about the Company's corporate governance practices related to the consideration of the Sarissa director nominees. Specifically, Dr. Denner accused the independent directors on the Nominating and Corporate Governance Committee of "breaching their fiduciary duties" based on the fact that the Board did not interview the Sarissa Nominees before deciding not to support their nomination to the Board. He also requested to speak to the Board.

On May 26, 2022, Mr. Pops responded to Dr. Denner. He explained that the Nominating and Corporate Governance Committee, which is composed of three independent directors – Drs. Dixon and Snyderman and the Sarissa designee, Dr. Laurencin – reviewed and discussed the qualifications of the two Sarissa Nominees, including the detailed information about each such nominee that accompanied the Second Sarissa Nomination Notice, and unanimously determined that the Sarissa Nominees' key attributes and experience were neither additive to the Board nor consistent with those attributes and experiences previously identified by the Board as important in a new director nominee in order to advance the long-term strategy of the Company and create shareholder value. Moreover, Mr. Pops pointed out that, despite numerous engagements with the Company since 2020, Dr. Denner had not once expressed a desire to talk to the Board prior to their May 20, 2022 conversation. Mr. Pops stated that the Board would be happy to schedule a time to hear from Dr. Denner once the current dispute is resolved. Mr. Pops reiterated that the Board welcomes shareholder feedback, including that of Sarissa, and remains open to constructive engagement.

Also on May 26, 2022, the Company filed its preliminary proxy statement.

On May 27, 2022, Sarissa issued a press release (the "May 27 Press Release") regarding its engagement with the Company in which Sarissa made a number of false and misleading statements and mischaracterized actions taken by the Board.

That same day, Mr. Pops emailed Dr. Denner and, noting Mr. Pops' disappointment with the May 27 Press Release, corrected misstatements made by Sarissa in such May 27 Press Release related to both the Nominating and Corporate Governance Committee and the Board. Additionally, in response to Dr. Denner's request, which was first made on May 20, 2022, Mr. Pops informed Dr. Denner that independent directors of the Board were willing to schedule a call with Dr. Denner to listen to his views and explain their decision-making process in respect of the Sarissa Nominees. Mr. Pops also noted that he would recuse himself from such a meeting and that Mr. Gaffin would coordinate the call.

On June 3, 2022, Mr. Anstice, the Board's outgoing Lead Independent Director, Ms. Wysenski, the Board's incoming Lead Independent Director and Chair of the Compensation Committee, Dr. Laurencin, a member of the Nominating and Corporate Governance Committee, Dr. Snyderman, a member of the Nominating and Corporate Governance Committee and Audit and Risk Committee, and Mr. Daglio, a member of the Financial Operating Committee and Audit and Risk Committee, held a videoconference call with Dr. Denner. During the call, the independent directors explained their decision-making process in respect of the Sarissa Nominees. Dr. Denner shared his perspectives on the Company and continued to insist that he and Dr. Schlesinger should be appointed to the Board. The directors present committed to Dr. Denner that they would relay Dr. Denner's perspectives on the Company, the Board and himself and the other Sarissa Nominee to the other independent directors of the Board.

On June 5, 2022, Mr. Anstice emailed Dr. Denner to inform him that the independent directors of the Board were planning to meet later that day to discuss the perspectives of Dr. Denner shared during the June 3, 2022 call. In his email, Mr. Anstice requested a follow-up call with Dr. Denner on June 6, 2022 or June 7, 2022.

That same day, a meeting of the independent directors of the Board was held. The directors who had participated in the June 3, 2022 call with Dr. Denner relayed to the other independent directors the substance of such call, the perspectives shared by Dr. Denner, and Dr. Denner's continued insistence that he and Dr. Schlesinger should be appointed to the Board. The independent directors of the Board discussed the perspectives raised by Dr. Denner during the June 3, 2022 call and determined next steps.

On June 6, 2022, Mr. Anstice and Ms. Wysenski held a call with Dr. Denner. During this call, they informed Dr. Denner that the Board, consistent with its prior determination, does not believe that appointing the Sarissa Nominees would be in the best interests of all shareholders and will not recommend the Sarissa Nominees for election to the Board. They noted, however, that the independent directors of the Board would be willing to

engage in regular dialogue with Sarissa as part of a settlement. They also advised Dr. Denner that, in light of the timeline for the upcoming Annual Meeting, the Company would proceed to file its definitive proxy materials; however, Mr. Anstice and Ms. Wysenski offered that the Company could agree not to issue any press releases or shareholder letters related to Sarissa in the immediate term if Sarissa was willing to engage in constructive dialogue toward a settlement that does not involve the appointment of the Sarissa Nominees. In response, Dr. Denner indicated that he would not be open to any settlement that does not involve the appointment of a Sarissa director.

Also on June 6, 2022, the Company filed this definitive proxy statement.

PROPOSAL 1

ELECTION OF DIRECTORS
(Ordinary resolutions)

Our Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated each of the following Board Nominees for election as a Class II director for a one-year term expiring at the close of the Company's 2023 annual general meeting of shareholders or until their successor is appointed or their earlier resignation or removal:

Name	Age[+]	Director Since	Committee Memberships/Leadership	Outside* Public Boards
Emily Peterson Alva	47	2021	Financial Operating	1
Cato T. Laurencin, M.D., Ph.D.	63	2021	Nominating and Corporate Governance	1
Brian P. McKeon	60	2020	Compensation; Financial Operating (Chair)	0
Christopher I. Wright, M.D., Ph.D.	56	2022	None	0

[+]Ages presented are as of May 25, 2022.
*Represents the number of public company boards on which the director serves *in addition to* our Board.

Term and Board Declassification: Our Board is currently divided into three classes of directors. Historically, each class of directors was elected to serve a staggered three-year term. In June 2021, after considering feedback from our shareholders, our Board asked our shareholders to approve, and our shareholders approved, certain amendments to our Articles of Association that serve to declassify our Board over a three-year period. Per our Articles of Association (as so amended), beginning with the Annual Meeting, each class of directors that is up for election will be eligible for a one-year term. Accordingly, any director nominee elected pursuant to this Proposal 1 will be elected to serve a one-year term expiring at our 2023 annual general meeting of shareholders. The June 2021 amendments to our Articles of Association did not impact the terms of directors elected at or prior to our 2021 annual general meeting of shareholders, such that the Class III and Class I directors who were elected to three-year terms will complete those three-year terms, expiring at our annual general meetings of shareholders in 2023 and 2024, respectively. As of our annual general meeting of shareholders in 2024, our Board will be fully declassified.

Contested Solicitation: On January 4, 2022, Sarissa Offshore delivered a notice to the Company of its intent to nominate two director candidates for election to the Board at the Annual Meeting. The Board considered the candidacy of each of the Sarissa Nominees and, in making its recommendations for the directors to be elected at the Annual Meeting, carefully considered the best interests of the Company and its shareholders. **THE BOARD DOES NOT ENDORSE SARISSA'S NOMINEES AND UNANIMOUSLY RECOMMENDS THAT YOU ONLY VOTE "FOR" THE FOUR BOARD NOMINEES.** You may receive a proxy statement, proxy card and other solicitation materials from Sarissa. You should disregard these materials and vote on the WHITE proxy card that you receive from the Company.

Recommendation: The Board recommends that you vote FOR the election of each of the four Board Nominees. As described in detail below, each of the Board Nominees has considerable professional and business expertise. Our Board's recommendation is based on its carefully considered judgment that the experience, qualifications, attributes and skills of the Board Nominees qualify them to serve on our Board.

The Board has been informed that each of the Board Nominees has consented to serve as a nominee, to serve as a director if elected, and to be named as a nominee in this proxy statement. If, however, any Board Nominee should, prior to the Annual Meeting, decline to serve or become unavailable for election at the Annual Meeting, an event which the Board does not anticipate, the named proxy holders intend to vote for such other director nominee or nominees as may be designated by the Board, unless the Board reduces the number of directors which comprise the Board accordingly.

Plurality Voting Standard: Our Articles of Association provide for a plurality voting standard for contested director elections. There are four available director positions for election as Class II directors at the Annual Meeting. Because this is a contested election in which the number of director nominees exceeds the number of available director positions, only those directors who receive the highest number of votes cast in favor of

their election on their respective resolution (meaning the number of shares voted "FOR" each nominee) in person or by proxy at the Annual Meeting will be elected to serve on the Board as Class II directors. Abstentions and broker non-votes will have no effect on the election of the director nominees because they are not considered to be votes cast.

> **The Board unanimously recommends that you vote <u>FOR</u> election of each of the four Board Nominees using the enclosed <u>WHITE</u> proxy card and disregard any proxy card that you may receive from Sarissa.**

Board of Directors

Board Size and Structure

In accordance with our Articles of Association, the Board reviews the appropriateness of the size of the Board from time to time and increases or decreases the number of director seats on the Board as it deems appropriate. In May 2022, the Board approved an increase in the size of the Board from 12 directors to 13 directors and appointed Dr. Wright to fill the newly created vacancy on the Board, and approved a decrease in the size of the Board from 13 directors to 11 directors, effective upon the retirement from the Board of current directors David W. Anstice AO and Wendy L. Dixon, Ph.D. at the close of the Annual Meeting.

Board Declassification: In accordance with our Articles of Association, our Board is currently divided into three classes of directors. Historically, each class of directors was elected to serve a staggered three-year term. In June 2021, after considering feedback from certain of our shareholders, we asked our shareholders to approve, and our shareholders approved, certain amendments to our Articles of Association that serve to declassify our Board over a three-year period. Accordingly, beginning with the Annual Meeting, each class of directors that is up for election will be eligible for a one-year term. A director elected by the Board to fill a vacancy in a class will serve for the remainder of the full term of that class and until the director's successor is elected and qualified, or, if sooner, until their death, resignation, retirement, disqualification or removal.

The Board Nominees and continuing directors are currently divided among the classes as follows:

Class I Directors Term Expires at 2024 Annual General Meeting of Shareholders	Class II Directors Term Expires at this Annual Meeting	Class III Directors Term Expires at 2023 Annual General Meeting of Shareholders
David A. Daglio, Jr.	Emily Peterson Alva	Shane M. Cooke
Nancy L. Snyderman, M.D.	Cato T. Laurencin, M.D., Ph.D.	Richard B. Gaynor, M.D.
Frank Anders Wilson	Brian P. McKeon	Richard F. Pops**
Nancy J. Wysenski*	Christopher I. Wright, M.D., Ph.D.	

*   Lead Independent Director, effective as of the close of the Annual Meeting
**   Chairman of the Board

As discussed below, the composition and functioning of our Board and each of its committees complies with all applicable rules and regulations of the Nasdaq Stock Market ("Nasdaq" and such rules and regulations, the "Nasdaq Rules") and requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other SEC regulations.

Independence of Members of the Board

In accordance with our Corporate Governance Guidelines, not less than a majority of the Board must meet the independence requirements set forth in the Nasdaq Rules. The Board annually makes a determination as to whether each director is "independent" as set forth in the applicable provisions of the Nasdaq Rules and the Exchange Act and the rules promulgated thereunder. To assist in making its determination, the Board periodically reviews each director's status as an independent director, including soliciting information from each director regarding whether such director, or any member of their immediate family, had a direct or indirect material interest in any transactions involving the Company, was involved in a debt relationship with the Company, received personal benefits outside the scope of such person's normal compensation or has any other relationship with the Company that, in the judgment of the Board, would interfere with such director's exercise of independent judgment in carrying out such director's responsibilities as a director.

Based on the information provided by each of the Company's directors, the Board has determined that, with the exception of Richard F. Pops (our Chief Executive Officer), each of our current directors and each director who served on our Board during any part of 2021, is independent, and that each member of each standing committee of our Board—the Audit and Risk Committee, Compensation Committee and Nominating and Corporate Governance Committee—is, or was at the time of their service on our Board, "independent" (as defined in the applicable provisions of the Nasdaq Rules and the Exchange Act and the rules promulgated thereunder). There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Chairperson of the Board. The chairperson of the Board presides at meetings of the shareholders and the Board and is primarily responsible for overseeing the development of the Company's strategic goals and objectives. Mr. Pops has served as Chairman of the Board since 2011.

In deciding to appoint Mr. Pops to the combined role of CEO and Chairman, the Board recognized Mr. Pops' ability to provide effective, consistent and continuous leadership to both the Board and the Company, his ability to align the strategic objectives of both management and the Board, his extensive knowledge of the Company's operations and the industry and markets in which the Company operates and competes, and his ability to promote communication and synchronize activities between the Board and the Company's senior management.

Lead Independent Director. Recognizing the equal importance of effective independent oversight of the Board, the independent members of the Board annually elect an independent non-employee director to serve as the Lead Independent Director of the Board, whose leadership responsibilities include, among others:

- presiding at meetings of the Board at which the chairperson of the Board is not present, including all executive sessions of the independent directors and/or the non-employee directors;

- reviewing and approving matters such as agenda items, and meeting agendas and frequency, to ensure there is sufficient time for discussion of all agenda items and, where appropriate, approving and advising the chairperson of the quality, quantity and timeliness of information provided to Board members;

- serving as the principal liaison between the chairperson of the Board and the independent and/or non-employee directors;

- facilitating the retention of outside advisors and consultants who report directly to the Board on Board-wide issues;

- calling meetings of the independent directors and/or the non-employee directors of the Board and ensuring that the independent and/or the non-employee directors of the Board have adequate resources to support their decision-making and effectively and responsibly perform their duties, and adequate opportunities to discuss issues in meetings without management present; and

- engaging with shareholders, as appropriate.

A current copy of our Charter of the Lead Independent Director is available on the Corporate Governance page of the Investors section of our website at *www.alkermes.com*.

In May 2022, the Board appointed Nancy J. Wysenski to serve as Lead Independent Director of the Board, effective as of the close of the Annual Meeting, to replace David W. Anstice, who has served in this role since May 2019. In this capacity, Mr. Anstice has played an active and engaged leadership role in activities and meetings of the Board. He has also participated alongside Company management in shareholder and proxy advisory firm engagement activities and has ensured that feedback received during such engagement activities was communicated to management, the full Board and committees of the Board, as appropriate.

Committees. The Board delegates substantial responsibilities to its three standing committees–Audit and Risk Committee, Compensation Committee, and Nominating and Corporate Governance Committee–each of which is comprised solely of independent directors and led by an independent chair, and to other committees that the Board may establish from time to time, including the recently constituted Financial Operating Committee. These committees and their respective oversight responsibilities are discussed in detail below in the section entitled "*The Role of the Board and its Committees*" beginning on page 45 of this proxy statement.

The Board believes that its current leadership structure provides an efficient and effective balance between management and independent leadership and the Company believes that this Board leadership structure is the most appropriate structure for the Company.

Director Diversity, Qualifications and Experience

The Nominating and Corporate Governance Committee strives to ensure that the composition of the Board reflects an appropriate diversity of tenure, viewpoints, financial expertise, industry experience, skills, and personal characteristics such as age, gender, race, ethnicity and geographic or cultural backgrounds, and periodically reviews and updates the Company's criteria and desired qualifications for nomination to the Board to reflect this goal.

Consistent with this approach, in 2019, the Board codified in our Corporate Governance Guidelines our practice, also known as the "**Rooney Rule**", of requiring that diverse candidates, including candidates who are women and candidates from underrepresented communities, be included in any pool from which nominees for a director opening are selected. For additional discussion of our director criteria and nomination processes, see the section entitled "*Policies Governing Director Nominations, Assessments and Tenure*" on page 53 of this proxy statement.

Our Board has a strong representation of directors who are diverse in terms of age, self-identified gender or race/ethnicity, and a mix of newer and longer-tenured directors, providing what we consider to be an appropriate balance of experience, institutional knowledge, fresh perspectives and skillsets. The following graphics reflect the composition of the Board following the Annual Meeting, assuming election of each of the four Board Nominees.



Board Diversity Matrix

The following table provides certain self-identified personal characteristics of our Board members, in accordance with Rule 5605(f) of the Nasdaq listing standards:

Board Diversity Matrix (as of May 25, 2022)				
Total Number of Directors: 13				Did Not Disclose Gender
	Female	Male	Non-Binary	
Number of directors based on gender identity				
	4	9	—	—
Number of directors who identify in any of the categories below:				
African American or Black	—	2	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	4	6	—	—
Two or More Races or Ethnicities				
LGBTQ+	—	—	—	—
Did not disclose demographic background	—	1	—	—

Board Skills Matrix

The following table highlights the specific skills, qualifications, and other attributes of our Board Nominees and continuing directors. The lack of a mark for a particular item for a director does not mean the director lacks that skill or qualification; rather, a mark indicates a specific area of focus or expertise for which the Board relies on such director. Additional information about each director's background, business experience and other matters, including a description of how each individual's experience qualifies him or her to serve on the Board, is provided below, beginning on the following page of this proxy statement.

DIRECTOR SKILLS AND QUALIFICATIONS		Emily P. Alva	Shane M. Cooke	David A. Daglio, Jr.	Richard B. Gaynor	Cato T. Laurencin	Brian P. McKeon	Richard F. Pops	Nancy L. Snyderman	Frank Anders Wilson	Nancy J. Wysenski	Christopher I. Wright
Management and Governance Experience	11/11	●	●	●	●	●	●	●	●	●	●	●
Corporate Strategy and Business Development	11/11	●	●	●	●	●	●	●	●	●	●	●
Industry Experience or Knowledge	8/11	●	●		●	●		●	●		●	●
Commercial Marketing and Sales	4/11		●					●			●	●
Operations/Manufacturing/Supply	7/11	●	●	●			●	●			●	●
Finance/Accounting	7/11	●	●	●		●	●	●		●		
Scientific Expertise/Research and Development Experience	7/11		●		●	●		●	●		●	●
Public Policy and Public Affairs	7/11		●		●	●		●	●	●		●
Corporate Responsibility and Sustainability	10/11	●		●	●	●	●	●	●	●	●	●
Human Capital Management	10/11		●	●	●	●	●	●	●	●	●	●
Information Security	4/11		●	●			●			●		
Age (Years)*		47	60	55	72	63	60	60	70	63	64	56
Tenure (Full Years)*		1	4	1	2	0	1	10	6	2	9	0

Age and tenure calculated as of May 25, 2022

Board Nominee Biographical Information

The following descriptions set forth additional information regarding the Board Nominees, each of whom contributes significantly to the diversity of specific experience, skills and characteristics of our Board.

Emily Peterson Alva



Independent

Director since: May 2021*

Committee Memberships: Financial Operating

Current Public Company Boards:

Amneal Pharmaceuticals, Inc. (NYSE: AMRX) since May 2018

Experience: Ms. Alva is an experienced financial, strategic and business advisor to founders and leadership teams of growth companies. She previously served as an investment banker at Lazard, a financial advisory and asset management firm, where she worked from 1997 to 2013, most recently as an M&A Partner. During her Lazard tenure, Ms. Alva advised corporate boards and leadership teams on corporate strategy initiatives. Ms. Alva is currently on the boards of directors of Amneal Pharmaceuticals, Inc., a public pharmaceutical company, Robotic Research, LLC, a private autonomous technology company, and the Mission Society of New York City. She is also a corporate board partner with the Nasdaq Center for Board Excellence and a member of PathNorth, the NextGen Board Leaders, the EY Audit Committee Leaders and Extraordinary Women on Boards. Ms. Alva received a B.A. in Economics from Barnard College, Columbia University.

Qualifications and Skills: Ms. Alva brings to our Board more than two decades of experience leading transactions and strategic evaluations for boards and leadership teams of large global companies and growth companies across many sectors, including specific expertise in healthcare and pharmaceuticals. The Board benefits from her financial, business development, transactional and strategic expertise, her experience serving on public and private company boards and her experience and insights in a variety of corporate governance matters.

*Ms. Alva was appointed to the Board in connection with an agreement entered into between the Company and shareholder Elliott in December 2020.

Cato T. Laurencin, M.D., Ph.D.



Independent

Director since: November 2021*

Committee Memberships: Nominating and Corporate Governance

Current Public Company Boards:

MiMedx Group, Inc. (Nasdaq: MDXG) since November 2020

Experience: Dr. Laurencin is the University Professor and Albert and Wilda Van Dusen Distinguished Endowed Professor of Orthopaedic Surgery at the University of Connecticut ("UConn"), where he also serves as Professor of Chemical and Biomolecular Engineering, Professor of Materials Science and Engineering and Professor of Biomedical Engineering. He has been a professor at UConn since 2008. Dr. Laurencin is a practicing surgeon and serves as the Chief Executive Officer of The Connecticut Convergence Institute for Translation in Regenerative Engineering. Dr. Laurencin previously served as Vice President for Health Affairs and Dean of the School of Medicine at UConn. Dr. Laurencin is a pioneer in the field of regenerative engineering, and an expert in biomaterials science, stem cell technology and nanotechnology. He currently serves on the board of directors of MiMedx Group, Inc., a public company focused on advanced wound care and therapeutic biologics. Dr. Laurencin received his B.S.E. degree in chemical engineering from Princeton University, his Ph.D. in biochemical engineering and biotechnology from the Massachusetts Institute of Technology, and his M.D. from Harvard Medical School.

Qualifications and Skills: Dr. Laurencin brings to our Board extensive experience across a wide range of medical and scientific disciplines, strong administrative skills, and a focus on public health that is consistent with the Company's values and business strategy. The Board benefits from his vast medical and scientific knowledge, his leadership and administrative experience, his involvement in mentoring and other activities that promote diversity and excellence in science, and his dedication to social justice research and addressing health disparities.

*Dr. Laurencin was appointed to the Board in connection with an agreement reached between the Company and shareholder Sarissa Capital Offshore Master Fund LP and its affiliates in April 2021.

Brian P. McKeon



Independent

Director since: December 2020

Committee Memberships:
Compensation; Financial Operating (Chair)

Current Public Company Boards: None

Appointed with support of Elliott

Experience: Since 2014, Mr. McKeon has served as the Executive Vice President, Chief Financial Officer, and Treasurer of IDEXX Laboratories, Inc. ("IDEXX"), a public multinational corporation providing products and services in the veterinary, livestock and poultry, dairy and water testing markets. He leads IDEXX's finance, corporate development and strategy, and investor relations functions and, since June 2019, has overseen IDEXX's livestock, water and human diagnostics businesses. Mr. McKeon served on the board of directors of IDEXX from 2003 to 2013, including serving as Chair of its Audit Committee and as a member of its Compensation Committee. Prior to joining IDEXX, Mr. McKeon served as Executive Vice President and Chief Financial Officer of Iron Mountain Incorporated from 2007 to 2013 and as Executive Vice President and Chief Financial Officer of Timberland Company from 2000 to 2007. Prior to these roles, he held several finance and strategic planning roles at PepsiCo Inc., serving most recently as Vice President, Finance, at Pepsi-Cola, North America. Mr. McKeon previously served as a director of athenahealth, Inc. from September 2017 to February 2019. Mr. McKeon holds a bachelor's degree in accounting from the University of Connecticut and an MBA with high distinction from Harvard University.

Qualifications and Skills: Mr. McKeon brings to our Board strong financial and management expertise as well as public company executive and director leadership experience. The Board benefits from his experience in finance, strategic planning, corporate development and investor relations, and from his prior service on public company boards of directors, including as a member of audit and compensation committees.

Christopher I. Wright, M.D., Ph.D.



Independent

Director since: May 2022

Committee Memberships: None

Current Public Company Boards: None

Experience: Since May 2021, Dr. Wright has served as Senior Vice President, Chief Medical Officer of AavantiBio, Inc., a company focused on the development of precision gene therapies for the treatment of debilitating diseases. From April 2019 to March 2021, Dr. Wright served as Senior Vice President, Chief Medical Officer of Cyclerion Therapeutics, Inc. ("Cyclerion"), a publicly-traded spin-off from Ironwood Pharmaceuticals, Inc. ("Ironwood"), where he led global development functions across therapeutic areas. From March 2017 to April 2019, Dr. Wright served as Senior Vice President, Chief Development Officer of Ironwood. Earlier in his career, Dr. Wright served as Senior Vice President, Chief Medical Officer of Axcella Health Inc. and Senior Vice President of Global Medicines Development and Affairs at Vertex Pharmaceuticals Incorporated, where he led global development functions across therapeutic areas. Dr. Wright was previously an Associate Professor of Neurology at Harvard Medical School and was a practicing neurologist at Brigham and Women's Hospital for 20 years. He currently serves as a Scientific Advisor for Cyclerion. Dr. Wright earned his A.B. in Biochemical Sciences from Harvard University, his M.D. in Medicine and Neuroscience from Harvard Medical School, his Ph.D. in Neuroanatomy from Vrije Universiteit and his MMSc. in Clinical Investigation from Harvard Medical School.

Qualifications and Skills: Dr. Wright is a highly accomplished scientific and medical leader in the academic and biopharmaceutical communities with nearly three decades of drug development, clinical and medical research experience in diseases of the central nervous system. The Board benefits from his significant expertise in the field of neuroscience, his extensive service in executive leadership positions at publicly-traded companies overseeing global drug development functions across therapeutic areas, including regulatory affairs, clinical development and operations, and pharmaceutical development, and securing approval of new therapies, and his background as a practicing neurologist.

Continuing Director Biographical Information

The following descriptions set forth additional information regarding our continuing directors, each of whom contributes significantly to the diversity of specific experience, skills and characteristics of our Board.

Shane M. Cooke



Independent

Director since: March 2018

Committee Memberships: None

Current Public Company Boards:

Prothena Corporation plc (Nasdaq: PRTA) since 2012

Endo International plc (Nasdaq: ENDP) since 2014

Experience: Mr. Cooke served as our President and as President of Alkermes Pharma Ireland Limited ("APIL"), a wholly-owned subsidiary of the Company, from September 2011 until his retirement in March 2018. He became a member of our Board upon his retirement. In addition, Mr. Cooke has been chairman of the board of directors of APIL since September 2011. Mr. Cooke served as Executive Vice President of Elan Corporation, plc ("Elan") and Head of Elan Drug Technologies from May 2007 to September 16, 2011 and as the Chief Financial Officer of Elan from July 2001 until May 2011. Mr. Cooke served as a director of Elan from May 2005 to September 16, 2011. Prior to joining Elan, Mr. Cooke was Chief Executive of Pembroke Capital Limited, an aviation leasing company, and prior to that, he held a number of senior finance positions in the banking and aviation industries. Mr. Cooke previously served on the board of directors of UDG Healthcare plc, formerly a publicly-traded healthcare company, from February 2019 to August 2021. He is a chartered accountant.

Qualifications and Skills: Mr. Cooke is an Irish citizen, resident in Ireland. His depth of experience in managing Irish corporate entities and his extensive network within the Irish business and finance community, as well as his familiarity with Irish policy and regulation, are highly beneficial to the Company as an Irish-incorporated entity. In addition to Mr. Cooke's global experience in the pharmaceutical industry, he also has significant experience in business development and transactional activities. Mr. Cooke's substantial experience as an executive in the biopharmaceutical industry, including having served as a chief financial officer and as a president of publicly-traded companies, brings strategic leadership attributes and expertise in operations, finance, and commercial management to our Board.

David A. Daglio, Jr.



Independent

Director since: December 2020

Committee Memberships: Audit and Risk; Financial Operating

Current Public Company Boards:

Total Brain Ltd. (ASX:TTB) since January 2020

Appointed with support of Elliott

Experience: Mr. Daglio most recently served as a non-executive director of Mellon Investments Corporation, a global investment manager ("Mellon"), from 2019 to January 2020 and as Executive Vice President, Chief Investment Officer and Executive Director of Mellon from 2017 to 2019. He also served as Mellon's head of Opportunistic Value Strategies. Since joining Mellon in 1998, Mr. Daglio worked with institutional clients and boards around the world, managed numerous investors and grew portfolio assets by more than five-fold, and helped to design, launch, and manage a unique equity investing approach. Prior to his investing career, Mr. Daglio was a management consultant at Deloitte and an engineer for The Dannon Company. Mr. Daglio previously served as a director of The Boston Company and Mellon. Mr. Daglio earned a bachelor's degree in mechanical engineering from Rensselaer Polytechnic Institute and a Master of Business Administration from New York University's Stern School of Business.

Qualifications and Skills: Mr. Daglio brings to our Board a seasoned institutional investment management perspective and strong management and leadership experience. The Board benefits from his experience in portfolio management, value creation, and transactional matters, and from his service on other boards of directors, including his current service on the board of directors and remuneration committee of Total Brain Ltd.

Richard B. Gaynor, M.D.



Independent

Director since: September 2019

Committee Memberships: Compensation

Current Public Company Boards:

Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) since March 2020

Zai Lab Limited (Nasdaq: ZLAB) since November 2021

Experience: Since May 2020, Dr. Gaynor has served as President, Chief of Research and Development at BioNTech US Inc. (f/k/a Neon Therapeutics, Inc. ("Neon")), a wholly-owned subsidiary of BioNTech SE focused on the development of novel neoantigen-targeted T cell therapies. Dr. Gaynor had previously served as President of Research and Development at Neon since November 2016. Prior to joining Neon, Dr. Gaynor held roles in clinical development and medical affairs at Eli Lilly and Company ("Lilly") from August 2002 to October 2016, including serving as Senior Vice President, Clinical Development and Medical Affairs of Lilly Oncology. During his time at Lilly, Dr. Gaynor chaired the Lilly Oncology Research and Development Committee and helped oversee various collaborations, including with General Electric, AstraZeneca, Merck and Bristol-Myers Squibb. Dr. Gaynor started his career in academia, initially serving on the faculty at UCLA School of Medicine, followed by eleven years at the University of Texas Southwestern Medical School, during which he spent time as the Chief of Hematology-Oncology and Director of the Simmons Cancer Center. Dr. Gaynor holds an M.D. from the University of Texas Southwestern Medical School and completed fellowship training in hematology-oncology at UCLA School of Medicine. Dr. Gaynor is on the editorial board of several scientific journals and has published extensively, including over 140 scientific articles. He serves on the board of directors of the Damon Runyon Cancer Research Foundation and sits on several committees for the American Association of Cancer Research and other leading cancer organizations. Dr. Gaynor is a licensed physician with board certifications in oncology and hematology.

Qualifications and Skills: Dr. Gaynor brings to our Board a deep background in the field of oncology, having practiced in academic medicine, conducted extensive scientific research and held leadership roles at companies focusing in the field of oncology. The Board benefits from his technical expertise in oncology research and development, clinical development and business development and his insights from years as an academic and practicing physician.

Richard F. Pops



Director since: September 2011

Leadership: Chairman

Committee Memberships: Financial Operating

Current Public Company Boards:

Neurocrine Biosciences, Inc. (Nasdaq: NBIX) since 1998

Experience: Prior to assuming his current positions, Mr. Pops served as Chief Executive Officer of Alkermes, Inc. from February 1991 to April 2007 and as Chief Executive Officer and President from September 2009 to September 2011. Mr. Pops serves on the board of directors of BIO and the Pharmaceutical Research and Manufacturers of America ("PhRMA"). He previously served on the boards of directors of Acceleron Pharma, Inc., a publicly-traded biopharmaceutical company, from 2004 to December 2019, Epizyme, Inc., a publicly-traded biopharmaceutical company, from 2008 to October 2020, and the National Health Council, a nonprofit organization, from 2016 to December 2019. Mr. Pops also previously served on the advisory board of Polaris Venture Partners and as a member of the Harvard Medical School Board of Fellows through June 2012.

Qualifications and Skills: Mr. Pops' qualifications for our Board include his leadership experience, business judgment and deep industry knowledge. As a senior executive of Alkermes, he provides in-depth knowledge of the Company derived from leading our day-to-day operations. His ongoing involvement as a board member of BIO and PhRMA brings to the organization extensive knowledge of the current state of the pharmaceutical industry and the policy issues impacting healthcare today. As a Co-Chair of BIO's Regulatory Environment Committee, and a member of its Health Section Governing Board, and as a member of PhRMA's FDA and Biomedical Research Committee, Mr. Pops is an influential industry leader on FDA regulatory policy issues, including recent Prescription Drug User Fee Act reauthorizations. Mr. Pops has also played a leadership role in the industry in identifying pathways to allow patient voices to be incorporated into the drug development and approval process, which is a fundamental principle on which we operate our business.

Nancy L. Snyderman, M.D.



Independent

Director since: May 2016

Committee Memberships:
Audit and Risk; Nominating and Corporate Governance

Current Public Company Boards:

Axonics, Inc. (Nasdaq: AXNX) since April 2019

Lyra Therapeutics, Inc. (Nasdaq: LYRA) since October 2020

Future Health ESG Corp. (Nasdaq: FHLT) since September 2021

Experience: Dr. Snyderman is a board-certified otolaryngologist and is currently a consulting professor at Stanford University Center for Innovation in Global Health. She served as Chief Medical Editor at NBC News from 2006 until 2015 and was a clinical professor of otolaryngology at the University of Pennsylvania from August 2003 to December 2015. Dr. Snyderman was Senior Vice President Corporate Communications at Johnson & Johnson, a publicly-traded pharmaceutical company, from January 2003 to September 2006. She practiced as an otolaryngologist at California Pacific Medical Center from July 1994 to June 2003 and acted as Medical Editor for ABC News from 1987 until May 2003. Dr. Snyderman is a fellow in the American College of Surgeons. She previously served on the board of directors of the Fair Food Network, a nonprofit organization dedicated to the growth of community health and wealth through food. During Dr. Snyderman's tenure as a medical journalist at NBC News and ABC News, she received Emmy Awards, Edward R. Murrow Awards, a Columbia University DuPont Award, and a Gracie Award for her reporting. Dr. Snyderman attended medical school at the University of Nebraska and completed residencies in pediatrics and otolaryngology at the University of Pittsburgh.

Qualifications and Skills: Dr. Snyderman's experiences as a veteran healthcare journalist, a practicing physician, and an executive at a pharmaceutical company, as well as her roles in academia and as advisor to policy organizations, make her uniquely qualified for our Board. The Board benefits from her expert insight into the intersection of healthcare policy, public relations and journalism from the perspective of both a practitioner and an academic.

Frank Anders "Andy" Wilson



Independent

Director since: September 2019

Committee Memberships:
Audit and Risk (Chair); Financial Operating

Current Public Company Boards:

Cabot Corporation (NYSE: CBT) since September 2018

Novanta Inc. (Nasdaq: NOVT) since May 2021

Experience: Mr. Wilson most recently served as Chief Financial Officer and Senior Vice President of PerkinElmer, Inc., a life sciences diagnostics, discovery and analytical solutions company, from 2009 to 2018, with responsibility for oversight of the organization's growth strategy. Prior to PerkinElmer, Mr. Wilson held key business development and finance roles at Danaher Corporation, a global science and technology conglomerate, from 1997 to 2009, including the position of Corporate Vice President of Investor Relations. Earlier in his career, Mr. Wilson worked at AlliedSignal, Inc., now Honeywell International Inc., where he served as Vice President of Finance and Chief Financial Officer for the Commercial Avionics Systems division. Prior to that, Mr. Wilson's work included financial and controllership positions of increasing responsibility at PepsiCo, Inc., as well as roles at E.F. Hutton and Company and KPMG Peat Marwick. He was previously a member of the board of directors of Sparton Corporation, a provider of complex and sophisticated electromechanical devices, from 2015 to early 2019, where he last served as chairman of the board. Mr. Wilson is a certified public accountant.

Qualifications and Skills: Mr. Wilson's financial expertise and decades of experience in strategic planning, investor relations and business development for global public companies provide valuable insight for our Board as the Company's strategic priorities expand and evolve. His background as a chief financial officer and certified public accountant provide significant expertise to our Board in matters relating to finance, value creation and commercial growth.

Nancy J. Wysenski



Independent

Director since: May 2013

Leadership: Lead Independent Director*

Committee Memberships: Compensation (Chair)

Current Public Company Boards:

Provention Bio, Inc. (Nasdaq: PRVB) since May 2020

Cytokinetics, Inc. (Nasdaq: CYTK) since November 2020

*Effective as of the close of the Annual Meeting

Experience: Ms. Wysenski served as the Executive Vice President and Chief Commercial Officer of Vertex Pharmaceuticals Incorporated ("Vertex") from December 2009 through June 2012. Prior to joining Vertex, Ms. Wysenski held the position of Chief Operating Officer of Endo Pharmaceuticals plc ("Endo"), a specialty pharmaceutical company, where she led sales, marketing, commercial operations, supply chain management, human resources and various business development initiatives. Prior to her role at Endo, Ms. Wysenski participated in the establishment of EMD Pharmaceuticals, Inc., where she held various leadership positions, including the role of President and Chief Executive Officer from 2001 to 2006 and Vice President of Commercial from 1999 to 2001. From 1984 to 1998, Ms. Wysenski held several sales-focused roles at major pharmaceutical companies, including Vice President of Field Sales for Astra Merck, Inc. Ms. Wysenski formerly served as a director for Reata Pharmaceuticals, Inc., now a publicly-traded biopharmaceutical company, and more recently served as a director for Inovio Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company, from March 2015 to May 2017, Tetraphase Pharmaceuticals, Inc., formerly a publicly-traded biopharmaceutical company, from March 2014 to July 2020, and Dova Pharmaceuticals Inc., formerly a publicly-traded biopharmaceutical company, from June 2018 to November 2019. She is a founder of the Research Triangle Park chapter of the Healthcare Business Women's Association and served on the Nominating Committee and National Advisory Board of the Healthcare Businesswomen's Association.

Qualifications and Skills: Ms. Wysenski is a proven leader who brings to our Board extensive experience building and leading life sciences companies. Ms. Wysenski's background includes executive management roles with responsibility over key operational and product commercialization functions, including substantial direct experience in sales, marketing, commercial operations, supply chain management, human resources and various business development initiatives. Her experience, leadership skills and knowledge of the life sciences industry provide valuable insight to our Board with respect to the launch and commercialization of pharmaceutical products.

Retiring Directors

David W. Anstice AO



Director since: September 2011

Wendy L. Dixon, Ph.D.



Director since: September 2011

"On behalf of Alkermes and the Board, I would like to express our most sincere appreciation to David Anstice and Wendy Dixon for their many contributions to the Company, their steadfast leadership, and their distinguished tenure on the Board. The Company has benefitted greatly from their expertise and commitment to the Company's growth and success over the last decade"

-- Richard Pops, Chairman and CEO

The Role of the Board and its Committees

The Company's business, property and affairs are managed under the direction of the Board. Members of the Board are kept informed of the Company's business through discussions with the CEO and other officers of the Company, review of materials provided to them, visits to the Company's facilities and participation in meetings of the Board and its committees and the Company's annual general meetings of shareholders.

The Board has delegated to the CEO, working with the other executive officers of the Company, the authority and responsibility for managing the business of the Company in a manner consistent with the standards, values and practices of the Company, and in accordance with any specific plans, instructions or directions of the Board. The CEO and management are responsible for seeking the advice and, in appropriate situations, the approval of the Board with respect to certain actions to be undertaken by the Company.

The Board's Role in Oversight of Risks and Opportunities

Assessing and managing risks and opportunities is the responsibility of our management, and our Board oversees and reviews various aspects of the Company's processes for management of such risks and opportunities. The Board executes this oversight responsibility directly and through its committees, including as set forth below:

- ▪ *Strategy Sessions:* Each year, **the Board** holds multiple meetings with the Chairman of the Board and CEO and with other members of management to discuss and review the Company's mid- to long-term operating plans and overall corporate strategy, including a discussion of key risks to such plans and strategy and ways to mitigate such risks, and key related opportunities. The involvement of the Board in reviewing, and providing feedback on, the Company's business strategy is critical to the determination of the types of activities and appropriate levels of risk undertaken by the Company. In addition, as part of the regularly scheduled Board meetings, the Board is provided an update on the Company's operational progress against its corporate objectives and execution of its strategy, and discusses and provides feedback regarding the strategic direction of the Company and issues and opportunities facing the Company in light of trends and developments in the industry and the general business environment.

- ▪ *Enterprise Risk Management and Assessment:* The **Audit and Risk Committee** is primarily responsible for oversight of our enterprise risk management. Our Chief Risk Officer is responsible for our enterprise risk management processes and provides—himself or through a designee—an annual overview of such processes and the results of the Company's annual enterprise risk management assessment, performed in conjunction with the Company's senior management team, to the Audit and Risk Committee and the full Board. The Audit and Risk Committee regularly reviews our enterprise risk management processes and discusses and evaluates, on an as-needed basis, any risks identified by such processes or otherwise, including cybersecurity risks and other risks related to information technology, and any mitigation opportunities or actions taken in response to such risks. Members of the Audit and Risk Committee have direct access to our Chief Risk Officer on an ongoing basis.

- ▪ *Audit of Internal Controls and Procedures:* The **Audit and Risk Committee** is responsible for overseeing the Company's financial, accounting and enterprise risk management programs and policies, as set forth in its charter. As part of fulfilling these responsibilities, the Audit and Risk Committee meets regularly with PwC, our independent auditor and accounting firm, and members of management and other Company employees, including our Chief Financial Officer and members of our legal and financial compliance departments, to assess the integrity of our financial reporting processes, internal controls, and enterprise risk management mitigations, and actions taken to monitor and control risks related to such matters. The Audit and Risk Committee also regularly meets with PwC in executive session, without management present. The **Board** and the Audit and Risk Committee receive regular assessments from management as to our policies and internal procedures designed to promote compliance with laws and regulations affecting our business and the results of our internal auditing and monitoring practices in this regard.

- ▪ *Compensation Practices and Policies:* The **Compensation Committee** is responsible for reviewing and evaluating risks and opportunities related to our compensation practices and policies, including as they may impact our human capital development and management initiatives. In addition, the **Board** oversees risks and opportunities relating to our equitable pay assessments and practices. For

additional discussion of the Company's compensation-related risk assessment, see the section entitled "*Risk Assessment Concerning Compensation Practices and Policies*" on page 119 of this proxy statement.

- *Profitability Targets:* The **Financial Operating Committee** is responsible for overseeing the Company's initiatives in support of achievement of the Company's stated profitability targets and any risks related to such activities or the Company's ability to achieve such targets.

- *Environmental, Social and Governance Matters:* The **Board** is responsible for oversight of ESG risks and opportunities tied to the Company's overall business strategy, and has delegated to its committees significant oversight responsibilities in respect of such matters, including:

  o The **Nominating and Corporate Governance Committee** is responsible for overseeing our corporate governance practices and policies, including those related to: Board evaluation, composition and refreshment; management and leadership development; DIB; human resource management and support; environmental, health, safety, sustainability and corporate responsibility matters, including our progress and reporting in respect of such matters; our succession plans for the CEO and other key executive officers; political lobbying activities and political contributions; compliance with our Code of Conduct, Corporate Governance Guidelines and Share Ownership and Holding Guidelines; conflicts of interest; and director overboarding. The Nominating and Corporate Governance Committee also reviews and advises on shareholder interactions and proposals and related risks and opportunities.

  o The **Audit and Risk Committee** is responsible for oversight of the broader enterprise risk assessment process, which integrates risks related to ESG matters such as cybersecurity, data privacy, information technology, and environmental stewardship and sustainability matters, including climate change, and the steps management has taken to address such risks; compliance with applicable ESG-related regulations; our environmental, health, safety and security programs and practices; and mitigation activities and opportunities in relation to such risks. The Audit and Risk Committee is also responsible for overseeing integration of ESG disclosures into the Company's SEC filings, as appropriate, including newly required disclosure in respect of the company's human capital resources and management of such resources.

  o The **Compensation Committee** is responsible for ensuring that the Company's compensation and benefits programs and practices are supportive of the Company's human capital management initiatives, including in respect of talent and leadership development, recognition and retention, and DIB objectives. The Compensation Committee is also responsible for recommending to the Board the incorporation, as appropriate, of ESG considerations, including in respect of environmental sustainability, social responsibility, employee engagement and DIB, into our annual corporate objectives and executive and Company-wide incentive compensation plans.

- *COVID-19:* In response to the ongoing COVID-19 pandemic, the Company established a global **Core Crisis Management Team** and local sub-teams, each comprised of executive committee members and senior leaders from key functions across the Company, that work to address the various risks, challenges and opportunities that the pandemic presents to the Company's business, operations, employees and other stakeholders, and more recently, a Return to the Workplace Planning Team to support a safe, phased return of employees back to the Company's workplaces and increased in-person interactions for field-based personnel. The **Board** is tasked with overseeing the actions and initiatives undertaken by the Company and these teams in response to the pandemic and monitors such actions and initiatives through regular Board update calls and other management updates as needed. For additional detail regarding actions that the Company took in response to the COVID-19 pandemic, see the section entitled "*Our Response to COVID-19*" beginning on page 68 of this proxy statement.

- *Irish Law Compliance Policy Statement:* The **Board** has adopted a Compliance Policy Statement, pursuant to Section 225 of the Companies Act. On an annual basis, our directors review the Company's arrangements and structures intended to secure material compliance with the Company's relevant obligations under applicable Irish corporate and tax laws.

In performing their oversight functions, each Board committee has full access to management, including our Chief Risk Officer and our Chief Compliance Officer, as well as the ability to engage outside advisors.

The Committees of the Board

The Board currently has three standing committees: **Audit and Risk**, **Compensation**, and **Nominating and Corporate Governance**, each of which is comprised entirely of independent directors. The Board may also, from time to time, form new committees or subcommittees, such as the recently constituted **Financial Operating Committee**, based on Company circumstances or where a desire for a more focused committee is identified. The Board may also disband current committees or subcommittees as it deems appropriate.

The Board is responsible for the appointment of committee members and relies on the Nominating and Corporate Governance Committee to recommend to the Board candidates for such appointments, as well as candidates to serve as the chairs of such committees. Each committee of the Board has the authority to engage outside experts, advisors and counsel, or to establish subcommittees, in each case to the extent it considers appropriate to assist the committee in its work.

Each of the standing committees of the Board, and the Financial Operating Committee, has a written charter, approved by the Board, which describes the committee's general authority and responsibilities. Each standing committee of the Board undertakes an annual review of its charter and works with the Board to make such revisions as it and the Board consider appropriate. A current copy of the charters for each of the standing committees and the Financial Operating Committee is available on the Corporate Governance page of the Investors section of our website at *www.alkermes.com*.

The chair of each Board committee, in consultation with the Chairman of the Board and appropriate members of management, determines the frequency and length of each committee meeting and develops the agenda for each meeting. The agendas and meeting minutes of the Board committees are available to the full Board, and other Board members are welcome to attend Board committee meetings, except that non-independent directors are not permitted to attend the executive sessions of any standing Board committee. Each Board committee regularly reports to the Board concerning such committee's activities.

Audit and Risk Committee

Members[*]:	Meetings held in 2021: **4**
David A. Daglio, Jr.; Nancy L. Snyderman, M.D.; Frank Anders Wilson (Chair)	Committee Independence[+]: **100%**

*Membership as of the date of this proxy statement. Effective June 2021, Mr. Daglio was appointed to the committee and Mr. Wilson was designated as chair of the committee.

+ Independence as defined in Rule 5605(a)(2) and 5605(c)(2) of the Nasdaq listing standards and the applicable requirements of the Exchange Act.

In compliance with the Sarbanes-Oxley Act of 2002, the Board has determined based on available facts and circumstances that Mr. Wilson is an "audit committee financial expert" as defined by the SEC.

The Audit and Risk Committee's responsibilities include:

- appointing, compensating and retaining, and overseeing the work performed by, our independent auditor and accounting firm;

- assisting the Board in fulfilling its responsibilities by reviewing our financial reports to be furnished to or filed with the SEC, our internal financial and accounting controls and all related-party transactions;

- overseeing the Company's procedures designed to improve the quality and reliability of the disclosure of our financial condition and results of operations;

- reviewing and discussing with management and the Board the Company's anticipated funding needs, material financing plans and investment policies;

- assessing and providing oversight to management relating to the identification and evaluation of major risk exposures to the Company's business, including strategic, legal, financial, accounting, operational, regulatory, compliance, privacy, security, cybersecurity, and information technology risk exposures, and the steps management has taken to monitor and address such risk exposures;

- preparing an annual Report of the Audit and Risk Committee for inclusion in our proxy statement in accordance with applicable rules and regulations;

- discussing the legal and regulatory requirements applicable to the Company and the Company's compliance with such requirements with management, our independent auditor and accounting firm and the Board; and

- reviewing procedures of the Company designed to facilitate the receipt, retention and treatment of complaints relating to accounting, internal accounting controls, auditing matters or other compliance matters, in consultation with other Board committees as needed; and the receipt of confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

The Audit and Risk Committee engages and determines compensation for advisers as necessary and directs the distribution of funding provided by the Company. The Audit and Risk Committee evaluates the performance of the independent auditor and accounting firm, ensures regular rotation of the audit partners from the independent auditor and accounting firm and considers the discharge of the independent auditor and accounting firm when circumstances warrant. Additionally, the Audit and Risk Committee is responsible for review and approval, in advance, of any and all audit and non-audit services to be performed by our independent auditor and accounting firm. The authority to pre-approve non-audit services may be delegated to one or more members of the Audit and Risk Committee. All services provided by PwC during 2021 were pre-approved by the Audit and Risk Committee.

Compensation Committee

Members[*]:	Meetings held in 2021: **11**
Richard B. Gaynor, M.D.; Brian P. McKeon; Nancy J. Wysenski (Chair)	Committee Independence[+]: **100%**

*Membership as of the date of this proxy statement. Effective June 2021, Mr. McKeon was appointed to the committee and Ms. Wysenski was designated as chair of the committee.

+ Independence as defined in Rule 5605(a)(2) of the Nasdaq listing standards.

In determining the members of the Compensation Committee, the Board considers whether directors qualify as "non-employee directors" as defined in Rule 16b-3 under the Exchange Act and as "outside directors" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Compensation Committee's responsibilities include:

- discharging the Board's responsibilities relating to the compensation of our executives;

- establishing and reviewing our compensation philosophy and programs in light of our company strategies and objectives and in conjunction with review of compensation trends and practices of comparable companies to assess the competitiveness of our compensation program;

- reviewing, adopting, amending or terminating, and administering our incentive compensation and equity plans, our Clawback Policy and all compensation-related agreements or arrangements with our executive officers;

- producing an annual Compensation Committee Report for inclusion in our proxy statement and/or annual report on Form 10-K in accordance with applicable rules and regulations;

- reviewing and discussing with management our executive compensation disclosure, including our "*Compensation Discussion and Analysis*" disclosure, included in reports, proxy statements and registration statements filed with the SEC;

- directing the appointment and compensation, and overseeing the work, of any compensation consultant, legal counsel or other adviser retained by the Compensation Committee, with the Company required to provide for appropriate funding, as determined by the Compensation Committee, for payment of reasonable compensation to any such compensation consultant, legal counsel or other adviser;

- evaluating and recommending to the Board appropriate compensation for our non-employee directors and ensuring proper disclosure of any payments to our non-employee directors;

- assessing the risks arising from our compensation program and practices, including as they may impact our human capital development and management initiatives; and

- reviewing and considering the results of any advisory vote on executive compensation and any feedback from the Company's engagement with shareholders and proxy advisory firms on executive compensation matters.

Limited Compensation Sub-Committee: The Compensation Committee has established procedures for the grant of equity awards, including grants of equity awards to eligible new employees. Effective June 2021, the Nominating and Corporate Governance Committee recommended, and the Board approved, the election of Nancy J. Wysenski as the sole member of the Limited Compensation Sub-Committee, and the Compensation Committee delegated to such sub-committee the authority to make individual grants of equity awards, up to certain specified award values, to certain newly hired employees of the Company. The Limited Compensation Sub-Committee typically grants equity awards to eligible new hires on the first Wednesday following the first Monday of each month (or the first business day thereafter if such first Wednesday is a holiday), referred to as the 'New Hire Grant Date', for all equity-eligible new hires who began their employment the prior month. The Limited Compensation Sub-Committee's current approval authority is for new hire employees whose job level is below the level of Senior Vice President and for equity awards of up to $550,000 in aggregate award value per individual. New hire grants that exceed the authority of the Limited Compensation Sub-Committee must be granted by the full Compensation Committee, either on the New Hire Grant Date or as soon as practicable thereafter. All actions taken by the Limited Compensation Sub-Committee in 2021 were by written consent.

Key Contributor Award Committee: The Compensation Committee has established a Key Contributor Award Committee, consisting solely of our CEO, Richard F. Pops, and delegated to such committee the authority to make periodic grants of equity awards to employees outside of the annual and new hire equity grant cycles of the Company (such awards, "Key Contributor Awards"). The Compensation Committee also has established guidelines and procedures for grants of such Key Contributor Awards. Recipients of Key Contributor Awards are periodically selected by Mr. Pops, in consultation with other members of management and the Company's human resources department. Key Contributor Awards are intended to reward and retain key contributors to critical Company programs. The Compensation Committee periodically reviews and confirms the Key Contributor Award Committee's authority to continue to grant such Key Contributor Awards and the overall parameters of any proposed periodic grants of such awards, and receives detailed reports following each such grant for its review.

Compensation Committee Interlocks and Insider Participation: The directors who served as members of the Compensation Committee at times during 2021 were David W. Anstice AO, Richard B. Gaynor, M.D., Brian P. McKeon and Nancy J. Wysenski, and former director Paul J. Mitchell, none of whom is currently, or ever has been, an officer or employee of the Company, or had any relationship that is required to be disclosed in this proxy statement as a transaction with a related party. During 2021, none of our executive officers served as a member of the board of directors or the compensation committee (or other board committee performing equivalent functions) of any entity that had one or more of its executive officers serving on our Compensation Committee or our Board.

Financial Operating Committee

Members[*]:	Meetings held in 2021: **5**
Emily Peterson Alva; David A. Daglio, Jr.; Brian P. McKeon (Chair); Richard F. Pops; Frank Anders Wilson	Committee Independence[+]: **80%**

*Membership as of the date of this proxy statement. In December 2021, Mr. McKeon was designated as chair of the committee as described in more detail below.

+ Independence as defined in Rule 5605(a)(2) of the Nasdaq listing standards.

The Financial Operating Committee was formed in December 2020. The Financial Operating Committee's responsibilities include:

- reviewing and providing advice with respect to:
  - achievement by the Company of its profitability targets;
  - implementation of the Company's cost structure optimization activities; and

- evaluation of potential options related to the Company's non-core assets, including potential monetization and divestiture opportunities; and
- retaining independent advisors (including financial and legal advisors), as the Financial Operating Committee deems necessary, to assist the Financial Operating Committee in performing its responsibilities.

In December 2021, based on the recommendation of the Nominating and Corporate Governance Committee, the Board determined that the role of Chair of the Financial Operating Committee would rotate among the independent members of the committee on an annual basis and designated Brian P. McKeon as the first such Chair.

Nominating and Corporate Governance Committee

Members[*]:	Meetings held in 2021: **6**
Wendy L. Dixon, Ph.D. (Chair); Cato T. Laurencin, M.D., Ph.D.; Nancy L. Snyderman, M.D.	Committee Independence[+]: **100%**

*Membership as of the date of this proxy statement. In February 2022, Dr. Laurencin was appointed to the committee. In May 2022, Dr. Dixon announced her retirement from the Board (and the committee) effective as of the close of the Annual Meeting.

+ Independence as defined in Rule 5605(a)(2) of the Nasdaq listing standards.

The Nominating and Corporate Governance Committee's responsibilities include:

- periodically reviewing and evaluating the size, composition and organization of the Board and its committees to comply with regulatory requirements, to ensure the Board members continue to possess the proper skills, diversity, expertise and personal and professional backgrounds for service as a director of the Company, and to assess the effectiveness of the Board and its committees;

- establishing criteria for Board and committee membership, including descriptions of any specific qualifications, qualities or skills that the Nominating and Corporate Governance Committee believes director nominees or committee members should possess;

- identifying qualified director candidates, including with the assistance of third-party consultants, as appropriate, and recommending that the Board nominate qualified individuals for election by our shareholders;

- periodically reviewing, and monitoring compliance with, our Code of Business Conduct and Ethics applicable to all directors, officers and employees, our Share Ownership and Holding Guidelines, our Corporate Governance Guidelines and related matters;

- facilitating annual Board self-assessments with respect to the performance and effectiveness of individual directors, the Board as a whole and each Board committee, and making recommendations to the Board regarding composition and leadership of each Board committee;

- periodically monitoring and reviewing our governance objectives, practices and policies and initiatives, and overseeing related risks and opportunities, including in respect of director overboarding and conflicts of interest; political activities and contributions; human capital management initiatives, including talent assessment and leadership development, employee engagement, workforce retention and DIB; and environmental, health, safety and security and other corporate responsibility matters;

- monitoring shareholder outreach and engagement, reviewing all shareholder proposals and nominations properly submitted to the Company and recommending appropriate action to the Board; and

- reviewing and discussing corporate succession plans for key employees of the Company with the Board.

Corporate Governance and Board Matters

Corporate Governance Practices

We strive to maintain strong corporate governance practices that promote the long-term interests of the Company and our shareholders and strengthen the oversight of our management and our Board.

Corporate Governance Practices	
☑ Independent Board (other than our CEO)	☑ Code of Business Conduct and Ethics
☑ Engaged Lead Independent Director	☑ New director orientation and continuing director education
☑ Standing Board committees comprised solely of independent directors	☑ Share ownership and holding guidelines for executive officers and directors
☑ Regular executive sessions of independent, non-employee directors	☑ Majority voting standard for uncontested director elections; plurality voting standard for contested director elections
☑ Active Board refreshment	☑ Annual advisory vote on executive compensation
☑ Director overboarding policy	☑ Active shareholder engagement program
☑ Policy of incorporating diversity in all director searches	☑ Prohibition of hedging and pledging by executive officers and directors
☑ Annual Board, committee and individual director self-assessments	☑ Annual publication of Corporate Responsibility Report

Recent Enhancements to Corporate Governance Practices

Our management team and our Board regularly engage with shareholders in respect of governance matters and our Board reviews and refines our governance policies and practices as appropriate. Following careful consideration of shareholder feedback received, the evolving needs of our business and market trends in governance practices, our Board took the following actions to enhance our corporate governance:

Shareholder Feedback	Actions We Took in Response
Declassify the Board	In June 2021, our Board asked shareholders to approve, and our shareholders approved, amendments to our Articles of Association that serve to declassify the Board over a three-year period. Beginning with the Annual Meeting, each class of directors that is up for election will be eligible for a one-year term.
Reassess and refresh Board membership periodically	Since September 2019, the Board has engaged in significant refreshment activities, resulting in the appointment of seven new, independent directors, including two appointed in 2021, and one appointed in 2022, each further adding to the diversity of our Board and strengthening its expertise in targeted areas of importance to our business strategy. In addition, three of our longer-serving directors have retired from the Board and two of our longer-serving directors have announced plans to retire from the Board effective as of the close of the Annual Meeting. For additional details, see the section entitled "*Board Tenure and Refreshment*" beginning on page 55 of this proxy statement.
Enhance Board diversity	Each of the three directors appointed to our Board in 2021 and 2022 contributes significantly to the diversity of specific experience, skills and characteristics of our Board, and each is diverse in terms of gender or race/ethnicity.
	In September 2019, the Board adopted revised Corporate Governance Guidelines to codify our practices in respect of Board nominees, which requires that diverse candidates, including candidates who are women and candidates from underrepresented communities, be included in any pool from which the Nominating and Corporate Governance Committee considers and selects nominees for a director opening.
	Since 2011, women have comprised no less than 25% of our Board.

Shareholder Feedback	Actions We Took in Response
Limit the number of public company boards on which directors may serve	In May 2022, the Board adopted revised Corporate Governance Guidelines with the following limits on public company directorships (our "overboarding" policy): • **CEO/Employee Directors** – a maximum of one outside public company board (*in addition to* our Board) • **Non-Employee Directors** – a maximum of three outside public company boards (*in addition to* our Board) Each of our directors is in compliance with this overboarding policy.
Enhance disclosure of Board skills and composition	In recent years, we have included a Board skills matrix in our proxy statement, which highlights the overall composition of our Board and specific skills, qualifications, and other attributes of each of our directors that contribution to the diversity and effectiveness of our Board and its committees.
Further integrate ESG considerations and metrics into our business	Since 2020, we have included objectives related to corporate responsibility and other ESG considerations in our annual corporate objectives and short-term incentive plans for our employees, including our named executive officers. In 2020 and 2021, the Board adopted amendments to its committees' charters to codify the oversight responsibilities of each committee in respect of our ESG initiatives.
Enhance disclosure relating to ESG matters	In October 2021, we published our fourth Corporate Responsibility Report, highlighting our focus on DIB, employee wellness and career development activities; our health, safety and environmental performance data and initiatives; our investment in and engagement with the communities in which we work; and certain actions we have taken in response to the COVID-19 pandemic. The report is available on the Responsibility section of our website at *www.alkermes.com*. For details of our ESG activities, see the report and the discussion in the section entitled "*Corporate Responsibility and Sustainability*" beginning on page 64 of this proxy statement.

We remained committed to engaging with our shareholders to solicit and consider their views on our corporate governance practices, our corporate responsibility and sustainability initiatives and other matters of interest. We invite shareholders to reach out to our Investor Relations team at *investor_relations@alkermes.com* with any suggestions, comments or inquiries at any time. Shareholder proposals, nominations and other notifications required under the Companies Act or our Articles of Association should not be sent to this e-mail address, but rather should be delivered as set forth in this proxy statement, our Articles of Association and/or in the Companies Act, as applicable.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics that applies to all of the Company's directors, employees and officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This Code of Business Conduct and Ethics meets the requirements of a "code of ethics" (as defined in the regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act) and a "code of conduct" (as defined in the Nasdaq Rules). A current copy of this Code of Business Conduct and Ethics is available on the Corporate Governance page of the Investors section of our website at *www.alkermes.com.* We intend to disclose any amendments to our Code of Business Conduct and Ethics, or any waivers of its requirements, on our website. A copy of our Code of Business Conduct and Ethics may also be obtained, free of charge, upon request directed to: Alkermes Investor Relations, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6.

Members of the Board shall act at all times in accordance with the requirements of the Company's Code of Business Conduct and Ethics, which is applicable to each director in connection with their activities relating to the Company. This obligation shall at all times include, without limitation, adherence to the Company's policies with respect to conflicts of interest, confidentiality, protection and proper use of the Company's assets, ethical conduct in business dealings and respect for, and compliance with, applicable law. Any request for a waiver of any of the requirements of the Code of Business Conduct and Ethics with respect to any individual director or any executive officer shall be reported to the Board and subject to its approval.

Insider Trading Policy and Hedging and Pledging Prohibitions

We maintain an Insider Trading Policy that prohibits our officers, directors, employees (including temporary employees) and independent contractors from, among other things, engaging in speculative transactions in our securities, including by way of the purchase or sale of "put" or "call" options or other derivative securities directly linked to our equity; short sales of our equity; the use of our equity as a pledge or as collateral in a margin account; and trading in straddles, equity swaps, or other hedging transactions directly linked to our equity, even if such persons do not possess material, nonpublic information. A current copy of our Insider Trading Policy is available on the Corporate Governance page of the Investors section of our website at *www.alkermes.com.*

Succession Planning

The Board, or a subset thereof designated by the Board, annually reviews with management the Company's succession planning and talent assessment to ensure that the performance, development, retention and succession plans for leadership roles within the Company, including the CEO, chief financial officer, other named executive officers and current members of management, are structured to meet the short and long-term strategic objectives of the Company and support successor development and readiness. As part of this annual assessment, management also reviews with the Board the process undertaken by the Company annually, and at times more frequently, to review and assess performance, retention risk and leadership and development potential for employees of the Company at non-executive levels. This process incorporates the Company's focus on diversity and inclusion, and includes as one of its objectives an increase in the representation of women and individuals from underrepresented communities at the Company, particularly at senior levels within the Company.

Policies Governing Director Nominations, Evaluations and Tenure

Director Qualifications and Consideration of Diversity

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board, from time to time, the appropriate experience, qualities, skills and characteristics desired of Board members in the context of the current make-up of the Board and its alignment with the Company's values, strategy and business needs. This assessment includes consideration of the following minimum qualifications that the Nominating and Corporate Governance Committee believes must be met by all current directors and all director candidates:

- high ethical character and shared belief in, and embodiment of, the values of the Company, including as reflected in the Company's Code of Business Conduct and Ethics;

- personal and professional reputation consistent with the image and reputation of the Company;

- a commitment to delivering value to the Company's shareholders, customers, employees, suppliers and community and to promoting long-term growth;

- an ability to exercise sound business judgment; and

- substantial business or professional experience and an ability to offer advice and guidance to the Company's management based on that experience.

The Nominating and Corporate Governance Committee also considers numerous other qualities, skills and characteristics when evaluating all current directors and director nominees, such as:

- experience in the biopharmaceutical industry;

- understanding of the fiduciary duties required of a director;

- experience in corporate governance, finance, accounting, complex business transactions, public policy and public affairs, human resource management, corporate responsibility and sustainability and information security;

- leadership experience with public companies or other significant organizations;

- international experience in business, particularly within the biopharmaceutical industry or related fields; and

- diversity of age, gender, culture, race and ethnicity, viewpoints and professional background.

These factors and others are considered useful by the Board and are reviewed periodically by the Nominating and Corporate Governance Committee in the context of an assessment of the perceived needs of the Board at particular points in time. The Board has full authority to modify these criteria from time to time as it deems necessary or advisable.

Board Process for Evaluating and Recommending Director Nominees for Election

The Board is responsible for selecting its own members to stand for election. The Board delegates the selection, evaluation and nomination of director nominees to the Nominating and Corporate Governance Committee, with the expectation that other members of the Board and management will be requested to take part in the process as appropriate. In selecting director nominees, the Nominating and Corporate Governance Committee considers the diversity of specific experience, skills and characteristics (including, without limitation, areas of expertise, culture, age, race and ethnicity, viewpoints, tenure and gender) necessary for the optimal functioning of the Board over both the short and long term.

When identifying potential director candidates, the Nominating and Corporate Governance Committee includes, and instructs any search firm that it engages to include, a diverse slate of candidates, including candidates who are women and candidates from underrepresented communities, in any pool from which individuals are selected for nomination. In 2019, this practice, also known as a "**Rooney Rule**", was codified by our Board in our Corporate Governance Guidelines.

Once a candidate has been identified, the Nominating and Corporate Governance Committee evaluates the candidate to confirm that the candidate meets all of the minimum director qualifications established by the Board and any additional qualifications, skills or characteristics that the Nominating and Corporate Governance Committee deems appropriate at such time and, based on the results of this evaluation, the Nominating and Corporate Governance Committee will decide whether to recommend such candidate for election by the Board. The Nominating and Corporate Governance Committee also recommends candidates for the Board's appointment to the committees of the Board.

The Board retains the ultimate authority to recommend director nominees for election to the Board, to fill any vacancy on the Board and to appoint directors to the committees of the Board.

Procedure for Recommendations by Shareholders of Director Nominees

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. A shareholder who wishes to recommend individuals for consideration by the Nominating and Corporate Governance Committee may do so only by delivering a written recommendation to our Company Secretary at Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary, with the director candidate's name, biographical information and qualifications and a document indicating the director candidate's willingness to serve if elected.

Procedure for Nomination by Shareholders of Director Nominees

The above procedure applies to recommendations by shareholders of director candidates to be nominated by the Company. Shareholders who instead desire to nominate on their own behalf one or more persons for election to the Board at an annual general meeting of shareholders must comply with the deadlines and other requirements set forth in the Company's Articles of Association in respect of shareholder nominations, including the applicable notice, information and consent provisions. Pursuant to our Articles of Association, nominations by our shareholders of persons for election to the Board at our 2023 annual general meeting of shareholders must be received by our Company Secretary between December 8, 2022 and February 6, 2023; *provided, however*, that in the event that the date of our 2023 annual general meeting of shareholders is changed by more than 30 days from the first anniversary date of the Annual Meeting, notice must be delivered no earlier than 180 days prior to, nor later than 120 days prior to, our 2023 annual general meeting of shareholders or, if later, the 10th day following the day on which public announcement of the date of our 2023 annual general meeting of shareholders is first made.

In addition to the applicable notice requirements under our Articles of Association described in the preceding paragraph, in order to comply with the SEC's universal proxy rules (once effective), shareholders who desire to nominate one or more persons for election to the Board at our 2023 annual general meeting of shareholders must provide notice to the Company that sets forth all of the information required by Rule 14a-19 under the Exchange Act, which notice must be received by our Company Secretary no later than May 8, 2023.

Board Tenure and Refreshment

The Board does not believe that establishing term limits on directors' service or a mandatory retirement age would be in the best interests of the Company or its shareholders. Such limitations on service may result in losing the contributions of directors who, through their tenure, have developed increasing insight into the Company and its operations and provide valuable contributions to the Company, its shareholders and the Board. The Board believes that the Company and its shareholders benefit from the balance of experience and institutional knowledge of longer-serving Board members and the fresh perspectives and evolving skillsets of newer Board members.

The Nominating and Corporate Governance Committee regularly reviews and evaluates the skills, expertise, and effectiveness of each of the Company's Board members, and of the Board and its committees as a whole, to ensure that the Company's current and future business needs are being served. The Nominating and Corporate Governance Committee also facilitates an annual Board, Board committee, and Board member self-assessment process, as described below. If, as a result of these ongoing assessments, and taking into consideration the Company's evolving business strategy and areas of focus, the Board identifies specific qualifications, attributes or areas of expertise that may be additive to the Board, the Board may engage a recruitment firm to identify director candidates with experience and expertise in the identified areas.

Focus on diversity in director candidate searches: The Board recognizes the immense value of a diverse and inclusive membership that includes not only diversity of qualifications, tenure, viewpoints and professional background, but also diversity of age, gender, race and ethnicity, and recognizes the importance of setting an example at the Board level for the diverse and inclusive culture and talent that the Company seeks to foster and attract. As the Board has engaged, and continues to engage, in ongoing refreshment efforts, it seeks to identify new director candidates who can further contribute to the diversity of the Board.

Ongoing Board Refreshment: 2019—Present: The Board has an active Board refreshment program and has engaged in significant Board refreshment activities since 2019 in order to further strengthen the Board's expertise in targeted areas of importance to the Company's business strategy. Details of the Board's activities are as follows:



2019
- One of our longer-serving directors retired
- We appointed a new Lead Independent Director
- We **appointed Richard Gaynor, M.D.**, adding expertise in oncology
- We **appointed Frank Anders Wilson**, adding experience in strategic value creation

2020
- We **appointed David A. Daglio, Jr**., adding an investment perspective, financial and portfolio management experience
- We **appointed Brian P. McKeon**, adding financial and operational expertise

2021
- We **appointed Emily Peterson Alva**, adding strategic, operational and governance experience
- Two of our longer-serving directors retired from the Board
- We initiated a process to **declassify our Board**
- We **appointed Dr. Cato T. Laurencin**, adding scientific, medical, administrative and public health experience

2022
- We amended our Articles of Association to provide for plurality voting for contested director elections
- We **appointed Dr. Christopher I. Wright**, adding scientific, medical and drug development expertise in neuroscience
- Two of our longer-serving directors announced their retirement, as of the close of the Annual Meeting
- We appointed a new Lead Independent Director, effective as of the close of the Annual Meeting

Committee Membership and Leadership Refreshment: The Board also refreshes membership and leadership of the committees of the Board from time to time in order to maintain an appropriate balance of skillsets, experience and fresh perspectives.

- Effective June 2021, **David A. Daglio, Jr.** was appointed to the **Audit and Risk Committee** and **Frank Anders Wilson** was designated as the new Chair of such committee.

- Effective June 2021, **Brian P. McKeon** was appointed to the **Compensation Committee** and **Nancy J. Wysenski** was designated as the new Chair of such committee.

- Effective as of the close of the Annual Meeting, **Nancy J. Wysenski** was appointed as the **Lead Independent Director**.

As a result of these refreshment activities and our commitment to Board diversity, our Board and the committees of our Board have a strong representation of diverse directors.

5 of 11 ARE DIVERSE	👤👤👤 **Gender Diversity** 👤👤 **Racial/Ethnic Diversity**	**3 of 5** BOARD LEADERSHIP POSITIONS HELD BY WOMEN	**3 of 7** NEW DIRECTORS SINCE 2019 ARE DIVERSE

Board Evaluation and Board, Committee and Individual Director Self-Assessments

Our Board is tasked with, among other things, overseeing company risk, business strategy and corporate responsibility and sustainability initiatives; fostering a company culture that attracts, retains and supports employees; strengthening engagement and alignment with shareholder interests; and supporting long-term value creation for all of the Company's stakeholders.

In order to help ensure that the current and future business and stakeholder needs of the Company are being appropriately served by the Board and its committees, the Nominating and Corporate Governance Committee:

- conducts an annual **Board evaluation**, during which it reviews and evaluates (i) the skills, diversity, expertise and effectiveness of each Board and committee member, considering the qualifications and experience that each individual member is expected to bring to the Board and the committee(s) on which they serve and (ii) the suitability and effectiveness of the director nomination qualifications and diversity-related policies adopted by the Nominating and Corporate Governance Committee; and

- facilitates an annual **Board self-assessment** process, which consists of director assessments of their individual performance and of the structure, composition, functioning and performance of the Board as a whole and of each committee on which they serve.

Our typical annual Board evaluation and self-assessment process includes the following steps:



NCG = Nominating and Corporate Governance

In 2021, the Nominating and Corporate Governance Committee worked with management to review, and substantially revise, the form of questionnaire utilized in the Board's self-assessment process to enhance the substance and nature of the feedback solicited, including the addition of new questions in respect of emerging areas of governance focus.

Actions Taken in Response to Board Self-Assessment. Based on feedback provided by directors during the 2020 and 2021 Board self-assessment processes, management made a number of changes to the substance and structure of regularly-scheduled Board meetings in 2021, including refining meeting agendas to add more time for discussion and multiple executive sessions; increasing the scope of information presented and time allotted during meetings for certain topics of particular interest for the Board, including emerging areas of governance focus; and increasing the frequency of Board update calls and other communications outside of regularly-scheduled meetings.

Expectations of Board Members

Director Orientation and Continuing Education

The Board believes that each director should be aware of corporate governance issues, legal duties and obligations and best practices involved in serving on a public company board of directors. The Company's Chief Legal Officer and Chief Financial Officer are responsible for the orientation of new directors, and for periodically providing materials or briefing sessions for directors on subjects that may assist them in exercising their duties. The Nominating and Corporate Governance Committee considers potential educational topics for the Board and provides recommendations to the Board as it deems appropriate. The Company also provides opportunities for our directors to visit Company facilities and engage with leadership teams in different functional areas of the Company in order to provide greater understanding of the Company's business and operations.

Service on Other Boards

Board members are expected to ensure that their other existing and planned future commitments do not materially interfere with their service as an effective Board member. Any existing outside commitments of Board members will be considered by the Nominating and Corporate Governance Committee and the Board when reviewing new director candidates for election and current director candidates for re-election. In addition, Board members must seek approval from the Nominating and Corporate Governance Committee before accepting an invitation to serve on any new board of directors, and service on boards and board committees of other companies must be consistent with the Company's conflict of interest policies set forth in our Code of Business Conduct and Ethics.

Overboarding Policy. In May 2022, the Board revised its policy on directorships to further limit the number of public company boards on which our directors may serve. In accordance with the revised policy, unless otherwise agreed by the Nominating and Corporate Governance Committee, our directors may serve on public company boards as follows:

Non-Employee Directors	Maximum of **three** outside public company boards (*in addition to* our Board) at any given time
CEO/Employee Directors	Maximum of **one** outside public company board (*in addition to* our Board) at any given time

In calculating the number of public company boards on which a director serves, simultaneous service on a board or committee of a public company parent and its substantially owned non-public subsidiary counts as service on a single public company board or committee. Each member of our Board is currently, and was at all times during 2021, in compliance with this overboarding policy.

Meetings of the Board

Meetings of the Board are scheduled in advance at least four times a year. Furthermore, additional Board meetings may be called upon appropriate notice at any time to address specific needs of the Company. Each director may propose the inclusion of items on the agenda, request the presence of, or a report by, any member of Company management, or at any Board meeting raise subjects that are not on the agenda for that meeting. The Lead Independent Director reviews and approves the agenda in advance of each Board meeting. The meetings of the Board are typically hosted at the Company's headquarters in Dublin, Ireland,

but may be hosted at other locations or conducted by audio or video conference at the discretion of the Board. In 2021, all meetings of the Board were conducted via videoconference rather than in-person in light of guidance from country, state and local health authorities in response to the COVID-19 pandemic that imposed restrictions on travel and group gatherings.

Attendance at Board and Committee Meetings

Absent extenuating circumstances, directors are expected to prepare for, attend and participate in all Board meetings and meetings of the committees on which they serve. Attendance rates are taken into account by the Nominating and Corporate Governance Committee and the Board in connection with their assessments of current Board members for re-nomination as directors. In 2021, each of the Company's directors attended more than 75% of the aggregate of all regularly-scheduled meetings of the Board and the Board committee(s) on which they served that were held during the period in which they were a director or committee member, as applicable.

Frequency and Format of Board Meetings

We held four regularly-scheduled meetings of the Board during 2021. In addition, in recognition of evolving demands on the Company in response to the COVID-19 pandemic and the Board's oversight of such response and other matters of importance to the Company, we also held numerous (at least monthly, and more frequently as needed) Board update calls in 2021 to keep the Board informed and in regular communication with management.

Meetings of Non-Employee Directors

The Board's policy is to hold meetings of the non-employee directors of the Board (consisting of all directors other than Mr. Pops) following each regularly scheduled in-person Board meeting. The Lead Independent Director is responsible for chairing such meetings. Meetings of the non-employee directors were held following each regularly-scheduled Board meeting during 2021. If the non-employee directors include any directors who are not independent, the Board shall also hold executive sessions of the independent directors of the Board from time to time, as the Board deems appropriate.

Action by Written Consent

In accordance with our Articles of Association, the Board may, from time to time, take action by unanimous written consent in lieu of a meeting. The Board took three actions by written consent in 2021.

Attendance at Annual General Meetings of Shareholders

All directors and director nominees are encouraged to attend the Company's annual general meetings of shareholders, and each of the Company's then-current directors attended the Company's 2021 annual general meeting of shareholders.

Shareholder Communications with the Board

Generally, shareholders who have suggestions, comments or inquiries should contact our Investor Relations team at *investor_relations@alkermes.com.* However, our Board believes that shareholders should also have an opportunity to communicate with the Board directly. Shareholders interested in communicating with the Board or an individual director or directors (including our Chairman or our Lead Independent Director) may do so by sending written communication by mail to Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, or by facsimile to +353 1 772-8001, in each case to the attention of either the Chairman of the Board or the individual director(s), as applicable. Each communication should set forth the shareholder's name and address as it appears on the records of our transfer agent, Computershare Trust Company, N.A. (and, if the shares are held by a bank, broker or other nominee, the name and address of the shareholder who beneficially owns of the shares), and the number of shares that are owned or beneficially owned, as applicable, by such shareholder. The Company will forward any such shareholder communications to the Chairman of the Board, as a representative of the Board, and/or to the individual director(s) to whom the communication is addressed, by certified mail to an address specified by the applicable director and/or the Chairman of the Board for such purposes or by secure electronic transmission.

Director Compensation

Directors who are employees of the Company do not receive additional compensation for Board membership over and above their regular employee compensation.

Non-Employee Director Compensation Program

Our non-employee director compensation program is intended to be current, competitive and fair, and is designed to attract and retain optimal talent and expertise on our Board and provide compensation commensurate with the time and effort that our directors are required to devote to the Company given the size and complexity of our operations and the Board's significant oversight and advisory responsibilities.

The Compensation Committee is responsible for evaluating and recommending to the Board for its approval an annual non-employee director compensation program. In this context, the Compensation Committee annually reviews and evaluates, in consultation with its independent compensation consultant, recent trends in director compensation, corporate governance best practices related to director compensation, and comparable market data for director compensation, including data from the same peer group that the Compensation Committee uses for executive compensation purposes. The Compensation Committee makes its recommendations for non-employee director compensation to the Board based on such review and evaluation. The Board retains the ultimate authority to determine the form and amount of director compensation. It is the general philosophy of the Board that non-employee director compensation should be a mix of cash and equity-based compensation. No perquisites are provided to our non-employee directors. For purposes of our director compensation program, unless otherwise noted below, each "year" refers to the approximately 12-month period between our annual general meetings of shareholders.

Annual Cash Retainers

Each non-employee director receives an annual cash retainer for their service on the Board and an additional annual cash retainer if they serve as Lead Independent Director of the Board or as a member or chair of certain committees of the Board. Our non-employee directors also receive an additional fee for attendance at each regularly-scheduled meeting of the Board in excess of a pre-determined number of meetings each year as set forth below.

No changes to existing retainers; retainers added for new committee and Lead Independent Director.
In May 2021, following review of the non-employee director annual cash retainers approved in May 2020, and determination that such cash compensation remained aligned, and competitive, with our peer group companies, the Compensation Committee recommended to the Board that no changes be made in 2021 to any existing annual cash retainer fee amounts. The Nominating and Corporate Governance Committee also recommended, in light of the significant time and effort expended by the Lead Independent Director and the members of the recently formed Financial Operating Committee, that new annual cash retainer fee amounts be approved for service in such role or on such committee. The Board subsequently approved these recommendations, resulting in the following annual retainers for non-employee directors' leadership and service roles on the Board and its committees for the upcoming year, each paid pro-rata on a quarterly basis:

Service	Retainer Fee
Board Member	$ 74,000*
Lead Independent Director	40,000
Audit and Risk Committee Chair	25,000
Audit and Risk Committee Member	15,000
Compensation Committee Chair	25,000
Compensation Committee Member	15,000
Financial Operating Committee Chair	18,000
Financial Operating Committee Member	10,000
Nominating and Corporate Governance Committee Chair	18,000
Nominating and Corporate Governance Committee Member	10,000

*This amount includes compensation for attendance at the first five regularly-scheduled Board meetings held each year. An additional fee of $3,500 is paid to each non-employee director for their attendance at any regularly-scheduled Board meeting in excess of the fifth regularly-scheduled Board meeting occurring in such year.

In 2021, in recognition of continuing and evolving demands on the Company in response to the COVID-19 pandemic and other matters of importance to the Company, we conducted frequent Board update calls to keep the Board informed and in regular communication with management. None of the directors received any additional compensation for participation in such calls.

Equity Compensation

Each non-employee director is also granted equity for their Board service, in the form of an annual award (the "**Annual Grant**") that is typically granted to all continuing non-employee directors each year on the date of the Company's annual general meeting of shareholders, following the election of directors at such meeting. Each newly appointed non-employee director who joins the Board after the annual general meeting of shareholders is granted a prorated portion of the Annual Grant, typically granted to such director proximate to the date of such director's election to the Board, with the value of the award prorated based on the number of days remaining until the expected date of the Company's next annual general meeting of shareholders, *divided by* 365 (and starting in May 2022, such value to be prorated based on the number of days remaining until the one year anniversary of the Company's prior annual general meeting of shareholders, *divided by* 365) (each such grant, a "**Pro-Rata Annual Grant**"). In addition, each newly appointed non-employee director is granted an initial award for joining the Board (each, a "**New Director Grant**"), typically granted to such director proximate to the date of such director's election to the Board, with the current award value equal to 1.5 *times* the approved award value of the Annual Grant.

Vesting terms.   Per our non-employee director equity grant procedures, Annual Grants and Pro-Rata Annual Grants vest in full on the one-year anniversary of the applicable grant date, and New Director Grants vest in three equal annual installments, commencing on the one-year anniversary of the grant date.

No changes to award values in 2021.   Each year, prior to the Company's annual general meeting of shareholders, the Compensation Committee recommends to the Board for its approval equity award values and terms for the Annual Grant and any New Director Grant for the upcoming year. In May 2021, following review of the target equity compensation value of $375,000 for the Annual Grant and $562,500 for the New Director Grant approved in 2020, and determination that such equity compensation values remained aligned to and competitive with our peer group companies, the Compensation Committee recommended to the Board that no changes be made to the non-employee director equity award values for the upcoming year and the Board subsequently approved this recommendation.

Equity mix and share number calculation methodology.   All grants to our non-employee directors in 2021 consisted of 50% restricted stock unit awards and 50% stock options, with the number of shares underlying each restricted stock unit award calculated by dividing the approved aggregate value of such awards by the closing price of the Company's ordinary shares on the Nasdaq Global Select Market as of the close of trading on the applicable grant date (the "Grant Date Closing Share Price"), and the number of shares underlying each stock option calculated utilizing the Grant Date Closing Share Price and the Black-Scholes valuation model, in each case with the resulting share number rounded up to the nearest whole number of shares.

Our non-employee directors are not granted any equity other than the Annual Grant (or Pro-Rata Annual Grant, as applicable) each year and a one-time New Director Grant upon joining the Board. For a description of our share ownership and holding guidelines for our directors, see the section entitled "*Share Ownership and Holding Guidelines*" on page 117 of this proxy statement.

Reimbursement of Expenses and Insurance

We reimburse each non-employee director for necessary business expenses incurred in the performance of their Board service and extend coverage to each non-employee director under our travel accident and directors' and officers' indemnity insurance policies.

Conflicts of Interest

Independent directors do not receive consulting, advisory or other compensatory fees from the Company if the receipt of such fees would result in disqualifying the director from being considered an "independent" director in accordance with the applicable provisions of the Nasdaq Rules and the Exchange Act and the rules promulgated thereunder. To the extent practicable or required by applicable rule or regulation, independent directors who are affiliated with the Company's service providers, partners or collaborators will

undertake to ensure that their compensation from such providers, partners or collaborators does not include amounts connected to payments by the Company.

2021 Director Compensation Table

Each of David W. Anstice AO, Shane M. Cooke, David A. Daglio, Jr., Wendy L. Dixon, Ph.D., Richard B. Gaynor, M.D., Brian P. McKeon, Nancy L. Snyderman, M.D., Frank Anders Wilson and Nancy J. Wysenski served as non-employee directors during all of 2021. Robert A. Breyer and Paul J. Mitchell served as non-employee directors in 2021 until their retirement from the Board at the close of the 2021 annual general meeting of shareholder on June 14, 2021. Emily Peterson Alva and Cato T. Laurencin, M.D., Ph.D., were appointed to the Board on May 18, 2021 and November 18, 2021, respectively, and each served as a non-employee director from their respective appointment date through the end of 2021.

Richard F. Pops, our CEO and Chairman of the Board, was an employee during all of 2021. As an employee, Mr. Pops does not receive any cash or equity compensation for his service on the Board.

The following table presents and summarizes the cash retainer fee amounts earned or paid to our non-employee directors for service during 2021 and the equity compensation granted to our non-employee directors in 2021:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Total* ($)
(a)	(b)[1]	(c)[2]	(d)[3][4]	(h)
Emily Peterson Alva	51,005	481,900	481,302	1,014,207
David W. Anstice AO	107,269	187,501	187,492	482,262
Robert A. Breyer	45,148	—	—	45,148
Shane M. Cooke	74,000	187,501	187,492	448,993
David A. Daglio, Jr.	92,092	544,269	537,737	1,174,098
Wendy L. Dixon, Ph.D.	92,000	187,501	187,492	466,993
Richard B. Gaynor, M.D.	89,000	187,501	187,492	463,993
Cato T. Laurencin, M.D., Ph.D.	8,647	376,823	376,248	761,718
Brian P. McKeon	94,092	544,269	537,737	1,176,098
Paul J. Mitchell	51,989	—	—	51,989
Nancy L. Snyderman, M.D.	99,000	187,501	187,492	473,993
Frank Anders Wilson	99,907	187,501	187,492	474,900
Nancy J. Wysenski	94,440	187,501	187,492	469,433

*Numbers may not sum due to rounding.

Notes to 2021 Director Compensation Table

(1) The amounts in column (b) represent fees earned by or paid to our non-employee directors for service during 2021, including annual cash retainer fees for service on the Board and additional cash retainer fees for service on a committee of the Board, for service as a chair of a committee or for service as Lead Independent Director of the Board. The annual cash retainer fees for service on the Board for Ms. Alva and Dr. Laurencin were prorated based on the date of their respective appointment to the Board. The annual cash retainer fees for service on the Board and on committees of the Board for Messrs. Breyer and Mitchell were prorated based on the date of their retirement from the Board. In addition, certain of the annual cash retainer fees for service as a member or chair of a committee were prorated, as applicable, based on each director's respective date of appointment to the relevant position, and the new annual cash retainer fees approved for the Lead Independent Director and the members of the Financial Operating Committee effective June 2021 were prorated based on such date of effectiveness.

(2) The amounts in column (c) reflect the aggregate grant date fair value of restricted stock unit awards granted in 2021, excluding estimates of forfeitures, if any, as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718—*Stock Compensation*, or ASC 718. On June 14, 2021, each then-current non-employee director was granted, as part of their Annual Grant, a restricted stock unit award in the amount of 7,585 ordinary shares, which had a grant date fair value of $24.72 per share. In addition, each of Ms. Alva, Messrs. Daglio and McKeon, and Dr. Laurencin, was awarded restricted stock unit awards in 2021 as part of their respective

Pro-Rata Annual Grants for the year in which they commenced Board service or as part of their respective New Director Grants as follows: on June 9, 2021, Ms. Alva was awarded a restricted stock unit award in the amount of 532 ordinary shares as part of her Pro-Rata Annual Grant and a restricted stock unit award in the amount of 11,387 ordinary shares as part of her New Director Grant, each of which had a grant date fair value of $24.70 per share; on February 10, 2021, Messrs. Daglio and McKeon were each awarded a restricted stock unit award in the amount of 2,223 ordinary shares as part of their Pro-Rata Annual Grant and a restricted stock unit award in the amount of 13,336 ordinary shares as part of their New Director Grant, each of which had a grant date fair value of $22.93 per share; and on December 8, 2021, Dr. Laurencin was awarded a restricted stock unit award in the amount of 4,160 ordinary shares as part of his Pro-Rata Annual Grant and a restricted stock unit award in the amount of 12,245 ordinary shares as part of his New Director Grant, each of which had a grant date fair value of $22.97 per share. All of these restricted stock unit awards were granted under the 2018 Plan. The Annual Grant and Pro-Rata Annual Grant restricted stock unit awards vest in full on the one-year anniversary of the date of grant. The New Director Grant restricted stock unit awards vest in three equal annual installments, commencing on the first anniversary of the date of grant. Additionally, in accordance with their terms, any unvested portion of the restricted stock unit awards vests upon termination of a non-employee director's service relationship with us. Our current non-employee directors and former non-employees directors who served on the Board during 2021 each held outstanding restricted stock unit awards as of December 31, 2021 for the following aggregate number of ordinary shares: Ms. Alva, 19,504 shares; Mr. Anstice, 7,585 shares; Mr. Breyer, 0 shares; Mr. Cooke, 7,585 shares; Mr. Daglio, 23,144 shares; Dr. Dixon, 7,585 shares; Dr. Gaynor, 7,585 shares; Dr. Laurencin, 16,405 shares; Mr. McKeon, 23,144 shares; Mr. Mitchell, 0 shares; Dr. Snyderman, 7,585 shares; Mr. Wilson, 7,585 shares; and Ms. Wysenski, 7,585 shares.

(3) The amounts in column (d) reflect the aggregate grant date fair value of stock options granted during 2021, as computed in accordance with ASC 718. On June 14, 2021, each then-current non-employee director was granted, as part of their Annual Grant, a non-qualified stock option to purchase 15,677 ordinary shares, which option had an estimated grant date fair value of $11.96 per share. In addition, each of Ms. Alva, Messrs. Daglio and McKeon, and Dr. Laurencin, was awarded non-qualified stock options in 2021 as part of their respective Pro-Rata Annual Grants for the twelve-month period in which they commenced Board service or as part of their respective New Director Grants as follows: on June 9, 2021, Ms. Alva was awarded a non-qualified stock option to purchase 1,115 ordinary shares as part of her Pro-Rata Annual Grant and a non-qualified stock option to purchase 22,759 ordinary shares as part of her New Director Grant, which options had grant date fair values of $11.78 and $12.33 per share, respectively; on February 10, 2021, Messrs. Daglio and McKeon were each awarded a non-qualified stock option to purchase 4,549 ordinary shares as part of their Pro-Rata Annual Grant and a non-qualified stock option to purchase 26,169 ordinary shares as part of their New Director Grant, which options had grant date fair values of $11.02 and $11.47 per share, respectively; and on December 8, 2021, Dr. Laurencin was awarded a non-qualified stock option to purchase 8,400 ordinary shares as part of his Pro-Rata Annual Grant and a non-qualified stock option to purchase 23,739 ordinary shares as part of his New Director Grant, which options had grant date fair values of $11.37 and $11.82 per share, respectively. The Annual Grant and Pro-Rata Annual Grant stock options were granted under the 2018 Plan, vest in full on the one-year anniversary of the date of grant and expire upon the earlier of ten years from the date of grant or three years following termination of a director's service relationship with the Company. The New Director Grant stock options were granted under the 2018 Plan, vest in three equal annual installments, commencing on the first anniversary of the date of grant, and expire upon the earlier of ten years from the date of grant or three years following termination of a director's service relationship with the Company. Additionally, any unvested portion of these stock options shall vest upon termination of the director's service relationship with the Company. There can be no assurance that these stock options will be exercised or that the value realized upon their exercise will equal their grant date fair value.

(4) The respective assumptions used in the calculation of the fair value of the following stock options granted on the following dates are: New Director Grant stock options granted on February 10, 2021- option exercise price, $22.93; expected term, 7.3 years; volatility, 48%; interest rate, 0.83%; dividend yield, zero; Pro-Rata Annual Grant stock options granted on February 10, 2021- option exercise price, $22.93; expected term, 6.3 years; volatility, 50%; interest rate, 0.68%; dividend yield, zero. New Director Grant stock options granted on June 9, 2021- option exercise price, $24.70; expected term, 7.2 years; volatility, 48%; interest rate, 1.2%; dividend yield, zero; Pro-Rata Annual Grant stock options granted on June 9, 2021- option exercise price, $24.70; expected term, 6.2 years; volatility, 49%; interest rate, 1.01%; dividend yield, zero; Annual Grant stock options granted on June 14, 2021- option exercise

price, $24.72; expected term, 6.2 years; volatility, 50%; interest rate, 1.05%; dividend yield, zero; New Director Grant stock options granted on December 8, 2021- option exercise price, $22.97; expected term, 7.4 years; volatility, 48%; interest rate, 1.45%; dividend yield, zero; Pro-Rata Annual Grant options granted on December 8, 2021- option exercise price, $22.97; expected term, 6.4 years; volatility, 50%; interest rate, 1.4%; dividend yield, zero. Our current non-employee directors and former non-employee directors who served on the Board during 2021 each held outstanding stock options as of December 31, 2021 for the following aggregate number of ordinary shares: Ms. Alva, 39,551 shares; Mr. Anstice, 206,709 shares; Mr. Breyer, 191,032 shares; Mr. Cooke, 497,284 shares; Mr. Daglio, 46,395 shares; Dr. Dixon, 181,709 shares; Dr. Gaynor, 113,009 shares; Dr. Laurencin, 32,139 shares; Mr. McKeon, 46,395 shares; Mr. Mitchell, 191,032 shares; Dr. Snyderman, 137,709 shares; Mr. Wilson, 113,009 shares; and Ms. Wysenski, 222,959 shares.

Corporate Responsibility and Sustainability

We are committed to operating and growing our business in a sustainable and responsible manner, including in respect of our ESG impacts, and in a manner that promotes transparent governance and strong ethics.

Our most recent **Corporate Responsibility Report**, published in October 2021, highlights:

- our DIB initiatives, employee wellness programs and career development activities;
- our health, safety and environmental performance data and risk management and mitigation activities;
- our investment in, and engagement with, the communities in which we work; and
- certain actions that we have taken in response to the COVID-19 pandemic.

The report is available on the Responsibility section of our website at *www.alkermes.com*.

We actively engage with our stakeholders, including our shareholders, employees, customers, vendors, patients and caregivers, policy makers and members of our local communities, in order to understand the ESG matters of interest to them, guide our advocacy efforts and help inform our approach to the development and commercialization of our medicines. Feedback received from our stakeholders is communicated to our management team, the full Board and committees of the Board, as appropriate.

Human Capital Management

Our employees are the foundation upon which our business is built. As of the Record Date, we had approximately 2,200 full-time employees, of which approximately 1,800 were based in the U.S. and approximately 400 were based in Ireland.

Corporate Culture and Employee Development

Our Purpose
Our Values
Deep Compassion
Great Science
Real Impact
Unwavering Commitment
Collaboration at our Core
Respect Each Voice

We strive to foster and maintain a culture that embodies collaboration, respect for all, an emphasis on diversity, inclusion and belonging, and an unwavering commitment to, and passion for, our work.



The expertise, intelligence, and creativity of our employees drive our innovation, and their passion and commitment to excellence are the cornerstone of our success. We are committed to supporting our employees' well-being in a transparent, inclusive, and collaborative environment, and to providing them with the training, support and resources they need to succeed professionally while appropriately balancing their personal and professional lives.

We frequently organize Company-hosted trainings that cover topics including performance management, collaboration, leadership development, diversity, communication and mentorship, as well as more specialized skills-based programs. In 2021, we launched a new LinkedIn Learning platform to supplement these trainings with on-demand learning opportunities for our employees.

Diversity, Inclusion & Belonging (DIB)

Alkermes Diversity Inclusion & Belonging

We recognize that diversity, inclusion and belonging must be at the heart of all that we do and are among the key drivers of our success as an organization. We seek to create an environment that fosters equality and compassion, and in which all voices are respected and valued. Over the past several years, we have actively evolved our DIB strategy to cater to the changing needs of our employees and to respond to external social and cultural events. We strive to attract, retain and develop employees from diverse backgrounds and experiences.



In support of this strategy, in 2019, we created a global, cross-functional **DIB Steering Committee**, comprised of representatives from all of our locations, including field-based employees, to create connections, foster conversations, help ensure our efforts are aligned with the diverse range of perspectives within our organization and develop and advance practices, tools and resources that can be used to strengthen the sense of belonging among our employee base.

Since 2020, we have launched five **Employee Resource Groups (ERGs):** *Limitless*, a network to support individuals with disabilities and caregivers; *Mosaic*, a multicultural network; *Operation Salute*, a veterans' network; *Pride@Work*, an LGBTQ+ network; and *Women Inspired Network (WIN)*, a women's network. Participation in our ERGs is open to all employees. These ERGs share a common purpose of supporting and enhancing the inclusiveness of our company culture and providing opportunities for professional development, networking and building deeper connections within Alkermes.

      

   

In 2021, we established a **DIB Executive Committee**, which includes our CEO and other senior leaders, tasked with continuing to refine our DIB strategy and championing its implementation and impact across the business. Our DIB committees work alongside our ERGs to set goals, establish and execute strategic initiatives, measure our progress and promote a culture of understanding and inclusion throughout our business.

In addition, as part of our increased focus on social and racial justice, diversity and inclusion, and in response to global events throughout 2020 and 2021, we held company-wide town hall conversations, sponsored recognition events and enhanced our Company's diversity education and training.

Employee Engagement

We encourage active employee engagement to help ensure that employees feel part of our mission and that they have a voice in the Alkermes community. Since 2017, we have conducted annual employee engagement surveys to understand employee sentiment regarding, and satisfaction with, their work and experience at the Company. In 2021, over 70% of our employees participated in our employee engagement survey and more than 70% of the survey questions scored at or above engagement survey benchmark scores. We have used, and plan to continue to use, the data collected to help inform and evolve our human capital management strategy and initiatives.

Health, Safety and Wellness

Our culture is one of collaboration and trust. We ask our employees to help us promote and sustain workplace environments that are safe, productive and protective of the health and well-being of our people and in compliance with applicable laws, rules and regulations. We maintain extensive Environment, Health, Safety and Security ("EHSS") policies, adhere to all health and safety standards set by regulators in the locations in which we operate and routinely assess workplace risks, conduct employee trainings and monitor our sites to reduce the risk of workplace accidents. These efforts contributed to our ability to maintain in 2021 rates of workplace accidents resulting in recordable injuries, and of accidents resulting in lost employee work time, below U.S. Bureau of Labor Statistics industry averages.

In 2020 and 2021, as we continued to navigate the impacts of the COVID-19 pandemic, employee health, safety and wellness were of particular focus and importance for the Company. As a testament to our emphasis on wellness during this time, Alkermes was included in the Irish Business and Employers Confederation listing of Ireland's *Leading in Wellbeing Top 100 Companies 2021*, which recognizes companies that have implemented well-being best practices for employees and local business communities. In 2021, our manufacturing facility in Athlone, Ireland successfully completed certification to the *Business Working Responsibly Mark*, an independently audited standard for corporate social responsibility and sustainability based on ISO26000. In addition, our recently-built site in Waltham, Massachusetts was awarded a **Fitwel® certification** in 2020 in recognition of its facility design intended to foster a healthy and productive workplace.

Environmental Impact and Sustainability

At Alkermes, our goal is to conduct our business activities in a manner that minimizes the environmental impacts of our operations and promotes effective stewardship of environmental resources. We are committed to complying with applicable laws, rules and regulations and operating with the highest standards of conduct. All Alkermes facilities are subject to routine regulatory inspections in respect of EHSS to confirm compliance with applicable laws and regulations. We work collaboratively across stakeholder groups and business units throughout the organization to identify ways to reduce our environmental impact, mitigate EHSS risk and increase operational efficiencies. Through these efforts, which are discussed in detail in our Corporate Responsibility Report, we have, since our baseline measurement year of 2015, maintained high levels of waste recycling and decreased both our energy usage per floor area and our combined Scope 1 and 2 greenhouse gas emissions per floor area.

Product Quality and Patient Safety

Across our business, we maintain an unwavering focus on product quality and safety. All Alkermes facilities are subject to routine regulatory inspections in respect of product quality and safety to confirm compliance with applicable laws and regulations. We have robust policies and procedures in place designed to promote safe and sustainable research, development, manufacture and commercialization of products, including a comprehensive quality management system that is designed to ensure that products we manufacture, store, test or distribute consistently meet applicable product specifications, safety and efficacy standards, "good practice" GxP quality guidelines and regulations (e.g., GCP, GMP, GLP) and other regulatory requirements.

We are committed to ensuring the authenticity of our medicines and guarding against counterfeit products (those not equivalent in quality, safety and efficacy, or not containing the correct amount of active ingredient and/or containing impurities) in the marketplace. We have standard operating procedures for the timely and efficient removal from the market of any commercial drug product suspected or found to not meet our product quality or patient safety standards, which include notification of and consultation with applicable regulatory authorities, conduct of a health hazard assessment, and communications to customers, partners, healthcare providers and patients as directed by regulators or our internal policies.

Responsibility in Manufacturing and Supply Chain

We are committed to meeting our manufacturing objectives reliably and responsibly through the establishment and maintenance of a safe, sustainable and ethical supply chain. We contract with a growing network of third-party manufacturers to formulate certain products and produce components of products or product packaging for clinical and commercial use. All service providers involved in the manufacture and packaging of our products are subject to inspection by the FDA or comparable agencies in other jurisdictions and we require that our contract manufacturers adhere to current *Good Manufacturing Practices* ("GMP") in the manufacture of these products and product components. All contract manufacturers and suppliers must undergo a pre-approval inspection by our quality personnel to assess their compliance with applicable standards and regulations prior to initiating work for Alkermes.

Early Access Policy

We endeavor to make safe and effective medicines by conducting rigorous clinical trials and obtaining marketing approval from regulatory authorities, including the FDA. Participation in one of our clinical trials is the optimal way for patients to gain access to our investigational medicines prior to regulatory approval. However, we understand that some patients may not be able to participate in a clinical trial. If early data from our clinical trials suggest that an investigational treatment might offer benefits for patients facing serious or life-threatening conditions, we have a policy under which patients may be eligible to receive access to an investigational medicine outside the context of a clinical trial. Additional details, including eligibility criteria, can be found in the Alkermes Early Access Policy, a copy of which is available on the Early Access page of the Research and Development section of our website at *www.alkermes.com*.

Patient Advocacy

Patient advocacy is core to our mission. We are inspired by the courage of individuals who face the challenges of living with addiction, serious mental illness and cancer, and the perspectives of those affected by these conditions are paramount to our work. We regularly engage with these individuals and their caretakers, and with policymakers and leaders in the patient advocacy community, to better understand their perspectives and goals and the complex system of care for these diseases. Learnings from these interactions help to inform our business activities, including design of our clinical development and lifecycle management programs for our investigational and marketed medicines with specific patient outcomes in mind, and the nature and substance of our policy and advocacy efforts.

Social Responsibility and Community Impact

We are committed to giving back to our communities. We support research and advocacy efforts to raise awareness of patient needs and to increase access to medicines and other forms of treatment in support of patient health and well-being. We proudly support not-for-profit organizations and independent researchers working in our therapeutic areas of focus through our two grant programs.

Since 2016, our **ALKERMES INSPIRATION GRANTS**® program has awarded more than $4 million in funding to innovative programs that support the needs of people impacted by addiction, serious mental illness and cancer. In 2021, grants were awarded to 11 nonprofit organizations working to address the needs of people living with these complex conditions, including programs serving historically under-resourced or underrepresented communities, including Black, Indigenous and people of color (BIPOC), members of the LGBTQ+ community, veterans, women and people impacted by the U.S. criminal justice system. Since 2018, our **ALKERMES PATHWAYS RESEARCH AWARDS**® program has provided funding to 16 researchers working to advance our understanding of diseases in the field of neuroscience.

Additionally, hundreds of our employees volunteer each year as part of our employee-founded **ALKERMES IN ACTION** volunteer program. In 2021, this program consisted of a mix of remote and in-person volunteer opportunities with local organizations focused on education, caring for veterans, maintaining outdoor community spaces and providing for children and families in need.





Our Response to COVID-19

In response to the COVID-19 pandemic, our two main priorities have been, and continue to be, to protect the safety and health of our employees and to help ensure the uninterrupted supply of, and access to, our development products for people enrolled in our clinical studies and marketed products for people living with opioid dependence, alcohol dependence, schizophrenia and bipolar I disorder. We have adapted our business practices in innovative ways to continue to operate safely and reliably and, in doing so, meet our public health responsibilities, which have become even more pronounced during this challenging time.

- ***Supporting Employees***: In 2020 and 2021, we implemented a comprehensive employee engagement strategy designed to keep employees safe, informed, motivated and supported. As part of this strategy, we adopted work from home and virtual engagement policies for those employees who could perform their jobs remotely; reconfigured our workspaces and instituted new health, sanitization, screening and safety protocols for those employees performing essential tasks on-site in our laboratories and manufacturing facilities; established virtual touchpoints through global employee town halls, employee surveys, and other communication channels to keep employees informed and engaged; enhanced employee resources, including wellness and stress-reduction resources; sponsored vaccine clinics in Massachusetts and Ohio for employees and their families; and expanded access to our in-home childcare benefit. We also established a Return to the Workplace Planning Team to help support a safe, phased return of employees back to our workplaces and increased in-person interactions for our field-based personnel in accordance with local guidance. We have continued to diligently monitor the evolution of the pandemic and its impacts and to adapt policies and procedures as needed to keep our employees safe.

- ***Supporting Patients***: In the face of challenges presented by the COVID-19 pandemic, such as limitations on patient access to our proprietary medicines and changes in patient and healthcare provider practices, we remained committed to helping people with opioid dependence, alcohol dependence, schizophrenia and bipolar I disorder gain access to information, resources and medicines from which they may benefit. As part of these efforts, we expanded our injection site network to include additional appropriate retail pharmacies and clinics where patients could receive injections of ARISTADA, ARISTADA INITIO® and VIVITROL, adding retail pharmacies and numerous mobile clinics to our Provider Locator throughout the U.S. We also increased our disease state education and awareness efforts, including through social media platforms and unbranded disease state education campaigns.

- ***Supporting Ongoing Research and Development***: In our ongoing clinical trials, we have interacted closely with the clinical trial sites to develop new approaches to support continuity of care for participants in our studies and to identify additional ways to streamline study visits and enhance data collection to further reduce the burden on patients and the clinical teams.

- ***Supporting our Communities***: Recognizing that the COVID-19 pandemic has introduced significant and critical challenges to our local communities, in 2020 we expanded our established corporate giving programs to add financial support for local organizations, including food and care programs for children and the elderly, and donations of personal protective equipment and medical supplies to organizations that work with healthcare facilities in both the U.S. and Ireland. We have also continued to organize remote and limited in-person volunteer opportunities for employees to support our local communities.

PROPOSAL 2

NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

(Ordinary resolution)

Our *Compensation Discussion and Analysis*, which begins on page 94 of this proxy statement, describes our executive compensation program and the compensation decisions that the Compensation Committee made with respect to the compensation of our named executive officers for 2021. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. As required pursuant to Section 14A of the Exchange Act, our Board is asking that our shareholders cast a non-binding, advisory vote FOR the following resolution:

"*RESOLVED, that the Company's shareholders approve, on a non-binding, advisory basis, the compensation paid to the Company's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, and related compensation tables and narrative discussion.*"

Non-Binding, Advisory Vote. Our Board is asking that shareholders support this Proposal 2. This proposal is advisory and non-binding; as an ordinary resolution, approval of this proposal requires the affirmative vote of a majority of the votes cast by shareholders on the resolution in person or by proxy. Although the vote you are being asked to cast is advisory, and therefore non-binding, we value the views of our shareholders and the Compensation Committee will consider the outcome of the vote when designing our compensation programs and making future compensation decisions for our named executive officers. Abstentions and broker non-votes will not have any effect on the results of those deliberations because they are not considered to be votes cast.

Say-on-Pay – 2020 Executive Compensation. At our 2021 annual general meeting of shareholders, our say-on-pay proposal received support of approximately 73% of the votes cast. We believe this improvement from our results in 2019 and 2020 reflects our shareholders' acknowledgement of the meaningful changes that the Compensation Committee made to our executive compensation programs for 2020 and 2021. However, this level of shareholder support for our say-on-pay proposal remained significantly lower than our historical levels of support prior to 2019, including support of approximately 98% of the votes cast at our 2018 annual general meeting of shareholders, and average support of approximately 94% of the votes cast at our annual general meetings of shareholders from 2012 through 2017.

2021 Continued Engagement and Board Responsiveness. Following the vote in 2021, we requested engagement meetings with shareholders who collectively held approximately 80% of our outstanding shares and held meetings with shareholders who collectively held approximately 65% of our outstanding shares. Our Lead Independent Director and other members of our Board participated in certain of these meetings alongside representatives of management. During these engagements, shareholders generally acknowledged the Board and Compensation Committee's responsiveness to shareholder feedback and the significant enhancements to our executive compensation programs in recent years. For additional information about the actions taken by the Compensation Committee's in response to shareholder feedback, see the section entitled "*Board Responsiveness – Enhancements to Compensation*" beginning on page 96 of this proxy statement. Two of our larger shareholders (representing approximately 20% of our outstanding shares) who voted against our say-on-pay proposal in 2021 cited our historical share price and financial performance as reasons for their vote; they did not express concerns with our executive compensation practices or our 2020 executive compensation program.

Enhancements to Executive Compensation Program. We made meaningful enhancements to our executive compensation program in 2020 and continued to refine these enhancements in our 2021 executive compensation program to further align the interests of our CEO and other named executive officers with those of our shareholders. For additional information, see the section entitled "*Board Responsiveness— Enhancements to Compensation Practice*" beginning on page 96 of this proxy statement.

> **The Board unanimously recommends that you vote FOR Proposal 2.**

PROPOSAL 3

NON-BINDING RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR AND ACCOUNTING FIRM AND BINDING AUTHORIZATION OF AUDIT AND RISK COMMITTEE TO SET INDEPENDENT AUDITOR AND ACCOUNTING FIRM'S REMUNERATION

(Ordinary resolution)

PwC served as our independent auditor and accounting firm for 2021. The Audit and Risk Committee reviewed and discussed the performance of PwC as the Company's independent auditor and accounting firm for 2021 and, following such review and discussion, has retained PwC to serve as the Company's independent auditor and accounting firm for 2022. Although we are not required to submit the appointment of PwC for shareholder approval, as a matter of good corporate governance, the Board has determined, upon the recommendation of the Audit and Risk Committee, to submit the selection of PwC for ratification by the Company's shareholders and to ask that the Company's shareholders authorize the Audit and Risk Committee to set the independent auditor and accounting firm's remuneration. Even if the selection of PwC is ratified, the Audit and Risk Committee, in its discretion, may still select a different independent auditor and independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Majority Voting Standard. The resolution in respect of the authorization component of this Proposal 3 is an ordinary resolution that requires the affirmative vote of the majority of the votes cast on the resolution in person or by proxy (meaning the number of shares voted "FOR" this Proposal 3 must exceed the number of shares voted "AGAINST" this Proposal 3). Abstentions and broker non-votes (if any) will have no effect on the outcome of this Proposal 3 because they are not considered to be votes cast.

A representative of PwC is expected to attend the Annual Meeting. Such representative will be given an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The text of the resolution in respect of this Proposal 3 is as follows:

"*RESOLVED, to ratify, on a non-binding, advisory basis, the appointment of PricewaterhouseCoopers LLP as the independent auditor and accounting firm of Alkermes plc and to authorize, in a binding vote, the Audit and Risk Committee to set the independent auditor and accounting firm's remuneration.*"

The Board unanimously recommends that you vote <u>FOR</u> Proposal 3.

PROPOSAL 4

APPROVAL OF
ALKERMES PLC 2018 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED

(Ordinary resolution)

Overview

Our Board is requesting shareholder approval of the Alkermes plc 2018 Stock Option and Incentive Plan, as amended (the “2018 Plan”), as proposed to be further amended in accordance with this Proposal 4, to make the following material changes:

- to increase the number of ordinary shares authorized for issuance thereunder by 8,300,000 new ordinary shares (subject to adjustment for stock splits, stock dividends and similar events); and
- to increase the number of ordinary shares that may be awarded in the form of incentive stock options thereunder from 37,600,000 to 45,900,000 (subject to adjustment for stock splits, stock dividends and similar events).

The 2018 Plan, as proposed to be amended in accordance with this Proposal 4, is attached as *Appendix A* to this proxy statement and is incorporated herein by reference. For purposes of this Proposal 4, we refer to the 2018 Plan, as proposed to be amended in accordance with this Proposal 4, as the “Amended 2018 Plan.”

If this Proposal 4 is approved by our shareholders, the Amended 2018 Plan will become effective as of the date of the Annual Meeting. In the event our shareholders do not approve this Proposal 4, the Amended 2018 Plan will not become effective and the 2018 Plan will continue to be effective in accordance with its terms.

Why do we believe our shareholders should approve the Amended 2018 Plan (including the increased number of shares authorized for issuance thereunder)?

1. We believe the size of our share reserve increase request is reasonable.

The size of our share reserve increase request for the Amended 2018 Plan is equal to 8,300,000 new ordinary shares (subject to adjustment for stock splits, stock dividends and similar events). We expect our request will provide us with sufficient ordinary shares to support approximately one year of equity awards at our current market value. Equity awards are key to our ability to attract, retain and incentivize employees who are integral to the successful development of our pipeline candidates, the commercialization of our products and the accomplishment of transformative business transactions. Our compensation philosophy with respect to equity awards is to target around the 50th percentile by value of our comparable peer group, as determined using the Black-Scholes option pricing model for stock options and market prices for restricted stock unit awards, with the opportunity to increase or decrease the value of equity awards from the 50th percentile based upon individual performance and other factors. If our request is not approved, we do not expect to have sufficient ordinary shares to support our next round of annual equity awards at our current market value.

2. Equity awards are integral to our compensation program and to our success.

Equity awards, similar to those typically offered by our competitors, have been, and we believe will continue to be, an integral component of our overall compensation program, enabling us to attract qualified and skilled employees and directors, retain our existing employees, including our experienced management team, and provide incentives for our employees to exert maximum efforts for our success, ultimately contributing to the creation of shareholder value.

We have built, and continue to devote significant resources to further develop and enhance, a comprehensive cross-functional infrastructure designed to support product development from discovery through commercialization and lifecycle management. We are currently developing a pipeline of potential new proprietary products in the fields of neuroscience and oncology. We manufacture and commercialize VIVITROL for the treatment of alcohol dependence and opioid dependence, ARISTADA for the treatment of schizophrenia, ARISTADA INITIO for initiation onto ARISTADA for the treatment of schizophrenia, and LYBALVI for the treatment of schizophrenia and bipolar I disorder. We also manufacture commercial products

that incorporate our proprietary technologies under license that are owned and commercialized by other biopharmaceutical companies and for which we receive manufacturing and/or royalty revenues.

We seek to attract, hire, develop, retain and motivate qualified and highly-skilled personnel with experience in areas such as R&D, including early discovery, translational medicine, formulation and clinical development capabilities; intellectual property prosecution, enforcement and defense; medical affairs; manufacturing operations; U.S. federal and state government affairs; sales and marketing; and market access, among other areas. Competition for such personnel in our industry and the geographic regions in which we operate is intense, with numerous companies also developing, launching or marketing products, including products against which our products directly compete.

3. We manage our equity award use carefully.

We carefully and thoughtfully manage our equity award use, balancing attraction, retention and incentivization of our employees against dilution and burn rate considerations. As of the Record Date, our full dilution, which is calculated as (shares available for grant + shares subject to outstanding equity awards) / (shares outstanding + shares available for grant + shares subject to outstanding equity awards), is approximately 16.54%.

The following two tables provide certain additional information regarding our equity incentive program.

	As of the Record Date
Total number of ordinary shares subject to outstanding stock options	17,911,595
Weighted-average exercise price of outstanding stock options	$ 33.35
Weighted-average remaining term of outstanding stock options	6.63 years
Total number of ordinary shares subject to outstanding full value awards[1]	8,253,877
Total number of ordinary shares available for grant under the 2018 Plan[2]	6,351,638
Total number of ordinary shares outstanding	164,136,728
Per-share closing price of ordinary shares as reported on Nasdaq	$ 29.97

(1) A "full value award" is an award other than a stock option or stock appreciation right.

(2) As of the Record Date, there were no ordinary shares available for grant under any of our equity incentive plans other than the 2018 Plan.

	As of December 31,		
	2021	2020	2019
Adjusted Burn Rate [1]	7.55%	6.79%	6.03%
Unadjusted Burn Rate [2]	5.02%	4.59%	4.23%

(1) **Adjusted Burn Rate** is calculated as: (shares subject to stock options granted + shares subject to time-vesting full value awards granted + shares subject to performance-vesting full value awards vested)/weighted average ordinary shares outstanding. For purposes of this calculation, shares subject to time-vesting full value awards granted and performance-vesting full value awards vested are increased by a 2.0x volatility multiplier for each of 2019-2021. However, the share reserve under the 2018 Plan is reduced by 1.8 ordinary shares for each ordinary share issued pursuant to a full value award.

(2) **Unadjusted Burn Rate** is calculated as: (shares subject to stock options granted + shares subject to time-vesting full value awards granted + shares subject to performance-vesting full value awards vested)/weighted average ordinary shares outstanding.

The following table sets forth our historic use of equity in 2021, 2020 and 2019:

	Year		
	2021	2020	2019
Stock options granted	4,001,529	3,799,952	3,812,103
Time-vesting full value awards granted	3,896,511	3,494,759	2,826,092
Performance-vesting full value awards vested	177,946 [1]	—	1,614 [2]
Weighted average ordinary shares outstanding	160,942,346	158,802,915	157,051,071

(1) Consists of performance-vesting restricted stock unit awards that vested based on the Company's achievement of two of the three pipeline goals to which the performance-vesting restricted stock unit awards granted in February 2020 to our employees at senior vice president level and above were subject.

(2) Consists of performance-vesting restricted stock unit awards for which vesting was accelerated in 2019 pursuant to the terms of the applicable grants for certain of the Company's former employees.

Important Aspects of the Amended 2018 Plan Designed to Protect our Shareholders' Interests

The Amended 2018 Plan contains certain provisions, including those set forth below, designed to protect our shareholders' interests and to reflect corporate governance best practices. The descriptions of these provisions and of certain other features of the Amended 2018 Plan contained in this Proposal 4 are intended to be summaries only and are qualified in their entirety by the full text of the Amended 2018 Plan attached hereto as *Appendix A*.

- *Shareholder approval is required for additional shares.* The Amended 2018 Plan does not contain an annual "evergreen" provision. Thus, shareholder approval is required each time we desire to increase the share reserve, allowing our shareholders the ability to have a say on our equity compensation programs.

- *Share counting provisions.* The share reserve under the Amended 2018 Plan is reduced by one ordinary share for each ordinary share issued pursuant to a stock option or stock appreciation right and by 1.8 ordinary shares for each ordinary share issued pursuant to a full value award. This helps to ensure that management and the Compensation Committee are using the share reserve effectively and with regard to the value of each type of equity award. The Amended 2018 Plan also prohibits liberal share recycling, which means that shares tendered or held back upon exercise of a stock option or stock appreciation right or settlement of an award to cover the exercise price or tax withholding for such option, right or award are not added back to the number of shares available for issuance under the Amended 2018 Plan.

- *Flexibility in designing equity compensation scheme.* The Amended 2018 Plan allows us to provide a broad array of equity incentives, including traditional option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, cash-based awards and performance share awards. By providing this flexibility, we are positioned to quickly and effectively react to trends in compensation practices and continue to offer competitive compensation arrangements to attract and retain the talent necessary for the success of our business.

- *No right to vote or receive dividends.* Until shares are delivered in accordance with the Amended 2018 Plan, no right to vote or receive dividends or any other rights of a shareholder will exist with respect to shares to be issued in connection with equity awards.

- *No option or SAR repricing.* The Amended 2018 Plan explicitly prohibits repricing options and stock appreciation rights in any manner without shareholder approval, including cancelling awards in exchange for cash or for another award under the Amended 2018 Plan.

- *Minimum 1-year vesting requirement.* Under the Amended 2018 Plan, options and stock appreciation rights do not vest and become exercisable, and restricted stock awards and restricted stock unit awards do not vest, until at least one year from the grant date.

- *Equity Clawback.* Equity awards granted to our named executive officers under the Amended 2018 Plan are subject to our Clawback Policy, as in effect from time to time. A current copy of the Clawback Policy can be found on the Corporate Governance page of the Investors section of our website at *www.alkermes.com*.

Majority Voting Standard

The resolution in respect of this Proposal 4 is an ordinary resolution that requires the affirmative vote of the majority of the votes cast on the resolution in person or by proxy (meaning the number of shares voted "FOR" this Proposal 4 must exceed the number of shares voted "AGAINST" this Proposal 4). Abstentions and broker non-votes will have no effect on the outcome of this Proposal 4 because they are not considered to be votes cast.

The text of the resolution in respect of this Proposal 4 is as follows:

"*RESOLVED, that the Alkermes plc 2018 Stock Option and Incentive Plan, as amended, be APPROVED.*"

> **The Board unanimously recommends that you vote <u>FOR</u> Proposal 4.**

Principal Features of the Amended 2018 Plan

The material features of the Amended 2018 Plan are as described below. These descriptions are intended to be summaries only and are qualified in their entirety by the full text of the Amended 2018 Plan attached hereto as *Appendix A.*

- The Amended 2018 Plan will be administered by either the Compensation Committee or by a similar committee performing the functions of the Compensation Committee and which is comprised of not less than two independent, non-employee directors (in either case, the "Administrator"). The Administrator, in its discretion, may grant a variety of incentive awards based on our ordinary shares. The Administrator may delegate its authority and duties with respect to the granting of awards to a subcommittee of one or more members of the Board, subject to applicable law and certain limitations and guidelines set forth in the Amended Plan.

- The award of stock options (both incentive and non-qualified stock options), stock appreciation rights, restricted stock unit awards, restricted stock awards, cash-based awards and performance share awards is permitted.

- For purposes of determining the number of our ordinary shares available for issuance under the Amended 2018 Plan, (a) the grant of any full value award (i.e., an award other than a stock option or stock appreciation right) is deemed as an award of 1.8 ordinary shares for each such ordinary share actually subject to the award and shall be treated similarly if added back to the number of shares available for issuance when forfeited or canceled under the Amended 2018 Plan, (b) the grant of a stock option or stock appreciation right is deemed as an award of one ordinary share for each such ordinary share actually subject to the award and shall be treated similarly if added back to the number of shares available for issuance when forfeited or canceled under the Amended 2018 Plan, (c) any Prior Plans Returning Share (as defined in the Amended 2018 Plan and described below) subject to a full value award shall be added to the number of shares available for issuance as 1.8 ordinary shares, and (d) any Prior Plans Returning Share subject to a stock option or stock appreciation right shall be added to the number of shares available for issuance as one ordinary share. The term "Prior Plans Returning Share" generally means any ordinary share underlying any outstanding award granted under the Alkermes plc 2011 Stock Option and Incentive Plan, as amended (the "2011 Plan") or the Alkermes plc Amended and Restated 2008 Stock Option and Incentive Plan, as amended, in each case that, from and after May 20, 2020 (the date of the Company's 2020 annual general meeting of shareholders), was or is forfeited, canceled, repurchased or otherwise terminated (other than by exercise).

- Our Board or the Administrator may at any time amend or discontinue the Amended 2018 Plan, and the Administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the award holder's consent. Additionally, no option or stock appreciation right may be repriced in any manner without shareholder approval. Amendments to the Amended 2018 Plan will be subject to approval by our shareholders to the extent required under the rules of any securities exchange or market system on which our ordinary shares are listed or any other applicable rules. Amendments shall also be subject to approval by our shareholders if and to the extent such approval is determined by the Administrator to be required by the Code in order to preserve the qualified status of incentive stock options.

The maximum number of ordinary shares that may be issued under the Amended 2018 Plan is equal to the sum of the following (subject to adjustment for stock splits, stock dividends and similar events): (i) 35,900,000 ordinary shares; (ii) 1,199,965 ordinary shares, which is the number of 2011 Plan Available Shares (as defined in the 2018 Amended Plan and described below); and (iii) the Prior Plans Returning Shares, as such shares become available from time to time. For purposes of this limitation, shares underlying any awards granted under the Amended 2018 Plan that are forfeited, canceled, repurchased or otherwise terminated (other than by exercise) will be added back to the number of shares available for issuance under the Amended 2018 Plan. Shares tendered or held back upon exercise of an option or stock appreciation right or settlement of an award to cover the exercise price or tax withholding for such option, right or award are not added back to the number of shares available for issuance under the Amended 2018 Plan. Shares purchased in the open market with proceeds from the exercise of options or stock appreciation rights will not be added to the number of shares available for issuance under the Amended 2018 Plan. In addition, in the event that a

stock appreciation right is settled in shares, the gross number of shares subject to the stock appreciation right will be deducted from the number of shares available for issuance under the Amended 2018 Plan. The shares issued under the Amended 2018 Plan may be issued from treasury or otherwise.

The term "2011 Plan Available Shares" generally means the ordinary shares that remained available for grant under the 2011 Plan as of May 20, 2020 (the date of the Company's 2020 annual general meeting of shareholders), which ordinary shares ceased to be available for grant under the 2011 Plan (and became available for issuance pursuant to Awards under the 2018 Plan) as of such date.

Summary of the Amended 2018 Plan

Plan Administration. The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Amended 2018 Plan. The Administrator may also determine and modify the terms and conditions, including restrictions, not inconsistent with the terms of the Amended 2018 Plan, of any award and accelerate the exercisability or vesting of all or any portion of any award, except that within the minimum vesting periods described below, vesting may be accelerated only in the case of a grantee's death, disability or retirement or upon a Sale Event (as defined in the Amended 2018 Plan). Subject to applicable law, the Administrator may also delegate to a subcommittee comprised of one or more members of the Board all or part of the Administrator's authority and duties with respect to the granting of awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act. Any such delegation by the Administrator shall include a limitation as to the amount of awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price, if applicable, and the vesting criteria.

Eligibility and Limitations on Grants. Persons eligible to participate in the Amended 2018 Plan will be those officers, employees, non-employee directors and consultants of the Company and its subsidiaries as selected from time to time by the Administrator. The intention in making awards to eligible persons under the Amended 2018 Plan will be to align the compensation of these individuals over a multi-year period directly with the interests of our shareholders and serve as a tool in the recruitment and retention of these individuals. As of the Record Date, we (including our subsidiaries) had approximately 2,200 employees (including officers), 12 non-employee directors, and approximately 500 consultants. The maximum number of ordinary shares that can be awarded in the form of incentive stock options under the Amended 2018 Plan will not exceed 45,900,000 shares (subject to adjustment for stock splits, stock dividends and similar events).

Stock Options and Stock Appreciation Rights. The Amended 2018 Plan permits the granting of (1) stock options intended to qualify as incentive stock options under Section 422 of the Code, (2) stock options that do not so qualify and (3) stock appreciation rights. Options granted under the Amended 2018 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Non-qualified options and stock appreciation rights may be granted to any persons eligible to receive incentive stock options and to non-employee directors and consultants. The exercise price of each option and stock appreciation right will be determined by the Administrator but will not be less than 100% of the fair market value of our ordinary shares on the date of grant; provided, however, that for any incentive stock option granted to an employee who, at the time of grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any subsidiary (a "10% Owner"), such exercise price will not be less than 110% of the fair market value of our ordinary shares on the date of grant.

The term of each option and stock appreciation right will be fixed by the Administrator and will not exceed ten years from the date of grant; provided, however, that for any incentive stock option granted to a 10% Owner, such term will not exceed five years from the date of grant. Options and stock appreciation rights may be subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified vesting period. The Administrator will determine at what time or times each option and stock appreciation right may vest and becomes exercisable. Options and stock appreciation rights may vest and become exercisable in installments, provided they shall not vest or become exercisable for a period of at least one year from the date of grant. Options and stock appreciation rights may be exercised in whole or in part with written or electronic notice to the Company's delegate. Upon exercise of non-qualified stock options, unless otherwise determined by the Administrator, the purchase price must be paid through a net reduction in the number of ordinary shares issuable upon such exercise, based on the fair market value of

our ordinary shares on the date of exercise. Upon exercise of incentive stock options and those non-qualified options for which the Administrator elects not to utilize the above payment method, the option exercise price may be paid in full either in cash, by certified check, bank check or other instrument acceptable to the Administrator or by delivery (or attestation to the ownership) of ordinary shares that are beneficially owned by the optionee based on the fair market value of our ordinary shares on the date of exercise or, subject to applicable law, by delivery to the Company of an exercise notice together with irrevocable instructions to a broker to promptly deliver cash or a check payable to the Company for the purchase price. The appreciation distribution payable on the exercise of a stock appreciation right will not be greater than an amount equal to the excess of (i) the fair market value (on the date of exercise) of a number of shares equal to the number of share equivalents being exercised under the stock appreciation right, over (ii) the exercise price of such share equivalents. The appreciation distribution may be paid in ordinary shares, in cash, in any combination of the two or in any other form of consideration determined by the Administrator and set forth in the award agreement.

To qualify as incentive stock options, options must meet additional U.S. federal tax requirements, including a $100,000 limit on the value of our ordinary shares subject to incentive stock options that first become exercisable by a participant in any one calendar year.

Restricted Stock Unit Awards. The Administrator may award stock units as restricted stock unit awards to participants. Restricted stock unit awards are ultimately payable in the form of ordinary shares and may be subject to such conditions and restrictions as the Administrator may determine, subject to a mandatory minimum period of one year from the date of grant before any such award vests. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified vesting period. To the extent a restricted stock unit award is subject to Section 409A of the Code ("Section 409A"), it may contain such additional terms and conditions as the Administrator shall determine in order for such award to comply with the requirements of Section 409A.

The Administrator, in its sole discretion, may permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of a restricted stock unit award. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of phantom stock units (which may be fully vested) based on the fair market value of our ordinary shares on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred.

Restricted Stock. The Administrator may award ordinary shares as restricted stock to participants, subject to such conditions and restrictions as the Administrator may determine, subject to a mandatory minimum period of one year from the date of grant before any such award vests. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified restricted period.

Cash-Based Awards. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a cash-based award may be made in cash or in ordinary shares, as the Administrator determines. Except as may otherwise be provided by the Administrator, a grantee's right in all cash-based awards that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its subsidiaries for any reason (including if a subsidiary ceases to be a subsidiary of the Company).

Performance Share Awards. The Administrator may grant performance share awards independent of, or in connection with, the granting of other awards under the Amended 2018 Plan. The Administrator, in its sole discretion, determines whether and to whom performance share awards will be granted, the performance goals subject to the award, the period during which performance is to be measured, which will not be less than one year, and such other conditions as the Administrator shall determine. Upon the attainment of the performance goal, the grantee is entitled to receive ordinary shares.

Performance-Based Awards. The Administrator may grant performance-based awards under the Amended 2018 Plan (consisting of restricted stock awards, restricted stock unit awards, cash-based awards or performance share awards) that are payable upon the attainment of performance goals established by the Administrator. The Administrator will define the manner of calculating the performance criteria it selects to use for any performance goals, which may be expressed in terms of overall performance of the Company or the performance of a subsidiary, unit, division, group, or an individual. The performance criteria that may be used to establish such performance goals are the following: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our ordinary shares, economic value-added, initiation or completion of clinical trials, results of clinical trials, drug development or commercialization milestones, collaboration milestones, operational measures including production capacity and capability, hiring and retention of key managers, expense management, capital raising transactions, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, gross or net profit levels, operating margins, earnings (loss) per ordinary share, sales or market shares, and any other measures of performance selected by the Administrator, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

The Administrator may adjust or modify the calculation of any performance goals to make adjustments deemed appropriate by the Administrator, including but not limited to, in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company or its subsidiaries, or the financial statements of the Company or its subsidiaries, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

Tax Withholding. Participants in the Amended 2018 Plan are responsible for the payment of any U.S. federal, state or local taxes, and non-U.S. or other taxes that the Company is required by law to withhold upon any option or stock appreciation right exercise or vesting of other awards. The Company has the right to deduct any such taxes from any payment otherwise due to a grantee, including the right to reduce the number of ordinary shares otherwise required to be issued to the grantee in an amount that, on the date of issuance, would have a fair market value equal to all such taxes required to be withheld by the Company.

Change in Control Provisions. Under the terms of the Amended 2018 Plan, the Administrator has the authority to determine the conditions under which any award under the Amended 2018 Plan will become vested and, if applicable, exercisable in the event of a Sale Event at the time of grant of such award. Except to the extent the Administrator determines otherwise at the time of grant, the Amended 2018 Plan provides that all stock options and stock appreciation rights that are not vested and exercisable immediately prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event; all other awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event; and all awards with conditions and restrictions relating to the attainment of performance goals may, in the Administrator's discretion, become vested and nonforfeitable in connection with a Sale Event. In addition, in the event of a Sale Event in which the Company's shareholders will receive cash consideration, the Company may make or provide for a cash payment to participants holding vested stock options or stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of any vested stock option or stock appreciation right.

Shareholder Rights. Until shares are delivered in accordance with the Amended 2018 Plan, no right to vote or receive dividends or any other rights of a shareholder will exist with respect to shares to be issued in connection with equity awards, notwithstanding the exercise of a stock option or stock appreciation right or any other action by the grantee with respect to an equity award.

Amendments and Termination. Our Board or the Administrator may at any time amend or discontinue the Amended 2018 Plan, and the Administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in applicable law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the award holder's consent. Amendments will be subject to approval by our shareholders to the extent such approval is required under the rules of any securities exchange or market system on which our ordinary shares are listed or any other applicable rules. Amendments shall also be subject to approval by our shareholders if and to the extent such approval is determined by the Administrator to be required by the Code in order to preserve the qualified status of incentive stock options. In addition, except in connection with a reorganization or other similar change in the capital shares of the Company or a merger or other transaction, without prior shareholder approval, the Administrator will not reduce the exercise price of an outstanding stock option or stock appreciation right, or effect a re-pricing of an outstanding stock option or stock appreciation right through cancellation or re-grants or through cancellation in exchange for cash or another award. Unless the Amended 2018 Plan is sooner terminated, awards of incentive stock options may be granted under the Amended 2018 Plan until March 29, 2028 (which is the tenth anniversary of the date the 2018 Plan was first approved by the Board).

Changes in Shares. If, as a result of any reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the Company's capital shares, the Company's outstanding ordinary shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such ordinary shares or other securities, or, if, as a result of any merger or consolidation, or sale of all or substantially all of the assets of the Company, the Company's outstanding ordinary shares are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator will make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Amended 2018 Plan, including the maximum number of shares that may be issued in the form of incentive stock options, (ii) the number and kind of shares or other securities subject to any then outstanding awards under the Amended 2018 Plan, (iii) the repurchase price, if any, per share subject to each outstanding restricted stock award, and (iv) the price for each share subject to any then outstanding option and stock appreciation right, without changing the aggregate exercise price with which such option or stock appreciation right remains exercisable. The Administrator will also make equitable or proportionate adjustments in the number of shares subject to outstanding awards and the exercise price and the terms of outstanding awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event.

New Plan Benefits under the Amended 2018 Plan

Awards granted under the Amended 2018 Plan to our executive officers, directors and other employees are discretionary and are not subject to set benefits or amounts under the terms of the Amended 2018 Plan, and our Board and Compensation Committee have not granted any awards under the Amended 2018 Plan subject to shareholder approval of this Proposal 4. Accordingly, the benefits or amounts that will be received by, or allocated to, the Company's CEO, the Company's other named executive officers currently employed by the Company, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees (including all current officers who are not executive officers) as a group under the Amended 2018 Plan, are not determinable. Mr. Frates, who is a named executive officer, terminated his employment with the Company in January 2021 and therefore is not eligible to receive any future awards under the Amended 2018 Plan.

Plan Benefits under the 2018 Plan

The following table sets forth, for each of the individuals and various groups indicated, the total number of ordinary shares subject to awards that have been granted under the 2018 Plan as of the Record Date.

	Number of Shares
Richard F. Pops	
Chief Executive Officer and Chairman	2,269,241
Iain M. Brown	
Senior Vice President, Chief Financial Officer	526,197
James M. Frates	
Former Senior Vice President, Chief Financial Officer	265,185
Craig C. Hopkinson, M.D.	
Executive Vice President, Research and Development and Chief Medical Officer	885,938
Blair C. Jackson	
Executive Vice President, Chief Operating Officer	553,944
David J. Gaffin	
Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary	634,915
All current executive officers as a group	5,796,096
All current directors who are not executive officers as a group	661,609
Each nominee for election as a director	
Emily Peterson Alva	59,055
Cato T. Laurencin, M.D., Ph.D.	48,544
Brian P. McKeon	69,539
Christopher I. Wright, M.D., Ph.D.	—
Each associate of any executive officer, current director or director nominee	—
Each other person who received or is to receive 5% of awards	
Richard F. Pops	2,269,241
All current employees (including all current officers who are not executive officers) as a group	12,611,823

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Amended 2018 Plan. It does not describe all U.S. federal tax consequences under the Amended 2018 Plan, U.S. state or local tax consequences or tax consequences outside of the U.S. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code ("Section 162(m)") and the satisfaction of our tax reporting obligations.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If ordinary shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (1) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (2) we will not be entitled to any deduction for U.S. federal income tax purposes. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

An incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply. If ordinary shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above, generally (1) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the ordinary shares at exercise (or, if less, the amount realized on a sale of such shares) over the option price thereof, and (2) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares.

Non-Qualified Options. No taxable income is generally realized by the optionee upon the grant of a non-qualified option. Generally (1) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and we receive a tax deduction for the same amount, and (2) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Stock Appreciation Rights. Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying shares on the grant date, the participant will recognize ordinary income equal to the fair market value of the shares or cash received upon such exercise, and we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Other Awards. We will generally be entitled to a tax deduction in connection with an award under the Amended 2018 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize that tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments

The vesting of any portion of a stock option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated award to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to us, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payments (in addition to other taxes ordinarily payable).

Limitation on the Company's Deductions

Under Section 162(m), compensation paid to any publicly held corporation's "covered employees" that exceeds $1 million per taxable year for any covered employee is generally non-deductible. Awards granted under the Amended 2018 Plan will be subject to the deduction limit under Section 162(m) and will not be eligible to qualify for the performance-based compensation exception under Section 162(m) pursuant to the transition relief provided by the Tax Cuts and Jobs Act of 2017. For more information regarding the deduction limit under Section 162(m), see the discussion in the section entitled "*Tax and Accounting Considerations*" on page 118 of this proxy statement.

A copy of the Amended 2018 Plan is attached as *Appendix A* to this proxy statement.

PROPOSAL 5

RENEWAL OF BOARD AUTHORITY TO ALLOT AND ISSUE SHARES UNDER IRISH LAW

(Ordinary resolution)

Background. Under Irish law, the directors of an Irish plc must have specific authority from the company's shareholders to allot and issue any shares, including shares which are part of the company's authorized but unissued share capital. This authority can be granted for a period of up to five years, at which point such authority will lapse unless renewed by the company's shareholders.

Our Board was most recently authorized to allot and issue shares up to the amount of our authorized but unissued share capital. This authority was approved by our shareholders at our 2017 annual general meeting of shareholders and expired on May 24, 2022.

Renewal Request. Under this Proposal 5, we are asking our shareholders to renew our Board's authority to allot and issue our authorized shares, up to a maximum of 33% of our issued and outstanding share capital as at June 1, 2022 (the latest practicable date before the filing of this proxy statement), for a period of 18 months from the date of shareholder approval of the below resolution, unless sooner renewed, varied or revoked. Granting to a company's board of directors authority to allot and issue shares, is routine for Irish plcs.

To be clear, we are <u>not</u> asking our shareholders to approve an *increase* to our authorized ordinary share capital or to approve a specific issuance of shares; rather, approval of this Proposal 5 will simply provide our Board with certain continued flexibility to allot and issue shares that are already within our authorized share capital on the terms set forth in this proposal, in order to advance our business and drive shareholder value, including, if applicable, in connection with capital-raising and potential strategic transactions.

Because we are a Nasdaq-listed company and considered a U.S. domestic reporting company under SEC rules, we are and will continue to be subject to applicable SEC disclosure and other regulations, and Nasdaq requirements to obtain shareholder approval prior to certain share issuances, and our Board will continue to exercise its fiduciary duties under Irish law to act in good faith and in the best interests of the Company and our shareholders.

This authorization is required as a matter of Irish law and is not otherwise required for other Nasdaq-listed companies not incorporated in Ireland with which we compete. Accordingly, failure to approve this proposal could put us at a distinct disadvantage compared to many of our peers who are not similarly required to obtain share issuance authorities from their shareholders.

If our shareholders do not approve this Proposal 5, our Board will generally not be able to allot and issue any shares (other than to certain employees pursuant to our employee equity plans or pursuant to a pre-existing contractual obligation) without first seeking and obtaining shareholder approval for each such issuance.

Majority Voting Standard. Under Irish law, the resolution in respect of this Proposal 5 is an ordinary resolution that requires the affirmative vote of the majority of the votes cast on the resolution in person or by proxy (meaning the number of shares voted "FOR" this Proposal 5 must exceed the number of shares voted "AGAINST" this Proposal 5). Abstentions and broker non-votes (if any) will have no effect on the outcome of this Proposal 5 because they are not considered to be votes cast.

The text of the resolution in respect of this Proposal 5 is as follows:

"*RESOLVED, that the directors of the Company be and are hereby generally and unconditionally authorized pursuant to section 1021(1) of the Irish Companies Act 2014 with effect from the passing of this resolution to exercise all powers of the Company to allot and/or issue relevant securities (within the meaning of section 1021(12) of the Irish Companies Act 2014) up to an aggregate nominal amount of $547,122 (54,712,200 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of June 1, 2022 (the latest practicable date before the filing of this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the date of passing of this resolution, unless sooner renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted*

after this authority has expired and, in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

The Board unanimously recommends that you vote <u>FOR</u> Proposal 5.

PROPOSAL 6

RENEWAL OF BOARD AUTHORITY TO DISAPPLY
THE STATUTORY PRE-EMPTION RIGHTS UNDER IRISH LAW
(Special resolution)

Background. Under Irish law, unless otherwise authorized by its shareholders, an Irish plc generally may not issue shares for cash without first offering those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the statutory pre-emption rights). Shareholders of an Irish plc can grant their boards of directors authority to "dis-apply" these statutory pre-emption rights for a period of up to five years, at which point such authority will lapse unless renewed by the company's shareholders.

Our Board was most recently authorized to issue new shares for cash, up to the amount of our authorized but unissued share capital, without first offering them to existing shareholders on a pro-rata basis (referred to as the pre-emption disapplication authority). This pre-emption disapplication authority was approved by our shareholders at our 2017 annual general meeting of shareholders and expired on May 24, 2022. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration.

Renewal Request. Under this Proposal 6, we are asking our shareholders to renew our Board's pre-emption disapplication authority in accordance with the terms described herein, for a period of 18 months from the date of shareholder approval of the below resolution, unless sooner renewed, varied or revoked.

Specifically, we are asking our shareholders to renew the Board's authority to disapply the statutory pre-emption rights that would otherwise apply under Irish law in the event of (i) the issuance of shares for cash in connection with any rights issue and (ii) the issuance of shares for cash if the issuance is limited to up to 5% of our issued ordinary share capital, with the possibility of issuing an additional 5% of our issued ordinary share capital (up to a total of 10% of our issued ordinary share capital), *provided* the additional 5% is only to be used for the purposes of financing (or refinancing, if the refinancing is announced within six months after the original transaction) a transaction that our Board determines to be an acquisition or a specific capital investment (which, for these purposes generally means an issuance of equity securities from which the proceeds are to be used for one or more specific capital investment-related uses). Granting pre-emption disapplication authority, as set forth in this Proposal 6, to a company's board of directors is routine for Irish plcs.

To be clear, under this Proposal 6 we are not asking our shareholders to approve an *increase* to our authorized ordinary share capital or to approve a specific issuance of shares; rather, approval of this Proposal 6 will simply provide our Board with certain continued flexibility to issue shares that are already within our authorized share capital for cash on a non-pre-emptive basis, in accordance with the terms described herein, to advance our business and drive shareholder value, including, if applicable, in connection with capital-raising and potential strategic transactions.

Furthermore, this authorization is required as a matter of Irish law and is not otherwise required for Nasdaq-listed companies not incorporated in Ireland with which we compete. Failure to approve this proposal could put us at a distinct disadvantage compared to many of our peers in competing for acquisitions, licensing and similar transactions, would considerably reduce the speed at which we could complete capital-raising activities undertaken in furtherance of transactional opportunities, would increase our costs and otherwise might make it difficult for us to complete strategic transactions, thus potentially limiting our ability to deploy capital in support of our business strategy and in the best interests of our shareholders.

If our shareholders do not approve this Proposal 6, our Board will generally not be able to issue any shares for cash to any new shareholders without first offering such shares on the same or more favorable terms to our existing shareholders on a pro-rata basis.

Supermajority Voting Standard. Under Irish law, the resolution in respect of this Proposal 6 is a special resolution that requires the affirmative vote of the holders of at least 75% of the votes cast on the resolution in person or by proxy. Abstentions and broker non-votes (if any) will have no effect on the outcome of this Proposal 6 because they are not considered to be votes cast.

In addition, approval of this Proposal 6 is conditioned upon approval of Proposal 5 above because Irish law requires that a general authority to issue shares be granted before a pre-emption disapplication authority in respect of any such issuances can be granted. **Therefore, if Proposal 5 is not approved by our shareholders, this Proposal 6 will fail and not be implemented, notwithstanding any approval of this Proposal 6 by our shareholders.**

The text of the resolution in respect of this Proposal 6 is as follows:

"*RESOLVED, as a special resolution, that, subject to the passing of the resolution in respect of Proposal 5 (Board authority to allot and issue shares) as set out above, and with effect from the passing of this resolution, the directors of the Company be and they are hereby empowered pursuant to section 1023 of the Irish Companies Act 2014 to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by Proposal 5 as if sub-section (1) of section 1022 did not apply to any such allotment, provided that this power shall be limited to:*

(a) *the allotment of equity securities in connection with a rights issue or other pre-emptive issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and*

(b) *the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $168,674 (equivalent to 16,867,438 shares) (being equivalent to approximately 10% of the aggregate nominal value of the issued ordinary share capital of the Company as of June 1, 2022 (the latest practicable date before the filing of this proxy statement)), provided that any amount above $84,337 (equivalent to 8,433,719 ordinary shares, and being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of June 1, 2022 is to be used only for the purposes of financing (or refinancing, if the allotment is announced within six months after the original transaction) a transaction which the directors of the Company determine to be an acquisition or a specific capital investment;*

and, in each case, the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless sooner renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired and, in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

> **The Board unanimously recommends that you vote <u>FOR</u> Proposal 6.**

Report of the Audit and Risk Committee

No portion of this Report of the Audit and Risk Committee shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed 'soliciting material' or deemed to be 'filed' under either the Securities Act or the Exchange Act.

As more fully described in its charter, the Audit and Risk Committee oversees the Company's financial reporting process on behalf of the Board. Management has day-to-day responsibility for the Company's financial reporting process, including assuring that the Company develops and maintains adequate financial controls and procedures and monitoring and assessing compliance with those controls and procedures, including internal control over financial reporting. The Company's independent auditor and accounting firm is responsible for auditing the annual financial statements prepared by management, expressing an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles and discussing with the Audit and Risk Committee any issues they believe should be raised. The independent auditor and accounting firm is also responsible to the Audit and Risk Committee and the Board for testing the integrity of the financial accounting and reporting control systems, issuing a report on the Company's internal control over financial reporting and such other matters as the Audit and Risk Committee and Board determine. In addition, the independent auditor and accounting firm performs audit-related and permissible non-audit services for the Company.

In the performance of its oversight function, the Audit and Risk Committee reviewed and discussed with management and PricewaterhouseCoopers LLP, the Company's independent auditor and accounting firm, the audited consolidated financial statements of the Company for 2021 which are contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2021. The Audit and Risk Committee discussed with PricewaterhouseCoopers LLP the overall scope and plans for its audit. The Audit and Risk Committee met with PricewaterhouseCoopers LLP, with and without management present, to discuss the results of its examination, judgments as to the quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant estimates and judgments, critical accounting policies and accounting estimates resulting from the application of these policies, the substance and clarity of disclosures in the financial statements, and the Company's disclosure control process and internal control over financial reporting.

The Audit and Risk Committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit and Risk Committee discussed with PricewaterhouseCoopers LLP the independence of PricewaterhouseCoopers LLP from management and the Company, and received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the Audit and Risk Committee concerning independence.

The Audit and Risk Committee also reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, which it made in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit and Risk Committee also reviewed and discussed with PricewaterhouseCoopers LLP the Report of Independent Registered Public Accounting Firm included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 related to PricewaterhouseCoopers LLP's audit of the consolidated financial statements and the effectiveness of internal control over financial reporting.

The Audit and Risk Committee monitors the activity and performance of PricewaterhouseCoopers LLP. All services to be provided by PricewaterhouseCoopers LLP are pre-approved by the Audit and Risk Committee or where permitted, a delegate thereof. The Audit and Risk Committee's evaluation of PricewaterhouseCoopers LLP included, among other things, consideration as to whether its provision of permissible non-audit services to the Company is compatible with maintaining PricewaterhouseCoopers LLP's independence.

In reliance on these reviews and discussions, the Audit and Risk Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 for filing with the SEC, and the Board approved such inclusion.

Respectfully submitted by the Audit and Risk Committee,

Frank Anders Wilson (Chair)
David A. Daglio, Jr.
Nancy L. Snyderman, M.D.

For more information about the Audit and Risk Committee and its charter, see the Corporate Governance page of the Investors section of our website at *www.alkermes.com.*

Audit Fees

Aggregate Fees for 2021 and 2020

During 2021 and 2020, PwC provided various audit, audit-related, tax and other services to us. The Audit and Risk Committee understands the need for PwC to maintain objectivity and independence in its audit of our financial statements and our internal control over financial reporting. To minimize relationships that could appear to impair the objectivity of PwC, the Audit and Risk Committee has adopted policies and procedures which require it to review and pre-approve all audit and non-audit services performed by PwC. All of the services of PwC for 2021 and 2020 described below were pre-approved by the Audit and Risk Committee.

The aggregate fees of PwC for 2021 and 2020 were as follows:

	2021	2020
Audit fees[1]	$ 2,443,300	$ 2,396,361
Audit-related fees[2]	40,694	8,500
Tax fees[3]	398,157	472,066
All other fees[4]	34,650	2,756
Total	$ 2,916,801	$ 2,879,683

(1) Consists of fees for services related to the audit of our annual consolidated financial statements, statutory audits and the review of our quarterly consolidated financial statements, including the review of our internal controls over financial reporting and other engagements related to the applicable year. Included in these amounts for 2021 and 2020 are expenses of $1,300 and $1,580, respectively.

(2) Consists of fees for general advisory services and services related to employee benefit plan audits.

(3) Consists of fees for tax compliance and tax advisory services, other than those related to the audit of our annual consolidated financial statements and review of our quarterly consolidated financial statements. Included in these amounts for 2021 and 2020 are expenses of $0.

(4) Consists of fees for access to the PwC on-line accounting research database.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of our ordinary shares, to file with the SEC initial reports of ownership and reports of changes in ownership of our ordinary shares. To the Company's knowledge, all such reports were timely filed during 2021, except that, due to technical difficulties with the EDGAR system, one report on Form 3 for Mr. Jackson was inadvertently filed late.

Ownership of the Company's Ordinary Shares

The following table and notes provide information about the beneficial ownership of our ordinary shares as of the Record Date by:

- each of the Company's current directors and Board nominees;
- the Company's Chief Executive Officer;
- each of the Company's other named executive officers, as set forth in the *Summary Compensation Table* on page 121 of this proxy statement; and
- all of the Company's current directors and executive officers as a group.

According to SEC rules, the Company has included in the column "Number of Issued Ordinary Shares" all shares over which the person has sole or shared voting or investment power, and the Company has included in the column "Number of Ordinary Shares Issuable" all shares that the person has the right to acquire within 60 days after the Record Date through the exercise of any stock option, vesting of any stock award or other right. All shares that a person has a right to acquire within 60 days of the Record Date are deemed outstanding for the purpose of computing the percentage beneficially owned by the person, but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

Unless otherwise indicated, each person has the sole power (except to the extent authority is shared by spouses) to invest and vote the shares listed opposite the person's name. The Company's inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table. The business address of each of the Company's current non-employee directors and Board Nominees is Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6. The business address of each of the Company's current executive officers is 852 Winter Street, Waltham, MA 02451.

Ownership by Directors and Executive Officers

	Number of Issued Ordinary Shares	Number of Ordinary Shares Issuable[1]	Total	Percent[2]
Emily Peterson Alva	1,650	36,292	37,942	*
David W. Anstice AO	77,320	214,294	291,614	*
Shane M. Cooke	90,478	454,869	545,347	*
David A. Daglio, Jr.	48,934	36,535	85,469	*
Wendy L. Dixon, Ph.D.	45,539	189,294	234,833	*
Richard B. Gaynor, M.D.	8,939	99,996	108,935	*
Cato T. Laurencin, M.D., Ph.D.	—	—	—	*
Brian P. McKeon	13,934	36,535	50,469	*
Richard F. Pops	968,299	2,167,179	3,135,478	1.91%
Nancy L. Snyderman, M.D.	9,366	145,294	154,660	*
Frank Anders Wilson	8,939	76,734	85,673	*
Christopher I. Wright, M.D., Ph.D.	—	—	—	*
Nancy J. Wysenski	20,181	230,544	250,725	*
Iain M. Brown	59,906	309,439	369,345	*
James M. Frates	187,497	—	187,497	*
David J. Gaffin	97,766	371,850	469,616	*
Craig C. Hopkinson, M.D.	17,994	348,074	366,068	*
Blair C. Jackson	87,915	344,530	432,445	*
All directors and executive officers as a group (19 persons)	1,815,504	5,649,982	7,465,486	4.55%

* Represents less than 1% of the Company's outstanding ordinary shares.

(1) Shares that can be acquired through stock options exercisable and restricted stock unit awards vesting by July 31, 2022, which is 60 days from the Record Date.

(2) Applicable percentage of ownership as of the Record Date is based upon 164,136,728 ordinary shares outstanding as of the Record Date.

Ownership by Principal Shareholders

The following table and notes provide information about the beneficial ownership of our ordinary shares as of the Record Date, or as of the date otherwise set forth below, by each shareholder known to us to be the beneficial owner of more than 5% of our ordinary shares.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, it is believed that each shareholder identified in the table possesses sole voting and investment power over all of our ordinary shares shown as beneficially owned by that shareholder. The percentages of beneficial ownership listed in the table below are based on the most recent Schedule 13D and Schedule 13G filings made with the SEC as of the Record Date and based on 164,136,728 of our ordinary shares outstanding as of the Record Date.

	Number of Ordinary Shares Beneficially Owned	Percent
T. Rowe Price Associates, Inc. [1] 100 E. Pratt Street Baltimore, MD 21202	21,343,581	13.00%
The Vanguard Group [2] 100 Vanguard Blvd. Malvern, PA 19355	16,891,710	10.29%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	14,252,287	8.68%
Sarissa Capital Management LP [4] 660 Steamboat Road Greenwich, CT 06830	14,040,000	8.55%
Wellington Management Group LLP [5] 280 Congress Street Boston, MA 02210	11,808,222	7.19%

(1) Based solely on a Schedule 13G/A filed February 14, 2022, T. Rowe Price Associates, Inc. ("Price Associates") has sole voting power over 8,382,874 ordinary shares of Alkermes and sole dispositive power over 21,343,581 ordinary shares of Alkermes. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the ordinary shares of Alkermes. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, the ordinary shares of Alkermes, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Based on a notice of notifiable interest provided to us by Price Associates pursuant to Part 17 of the Companies Act, as of May 16, 2022, Price Associates had an interest in 14,509,190 ordinary shares of Alkermes, which represents 8.84% of our ordinary shares based on 164,136,728 of our ordinary shares outstanding as of the Record Date.

(2) Based solely on a Schedule 13G/A, filed February 9, 2022, The Vanguard Group, in its capacity as investment adviser, may be deemed to beneficially own 16,891,710 ordinary shares of Alkermes. The Vanguard Group has shared voting power over 303,841 ordinary shares of Alkermes, sole dispositive power over 16,445,828 ordinary shares of Alkermes and shared dispositive power over 445,882 ordinary shares of Alkermes. The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to

receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of Alkermes. No one other person's interest in the ordinary share of Alkermes is more than 5%. Based on a notice of notifiable interest provided to us by Vanguard Health Care Fund pursuant to Part 17 of the Companies Act, as of April 20, 2022, Vanguard Health Care Fund had an interest in 8,318,534 ordinary shares of Alkermes, which represents 5.07% of our ordinary shares based on 164,136,728 of our ordinary shares outstanding as of the Record Date.

(3) Based solely on a Schedule 13G/A filed February 3, 2022, BlackRock, Inc., as a parent holding company or control person, beneficially owns 14,252,287 ordinary shares of Alkermes. BlackRock, Inc. has sole voting power over 13,869,183 ordinary shares of Alkermes and has sole dispositive power over 14,252,287 ordinary shares of Alkermes. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ordinary shares of Alkermes. No one of such persons' interest in the ordinary shares of Alkermes is more than 5% of the total outstanding ordinary shares. Based on Form TR-1 provided to us by BlackRock, Inc., as of March 23, 2022, BlackRock, Inc. had voting rights attached to 14,578,115 ordinary shares of Alkermes, which represents8.88% of our ordinary shares based on 164,136,728 of our ordinary shares outstanding as of the Record Date.

(4) Based solely on a Schedule 13D/A filed January 10, 2022, Sarissa Capital Management LP ("Sarissa"), may be deemed to beneficially own, and has shared voting power and shared dispositive power over, 14,040,000 ordinary shares of Alkermes.

(5) Based solely on a Schedule 13G/A filed September 10, 2021, each of Wellington Management Group LLP ("Wellington Management"), Wellington Group Holdings LLP ("Wellington Holdings"), Wellington Investment Advisors Holdings LLP ("Wellington Advisors") and Wellington Management Company LLP ("Wellington Company") may be deemed to beneficially own, and has shared voting power and shared dispositive power over, 11,808,222 ordinary shares of Alkermes. These shares are owned of record by clients of one or more of Wellington Company, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd, Wellington Management Australia Pty Ltd (collectively, the "Wellington Investment Advisors") directly, or indirectly owned by Wellington Management. The clients of the Wellington Investment Advisors have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. No such client is known to have such right or power with respect to more than 5% of the ordinary shares of Alkermes, except for Vanguard Health Care Fund. Wellington Advisors controls directly, or indirectly through Wellington Management Global Holdings Ltd., the Wellington Investment Advisors. Wellington Advisors is owned by Wellington Holdings and Wellington Holdings is owned by Wellington Management. Based on a notice of notifiable interest provided to us by Wellington Management pursuant to Part 17 of the Companies Act, as of May 11, 2022, Wellington Management had an interest in 6,483,497 ordinary shares of Alkermes (5,843,904 of which are held by Vanguard Health Care Fund), which represents 3.95% of our ordinary shares based on 164,136,728 of our ordinary shares outstanding as of the Record Date.

Disclosure of Shareholder Interests under the Companies Act

Under the Companies Act, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares or, if as a result of a transaction a shareholder who was interested in more than 3% of our shares ceases to be so interested. When a shareholder is interested in more than 3% of our shares, the shareholder must notify us of any alteration of its interest that brings its total holdings through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). When the percentage level of the shareholder's interest does not amount to a whole percentage this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder's interest that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder's rights in respect of any of our shares that it holds shall not be enforceable, either directly or indirectly. However, such person may apply to the Irish High Court to have the rights attaching to such shares reinstated.

Executive Officers

The following table sets forth our executive officers, their ages and the position held by each such person as of May 25, 2022, and the biographical descriptions that follow set forth additional information regarding each executive officer, including such officer's business experience that is most relevant to his current position(s). Each of our executive officers is employed by Alkermes, Inc., our U.S. operating subsidiary.

Name	Age	Position
Iain M. Brown	53	Senior Vice President, Chief Financial Officer
David J. Gaffin	50	Senior Vice President, Chief Legal Officer and Chief Compliance Officer*
Craig C. Hopkinson, M.D.	54	Executive Vice President, Research and Development and Chief Medical Officer
Blair C. Jackson	49	Executive Vice President, Chief Operating Officer
Michael J. Landine	68	Senior Vice President, Corporate Development and Chief Risk Officer
C. Todd Nichols	53	Senior Vice President, Chief Commercial Officer
Richard F. Pops	60	Chief Executive Officer and Chairman of the Board

*Mr. Gaffin also serves as Secretary of the Company.

Information about the number of our ordinary shares beneficially owned by our executive officers, directly and indirectly, appears in the section entitled "*Ownership of the Company's Ordinary Shares*" beginning on page 88 of this proxy statement.

Biographical Information

Richard F. Pops
Chief Executive Officer and Chairman of the Board

Appointment to Current Position(s): September 2011

Experience: Prior to assuming his current positions, Mr. Pops served as Chief Executive Officer of Alkermes, Inc. from February 1991 to April 2007 and as Chief Executive Officer and President from September 2009 to September 2011. Mr. Pops currently serves on the boards of directors of Neurocrine Biosciences, Inc., a publicly-traded biotechnology company, BIO and PhRMA. He previously served on the boards of directors of Acceleron Pharma, Inc., a publicly-traded biotechnology company, from 2004 to December 2019, Epizyme, Inc., a publicly-traded biotechnology company, from 2008 to October 2020, and the National Health Council, a nonprofit organization, from 2016 to December 2019. Mr. Pops also previously served on the advisory board of Polaris Venture Partners and as a member of the Harvard Medical School Board of Fellows through June 2012.

Iain M. Brown
Senior Vice President, Chief Financial Officer

Appointment to Current Position(s): January 2021

Experience: Prior to assuming his current position, Mr. Brown served as our Senior Vice President, Finance and Chief Accounting Officer from May 2016 to January 2021 and as Vice President, Finance and Chief Accounting Officer from May 2015 to May 2016. From September 16, 2011 to May 2015, Mr. Brown was our Vice President, Finance. From June 2006 to September 16, 2011, Mr. Brown served as Vice President, Finance of Alkermes, Inc. From March 2005 to June 2006, Mr. Brown served as Director of Finance of Alkermes, Inc. From July 2004 to March 2005, Mr. Brown served as Director of Financial Planning and Analysis of Alkermes, Inc. Mr. Brown joined Alkermes, Inc. in June 2003 as Associate Director of Financial Planning and Analysis. Prior to joining Alkermes, Inc., Mr. Brown was Vice President of Finance, North America at Serono, Inc.

David J. Gaffin

Senior Vice President, Chief Legal Officer and Chief Compliance Officer; Secretary of Alkermes plc

Appointment to Current Position(s): March 2018

Experience: Prior to assuming his current positions, Mr. Gaffin served as Senior Vice President and Chief Legal Officer of Alkermes, Inc. and Secretary of the Company from December 2017 to March 2018. Mr. Gaffin served as Senior Vice President and Chief Legal Officer of Alkermes, Inc. from May 2016 to December 2017. Mr. Gaffin served as Vice President, U.S. General Counsel of Alkermes, Inc., from January 2014 to May 2016. Mr. Gaffin served as Vice President, Deputy General Counsel of Alkermes, Inc. from October 2011 to January 2014, and prior to that in roles of increasing responsibility since joining Alkermes, Inc. in 2005. Prior to joining Alkermes, Mr. Gaffin held the role of Assistant General Counsel at Biogen Inc., where he provided legal counsel on product-related matters and collaboration and licensing transactions.

Craig C. Hopkinson, M.D.

Executive Vice President, Research and Development and Chief Medical Officer

Appointment to Current Position(s): January 2020

Experience: Prior to assuming his current positions, Dr. Hopkinson was our Chief Medical Officer, and Senior Vice President of Medicines Development and Medical Affairs of Alkermes, Inc. from February 2018 to January 2020, and Chief Medical Officer and Senior Vice President of Clinical Development and Medical Affairs of Alkermes, Inc. from May 2017 to February 2018. Prior to joining Alkermes, Dr. Hopkinson served as Senior Vice President of Clinical Development and Head of Global Medical Affairs at Vertex Pharmaceuticals Incorporated, a global biopharmaceutical company, from July 2014 until May 2017. Prior to that, Dr. Hopkinson held various executive management positions at Eisai Pharmaceuticals, including President Eisai Value Maximization Systems from January 2013 to July 2014 and President and Chief Medical Officer of the Frontier Product Creation Unit from October 2011 to December 2012. Dr. Hopkinson has extensive experience in research and development, medical affairs, and interactions with the FDA.

Blair C. Jackson

Executive Vice President, Chief Operating Officer

Appointment to Current Position(s): January 2021

Experience: Prior to assuming his current position, Mr. Jackson served as Senior Vice President, Corporate Planning of Alkermes, Inc. from July 2018 to January 2021, responsible for our business development and alliance management, business planning, new product planning, data analytics and market research and corporate operations functions. From May 2016 to July 2018, Mr. Jackson served as Senior Vice President, Business Development of Alkermes, Inc. From 2006 to May 2016, Mr. Jackson served as Vice President, Business Development of Alkermes, Inc. Prior to that, Mr. Jackson held various scientific and corporate roles within Alkermes, Inc. since joining Alkermes in 1999. Mr. Jackson is a member of the board of directors of Synchronicity Pharma, Inc., a private clinical-stage biopharmaceutical company.

Michael J. Landine

Senior Vice President, Corporate Development and Chief Risk Officer

Appointment to Current Position(s): March 2018

Experience: Prior to assuming his current positions, from September 2011 to March 2018, Mr. Landine served as Senior Vice President, Corporate Development of Alkermes, Inc. From May 2007 to September 16, 2011, Mr. Landine served as Senior Vice President, Corporate Development of Alkermes, Inc. From March 1999 until May 2007, Mr. Landine served as Vice President, Corporate Development of Alkermes, Inc. From March 1988 until June 1998, he was Chief Financial Officer and Treasurer of Alkermes, Inc. Mr. Landine was formerly a member of the board of directors of Kopin Corporation, a publicly-traded manufacturer of components for electronic products, ECI Biotech, a privately held protein sensor company, and GTC Biotherapeutics, Inc., a publicly-traded biotechnology company. Mr. Landine was previously a Certified Public Accountant.

C. Todd Nichols

Senior Vice President, Chief Commercial Officer

Appointment to Current Position(s): May 2020

Experience: Prior to assuming his current position, Mr. Nichols served as Senior Vice President, Sales and Marketing of Alkermes, Inc. from May 2019 to May 2020. Prior to joining Alkermes, Inc., Mr. Nichols served as Vice President of Sales and Marketing, Inflammation and Immunology at Celgene Corporation, a global biopharmaceutical company, from 2018 to 2019 and as Vice President of Sales and Field Operations, Neurology and Hemophilia at Biogen, Inc., a global biopharmaceutical company, from 2014 to 2017. Prior to that, Mr. Nichols worked for Merck, serving as Vice President and Head of the US Vaccines Business Unit from 2011 to 2014 and as National Sales Leader, Specialty Commercial Operations-Women's Health Care from 2009 to 2011. Prior to that, Mr. Nichols held a variety of positions at Schering-Plough Corporation (acquired by Merck in 2009), including Area Vice President, Sales and Regional Sales Director.

Executive Compensation – Compensation Discussion and Analysis ("CD&A")

Executive Summary

This CD&A discusses our executive compensation policies and arrangements as they relate to the following executive officers of the Company. These individuals are referred to as our **"named executive officers"** for 2021 (references in this proxy statement to our named executive officers exclude Mr. Frates unless context requires otherwise):

Named Executive Officer	Position
Richard F. Pops	Chief Executive Officer and Chairman of the Board
Iain M. Brown	Senior Vice President, Chief Financial Officer
James M. Frates[1]	Former Senior Vice President, Chief Financial Officer
Craig C. Hopkinson, M.D.	Executive Vice President, Research and Development and Chief Medical Officer
Blair C. Jackson	Executive Vice President, Chief Operating Officer
David J. Gaffin	Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

[1] Mr. Frates terminated his employment with the Company in January 2021.

Leadership Changes

In January 2021, we announced a number of changes to our executive leadership team, including the departure of Mr. Frates, our former Senior Vice President, Chief Financial Officer, and the appointment of Messrs. Brown and Jackson to the roles of Senior Vice President, Chief Financial Officer and Executive Vice President, Chief Operating Officer, respectively. Prior to these changes, Messrs. Brown and Jackson served as our Senior Vice President, Chief Accounting Officer and Senior Vice President, Corporate Planning, respectively.

Business Overview

We are a fully-integrated, global biopharmaceutical company that applies its scientific expertise and proprietary technologies to research, develop, manufacture and commercialize, both with partners and on our own, pharmaceutical products that are designed to address unmet medical needs of patients in major therapeutic areas. We are currently developing a pipeline of potential new proprietary products for neurodegenerative disorders and cancer. We manufacture and commercialize VIVITROL for the treatment of alcohol dependence and opioid dependence, ARISTADA for the treatment of schizophrenia, ARISTADA INITIO for initiation onto ARISTADA for the treatment of schizophrenia and LYBALVI for the treatment of schizophrenia and bipolar I disorder. We also manufacture commercial products that incorporate our proprietary technologies under license, which are owned and commercialized by other biopharmaceutical companies and for which we receive manufacturing and/or royalty revenues. Headquartered in Dublin, Ireland, we have an R&D center in Waltham, Massachusetts, an R&D and manufacturing facility in Athlone, Ireland, and a manufacturing facility in Wilmington, Ohio.

COVID-19 Ongoing Impact and Response

The COVID-19 pandemic has continued to profoundly impact our employees, their families, the economies and communities in which we live and work, and the patients that our medicines are designed to serve. Since the emergence of the pandemic in early 2020, we have continuously adapted our business practices to support the health, safety and wellness of our employees, and the uninterrupted supply of, and access to, our products for people enrolled in our clinical studies and for people living with opioid dependence, alcohol dependence, schizophrenia or bipolar I disorder. We have adopted and evolved work from home and virtual engagement policies for employees who could do their jobs remotely, instituted new health and safety protocols for employees performing essential tasks in our manufacturing facilities and laboratories, worked with clinical trial sites to support continuity of care and expanded our injection site network to facilitate patient access to our marketed products. For additional details, see the section entitled "*Our Response to COVID-19*" beginning on page 68 of this proxy statement. These efforts helped to mitigate the impacts of the COVID-19 pandemic on our development programs and commercial activities and to minimize disruptions at our facilities.

In 2021, the COVID-19 pandemic continued to negatively impact healthcare providers, patients and caregivers involved in the treatment of serious mental illness and addiction in the U.S. As a result, sales of our proprietary injectable products VIVITROL and ARISTADA, and of certain third-party products from which we receive revenue, continued to be negatively impacted.

2021 Performance – Long-Term Value Creation for Patients and Shareholders

Three strategic priorities guided our management of the business in 2021: commercial execution; advancement of our development pipeline; and a focus on profitability. At the same time, we worked to enhance our foundation of strong corporate governance, dedication to patients and to our employees and our commitment to operating in an ethical and responsible manner. Consistent with these priorities, and despite COVID-19-related challenges, 2021 was a year of important accomplishments for the Company. Highlights included:

Commercial and Financial Highlights

- Obtained **FDA approval** of, and **commercially launched**, **LYBALVI** (olanzapine and samidorphan), our oral antipsychotic product for the treatment of adults with **schizophrenia** or **bipolar I disorder**.
- Increased **total revenues** for the year to **$1.17 billion**, from $1.04 billion in the prior year.
- Achieved **VIVITROL annual net sales of $343.9 million,** which was toward the high end of our annual net sales guidance and represented an **11% increase compared to 2020**.
- Drove year-over-year **ARISTADA prescription growth of ~14%** on a months-of-therapy basis, which outpaced the overall long-acting injectable market growth of ~5%.
- Implemented new digital technologies and ways of engaging with healthcare providers, both remotely and in-person, to **support uninterrupted patient and provider access to VIVITROL and ARISTADA** as we continued to **adapt our commercial model** in response to the COVID-19 pandemic.
- Exceeded the low end of our annual GAAP net loss guidance and the high end of our annual non-GAAP net income guidance with a **GAAP net loss** of **$48.2 million** and **non-GAAP net income** of **$129.1 million**. See *Appendix B* for a GAAP to non-GAAP reconciliation of this financial measure.
- Significantly **reduced operating expenses** in 2021 through continued focus on disciplined capital allocation and optimization of cost structure.

Pipeline Highlights

- Obtained FDA **Fast Track** designation and **Orphan Drug** designation for **nemvaleukin alfa**, our product candidate in **immuno-oncology**, for the treatment of **mucosal melanoma** and **Fast Track** designation for the treatment of **PROC.**
- Initiated **potential registrational studies of nemvaleukin alfa** for the treatment of **mucosal melanoma** and for the treatment of **PROC**.

- **Nominated ALKS 2680**, our orexin 2 receptor agonist for the treatment of **narcolepsy**, for advancement into clinical development.

- Initiated a **phase 1 first-in-human study** for ALKS 1140, our selective **HDAC inhibitor candidate**.

Corporate and ESG Highlights

- Expanded our **DIB** efforts and launched two new **ERGs** – *Limitless*, to support individuals with disabilities and caregivers, and *Operation Salute*, to support veterans.

- Published our 4th **Corporate Responsibility Report**, disclosing our **ESG** activities, environmental performance data, new DIB initiatives, and ways in which we have continued to adapt to the COVID-19 environment.

- Engaged with policymakers to help secure **more than $1 billion in federal funding and state appropriations** for use in the treatment of addiction and serious mental illness, and **advanced our advocacy efforts** on behalf of patients.

- Awarded **Alkermes Inspiration Grants Program** grants totaling **$500,000** to **nonprofit organizations** working to address the needs of people living with addiction, serious mental illness or cancer, including programs serving historically under-resourced or underrepresented communities.

Multi-year Shareholder Engagement and Board Responsiveness

Our Compensation Committee and Board are committed to executive compensation policies and practices that support the Company's strategic objectives and align with the creation of shareholder value. We regularly engage with our shareholders on a variety of topics, including our business and growth strategy, financial performance, corporate governance, executive compensation practices and various ESG matters.

Shareholder Outreach, Engagement and Feedback

For the past several years, the Board and Compensation Committee have been actively soliciting shareholder feedback. Following our annual meetings in 2019 and 2020, we requested engagement meetings with shareholders who collectively held more than 75% of our outstanding shares and, in 2019 and 2020, held meetings with shareholders who collectively held approximately 65% of our outstanding shares.

In 2021, our say-on-pay proposal received support of approximately 73% of the votes cast. Following our annual meeting in 2021, we requested engagement meetings with shareholders who collectively held approximately 80% of our outstanding shares and held meetings with shareholders who collectively held approximately 65% of our outstanding shares. Our Lead Independent Director and other members of our Board participated in certain of these meetings alongside representatives of management.



During these engagements, shareholders generally acknowledged the Board and Compensation Committee's responsiveness to shareholder feedback and the significant enhancements to our executive compensation programs, including those set forth in the table below. Two of our larger shareholders (representing approximately 20% of our outstanding shares) who voted against our say-on-pay proposal in 2021 cited our historical share price and financial performance as reasons for their vote; they did not express concerns with our executive compensation practices or our 2020 executive compensation program.

Board Responsiveness – Enhancements to Compensation Practices

Shareholder feedback received during these engagements was communicated to management, the full Board and committees of the Board, as appropriate. After careful consideration of the feedback received, the evolving needs of our business and market trends in compensation practices, the Compensation Committee implemented significant changes to our executive compensation program, primarily to enhance its performance-based nature and alignment with shareholder value creation.

Shareholder Feedback	Actions We Took in Response
Utilize **peer group** that **reflects** your company **profile**	Updated our peer group to eliminate certain companies whose market capitalization was significantly higher than ours. For additional detail, see the section entitled "*Peer Group Selection and Review Process*" on page 101 of this proxy statement.
Expand use of performance-based equity	Structured 2020 and 2021 compensation to ensure that a majority of the total target value of our CEO's annual equity grant consisted of performance-based restricted stock unit awards ("PRSUs"), and expanded use of PRSUs as part of the annual equity grants for all named executive officers.
Long-term incentive plan ("**LTIP**") **metrics** tied to **shareholder value creation**	*2021 LTIP.* Incorporated three-year financial (40% weighting), pipeline (40% weighting) and commercial (20% weighting) goals that align with our long-term business strategy. Included a relative total shareholder return ("TSR") modifier that may increase or decrease the total number of vested shares underlying the PRSUs by up to 25%. For additional information on the 2021 LTIP, see the section entitled "*2021 LTIP Design In Line with Shareholder Feedback*" on page 114 of this proxy statement.
Develop **objective and measurable** approach to the determination of **STIP** payouts	*2021 STIP.* Enhanced design to include objective, pre-determined financial and commercial (45% weighting), pipeline (35% weighting) and corporate responsibility (20% weighting) objectives. For additional information on the 2021 STIP, see the section entitled "*2021 STIP Design In Line with Shareholder Feedback*" on page 105 of this proxy statement.
Link **long-term profitability** to executive compensation	*2021 LTIP.* Added long-term profitability financial goals (40% weighting) in line with targets announced in December 2020 for fiscal year ("FY") 2023 (non-GAAP net income margin* equal to 25% of the Company's total revenues; EBITDA margin* of 20% of the Company's total revenues). For additional detail, see the section entitled "*2021 LTIP Design In Line with Shareholder Feedback*" beginning on page 114 of this proxy statement.

*See *Appendix B* for information regarding these non-GAAP financial targets.

2021 STIP. Added operational targets designed to incentivize progress in 2021 toward achievement of the Company's long-term profitability goals for FY 2023 and FY 2024. For additional detail, see the section entitled "*2021 Corporate Objectives*" beginning on page 105 of this proxy statement.

2022 LTIP and STIP. Included financial goals and metrics tied to the revised long-term profitability targets announced by the Company in February 2022. |
| **Incorporate ESG matters** into the Company's compensation plans | *2021 STIP.* Included (i) a corporate responsibility objective related to ESG matters, with underlying performance metrics related to human capital development, employee engagement, corporate responsibility and sustainability, and (ii) a corporate responsibility objective focused on DIB, with underlying metrics related to talent management and development, pay practices, employee engagement and sentiment and the launch of new ERGs. For additional detail, see the section entitled "*2021 Company Performance Assessment*" on page 105 of this proxy statement. |
| **Expand** scope of **Clawback Policy** | Expanded our Clawback policy to apply to certain cash-based compensation in addition to equity-based compensation. For additional detail, see the section entitled "*Clawback Policy*" beginning on page 117 of this proxy statement. |

Additional Responsiveness to Shareholder Feedback

- For information on additional **actions taken by our Board** in response to shareholder feedback on matters relating to **corporate governance**, see the section entitled "*Recent Enhancements to Corporate Governance Practices*" beginning on page 51 of this proxy statement.

- For information on additional **actions taken by our management and our Board to further strengthen our business**, see the sections entitled "*Increased Focus on Expense Management and Profitability*" and "*2021 Corporate Objectives: Company Performance Assessment*" beginning on pages 10 and 106 of this proxy statement, respectively.

We remain committed to engaging with our shareholders and other stakeholders on a regular basis to solicit and consider their views on our business strategy and performance, executive compensation programs and corporate responsibility and governance practices. We invite stakeholders to reach out to our Investor Relations team at *investor_relations@alkermes.com* with any suggestions, comments or inquiries. Shareholder proposals, nominations and other notifications required under the Companies Act or our Articles of Association should not be sent to this e-mail address, but rather should be delivered as set forth in this proxy statement, our Articles of Association and/or in the Companies Act, as applicable.

Executive Compensation Program Highlights

Our executive compensation program is focused on attracting, retaining and motivating experienced and well-qualified executive officers to advance our critical business objectives and promote the creation of long-term shareholder value.

Strong Compensation Governance Attributes

Our policies and practices are designed to enhance governance of our executive compensation program and further our compensation objectives. These policies and practices include:

Key Features of Our Executive Compensation Program	
☑ Alignment of executive pay with performance	☑ Clawback policy in respect of equity compensation and certain cash compensation
☑ Annual advisory vote on executive compensation	☑ Share ownership and holding guidelines for executive officers and directors
☑ Use of equity awards with performance-based vesting for all executive officers	☑ Prohibition of hedging and pledging by executive officers and directors
☑ Majority of executive compensation is "at-risk"	☑ No excessive perquisites
☑ Incorporation of ESG considerations into STIP	☑ No guaranteed bonuses or base salary increases
☑ Incorporation of relative TSR metric into LTIP	☑ No tax gross-ups on severance or change in control benefits for individuals hired after 2009
☑ Annual review of peer group companies	☑ No repricing of underwater stock options without prior shareholder approval

Focus on Pay for Performance and Alignment of Compensation with Business Strategy

We believe in a pay-for-performance approach to executive compensation that supports our business strategy and aligns the interests of our named executive officers with those of our shareholders and other stakeholders. The focus of our executive compensation program is on total direct compensation opportunity utilizing a balance of compensation elements, including:

- **Base Salary:** The Compensation Committee determines base salaries for our named executive officers that are competitive with other companies in our industry with which we compete for top talent. For information about 2021 base salaries for our named executive officers, see the section entitled "*Base Salary*" beginning on page 104 of this proxy statement.

- **Short-Term Cash Incentive Compensation:** The Compensation Committee designs annual incentives that incorporate annual corporate objectives—including financial, operating, strategic and/or ESG-related objectives—to focus our executive officers on achieving our short- and long-term business and strategic goals. For information about the annual cash performance pay awarded to our named executive officers for 2021, see the section entitled "*Short-Term Incentive Plan (STIP) – Annual Cash Performance Pay*" beginning on page 104 of this proxy statement.

- **Long-Term Equity Incentive Compensation:** The Compensation Committee annually considers the appropriate mix of performance-vesting and time-vesting equity awards to encourage our executive officers to focus on the Company's ongoing and future activities and ensures that a meaningful portion of the annual equity grants made to our named executive officers is conditioned on achievement of long-term performance goals—including financial, commercial and pipeline-related goals—that are aligned with our corporate strategy and the creation of long-term value for the Company and its shareholders. For information about the long-term equity awards granted to our named executive officers in 2021, see the section entitled "*Long-Term Incentive Compensation - Annual Equity Grant"* beginning on page 113 of this proxy statement.

Throughout this CD&A, we provide insight into the deliberative processes and considerations of our Compensation Committee in making these executive compensation decisions.

Significant Portion of "At-Risk" Compensation

A significant portion of the total direct compensation opportunity for each of our named executive officers, including our CEO, is comprised of "at-risk" compensation in the form of annual cash performance pay opportunities and long-term equity awards which are either performance-based and tied to the achievement of pre-determined corporate objectives designed to drive value creation for our shareholders or time-vesting stock options which have value only if our share price increases from the price on the grant date.

The following chart represents the breakdown of 2021 total direct compensation for our CEO and illustrates the predominance of long-term equity incentives, performance-based components, and compensation that is "at-risk" in our CEO's pay. Included in the chart are: (i) annual base salary for 2021; (ii) annual bonus award paid for 2021; and (iii) the approved target value of equity awards granted in 2021.


22% SHORT TERM
78% LONG TERM*
11% BASE SALARY
11% ANNUAL BONUS
40% PRSUs
39% TIME-VESTING OPTIONS
51% PERFORMANCE-BASED
89% AT RISK*
*Numbers do not sum due to rounding

2021 Executive Compensation Decision Highlights

- **Maintained STIP and LTIP Designs that are reflective of Shareholder Feedback:** Our Compensation Committee approved STIP and LTIP designs that include measurable, performance-based pre-determined goals that aligned with both shareholder feedback and the Company's short-term and long-term business priorities.
- **Approved Compensation Based on Pay-for-Performance Philosophy:** 2021 was a year of significant achievements that furthered the Company's short- and long-term objectives and supported long-term value creation for our shareholders. In recognition of the Company's strong performance as measured against the 2021 corporate objectives, the Compensation Committee approved a **Company performance payout percentage** of **110%** under the 2021 STIP and, after assessing the individual performance of each named executive officer (other than our CEO, whose annual cash performance pay opportunity was based entirely on the Company's performance), the Compensation Committee approved **2021 STIP cash performance payouts** for our named executive officers that ranged from **105% to 115%** of their performance pay targets, as described in more detail below.
- **Expanded Scope of our Clawback Policy:** In May 2021, our Board expanded our Clawback policy to apply to certain cash-based compensation in addition to equity-based compensation. For additional detail, see the section entitled "*Clawback Policy*" beginning on page 117 of this proxy statement.
- **Refreshed Compensation Committee:** In June 2021, we refreshed the membership of the Compensation Committee by appointing Brian P. McKeon to the Compensation Committee and designating Nancy J. Wysenski as Chair of the Compensation Committee.

Detailed Discussion and Analysis

Executive Compensation Philosophy and Objectives

Our executive compensation program is focused on attracting and retaining experienced and well-qualified executive officers who will help advance our critical business objectives, and rewarding them for performance that contributes meaningfully to the creation of shareholder value. We structure our executive compensation based on scope of job responsibility, external peer comparisons, individual performance and our overall Company performance.

The Compensation Committee establishes our executive compensation program each year with the following objectives:

ALIGNMENT OF PAY AND PERFORMANCE	Structure an increasing proportion of an individual's compensation as performance-based
ALIGNMENT WITH SHAREHOLDER INTERESTS	Provide an overall compensation package that rewards individual and Company performance against our corporate objectives as a means to promote the creation and retention of value for the Company and its shareholders
BALANCE OF SHORT- AND LONG-TERM INCENTIVES	Align with the short- and long-term focus required for success in the biopharmaceutical industry
MARKET COMPETITIVENESS AND RETENTION	Attract and retain a highly-skilled workforce by providing a total compensation package that is competitive with other employers who compete with us for talent

How Target Compensation is Determined for our Named Executive Officers

Role of the Compensation Committee

The Compensation Committee reviews, oversees and administers our compensation policies, plans and programs, and reviews and determines the compensation to be paid to our executive officers. The Compensation Committee's full set of roles and responsibilities are set forth in the Compensation Committee's written charter adopted by the Board, which is available on the Corporate Governance page of the Investors section of our website at *www.alkermes.com.* Among the factors considered by the Compensation Committee in determining executive compensation is the high demand for well-qualified personnel in our industry, particularly in recent years. Given such demand, the Compensation Committee strives to maintain compensation levels for our executive officers that are competitive with the compensation of executives at comparable companies.

Role of the Independent Compensation Consultant

For 2021, the Compensation Committee engaged Aon's Human Capital Solutions practice, a division of Aon plc (formerly known as Radford), as its independent compensation consultant (the "Compensation Consultant" or "Aon") to review market data and various incentive programs and to provide assistance in establishing our cash and equity-based compensation targets and awards based, in large part, upon a peer group identification and assessment, and upon an analysis of the retention value of equity awards.

The Compensation Consultant did not provide the Company with any services in respect of executive compensation other than the services requested by or on behalf of the Compensation Committee. The Compensation Committee considered whether the work of the Compensation Consultant caused any conflict of interest and concluded that there was no conflict. The Compensation Committee, in its sole authority, has the right to hire or terminate outside compensation consultants. Aon was the only compensation consultant engaged by the Compensation Committee for 2021.

Competitive Assessment of Compensation – Peer Companies and Market Data

We seek to attract and retain highly-qualified executive officers in an extremely competitive market. The Compensation Committee believes that it is important, when making compensation decisions, to be informed as to the current practices of comparable public companies with which we compete for executive talent.

Market Data. At the direction of the Compensation Committee, the Compensation Consultant periodically conducts peer group analyses to enable the Compensation Committee to compare our executive compensation program as a whole, and also the pay of individual executives, to that of the companies in our peer group. The Compensation Consultant also includes data from a broader survey group of public commercial-stage biopharmaceutical companies within a relevant revenue range in each of its analyses. The Compensation Consultant collects such data from public SEC filings and the Radford Global Life Sciences Survey, and applies a proprietary methodology to the data to construct a benchmark for comparison.

Peer Group Selection and Review Process. The Compensation Committee reviews the composition of our peer group at least annually and revises the group as needed to account for changes in our business and in the businesses of the companies in our peer group.

As a fully-integrated, global biopharmaceutical company, we have built, and continue to devote significant resources to further develop and enhance, a comprehensive cross-functional organization designed to support product development from discovery through commercialization and lifecycle management. As part of this effort, we invest significantly in R&D, including early discovery, translational medicine, formulation and clinical development capabilities; intellectual property prosecution, enforcement and defense; medical affairs; manufacturing operations; U.S. federal and state government affairs; sales and marketing; and market access, among other areas.

There are a limited number of companies who are similar to us in terms of the diversity and complexity of our business. As such, the companies with which we compete directly for executive talent are not always similar to us in size, revenue or market capitalization. As a result, when developing the recommended lists of peer group companies to be used in connection with our 2021 compensation decisions for our named executive officers, the Compensation Consultant considered a mix of quantitative and qualitative factors, including the factors listed in the table immediately below.

Factor Considered	What We Look For
Similar industry	Biotechnology or pharmaceutical industry (GICS codes 352010 or 352020)
Commercial	Companies who market and sell commercial biopharmaceutical medicines
R&D expenditure as percentage of revenue	Significant investment in R&D to develop and advance products from discovery through to regulatory approval and commercialization
Revenue	Revenue of approximately *0.3 times to 3.0 times* our then-projected revenue, resulting in a **revenue range** of **$350 million to $3 billion** as of September 2020
Market capitalization	Market capitalization of approximately *0.3 times to 3.0 times* our then-current market value, resulting in a **market capitalization range** of **$1 billion to $9 billion** as of September 2020, based on our 30-day average market capitalization in August 2020
Number of employees	Employee headcount of approximately *0.3 times to 3.0 times* our then-current headcount, resulting in a **range** of **850 to 7,500 employees** as of September 2020
Geography/market competition	Companies with which we compete directly for executive talent, including those in geographic proximity to our sites of operation
Alkermes in peer group	Inclusion of Alkermes in a company's peer group, as reported in the company's proxy statement from the prior year

2021 Peer Group

When selecting our 2021 peer group, the Compensation Committee targeted a group of 10 to 20 peers. Since few companies align with us on all of the factors listed above, the Compensation Committee considered, and included in our peer group, those companies meeting a majority of our qualitative and quantitative criteria, with a greater weight placed on companies with a similar business model to ours—namely, those that market and sell commercial biopharmaceutical products, generate substantial revenue from such commercial activities and invest significantly in R&D and manufacturing—and with less of a focus placed on market capitalization, as the Compensation Committee believes that revenue is a better indicator of the complexity of a company's business model in our industry. In this context, the Compensation Committee excluded from our peer group those biopharmaceutical companies with business models that are dissimilar to ours, such as those that focus on over-the-counter and generic pharmaceuticals, medical diagnostics or veterinary pharmaceuticals, as we do not compete for senior executive talent with these companies and including them within our peer group could disadvantage us in attracting and retaining leadership talent.

In September 2020, in light of significant changes to our market capitalization during 2019 and 2020, and taking into account feedback received during our shareholder engagements and the evolving profile of our business, the Compensation Consultant recommended, and the Compensation Committee approved, significant refinements to our peer group as set forth in the table below. In August 2021, following the Compensation Consultant's findings that the Company was well-positioned among its then-current peer group in terms of revenue and market capitalization, the Compensation Committee approved only incremental refinements to our peer group, as set forth in the table below.

2020 Peer Group	Refinements	2021 Peer Group*	Refinements	2022 Peer Group
Acadia Pharmaceuticals Inc. Alexion Pharmaceuticals, Inc. BioMarin Pharmaceutical Inc. Emergent BioSolutions Inc. Endo International plc Exelixis, Inc. Horizon Therapeutics plc Incyte Corporation Ionis Pharmaceuticals, Inc. Jazz Pharmaceuticals plc Nektar Therapeutics Neurocrine Biosciences, Inc. Seagen Inc. United Therapeutics Corporation	**Removed**: - Alexion Pharmaceuticals, Inc. - BioMarin Pharmaceutical Inc. **Added**: + bluebird bio, Inc. + Intercept Pharmaceuticals, Inc.# + Ironwood Pharmaceuticals, Inc. + Sage Therapeutics, Inc.	Acadia Pharmaceuticals Inc. bluebird bio, Inc. Emergent BioSolutions Inc. Endo International plc Exelixis, Inc. Horizon Therapeutics plc Incyte Corporation Intercept Pharmaceuticals, Inc.# Ionis Pharmaceuticals, Inc. Ironwood Pharmaceuticals, Inc. Jazz Pharmaceuticals plc Nektar Therapeutics Neurocrine Biosciences, Inc. Sage Therapeutics, Inc. Seagen Inc. United Therapeutics Corporation	**Removed**: - Intercept Pharmaceuticals, Inc. **Added**: + Sarepta Therapeutics, Inc.	Acadia Pharmaceuticals Inc. bluebird bio, Inc. Emergent BioSolutions Inc. Endo International plc Exelixis, Inc. Horizon Therapeutics plc Incyte Corporation Ionis Pharmaceuticals, Inc. Ironwood Pharmaceuticals, Inc. Jazz Pharmaceuticals plc Nektar Therapeutics Neurocrine Biosciences, Inc. Sage Therapeutics, Inc. Sarepta Therapeutics, Inc. Seagen Inc. United Therapeutics Corporation

In our 2021 proxy statement filed with the SEC on May 10, 2021 (the "2021 Proxy Statement"), Sarepta Therapeutics, Inc. was inadvertently listed in our 2021 peer group in lieu of Intercept Pharmaceuticals, Inc. In August 2021, Intercept Pharmaceuticals, Inc. was removed from our peer group and Sarepta Therapeutics, Inc. was added, as reflected above.

*All companies in our 2021 peer group, with the exception of Sage Therapeutics, Inc. and Seagen Inc., included us in their self-selected peer groups, as disclosed in their respective 2021 proxy statements.

Use of Peer Group Data

At the direction of the Compensation Committee, the Compensation Consultant analyzes our peer group and other market data to prepare its executive compensation reports and recommendations each year. The table below shows the timing of the Compensation Committee's decision-making with respect to compensation for each of our named executive officers.

December	Set performance pay targets and performance pay ranges for upcoming year
January	Review and adjust salaries for current year
February	Determine target equity award values for current year

The Compensation Committee generally targets around the 50th percentile of the peer group for all elements of pay for our named executive officers. However, the comparative data provided by the Compensation Consultant is just one of many factors that the Compensation Committee takes into consideration in determining executive compensation. As discussed in detail in this CD&A, the Compensation Committee increases or decreases the variable elements of pay from the 50th percentile based upon actual individual and Company performance and a number of other considerations.

Executive Compensation Program Design and Key Elements

The Compensation Committee establishes total compensation opportunity for each named executive officer. The Committee believes that a mix of fixed, short-term and long-term incentive compensation, and cash and equity-based compensation, is appropriate to achieve our executive compensation program goals and corporate objectives. To align the named executive officers' incentives with the interests of our shareholders and our business priorities, a significant portion of the compensation opportunity for our named executive officers is comprised of "at-risk" annual cash performance pay opportunities and long-term equity awards.

The table below describes the key elements of our 2021 executive compensation program.

	Element	Key Features	Purpose
Fixed Compensation	Base Salary	■ Fixed cash compensation to recognize the executive's day-to-day responsibilities ■ Reviewed and adjusted annually after the conclusion of the previous year	■ Provides a fixed level of compensation that is competitive within our industry and geographic locations
At-Risk Compensation	Annual Cash Performance Pay	■ Variable cash compensation awarded after the conclusion of the previous year based on Company performance against pre-determined corporate objectives and individual contributions to such performance during the prior year ■ No guaranteed amount ■ Determined annually	■ Aligns executive officers with business strategy and motivates them to achieve short-term corporate objectives ■ Rewards executive officers based on performance against pre-determined targets
	Restricted Stock Unit Awards Stock Options	■ Value and mix determined annually ■ The number of shares underlying stock options is determined using an approved value, the then-current price of the Company's ordinary shares and the Black-Scholes stock option pricing model ■ The number of shares underlying restricted stock unit awards is determined using an approved value and the then-current price of the Company's ordinary shares ■ Restricted stock unit awards, including performance-based awards, do not vest, and stock options do not vest and become exercisable, until one year from the date of grant at the earliest ■ No guaranteed amount *Time-Vesting* ■ Time-vesting equity awards typically vest in equal annual installments over a four-year period *Performance-Vesting* ■ Performance-vesting equity awards vest upon the achievement of pre-determined objectives of importance to the Company's long-term business strategy	■ Appropriately reward, recognize and retain key executive officers ■ Align interests of executive officers with the Company's long-term business strategy and the creation of shareholder value ■ Provide executive officers with the opportunity to share in the future value they are responsible for creating ■ Performance-vesting equity awards align executive compensation with specific milestones expected to drive value for our shareholders

Base Salary

In January 2021, the Compensation Committee reviewed and adjusted the base salaries of our executive officers. In determining base salary adjustments, the Compensation Committee considered a number of factors, including cost-of-living indices, market data for our peer group, the competitive market for executive talent in our industry and the geographic regions in which we operate, individual executive officer responsibilities within the Company, the Compensation Committee's competitive positioning philosophy and, for those executive officers other than Mr. Pops, the performance assessments and recommendations of Mr. Pops.

Based on this review, the Compensation Committee determined that each named executive officer should receive an increase of approximately 3.0% in their base salary for 2021, with the two exceptions of Messrs. Brown and Jackson. The Compensation Committee recommended, due to the promotions of Messrs. Brown and Jackson to Chief Financial Officer and Chief Operating Officer, respectively, that they each receive an increase of approximately 10%. The increases for Messrs. Brown and Jackson served to align their base salaries between the 25th and 50th percentile of the base salaries of executives in similar positions at our peer group companies. Following these adjustments, the following were the base salaries for each of our named executive officers for 2021:

Named Executive Officer*	2020 Base Salary	2021 Base Salary	Approximate % Increase
Richard F. Pops	$1,073,712	$1,105,923	3.0%
Iain M. Brown	$455,500	$500,000	9.8%
Craig C. Hopkinson, M.D.	$650,000	$670,000	3.0%
Blair C. Jackson	$489,500	$540,000	10.3%
David J. Gaffin	$569,250	$586,250	3.0%

*Mr. Frates terminated his employment with the Company in January 2021.

There were no further adjustments to the base salaries of our named executive officers during 2021.

Short-Term Incentive Compensation – Annual Cash Performance Pay

Rigorous Process for Determining Annual Cash Performance Pay

The Compensation Committee works with management to set annual corporate objectives—including financial, operating, strategic and ESG-related objectives—that the Board believes our executive officers should focus on during the year in order to achieve our strategic goals. The Board and the Compensation Committee monitor and review progress against these annual corporate objectives during and after the conclusion of each year.

Under our reporting officer performance pay plan, each executive officer is eligible to receive an annual cash performance pay award, the amount of which is determined by the Compensation Committee based on a pre-determined performance pay target (expressed as a percentage of the executive officer's base salary). The annual cash performance payouts are contingent upon the Company's performance against its annual corporate objectives and, for executive officers other than the CEO, their individual performance in contributing to the achievement of the Company's corporate objectives.

2021 Cash Performance Targets and Pay Ranges

The Compensation Committee annually reviews and approves individual performance pay targets and performance pay ranges (in each case expressed as a percentage of base salary) for each of our named executive officers, taking into consideration comparable competitive market data for officers in similar positions at our peer group companies, and generally selecting performance pay targets around the 50th percentile of such market data.

In December 2020, the Compensation Committee determined that the performance pay targets and performance pay ranges for the 2021 performance period should remain at the same levels as the targets and pay ranges for the 2020 performance period for all named executive officers. Subsequently, in January 2021, Mr. Jackson was promoted to Executive Vice President, Chief Operating Officer, and the Compensation Committee approved a performance pay target increase for Mr. Jackson from 50% to 60% and a corresponding increased performance pay range of 0 to 120%. This resulted in a performance pay target between the 25th and 50th percentile of our peer group for similar roles.

The approved performance pay targets and performance pay ranges for each of our named executive officers for 2021 are set forth in the following table.

Named Executive Officer*	2021 Performance Pay Range as % of Base Salary	2021 Target Performance Pay as % of Base Salary
Richard F. Pops	0% to 200%	100%
Iain M. Brown	0% to 100%	50%
Craig C. Hopkinson, M.D.	0% to 120%	60%
Blair C. Jackson	0% to 120%	60%
David J. Gaffin	0% to 100%	50%

*Mr. Frates terminated his employment with the Company in January 2021 and was therefore not eligible for 2021 performance pay.

2021 STIP Design In Line with Shareholder Feedback

The Compensation Committee designed the 2021 STIP to enhance the objectivity of, and measurability of performance under, the plan. Specifically, the Compensation Committee:

- established pre-determined **objective quantitative and qualitative metrics** to assess performance against each of the Company's 2021 corporate objectives (see the table entitled "*2021 Corporate Objectives: Company Performance Assessment*" beginning on page 106 of this proxy statement);

- assigned relative **percentage weightings** for each category of objectives, reflecting the Compensation Committee's assessment of their relative importance in contributing to the Company's overall business strategy and to shareholder value creation (see graphic to the right); and



- assigned relative **percentage weightings** for **corporate and individual performance** for each executive officer, including our named executive officers, for use in the determination of their annual cash performance pay as follows:

CEO	100% Company Performance
Other NEOs	75% Company Performance; 25% Individual Performance

2021 Corporate Objectives

In January 2021, the Compensation Committee determined, and the Board subsequently approved, ten corporate objectives to measure 2021 performance of the Company and our employees, including our named executive officers. These corporate objectives, set forth in detail in the table beginning on page 106 of this proxy statement, were designed to focus our employees' efforts around initiatives that we believe are important to our business and contribute to the creation of shareholder value.

Incorporated objectives related to long-term profitability and ESG matters. The 2021 corporate objectives related to profitability, ESG and DIB, as follows:

- **Profitability:** achievement of a non-GAAP net income range and operational targets designed to incentivize progress in 2021 toward achievement of the Company's long-term profitability targets announced in December 2020 for FY 2023 and FY 2024;

- **ESG:** advancement of the Company's ESG strategy, with performance metrics focused on human capital development, employee engagement, corporate responsibility and sustainability; and

- **DIB:** progress in fostering an environment of diversity, inclusion and belonging, with metrics focused on talent management and development, pay practices, employee engagement and sentiment, and the launch of new ERGs.

2021 Company Performance Assessment

The Compensation Committee's evaluation of the Company's performance against the 2021 corporate objectives serves as the starting point for determining cash performance pay for our named executive officers.

COVID-19 Impacts on the Business

The COVID-19 pandemic continued to impact the Company's business in 2021, and the Company and the named executive officers took actions to adapt to the evolving environment and mitigate such impacts. At times during the year, we experienced varying degrees of labor or supply chain disruptions at our manufacturing facilities and impacts to the timelines of certain of our early-stage discovery efforts and clinical trials. Our employees worked tirelessly with our clinical investigators and critical R&D and supply chain vendors to continually assess and mitigate these impacts. The pandemic also continued to significantly and negatively impact healthcare providers, patients and caregivers involved in the treatment of serious mental illness and addiction in the U.S. As a result, sales of our proprietary injectable products VIVITROL and ARISTADA and of certain third-party products from which we receive revenue, continued to be negatively impacted to varying degrees.

No Adjustments to 2021 Corporate Objectives or Metrics Used to Assess Performance

The Compensation Committee did not make any adjustments to the 2021 corporate objectives or the pre-determined metrics used to assess performance against such objectives despite pandemic-related disruptions to, and impacts on, the Company's business.

2021 Corporate Objectives: Company Performance Assessment

The Compensation Committee's assessment of the Company's performance against each of the 2021 corporate objectives, as reviewed with the full Board, was as follows:

Corporate Objective	Metrics Used to Assess Performance	Accomplishments	Assessment
Financial and Commercial Goals: 45% weighting			
Achieve financial guidance for non-GAAP net income	Achieve non-GAAP net income ("NGNI")* of between $60-$100 million, as was set forth in the first issuance of financial guidance in February 2021 *See *Appendix B* for a GAAP to non-GAAP reconciliation of this financial measure	✓+ Exceeded this objective by achieving NGNI of ~$129.1 million*, exceeding the high end of both the NGNI range set forth in our first issuance of financial guidance in February 2021 and the NGNI range set forth in our revised financial guidance issued in July 2021 ($85 - $115 million) ▪ This was achieved through thoughtful management of the business and expenses despite continuing COVID-19 challenges and related impacts on our product revenues	**Exceeded**
Grow use of VIVITROL and ARISTADA among appropriate patients	▪ Achieve VIVITROL and ARISTADA annual net sales of between $315 - $345 million and $260 - $290 million, respectively, as set forth in the first issuance of financial guidance in February 2021 ▪ Increase in: (a) the number of prescribers writing prescriptions for VIVITROL and ARISTADA, as compared to 2020; and (b) the number of prescriptions of VIVITROL and ARISTADA written by prescribers, as compared to 2020, in each case for clinically appropriate patients	✓+ Achieved VIVITROL annual net sales of ~$343.9 million, toward the high end of both the range set forth in our first issuance of financial guidance in February 2021 and the range set forth in our revised financial guidance issued in July 2021 ($330 - $345 million) ✓ Achieved ARISTADA annual net sales of ~$275.4 million, at the midpoint of the range set forth in our first issuance of financial guidance in February 2021 and the low end of the range set forth in our revised financial guidance issued in July 2021 ($275 - $290 million) ✓ Achieved prescriber and prescription metrics for VIVITROL and ARISTADA as follows, each as compared to 2020: ▪ Increased the number of prescribing VIVITROL accounts by ~4% ▪ Increased the number of prescriptions for VIVITROL by ~8%, as measured by months-of-therapy ("MOT") ▪ Increased the number of prescribers writing ARISTADA prescriptions by ~13% ▪ Increased the number of prescriptions for ARISTADA by ~15%, as measured by MOT	**Achieved**

Corporate Objective	Metrics Used to Assess Performance	Accomplishments	Assessment
Develop and achieve operational targets in support of the Value Enhancement Plan with the Financial Operating Committee	Develop and achieve 2021 operational targets designed to progress the business toward achievement of the NGNI and EBITDA profitability targets announced as part of the Value Enhancement Plan, and reflect such targets in the 2021 budget, as applicable	✓ Completed a comprehensive review, benchmarking analysis and realignment of our cost structure ✓ Implemented cost savings initiatives, focused spending on the highest priority programs and significantly reduced 2021 operating expenses ✓ Maintained relatively flat overall headcount ✓ Identified and established new processes that drove operational efficiencies	**Achieved**
Manufacture commercial products and clinical trial material to meet the Company's goals of quality, quantity, reliability and efficiency	▪ Meet Alkermes proprietary commercial product demand from customers at a rate equal to or greater than 98% ▪ Create an inventory of clinical drug product at depots ready for distribution to clinical study sites at the time clinical study patients are scheduled for dosing ▪ Receive no critical findings from regulatory authority (FDA, U.S. Environmental Protection Agency, U.S. Drug Enforcement Administration ("DEA")) inspections and audits of the Company's manufacturing facilities	Achieved this objective, despite ongoing challenges posed by the COVID-19 pandemic on site operations and the continuing need to adapt safety protocols to protect employee health and safety, as evidenced by the following: ✓ Manufactured quantities of VIVITROL, ARISTADA and LYBALVI to satisfy commercial demand and enable inventory build, with order fulfillment levels in excess of 99% for each product ✓ Manufactured VUMERITY® bulk drug substance and packaged finished drug product to site capacity ✓ Clinical drug product was available 99.3% of the time at the point of scheduled patient dosing ✓ Received no critical findings from regulatory authority inspections or audits of the Company's manufacturing facilities	**Achieved**
Launch LYBALVI and meet access and prescription goals	▪ Achieve 100% of all launch readiness goals prior to launch ▪ Execute customer engagement strategy: 　▪ Achieve 90% of targeted healthcare provider ("HCP") reach 　▪ Achieve more than 25,000 HCP engagements per month 　▪ Engage 100% of targeted payers ▪ Build awareness of LYBALVI by increasing aided and unaided product awareness compared to Q4 2020 baseline	✓+ Achieved 100% of our launch readiness goals prior to launch in October 2021, including: 　▪ Obtained DEA decontrol of samidorphan 　▪ Completed disease state education campaigns pre- and post-approval 　▪ Published key clinical and health economics and outcomes research manuscripts prior to approval, including those related to the pivotal clinical trial program 　▪ Prepared product dossier and engaged with key payers and pharmacy benefit managers 　▪ Conducted extensive thought leader and professional society outreach ✓+ Met or exceeded all pre-determined access and prescription goals of our customer engagement strategy, including: 　▪ Exceeded 2021 annual net sales guidance 　▪ Exceeded 90% of targeted HCP reach 　▪ Exceeded targeted monthly HCP engagement levels 　▪ Engaged 100% of targeted payers ✓+ Significantly increased product awareness compared to Q4 2020 baseline (growing aided awareness from 46% to 74% and unaided awareness from 9% to 38%)	**Exceeded**

Corporate Objective	Metrics Used to Assess Performance	Accomplishments	Assessment
Pipeline Goals: 35% weighting			
Nominate at least one new candidate for clinical development	Nominate at least one new candidate for clinical development	✓ Achieved this objective by nominating ALKS 2680, our orexin 2 receptor agonist, for advancement into clinical development	**Achieved**
Initiate registration study for nemvaleukin alfa and enter into one or more collaborations to expand its clinical use	▪ Based on FDA feedback, design two studies—one of which has potential to serve as a registrational study for mucosal melanoma and one of which has potential to serve as a registrational study for PROC—and initiate one of these studies ▪ Enter into one or more collaborations designed to expand potential clinical use	✓ Completed design of, and initiated, two potential registrational studies of nemvaleukin alfa, one in mucosal melanoma (ARTISTRY-6) and one in PROC (ARTISTRY-7) ✓ Nemvaleukin alfa received from the FDA both Fast Track designation and Orphan Drug Designation for mucosal melanoma and Fast Track designation for PROC in combination with pembrolizumab ✓ Entered into clinical trial collaboration and supply agreement with Merck for ARTISTRY-7, resulting in significant savings through supply of pembrolizumab for use in the study	**Achieved**
Corporate Responsibility Goals: 20% weighting			
Engage with patient advocacy and public policy stakeholders to improve the treatment systems for severe mental illness and addiction	▪ Appropriately engage in concerted efforts to maintain existing, and secure new, federal funding and state appropriations (in certain specified states) for use with long-acting injectables ("LAIs") for the treatment of opioid or alcohol dependence or LAIs or oral medication for the treatment of schizophrenia or bipolar I disorder ▪ Advance policies to increase access to (i) VIVITROL for appropriate persons with alcohol dependence or opioid dependence, (ii) ARISTADA for appropriate patients with schizophrenia, in each case in clinically indicated settings of care, and (iii) LYBALVI for appropriate persons with schizophrenia or bipolar I disorder	✓ Through federal and state policy engagement and the appropriations process, helped to secure more than $1 billion in funding allocated for the treatment of serious mental illness ("SMI") and addiction ▪ *Federal policy highlights* in 2021 included expansion of, and/or increased funding for, substance use disorder and SMI treatment grant programs, Veterans Administration's appropriations for opioid prevention and treatment programs and alcohol use disorder ("AUD") education ▪ *State policy highlights* in 2021 included support of the passage of more than 130 appropriations and/or policy reforms in 30 states and four primary domains, including: expanded access to medications (including LAIs) for treatment of AUD, opioid use disorder ("OUD") and SMI; expanded funding to states for substance abuse treatment programs; legislation allowing for Medicaid coverage of pharmacist administration of LAIs; and advancement of use of opioid litigation settlement funds to support access to *all* FDA-approved medications for OUD	**Achieved**

Corporate Objective	Metrics Used to Assess Performance	Accomplishments	Assessment

Adapt and strengthen the Company's organizational infrastructure and capabilities to meet the needs of the Company's business while maintaining its corporate values	▪ Continue to develop and advance the Company's ESG strategy—including in respect of energy, carbon, water and waste reductions; EHSS excellence; human capital development; ongoing COVID-19 response; and community support and involvement—and continue to integrate such strategy into the operation of the Company's business
	
	▪ Publish a 2021 Corporate Responsibility Report or equivalent document detailing the Company's efforts in respect of ESG matters
	
	▪ Develop strong organizational talent, including through talent assessments at all levels and succession planning for key senior roles, and incorporate a focus on DIB into these assessments and planning efforts, with the results for senior level employees to be reviewed by the Nominating and Corporate Governance Committee
	
	▪ Identify, and create initiatives and strategies to address, areas of potential improvement based on the results of the 2020 employee engagement survey
	
	▪ Earn positive employee ratings in respect of company culture and values
		✓ Engaged an independent third-party to conduct a focused survey of leaders across our operations functions to identify the environmental focus areas of highest importance to our business and formed a cross-functional steering team to promote and enhance enterprise-wide focus on such areas
		
		✓ Established a social responsibility core working group to develop a cohesive social responsibility strategy
		
		✓ Continued to successfully navigate the complex and evolving COVID-19 landscape in our continued effort to protect the health, safety and well-being of our employees while advancing our business objectives
		
		✓ Published our fourth Corporate Responsibility Report in October 2021, highlighting our ESG activities, environmental performance data, new DIB initiatives, and ways in which the Company has continued to adapt to the COVID-19 environment
		
		✓ Completed a robust talent assessment and succession planning process, focused on senior director level and above talent, which included a strong focus on DIB, and reviewed results of the assessment with the Nominating and Corporate Governance Committee
		
		✓ In response to feedback from our 2020 employee engagement survey:
		  ▪ Launched communication initiatives to increase visibility and awareness of our company strategy and pipeline
		  ▪ Expanded company DIB-focused education and engagement offerings
		  ▪ Introduced new flexible work guidelines, including hybrid and remote work options
		  ▪ Focused on learning and career development, including enhancements to our individual development plan process and launch of a new LinkedIn Learning platform
		
		✓ Conducted 2021 employee engagement survey, with more than 70% of scores at or above engagement survey benchmarks
		
		✓ Despite multiple challenges throughout the year (including those related to labor market trends and COVID-19 impacts), our attrition rate was in-line with external industry data
			Achieved

Corporate Objective	Metrics Used to Assess Performance	Accomplishments	Assessment
Foster an environment of diversity, inclusion and belonging to enhance our culture	▪ Develop robust talent management plans focused on recruiting, development and retention to increase the representation of women and people of color, particularly at senior levels ▪ Earn positive employee ratings in respect of our DIB efforts ▪ Launch at least two new employee resource groups ▪ Review and execute Company strategy for continued evaluation of pay practices and develop action plans to address areas of potential improvement ▪ Focus on diversity education and awareness ▪ Develop a 2022 diversity-related performance objective for senior leaders	✓+ Increased the representation of women and people of color in our workforce: ▪ 85% of new hires, and 69% of internal promotions, in each case at senior director level and above, were diverse in terms of gender and/or race/ethnicity ✓+ Achieved scores > 70% on all DIB-focused questions in our employee engagement survey ✓ Launched two new employee resource groups, expanding impact and reach within the Company ✓ Reviewed and updated our strategy related to the evaluation of pay practices and identified areas for improvement ✓+ Held 15 DIB-related education, awareness, and training programs with approximately 2,700 overall employee engagements across the organization ✓+ Established a new DIB Executive Committee, evolved the strategic direction of the Company's DIB initiatives and defined strategic DIB pillars ✓ Developed a 2022 diversity-related performance objective for all senior leaders	**Exceeded**

2021 Company Performance Rating and Payout Percentage

The Compensation Committee considered the range of the Company's accomplishments against its 2021 corporate objectives and the relative weightings of the three categories of objectives, and determined an overall Company performance assessment of **'ACHIEVED'**, even though three of the ten objectives were exceeded and all others were achieved.

Company performance serves as a significant factor, together with individual performance for named executive officers other than the CEO, in the Compensation Committee's determination of individual cash performance payouts for our named executive officers. Taking into account the Company's strong performance against its 2021 corporate objectives, the Compensation Committee approved a payout percentage of **110% of target** performance pay (the **"Company Performance Payout Percentage"**). This represents the high end of the Compensation Committee's pre-determined payout percentage range of 90%-110% for an overall assessment of 'ACHIEVED', in recognition that three of the ten objectives were exceeded (and all others were achieved).

2021 Performance Assessment for Mr. Pops

In determining Mr. Pops' 2021 cash performance payout, in addition to the Company's performance against the 2021 corporate objectives, the Compensation Committee considered that Mr. Pops is responsible for creating long-term value for the Company's shareholders. Despite strong share price performance throughout the majority of 2021, the Company's share price declined beginning in November 2021 following its announcement of the partial termination by Janssen Pharmaceutica N.V. ("Janssen") of certain license agreements and the expected resulting loss of certain royalty revenues beginning in February 2022. In January 2022, taking into consideration both the Company's strong performance in 2021, as measured against the 2021 corporate objectives, and the impact of Janssen's actions on the Company's share price, the Compensation Committee used its discretion to reduce the 2021 cash performance payout for Mr. Pops to 105% of his performance pay target.

2021 Individual Performance Assessments

Each named executive officer was responsible for contributing to the achievement of the Company's 2021 corporate objectives, individually and as part of the leadership team, and to the overall management and success of the business.

Individual Performance for Named Executive Officers other than Mr. Pops

In January 2022, Mr. Pops presented to the Compensation Committee, and the Compensation Committee considered, an assessment of the individual performance during 2021 of each of the named executive officers (other than Mr. Pops) still employed by the Company at such time. This assessment included each named executive officer's overall leadership of their respective organization and the contributions of each named executive officer to the business and to the Company's achievement of its 2021 corporate objectives. Specifically, the Compensation Committee considered the following contributions and achievements for each named executive officer:

Named Executive Officers - Individual Contributions
Iain M. Brown Senior Vice President, Chief Financial Officer

✓ Seamless transition into the role of Chief Financial Officer, including strong leadership of the Finance, Procurement, Travel & Expense and Business Planning organizations.

✓+ Contributed significantly to the achievement of our financial objectives in 2021, despite the impacts of the COVID-19 pandemic on our topline, including:

– Managed efforts to reduce costs, optimize efficiencies and ensure that financial performance remained on track to exceed 2021 financial guidance for non-GAAP net income, resulting in the Company raising financial guidance in July 2021.

✓ Achieved 100% financial compliance during 2021.

✓+ Successfully refinanced and upsized the Company's external debt facility to extend maturity by three years at a similar interest rate.

✓ Contributed to the achievement of our corporate responsibility objectives in 2021, including retention of key employees and support of DIB activities, including supporting the establishment of a new ERG.

Craig C. Hopkinson, M.D. Executive Vice President, Research and Development and Chief Medical Officer

✓ Led our R&D organization in implementation of our evolved R&D strategy, focused on resource optimization, prioritized investment and disciplined portfolio management.

✓+ Contributed significantly to achievement of our pipeline and commercial objectives in 2021, including:

– Obtained FDA approval of LYBALVI and prepared for its commercial launch, including through successful completion of a new drug application resubmission, and execution of comprehensive medical and scientific communications plans.

– Progressed the nemvaleukin alfa program, including initiation of a potential registrational study in each of mucosal melanoma (ARTISTRY-6) and PROC (ARTISTRY-7), and securing FDA Fast Track designations in both indications and FDA Orphan Drug Designation for the treatment of mucosal melanoma.

– Advanced our early-stage pipeline, including through nomination of ALKS 2680 into the clinic and initiation of a phase 1 first-in-human study for ALKS 1140 ahead of anticipated timelines.

Named Executive Officers - Individual Contributions
Blair C. Jackson Executive Vice President, Chief Operating Officer
✓+ Seamless transition into the role of Chief Operating Officer and strong overall oversight and management of our operations, quality, finance, business development, alliance management, new product planning, data analytics and information technology organizations. ✓+ Contributed significantly to the achievement of our financial, commercial and pipeline objectives in 2021, including: – Achieved significant reduction in operating expenses through comprehensive review and realignment of cost structure, including refocusing of spend on highest priority programs, and identification and establishment of new processes to drive efficiencies.   – Worked with the operations team to secure approval of LYBALVI and further enhance rigor around technology transfer and manufacturing readiness, including through implementation of enhanced chemistry, manufacturing and controls (CMC) governance and readiness models for our development products.   ✓ Provided corporate strategic input and leadership to identify and advance partnership opportunities, establish development plans for our pipeline and enhance capabilities.
David J. Gaffin Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary
✓ Strong overall leadership of our legal-IP and compliance organizations to provide strategic legal support across the organization, including in respect of all aspects of drug development, manufacturing and commercialization, business development, and public company governance and securities matters. ✓+ Contributed significantly to the achievement of our financial and commercial, pipeline and corporate responsibility objectives in 2021, including: – Managed, and achieved positive results in respect of, litigation matters, including dismissal (and successful defense against appeal) of a securities class action and voluntary dismissal of product liability litigation.   – Collaborated cross-functionally on the Company's strategies and activities in support of securing FDA approval of LYBALVI and related communications with the FDA.   ✓+ Contributed significantly to negotiation of a beneficial settlement with an activist shareholder that resulted in a favorable appointment of a new director to our Board in November 2021. ✓ Led extensive shareholder engagement and preparedness efforts, collaborated with the Board and the Compensation Committee to address shareholder feedback on governance and compensation matters.

Recommendations of Mr. Pops

Based on the above contributions, Mr. Pops made recommendations to the Compensation Committee in respect of proposed performance payout percentages for each named executive officer.

2021 Cash Performance Payouts

In January 2022, in determining the cash performance payouts for each of the named executive officers, the Compensation Committee considered overall Company performance against the 2021 corporate objectives (and the corresponding Company Performance Payout Percentage), the individual performance of each of our named executive officers (other than Mr. Pops) as set forth above, the performance pay target and performance pay range set by the Compensation Committee in December 2020 for each named executive officer, data from the Compensation Consultant regarding cash performance pay for executive officers of our peer group companies, comparable market data for experienced executive officers in the biopharmaceutical industry and the recommendations of Mr. Pops with respect to cash performance pay amounts for each named executive officer (other than Mr. Pops).

In consideration of the foregoing, the Compensation Committee approved the following 2021 cash performance payout amounts for each of our named executive officers still employed by the Company at such time:

Named Executive Officer*	2021 Performance Payout Amount	2021 Target Performance Pay as a % of Base Salary	2021 Actual Performance Pay as a % of Base Salary	2021 Actual Performance Pay as a % of Target Performance Pay
Richard F. Pops	$ 1,161,220	100%	105%	105%
Iain M. Brown	$ 287,500	50%	58%	115%
Craig C. Hopkinson, M.D.	$ 442,200	60%	66%	110%
Blair C. Jackson	$ 372,600	60%	69%	115%
David J. Gaffin	$ 337,094	50%	58%	115%

*Mr. Frates terminated his employment with the Company in January 2021 and was therefore not eligible for a performance payout.

Long-Term Incentive Compensation – Annual Equity Grant

We utilize long-term equity awards to align executive compensation and performance, incentivize the advancement of our critical business objectives, promote the creation of long-term shareholder value and reward, motivate and retain our employees. Consistent with this approach, a significant portion of our named executive officers' total annual compensation is in the form of long-term equity awards. Our annual equity grant is typically made during February of each year, following completion of our annual performance assessment cycle.

2021 Equity Incentive Mix – Performance Awards for all Named Executive Officers

The Compensation Committee annually considers the appropriate mix of equity awards for our named executive officers and incorporates performance-based equity awards when it determines that such awards would not promote excessive risk taking that could adversely impact the Company or its research, development or commercialization of pharmaceutical products. To better align the interests of management with those of our shareholders, since 2020, we have enhanced the link between pay and performance by incorporating PRSUs into the annual equity grants awarded to all employees at senior vice president level and above, including our named executive officers.

In 2021, the Compensation Committee granted the following mix of performance-vesting and time-vesting equity awards to each of our named executive officers as part of our 2021 annual equity grant:

- for our CEO, approximately **51%** of his total target equity award value was in the form of **PRSUs** that vest, if earned, following a three-year performance period, with his remaining target equity award value comprised of time-vesting stock options that vest in four equal annual installments commencing on the first anniversary of the grant date; and

- for our other named executive officers, approximately **25%** of their total target equity award value was in the form of **PRSUs** that vest, if earned, following a three-year performance period, with their remaining target equity award value comprised of approximately 50% time-vesting stock options and approximately 25% time-vesting restricted stock unit awards, all of which vest over four equal annual installments commencing on the first anniversary of the grant date.



2021 LTIP Design In Line with Shareholder Feedback

In designing the 2021 LTIP, the Compensation Committee sought to further enhance the alignment between pay and performance. In this context, the 2021 LTIP included the following features, as illustrated in the chart below:

- **PRSUs** subject to multiple **objective**, **performance-based goals,** including financial goals (40% weighting), commercial goals (20% weighting) and pipeline goals (40% weighting);
- a **three-year performance period** for achievement of each of the performance goals; and
- a **TSR modifier** tied to **relative share price performance** (as compared to the *Nasdaq Biotechnology Index*) over the three-year performance period, the impact of which may be to increase or decrease the total number of vested shares underlying the PRSUs by up to 25%.

Performance goals and relative weightings aligned with strategic focus and creation of shareholder value. In establishing the 2021 LTIP performance goals and relative weightings, the Compensation Committee took into account the Company's prior year performance (including share price performance) and the Company's ongoing and future strategic areas of focus. The Compensation Committee identified potential commercial and development milestones over the upcoming three-year period that it believed would be appropriately challenging for the Company, the achievement of which would require strong commercial and R&D performance and a high level of effort and execution by our named executive officers. These milestones included (1) commercial performance objectives related to sales of our proprietary products, (2) pipeline performance goals related to the successful development of certain early-stage and late-stage products, and (3) consistent with the Company's announcement in December 2020 of a Value Enhancement Plan focused on profitability, a financial performance goal reflecting the Company's announced long-term profitability targets for FY 2023, consisting of non-GAAP net income margin equal to 25% of the Company's total revenues and EBITDA margin of 20% of the Company's total revenues. See *Appendix B* for information regarding these non-GAAP financial targets.

Vesting and TSR Modifier. The 2021 LTIP PRSUs vest based on the Compensation Committee's determination following the end of the three-year performance period as to the level of achievement of each of the performance goals, with corresponding payouts ranging from 50% to 150% based on achievement of threshold, target or stretch performance, with ultimate vesting subject to the relative TSR modifier.


2021 PRSUs
20%
COMMERCIAL GOALS
Annual Growth Rate for VIVITROL and ARISTADA
Unit Sales for LYBALVI
Threshold: 50% of weighting
Target: 100% of weighting
Stretch: 150% of weighting
40%
FINANCIAL GOAL
Long-term Profitability
Target: 100% of weighting
Stretch: 150% of weighting
3-YEAR PERFORMANCE PERIOD
40%
PIPELINE GOALS
Advancement of Early-stage and Late-stage Development Candidates
Threshold: 50% of weighting
Target: 100% of weighting
Stretch: 150% of weighting
↑↓ 25% Relative TSR Modifier

How Sizes of Awards Were Determined in 2021

The Compensation Committee grants all equity awards to our named executive officers based on an aggregate target dollar value for each award.

Determination of 2021 Target Award Values

In February 2021, in determining the target aggregate dollar value of the equity awards to be granted to each of our named executive officers for 2021, the Compensation Committee took into consideration comparable peer group equity award value data provided by the Compensation Consultant (see the section entitled "*2021 Peer Group*" on page 102 of this proxy statement for discussion of our revised peer group) and targeted the 50th percentile of such peer group for the CEO and, for our other named executive officers, targeted around the 50th percentile of such peer group, with individual adjustments for named executive officers (other than the CEO) below or above the 50th percentile based on the criticality of each executive's skillset and expected future contributions, the overall equity position of each executive and the retentive value of such overall equity position given our share price. The Compensation Committee also took into account the importance of a strong management team to execute on the Company's medium- and long-term business strategies and to create shareholder value, particularly in light of the challenges that the COVID-19 pandemic continued to pose on the business.

The Compensation Committee also evaluated the Company's performance in 2020 and shareholder sentiment in respect of such performance and, for named executive officers other than Mr. Pops, the recommendations of Mr. Pops with respect to equity award values for each named executive officer based on his assessment of their individual performance in 2020, the criticality of their skillset and their expected future contributions to achievement of the Company's long-term objectives.


Company Performance (including share price performance)
Peer group and broader market practices and data points
Radford's recommendations
Shareholder and proxy advisory firm feedback
EQUITY MIX AND SIZE OF AWARDS
Criticality of NEO to Company objectives and creation of shareholder value
Desire to attract/retain talent and reward performance over time
Overall equity position of each NEO and retentive value of equity position
CEO's recommendations (for NEOs other than himself)

Conversion into Share Amounts

The Compensation Committee converts the target aggregate dollar value of each award into a number of underlying ordinary shares using per share value based on the closing price of our ordinary shares on the Nasdaq Global Select Market on the date of grant and, for awards of stock options, the Black-Scholes valuation model. Based upon the factors and methodology discussed above, the Compensation Committee granted the following awards to each of our named executive officers for 2021:

Named Executive Officer*	Time-Vesting Stock Options	Time-Vesting Restricted Stock Unit Awards	Performance-Vesting Restricted Stock Unit Awards
Richard F. Pops	342,187	—	225,545
Iain M. Brown	113,754	27,877	27,877
Craig C. Hopkinson, M.D.	196,484	48,151	48,151
Blair C. Jackson	155,119	38,014	38,014
David J. Gaffin	118,925	29,144	29,144

*Mr. Frates terminated his employment with the Company in January 2021 and therefore did not receive an equity award for 2021.

For additional information about the equity awards granted to our named executive officers in 2021, see the *2021 Grants of Plan-Based Awards* table on page 123 of this proxy statement. These awards are subject to early vesting in certain instances as described in the 2018 Plan and in the section entitled "*Potential Payments upon Termination or Change in Control*" beginning on page 130 of this proxy statement.

2020 Long-Term Incentive Plan Achievements

In 2020, the Compensation Committee granted PRSUs (the "2020 PRSUs") to all employees at senior vice president level and above, including our named executive officers. As set forth in the below chart, the 2020 PRSUs vest based on the achievement of specified commercial and pipeline goals over a three-year performance period, and are subject to a TSR modifier tied to relative share price performance (as compared to the *Nasdaq Biotechnology Index*) over the three-year performance period that may increase or decrease the total number of vested shares underlying the 2020 PRSUs by up to 25%.


2020 PRSUs
3-YEAR PERFORMANCE PERIOD
50%
COMMERCIAL GOAL
Annual Growth Rate for VIVITROL and ARISTADA
Threshold: 50% of weighting
Target: 100% of weighting
Stretch: 150% of weighting
50%
PIPELINE GOALS
Advancement of Pipeline Programs into Early-stage and Late-stage Clinical Development
Two of three goals: 100% of weighting
Three of three goals: 150% of weighting
↑↓ 25% Relative TSR Modifier

In September 2021, the Compensation Committee determined that the Company had achieved two of the three pipeline goals underlying the 2020 PRSUs as follows: (1) with respect to the goal of advancing nemvaleukin alfa into a registrational study, the Company advanced nemvaleukin alfa into ARTISTRY-6 for mucosal melanoma and (2) with respect to the goal of delivering topline results from a phase 1 proof of pharmacology study of an early-stage analgesic candidate, the Company delivered topline results, including pharmacology data, from a phase 1 single ascending dose study.

In accordance with the pre-determined vesting schedule for the 2020 PRSUs, 37.5% of the total target number of shares underlying the 2020 PRSUs vested upon such Compensation Committee determination of achievement, with the remaining 12.5% of the total target number of shares underlying the 2020 PRSU pipeline goals scheduled to vest on the third anniversary of the grant date. The commercial performance goal, which underlies the remaining 50% of the total target number of shares underlying the 2020 PRSUs, will be assessed at the end of the performance period.

Additional Compensation Information

Share Ownership and Holding Guidelines

Our Board members and "officers" (as such term is defined in Section 16a-1(f) of the Exchange Act) are subject to our minimum share ownership and holding guidelines (our "Share Ownership and Holding Guidelines"). These Share Ownership and Holding Guidelines are designed to align the interests of our Board members and officers with those of our shareholders by encouraging our Board members and officers to have a meaningful financial stake in our long-term success. These Share Ownership and Holding Guidelines establish minimum required levels of share ownership value by position as set forth below:

Position	Required Share Ownership Value
CEO	6.0 times base salary
Board Members*	3.0 times annual Board member cash retainer
Other Officers*	1.0 times base salary

*First measurement date is the date that is at least five (5) full years from the date of election to the Board or designation as an officer, as applicable.

For purposes of determining the value of shares owned by a Board member or officer under our Share Ownership and Holding Guidelines, we include the value of all shares directly or beneficially owned by such Board member or officer and the value of all unvested time-vesting restricted stock unit awards held by such Board member or officer. Unexercised stock options, whether vested or unvested, and unvested performance-vesting restricted stock unit awards are not included in determining the value of shares owned pursuant to these Guidelines. We assess compliance with our Share Ownership and Holding Guidelines annually on the first business day of each year, using the 60-day trailing average closing price of our shares as of such date as the value of our shares for measurement purposes.

Our Share Ownership and Holding Guidelines require that each officer retain 50% of the shares that they acquire upon the vesting of restricted stock unit awards and/or the exercise of stock options (net of tax liability and any amounts used to pay exercise price, as applicable) until such officer meets their required level of share ownership value.

Compliance with the Share Ownership and Holding Guidelines is monitored by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has determined that Mr. Pops and all other directors and officers subject to the guidelines were in compliance with their respective required share ownership value as of the measurement date.

A current copy of our Share Ownership and Holding Guidelines can be found on the Corporate Governance page of the Investors section of our website at *www.alkermes.com*.

Clawback Policy

In May 2021, our Board expanded our Clawback policy to apply to certain cash-based compensation in addition to equity-based compensation.

Under the expanded policy, our current and former "officers" (as such term is defined in Section 16a-1(f) of the Exchange Act), including our named executive officers, are subject to our Clawback Policy, under which, in the event that the Board determines that (i) an officer engaged in fraud or intentional misconduct that requires a material restatement of our financial results, and (ii) such fraud or intentional misconduct resulted in an incorrect determination that an incentive compensation performance goal had been achieved, then (iii) the Board may take appropriate action to recoup from such officer any equity-based incentive compensation awarded on or after March 23, 2016 and any cash-based incentive compensation awarded on or after May 19, 2021 that the Board determines had been paid to such officer as a result of such incorrect determination during the three-year period preceding the filing of such material restatement of our financial results.

A current copy of our Clawback Policy can be found on the Corporate Governance page of the Investors section of our website at *www.alkermes.com*.

Retirement Benefits

The terms of our 401(k) Savings Plan ("401(k) Plan") provide for broad-based participation by our executive officers and employees resident in the U.S. Under the 401(k) Plan, all of our U.S. employees are eligible to receive matching contributions from the Company. Our matching contribution for the 401(k) Plan for 2021 was as follows: dollar for dollar on each participant's eligible compensation up to a maximum of 5% of such compensation, subject to applicable U.S. federal limits.

Other Benefits

Executive officers are eligible to participate in our medical, dental and life insurance employee benefit plans on the same terms as all other employees. We may also provide relocation expense reimbursement, which is negotiated on an individual basis with employees, including executive officers, in a manner consistent with our internal guidelines.

Executive officers are also entitled to certain benefits upon death or disability. Under our flexible benefits program, our executive officers receive long-term disability coverage that will pay up to 65% of their base salary, up to a monthly maximum of $27,500, during disability and, in cases of catastrophic disability, a supplemental amount based on their base salary. Also, under our flexible benefits program, we provide life insurance coverage for all of our eligible U.S. employees, including the named executive officers, equal to two times base salary, with a maximum of $1,000,000 in coverage paid by the Company. In addition to life insurance, U.S. employees, including the named executive officers, are also covered by accidental death and dismemberment insurance benefits, providing up to two times base salary in coverage paid by the Company, up to a maximum of $1,000,000 for accidental death or loss of hand, foot or eyesight. In addition, all U.S. employees, including the named executive officers, are eligible to participate in optional supplemental life insurance up to a maximum of $1,000,000.

Post-Termination Compensation and Benefits

We have a program in place under which each of our named executive officers receives severance benefits if such named executive officer is terminated without "cause" (as defined in each executive officer's employment agreement with the Company) or resigns for "good reason" (e.g., a material diminution in their responsibilities, authority, powers, functions, duties or compensation or a material change in the geographic location at which such executive officer must perform their employment), subject to signing a general release of claims. Additionally, each named executive officer receives severance benefits if, within a period of time following a corporate transaction or a change in control, such executive officer is terminated without "cause" or resigns for "good reason." The terms of, and the amounts payable under, these arrangements are described in more detail below under "*Potential Payments upon Termination or Change in Control*". We provide these severance arrangements because we believe that, in a competitive market for talent, severance arrangements are necessary to attract and retain high quality executives. In addition, the change in control benefit allows and incentivizes executives to maintain their focus on our business during a period when they otherwise might be distracted.

Tax and Accounting Considerations

Under Section 162(m), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for certain grandfathered exceptions (including the "performance-based compensation" exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date.

Although the Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, the Compensation Committee also looks at a number of other factors in making its decisions and retains the flexibility to provide compensation to the Company's named executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its shareholders. The Compensation Committee also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Under ASC 718, the Company is required to estimate and record an expense for each award of equity-based compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis in accordance with ASC 718.

Equity Grant Timing

Annual employee equity grants, including grants to executive officers, are typically granted after the announcement of the Company's year-end financial results and after the Company's window to trade in Company securities has reopened (generally 48 hours after the announcement of such financial results). New hire equity grants are typically granted on the first Wednesday following the first Monday (or the first business day thereafter if such day is a holiday for which Nasdaq is closed) of each month. For information about non-employee director equity compensation, see the discussion in the section entitled "*Non-Employee Director Compensation Program—Equity Compensation*" on page 60 of this proxy statement. For additional information about our equity compensation plans, see the section entitled "*Equity Compensation Plan Information*" on page 135 of this proxy statement.

Risk Assessment Concerning Compensation Practices and Policies

The Compensation Committee, at the direction of the Board, reviewed our 2021 compensation policies and practices and concluded that these policies and practices, as structured, are not reasonably likely to have a material adverse effect on the Company.

Specifically, our compensation programs contain many features that mitigate the likelihood of inducing excessive risk-taking behavior. These features include:

✓ a balance of fixed cash compensation and variable cash and equity compensation, with variable compensation tied both to short- and long-term objectives and the long-term value of our share price;

✓ Compensation Committee discretion in determining incentive program payouts and equity awards;

✓ limits on payouts under our annual performance incentive plans;

✓ share ownership and holding guidelines applicable to our directors and officers;

✓ application of our Clawback Policy and the anti-hedging and anti-pledging provisions in our Insider Trading Policy; and

✓ mandatory training on our policies that educate our employees on appropriate behaviors and the consequences of taking inappropriate actions.

The Compensation Committee also asked its independent compensation consultant to do a specific risk assessment of the Company's 2021 cash and equity incentive plans and the independent compensation consultant determined there to be a low risk level under each of the factors assessed.

Compensation Committee Report

No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed 'soliciting material' or deemed to be 'filed' under either the Securities Act or the Exchange Act.

The Compensation Committee of the Board, which is comprised solely of (i) independent directors within the meaning of applicable Nasdaq Rules, (ii) outside directors within the meaning of Section 162 of the Code, and (iii) non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, has reviewed and discussed with management the *Compensation Discussion and Analysis* section to be included in the Company's annual report and/or proxy statement for 2021. In reliance on the reviews and discussions referred to above, the Compensation Committee has approved the *Compensation Discussion and Analysis*, and the Board has approved the *Compensation Discussion and Analysis* for inclusion in the Company's annual report and/or proxy statement for 2021.

Respectfully submitted by the Compensation Committee,

Nancy J. Wysenski (Chair)
Richard B. Gaynor, M.D.
Brian P. McKeon

For more information about the Compensation Committee and its charter, see the Corporate Governance page of the Investors section of our website at *www.alkermes.com.*

Executive Compensation Tables

Summary Compensation Table

The following table presents and summarizes the compensation paid to, or earned by, our named executive officers for 2021 and, to the extent required by SEC disclosure rules, 2020 and 2019:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)[2]	(f)[3]	(g)[4]	(h)	(i)[5]	(j)
Richard F. Pops	2021	1,105,923	—	3,101,695	3,463,250	1,161,220	—	14,500	8,846,588
Chairman and Chief Executive Officer	2020	1,073,712	—	2,551,714	3,489,121	912,655	—	14,500	8,041,702
	2019	1,037,400	—	4,221,072	8,384,675	980,000	—	14,000	14,637,147
Iain M. Brown Senior Vice President, Chief Financial Officer	2021	500,000	—	933,373	1,151,296	287,500	—	14,500	2,886,669
James M. Frates[(1)] Former Senior Vice President, Chief Financial	2021	17,343	—	—	—	—	—	194,776	212,119
Officer	2020	575,460	—	786,717	996,096	—	—	14,500	2,372,772
	2019	556,000	—	758,881	1,475,360	278,000	—	14,000	3,082,241
Craig C. Hopkinson, M.D.	2021	670,000	—	1,612,178	1,988,600	442,200	—	14,500	4,727,478
Executive Vice President, Research and	2020	650,000	—	1,298,079	1,643,556	351,000	—	14,500	3,957,135
Development and Chief Medical Officer	2019	621,000	—	895,675	1,737,537	388,125	—	14,000	3,656,337
Blair C. Jackson Executive Vice President, Chief Operating Officer	2021	540,000	—	1,272,775	1,569,949	372,600	—	14,500	3,769,824
David J. Gaffin	2021	586,250	—	975,790	1,203,632	337,094	—	14,500	3,117,266
Senior Vice President, Chief Legal Officer,	2020	569,250	—	904,709	1,145,513	256,163	—	14,500	2,890,136
Chief Compliance Officer and Secretary	2019	550,000	—	895,675	1,737,537	343,750	—	14,000	3,540,962

Notes to Summary Compensation Table

(1) Mr. Frates terminated his employment with the Company in January 2021.

(2) The amounts in column (e) reflect the aggregate grant date fair value of stock awards granted during 2021, 2020 and 2019, as indicated, computed in accordance with ASC 718. The weighted average grant date fair values of stock awards granted during these years are included in footnote 14 “Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2021 included in our Annual Report.

Included in the stock awards granted to the named executive officers in 2021 are PRSUs (the “2021 PRSUs”), which, in order to vest, require achievement of certain financial, commercial and pipeline performance conditions over a three-year performance period and are subject to a relative TSR modifier at the end of the performance period. For additional detail regarding the 2021 PRSUs, see the section entitled “*Long-Term Incentive Compensation – Annual Equity Grant*” beginning on page 113 of this proxy statement. The grant date fair value of these performance-vesting restricted stock unit awards was determined in accordance with ASC 718 based upon the then-probable outcome as of the date of grant of each of the performance conditions underlying such awards and, because of the market condition component of the awards, was computed using a Monte Carlo simulation. For purposes of this grant date fair value, the Company deemed as *probable* as of the grant date the achievement of the commercial objectives and the financial objectives (consisting of meeting the profitability targets announced by the Company in December 2020 for FY 2023 (non-GAAP net income margin and EBITDA margin)), which commercial and financial objectives comprise 20% and 40%, respectively, of the total target value of the 2021 PRSUs. As of December 31, 2021, achievement of the financial objectives was no longer determined to be *probable*. Assuming on the date of grant that the highest level of performance would be achieved, the fair value of the 2021 PRSUs as calculated in accordance with ASC 718 was $5,169,491, $638,941, $1,103,621, $871,281 and $667,980 for Messrs. Pops and Brown, Dr. Hopkinson and Messrs. Jackson and Gaffin, respectively.

Included in the stock awards granted to the named executive officers in 2020 are the 2020 PRSUs, which, in order to vest, require achievement of certain commercial and pipeline performance conditions over a three-year performance period and are subject to a relative TSR modifier at the end of the performance period. For additional detail regarding the 2020 PRSUs, see the section entitled “*Long-Term Equity Incentives*” beginning on page 91 of our 2021 Proxy Statement. The grant date fair value of these performance-vesting restricted stock unit awards was determined in accordance with ASC 718 based upon the then-probable outcome of the performance conditions underlying such awards and, because of the market condition component of the awards, was computed using a Monte Carlo simulation. Assuming on the date of grant that the highest level of performance would be achieved, the fair value of the 2020 PRSUs as calculated in accordance with ASC 718 was $9,568,973, $1,075,173, $1,774,032 and $1,236,445 for Messrs. Pops and Frates, Dr. Hopkinson and Mr. Gaffin, respectively.

(3) The amounts in column (f) reflect the aggregate grant date fair value of option awards granted during 2021, 2020 and 2019, as indicated, computed in accordance with ASC 718. The assumptions used in the calculation of the fair value of option awards granted by us during these periods are included in footnote 2 “Summary of Significant Accounting Policies” to our consolidated financial statements for the year ended December 31, 2021 included in our Annual Report under the heading “*Share-Based Compensation*”. For additional details regarding the equity granted to our named executive officers in 2021, see the discussion in the section entitled “*Long-Term Incentive Compensation – Annual Equity Grant*” beginning on page 113 of this proxy statement. Included in the option awards granted to Mr. Pops during 2019 are (i) 382,200 time- and performance-vesting stock options that, in order to vest, require a greater than 50% increase in the Company’s share price from their grant date value for 30 consecutive trading days and, once that performance condition is met, remain subject to time-based vesting in equal annual installments over four years commencing on the first anniversary of the grant date, which had a grant date fair value computed using a Monte Carlo simulation model in accordance with ASC 718 of $6,414,272 and (ii) 121,000 time-vesting stock options that vest in equal annual installments over four years commencing on the first anniversary of the grant date, which had a grant date fair value computed using a Black-Scholes model in accordance with ASC 718 of $1,970,403.

(4) The amounts in column (g) reflect the performance cash awards paid to our named executive officers for services performed during 2021, 2020 and 2019, as indicated, pursuant to the Alkermes plc Affiliated Company 2021 Reporting Officer Performance Pay Plan (the “2021 Performance Pay Plan”), Alkermes plc Affiliated Company 2020 Reporting Officer Performance Pay Plan and the Alkermes plc Affiliated Company Fiscal Year 2019 Reporting Officer Performance Pay Plan, respectively. The performance cash award amounts paid to our named executive officers for services in 2021 as compared to their target performance cash awards for 2021 reflect 105% of target for Mr. Pops, 110% of target for Dr. Hopkinson and 115% of target for Messrs. Brown, Gaffin and Jackson. Mr. Frates terminated his employment with the Company in January 2021 and was therefore not eligible to receive a performance cash award for 2020 or 2021.

(5) The amounts in column (i) reflect the Company’s match on contributions made by the named executive officers to our 401(k) Plan. Column (i) for Mr. Frates also includes $192,009 for unused vacation time which was paid to Mr. Frates in 2021.

2021 Grants of Plan-Based Awards Table

The following table presents information on all grants of plan-based awards made in 2021 to our named executive officers. Mr. Frates terminated his employment with the Company in January 2021 and, accordingly, no target was established for him under the 2021 Performance Pay Plan and he was not granted any equity awards in 2021:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)(1)	(e)(1)	(f)	(g)(2)	(h)(2)	(i)(3)	(j)(4)	(k)	(l)(5)
Richard F. Pops	2/22/2021	—	—	—	—	—	—	—	342,187	19.73	3,463,250
	2/22/2021	—	—	—	—	225,545	422,897	—	—	—	3,101,695
	N/A	—	1,105,923	2,211,846	—	—	—	—	—	—	—
Iain M. Brown	2/22/2021	—	—	—	—	—	—	27,877	—	—	550,013
	2/22/2021	—	—	—	—	—	—	—	113,754	19.73	1,151,296
	2/22/2021	—	—	—	—	27,877	52,269	—	—	—	383,360
	N/A	—	250,000	500,000	—	—	—	—	—	—	—
Craig C. Hopkinson, M.D.	2/22/2021	—	—	—	—	—	—	48,151	—	—	950,019
	2/22/2021	—	—	—	—	—	—	—	196,484	19.73	1,988,600
	2/22/2021	—	—	—	—	48,151	90,283	—	—	—	662,159
	N/A	—	402,000	804,000	—	—	—	—	—	—	—
Blair C. Jackson	2/22/2021	—	—	—	—	—	—	38,014	—	—	750,016
	2/22/2021	—	—	—	—	—	—	—	155,119	19.73	1,569,949
	2/22/2021	—	—	—	—	38,014	71,276	—	—	—	522,759
	N/A	—	324,000	648,000	—	—	—	—	—	—	—
David J. Gaffin	2/22/2021	—	—	—	—	—	—	29,144	—	—	575,011
	2/22/2021	—	—	—	—	—	—	—	118,925	19.73	1,203,632
	2/22/2021	—	—	—	—	29,144	54,645	—	—	—	400,779
	N/A	—	293,125	586,250	—	—	—	—	—	—	—

Notes to 2021 Grants of Plan-Based Awards Table

(1) Represents the target and maximum amounts that could have been earned by each named executive officer under the 2021 Performance Pay Plan for the performance period of January 1, 2021 to December 31, 2021. The cash performance pay range for Mr. Pops was 0% to 200% of base salary with a target cash performance pay of 100% of base salary in effect at the time of award. The cash performance pay range for Dr. Hopkinson and Mr. Jackson was 0% to 120% of base salary with a target cash performance pay of 60% of base salary in effect at the time of award. The cash performance pay range for Messrs. Brown and Gaffin was 0% to 100% of base salary with a target cash performance pay of 50% of base salary in effect at the time of award. There are no other applicable estimated future payouts under non-equity incentive plan awards for our named executive officers under the 2021 Performance Pay Plan. For more information, see the discussion in the section entitled *"Short-Term Incentive Compensation – Annual Cash Performance Pay"* beginning on page 104 of this proxy statement, and see the *Summary*

Compensation Table on page 121 of this proxy statement for the actual cash performance pay amounts paid to our named executive officers for performance during 2021.

(2) Represents the target and maximum payouts for the 2021 PRSUs granted under the 2018 Plan that, in order to vest, require achievement of certain financial, commercial and pipeline performance conditions over a three-year performance period and are subject to a relative TSR modifier at the end of the same performance period. For additional detail, see the section entitled "*Long-Term Incentive Compensation – Annual Equity Grant*" beginning on page 113 of this proxy statement. No dividend equivalents are paid on unvested restricted stock unit awards.

(3) Represents time-vesting restricted stock unit awards granted under the 2018 Plan, which vest in four equal annual installments commencing on the first anniversary of the grant date. No dividend equivalents are paid on unvested restricted stock unit awards.

(4) Represents time-vesting stock options granted under the 2018 Plan, which vest in four equal annual installments commencing on the first anniversary of the grant date. Certain of the stock options qualify as incentive stock options under Section 422 of the Code.

(5) Represents the estimated grant date fair value of stock options and restricted stock unit awards granted to the named executive officers during 2021 computed in accordance with ASC 718. Assumptions used in the calculation of the fair value of option awards granted by us during 2021 are included in footnote 2 "Summary of Significant Accounting Policies" to our consolidated financial statements for the year ended December 31, 2021 included in our Annual Report under the heading "*Share-Based Compensation*". There can be no assurance that the stock options will be exercised (in which case no value will be realized by the optionee) or that the value realized upon exercise or settlement of a restricted stock unit award will equal the grant date fair value.

Narrative Disclosure to Summary Compensation Table and 2021 Grants of Plan-Based Awards Table

Employment Agreements. Each of our named executive officers has entered into a written employment agreement with us that provides for payment of base salary, eligibility for cash incentive compensation, participation in incentive compensation plans and employee benefit programs and potential severance benefits. For additional information regarding the base salaries, annual cash performance and long-term equity opportunities for our named executive officers, see the section entitled "*Executive Compensation—Compensation Discussion and Analysis*" beginning on page 94 of this proxy statement. For additional information regarding severance benefits provided under the employment agreements for our named executive officers, see the section entitled "*Potential Payments upon Termination or Change in Control*" beginning on page 130 of this proxy statement.

Base Salaries. For information regarding 2021 base salaries for our named executive officers, see the section entitled "*Base Salary*" on page 104 of this proxy statement.

Annual Cash Performance Pay Awards. Under our reporting officer performance pay plans, our named executive officers are eligible to receive an annual cash performance pay award based on the Company's performance against its corporate objectives and, for named executive officers other than the CEO, the contributions of each named executive officer to the achievement of our corporate objectives and such named executive officer's individual performance. For additional information regarding 2021 annual cash performance pay awarded to our named executive officers, see the section entitled "*Short-Term Incentive Compensation – Annual Cash Performance Pay*" beginning on page 104 of this proxy statement.

Equity Awards. Our 2018 Plan provides for the grant of stock options and stock awards to our eligible named executive officers, employees, non-employee directors and consultants. In 2021, we granted to our named executive officers time-vesting stock options and time-vesting restricted stock unit awards that vest in four equal annual installments commencing on the first anniversary of the grant date; we also granted performance-vesting restricted stock unit awards that, in order to vest, require achievement of certain financial, commercial and pipeline performance goals that are in line with our long-term business strategy over a three-year performance period and are subject to a relative TSR modifier at the end of the performance period. For additional information regarding our 2018 Plan, see Proposal 4 beginning on page 71 of this proxy statement and the summaries that follow, and for additional information regarding the equity awards granted to our named executive officers in 2021, see the *2021 Grants of Plan-Based*

Awards table and related footnotes above and the section entitled "*Long-Term Incentive Compensation – Annual Equity Grant*" beginning on page 113 of this proxy statement.

No Option or SAR Repricing. Our 2018 Plan explicitly prohibits repricing of options and stock appreciation rights in any manner without shareholder approval, including cancelling awards in exchange for cash or another award under the 2018 Plan, and we did not engage in any repricings or other modifications to any of our named executive officer equity awards during the year ended December 31, 2021.

Other Compensatory Arrangements. See the section entitled "*Additional Compensation Information*" beginning on page 117 of this proxy statement for a description of other compensatory arrangements and policies applicable to our named executive officers, including our Share Ownership and Holding Guidelines, our Clawback Policy and our retirement and other benefits.

Outstanding Equity Awards at 2021 Year End

The following table presents the outstanding equity awards held by each of our named executive officers as of December 31, 2021:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)[1]	(c)	(d)	(e)	(f)[2]	(g)[3]	(h)[9]	(i)	(j)[9]
Richard F. Pops	—	—	—	—	—	18,125 (4)	421,588	—	—
	—	—	—	—	—	64,800 (5)	1,507,248	—	—
	—	—	—	—	—	27,227 (8)	633,300	108,908 (8)	2,533,200
	—	—	—	—	—	—	—	225,545 (10)	5,246,177
	450,000	—	—	16.55	5/21/2022	—	—	—	—
	300,000	—	—	33.72	5/28/2023	—	—	—	—
	230,000	—	—	47.16	3/3/2024	—	—	—	—
	200,000	—	—	71.23	2/26/2025	—	—	—	—
	300,000	—	—	32.27	2/28/2026	—	—	—	—
	200,000	—	—	54.57	2/17/2027	—	—	—	—
	221,250	73,750	—	67.26	2/16/2028	—	—	—	—
	60,500	60,500	382,200 (11)	32.57	2/21/2029	—	—	—	—
	89,616	268,850	—	20.43	2/20/2030	—	—	—	—
	—	342,187	—	19.73	2/22/2031	—	—	—	—
Iain M. Brown	—	—	—	—	—	2,375 (4)	55,243	—	—
	—	—	—	—	—	9,600 (5)	223,296	—	—
	—	—	—	—	—	13,767 (6)	320,220	—	—
	—	—	—	—	—	27,877 (7)	648,419	—	—
	—	—	—	—	—	2,294 (8)	53,358	9,178 (8)	213,480
	—	—	—	—	—	—	—	27,877 (10)	648,419
	30,000	—	—	33.72	5/28/2023	—	—	—	—
	25,000	—	—	47.16	3/3/2024	—	—	—	—
	17,750	—	—	71.23	2/26/2025	—	—	—	—
	36,000	—	—	32.27	2/28/2026	—	—	—	—
	40,000	—	—	54.57	2/17/2027	—	—	—	—
	28,500	9,500	—	67.26	2/16/2028	—	—	—	—
	37,250	37,250	—	32.57	2/21/2029	—	—	—	—
	19,188	57,565	—	20.43	2/20/2030	—	—	—	—
	—	113,754	—	19.73	2/22/2031	—	—	—	—

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)[(1)]	(c)	(d)	(e)	(f)[(2)]	(g)[(3)]	(h)[(9)]	(i)	(j)[(9)]
Craig C. Hopkinson, M.D.	—	—	—	—	—	3,375 (4)	78,503	—	—
	—	—	—	—	—	13,750 (5)	319,825	—	—
	—	—	—	—	—	30,287 (6)	704,476	—	—
	—	—	—	—	—	48,151 (7)	1,119,992	—	—
	—	—	—	—	—	5,048 (8)	117,416	20,191 (8)	469,643
	—	—	—	—	—	—	—	48,151 (10)	1,119,992
	80,000	—	—	59.57	6/7/2027	—	—	—	—
	40,875	13,625	—	67.26	2/16/2028	—	—	—	—
	53,350	53,350	—	32.57	2/21/2029	—	—	—	—
	42,214	126,642	—	20.43	2/20/2030	—	—	—	—
	—	196,484	—	19.73	2/22/2031	—	—	—	—
Blair C. Jackson	—	—	—	—	—	2,375 (4)	55,243	—	—
	—	—	—	—	—	9,600 (5)	223,296	—	—
	—	—	—	—	—	13,767 (6)	320,220	—	—
	—	—	—	—	—	38,014 (7)	884,206	—	—
	—	—	—	—	—	2,294 (8)	53,358	9,178 (8)	213,480
	—	—	—	—	—	—	—	38,014 (10)	884,206
	49,999	—	—	16.55	5/21/2022	—	—	—	—
	40,000	—	—	33.72	5/28/2023	—	—	—	—
	30,000	—	—	47.16	3/3/2024	—	—	—	—
	23,500	—	—	71.23	2/26/2025	—	—	—	—
	45,000	—	—	32.27	2/28/2026	—	—	—	—
	35,000	—	—	54.57	2/17/2027	—	—	—	—
	28,500	9,500	—	67.26	2/16/2028	—	—	—	—
	37,250	37,250	—	32.57	2/21/2029	—	—	—	—
	19,188	57,565	—	20.43	2/20/2030	—	—	—	—
	—	155,119	—	19.73	2/22/2031	—	—	—	—
David J. Gaffin	—	—	—	—	—	3,375 (4)	78,503	—	—
	—	—	—	—	—	13,750 (5)	319,825	—	—
	—	—	—	—	—	21,109 (6)	490,995	—	—
	—	—	—	—	—	29,144 (7)	677,889	—	—
	—	—	—	—	—	3,518 (8)	81,829	14,072 (8)	327,315
	—	—	—	—	—	—	—	29,144 (10)	677,889
	30,000	—	—	33.72	5/28/2023	—	—	—	—
	25,000	—	—	47.16	3/3/2024	—	—	—	—
	17,750	—	—	71.23	2/26/2025	—	—	—	—
	36,000	—	—	32.27	2/28/2026	—	—	—	—
	40,000	—	—	54.57	2/17/2027	—	—	—	—
	40,875	13,625	—	67.26	2/16/2028	—	—	—	—
	53,350	53,350	—	32.57	2/21/2029	—	—	—	—
	29,422	88,266	—	20.43	2/20/2030	—	—	—	—
	—	118,925	—	19.73	2/22/2031	—	—	—	—

Notes to Outstanding Equity Awards Table

(1) The grant date of all stock options is ten years prior to the option expiration date (column (f)). With the exception of the amounts in column (d), all stock options vest in four equal annual installments, commencing on the first anniversary of the grant date. Stock options granted in 2018 or earlier were granted under the 2011 Plan. Stock options granted in 2019 or later were granted under the 2018 Plan.

(2) Stock options expire ten years from the grant date.

(3) Time-vesting restricted stock unit awards vest in four equal annual installments, commencing on the first anniversary of the grant date. No dividend equivalents are paid on restricted stock unit awards. In the event that an individual's employment or other service relationship with us is terminated for any reason, except in the event of death, permanent disability or a Sale Event (as defined in the stock plan under which the award was granted), time-vesting restricted stock unit awards are forfeited on the date of termination.

(4) Time-vesting restricted stock unit awards granted on February 16, 2018 under the 2011 Plan.

(5) Time-vesting restricted stock unit awards granted on February 21, 2019 under the 2018 Plan.

(6) Time-vesting restricted stock unit awards granted on February 20, 2020 under the 2018 Plan.

(7) Time-vesting restricted stock unit awards granted on February 22, 2021 under the 2018 Plan.

(8) Performance-vesting restricted stock unit awards granted on February 20, 2020 under the 2018 Plan that, in order to vest, require achievement of certain commercial and pipeline performance conditions over a three-year performance period ending on December 31, 2022 and that are subject to a relative TSR modifier at the end of the performance period. For additional detail, see the discussion in the section entitled "*Long-Term Equity Incentives*" beginning on page 91 of our 2021 Proxy Statement. The amounts shown as of December 31, 2021 reflect that in September 2021, the Compensation Committee determined that the Company had achieved two of the three pipeline performance conditions underlying these performance-vesting restricted stock unit awards, as set forth in more detail in the section entitled "*2020 Long-Term Incentive Plan Achievements*" beginning on page 116 of this proxy statement. As a result, in accordance with the pre-determined vesting schedule for these performance-vesting restricted stock unit awards, 37.5% of the total target number of shares underlying the restricted stock unit awards vested upon such determination and, as such, are no longer presented in this table. The amounts shown in column (g) represent an additional 12.5% of the total target number of shares underlying the pipeline performance conditions achieved, which are scheduled to vest on the third anniversary of the grant date. The amounts shown in column (i) represent the remaining 50% of the total target number of shares underlying the restricted stock unit awards, for which the commercial performance conditions will be assessed at the end of the performance period. No dividend equivalents are paid on restricted stock unit awards. In the event that an individual's employment or other service relationship with the Company is terminated for any reason, except in the event of death, permanent disability or a Sale Event (as defined in the stock plan under which the award was granted), performance-vesting restricted stock unit awards are forfeited on the date of termination.

(9) Market value is based on the closing price of our ordinary shares on December 31, 2021 as reported by Nasdaq, which was $23.26.

(10) Performance-vesting restricted stock unit awards granted on February 22, 2021 under the 2018 Plan that, in order to vest, require achievement of certain financial, commercial and pipeline performance conditions over a three-year performance period ending on December 31, 2023 and that are subject to a relative TSR modifier at the end of the performance period. For additional detail, see the discussion in the section entitled "*Long-Term Incentive Compensation – Annual Equity Grant*" beginning on page 113 of this proxy statement. As of December 31, 2021, none of the performance criteria underlying these performance-vesting restricted stock unit awards have been achieved. No dividend equivalents are paid on restricted stock unit awards. In the event that an individual's employment or other service relationship with the Company is terminated for any reason, except in the event of death, permanent disability or a Sale Event (as defined in the stock plan under which the award was granted), performance-vesting restricted stock unit awards are forfeited on the date of termination.

(11) Performance- and time-vesting stock options granted under the 2018 Plan that, in order to vest, require the achievement of a greater than 50% increase in the Company's share price from their grant date value for 30 consecutive trading days, and once that performance condition is met, remain subject to time-based vesting in four equal annual installments commencing on the first anniversary of the grant date.

2021 Option Exercises and Stock Vested

The following table presents information regarding option exercises and vesting of restricted stock unit awards for each named executive officer during 2021:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Name (a)	(b)	(c)	(d)	(e)
Richard F. Pops	400,000	1,536,145	140,957	3,667,292
Iain M. Brown	75,000	603,843	21,148	491,413
James M. Frates	163,435	400,577	—	—
Craig C. Hopkinson, M.D.	—	—	36,738	891,815
Blair C. Jackson	34,503	140,478	20,898	486,421
David J. Gaffin	43,250	356,231	30,341	712,077

2021 Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

2021 Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined benefit plans or defined contribution plans maintained by us.

Potential Payments upon Termination or Change in Control

If, during the term of a named executive officer's employment agreement with us, we terminate such named executive officer's employment without "cause" or such named executive officer terminates their employment for "good reason" (e.g., a material diminution in his responsibilities, authority, powers, functions, duties or compensation or a material change in the geographic location at which they must perform their employment) and such named executive officer thereafter signs a general release of claims, we will provide severance, as follows: to Mr. Pops, over a twenty-four-month period, we will pay an amount equal to two times the sum of (i) current base salary, plus (ii) the average of the annual cash incentive compensation received for the two immediately preceding years, and will provide for continued participation in our health benefit plans during such twenty-four-month period; and to Messrs. Brown, Jackson, Gaffin and Dr. Hopkinson, over a twelve-month period, we will pay an amount equal to the sum of (i) current base salary plus (ii) the average of the annual cash incentive compensation received for the two immediately preceding years, and will provide for continued participation in our health benefit plans during such twelve-month period. Mr. Frates terminated his employment with the Company in January 2021, and he did not receive any severance payments or benefits in connection with his termination other than a payment in respect of accrued but unused vacation time.

Under the employment agreements with our named executive officers, in the event of a change in control, each named executive officer would be entitled to continue their employment with us for a period of two years following the change in control. If, during this two-year period, the employment of such named executive officer is terminated without "cause" or if such named executive officer terminates their employment for "good reason," such executive officer shall be paid a pro-rata amount of their annual cash incentive compensation (based upon the average of such executive officer's annual cash incentive compensation for the prior two years) for the year in which the termination occurs. Additionally, such executive officer will receive a lump sum payment equal to: for Mr. Pops two times; and for Messrs. Brown, Jackson, Gaffin and Dr. Hopkinson, one and one-half times, the sum of their then-base salary (or the base salary in effect at the time of the change in control, if higher) plus an amount equal to the average of the annual cash incentive compensation received for the two immediately preceding years. Messrs. Pops, Brown, Jackson, Gaffin and Dr. Hopkinson will also be entitled to continued participation in our health benefit plans: for Mr. Pops, for a period of two

years following the date of termination; and for Messrs. Brown, Jackson, Gaffin and Dr. Hopkinson, for a period of eighteen months following the date of termination. These change in control payments are expressly in lieu of, and supersede, those severance payments and benefits otherwise payable if such executive officer is terminated without "cause" or if such executive officer terminates their employment for good reason, provided that such termination occurs within two years after the occurrence of the first event constituting a change in control and that such first event occurs during the period of employment of the named executive officer. Messrs. Pops and Jackson are also entitled to a "gross-up payment" equal to the excise tax imposed upon the severance payment made in the event of a change in control, if any payment or benefit to the executive, whether pursuant to the employment agreement or otherwise, is considered an "excess parachute payment" and subject to an excise tax under the Code. In 2009, we discontinued providing such gross-up payments to newly hired employees. Messrs. Brown and Gaffin and Dr. Hopkinson are not entitled to a gross-up payment in the event of a change in control.

Under the terms of our 2018 Plan, the Administrator has the authority to determine the conditions under which any award under such plan will become exercisable in the event of a change in control (referred to as a Sale Event in the 2018 Plan) at the time of grant of such award. Upon a change in control, except to the extent the Administrator may otherwise specify, all then-outstanding stock options become vested and exercisable, all then-outstanding time-vesting stock awards become vested, and all then-outstanding performance-vesting restricted stock unit awards may become vested and nonforfeitable in the Administrator's discretion.

Potential Post-Termination Payments

The following table summarizes the potential payments to our named executive officers (other than Mr. Frates) under various termination events. The table assumes that the triggering event occurred on December 31, 2021, the last business day of 2021, and the calculations use the closing price of our ordinary shares on December 31, 2021 as reported by Nasdaq, which was $23.26 per share. Due to Mr. Frates voluntarily terminating his employment with the Company effective January 2021, he was not eligible for any potential payments or benefits under any of the various termination events below as of December 31, 2021, and he did not receive any severance payments or benefits in connection with his termination other than a payment in respect of accrued but unused vacation time.

Name and Payment Elements		Involuntary Termination Without Cause or Voluntary Termination for Good Reason Not Following a Change in Control		Involuntary Termination Without Cause or Voluntary Termination for Good Reason Following a Change in Control
Richard F. Pops				
Cash Compensation:				
Severance	$	4,104,501	$	5,050,829
Equity Awards:				
Stock Options and awards [1]		—		12,310,278
Benefits:				
Health and Dental Insurance		49,319		49,319
Total	$	4,153,820	$	17,410,426
Iain M. Brown				
Cash Compensation:				
Severance	$	706,773	$	1,266,931
Equity Awards:				
Stock Options and awards [1]		—		2,726,896
Benefits:				
Health and Dental Insurance		24,660		36,989
Total	$	731,433	$	4,030,816
Craig C. Hopkinson, M.D.				
Cash Compensation:				
Severance	$	1,039,563	$	1,928,906
Equity Awards:				
Stock Options and awards [1]		—		4,981,832
Benefits:				
Health and Dental Insurance		24,660		36,989
Total	$	1,064,223	$	6,947,727
Blair C. Jackson				
Cash Compensation:				
Severance	$	797,798	$	1,454,495
Equity Awards:				
Stock Options and awards [1]		—		3,344,488
Benefits:				
Health and Dental Insurance		24,660		36,989
Total	$	822,458	$	4,835,972
David J. Gaffin				
Cash Compensation:				
Severance	$	886,207	$	1,629,266
Equity Awards:				
Stock Options and awards [1]		—		3,323,843
Benefits:				
Health and Dental Insurance		24,660		36,989
Total	$	910,867	$	4,990,098

Notes to Post-Termination Payments Table

(1) Represents acceleration of vesting of unvested stock options and restricted stock unit awards, using a value per share of $23.26 (the closing price for our shares on December 31, 2021) for the unvested portions of time-vesting and performance-vesting restricted stock unit awards (assuming the target grant amount) and, for unvested stock options with an exercise price below $23.26 per share, a value per share equal to the difference between $23.26 and the exercise price.

Pay Ratio

For 2021, the annual total compensation for our CEO, including the value of employer paid health care benefits, as discussed below, was $8,871,248 and for our median employee was $201,944 (also including the value of employer paid health care benefits), resulting in a pay ratio of approximately 44 to 1.

The annual total compensation for our CEO in this pay ratio disclosure differs from the annual total compensation amounts reflected in the *Summary Compensation Table* on page 121 of this proxy statement because we included the value of employer paid health care benefits (estimated for our CEO and eligible dependents at $24,659) in order to produce a more representative disclosure of our employees' compensation. We also added the value of employer paid health care benefits to the median compensated employee's compensation for purposes of this pay ratio disclosure. The annual total compensation for our median compensated employee does not represent an average of the compensation paid to our employees, but rather it is the compensation paid to the particular employee identified as our median employee.

We identified the median employee for 2021 by (i) aggregating for each applicable employee (A) base salary as of October 1, 2021 (or wages multiplied by annual work schedule, for hourly employees), (B) the target bonus for 2021 and (C) the estimated fair value of any equity awards granted during 2021, and (ii) ranking this annual compensation measure for our employees from lowest to highest.

This calculation was performed for 2,221 individuals, excluding our CEO, who were employed by us on October 1, 2021, whether employed on a full-time or part-time basis. In order to present a more accurate representation of comparative annual compensation, we annualized compensation for any permanent employees that were only employed for part of 2021, and converted amounts paid in a currency other than U.S. dollars to U.S. dollars based on the average year-to-date exchange rate on October 1, 2021. No employees located in jurisdictions outside of the U.S. were excluded from the calculation under the regulation's *de minimis* exemption.

This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K (the "Rule"). In light of the numerous different methodologies, assumptions, adjustments and estimates that companies may apply in compliance with the Rule, this information should not be used as a basis for comparison between different companies.

Certain Relationships and Related Person Transactions

Policies and Procedures Concerning Related Person Transactions

The Audit and Risk Committee, pursuant to its written charter adopted by the Board, a current copy of which can be found on the Corporate Governance page of the Investors section of our website at *www.alkermes.com*, is responsible for reviewing all transactions with related persons, including transactions that would be required to be disclosed in this proxy statement in accordance with SEC rules.

Following the end of each calendar quarter, we ask our directors and executive officers to disclose a list of their "related parties"; this practice is not pursuant to a written policy or procedure. Related parties are defined as any public, private, for profit, or non-profit company or organization of which they or their immediate family member is an officer, director or 10% or greater shareholder. All reported "related parties" are sent to our Finance department, which checks them against transactions of the Company in that prior quarter. At each Audit and Risk Committee meeting held to review our quarterly financial results, any transactions between a reported related party and the Company are reported to the Audit and Risk Committee for its review and, if deemed necessary by the Audit and Risk Committee in its sole discretion, approval.

In addition, under our Code of Business Conduct and Ethics, each of our directors, officers and employees is required to promptly disclose any matter that they believe might raise doubt regarding their ability to act objectively and in the Company's best interest and, in certain circumstances, receive approval for such matters, as described in our Code of Business Conduct and Ethics. Under our Articles of Association and in accordance with the Companies Act, each of our directors is required to declare to the Board any interest that they have, whether direct or indirect, in any contract, transaction or arrangement or any proposed contract, transaction or arrangement with the Company.

Since January 1, 2021, we have not engaged in any transactions, nor are any such transactions currently proposed, in which we were a participant and the amount involved exceeded $120,000, and in which any related person had or will have a direct or indirect material interest.

Equity Compensation Plan Information

The following table provides information as of December 31, 2021 about:

- the number of ordinary shares subject to issuance upon exercise of outstanding stock options and vesting of outstanding restricted stock unit awards under equity compensation plans adopted by us;

- the weighted-average exercise price of outstanding stock options under equity compensation plans adopted by us; and

- the number of ordinary shares available for future issuance under our 2018 Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights [1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights [2]	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	16,747,819	$ 34.02	13,800,151
Equity compensation plans not approved by security holders	—	—	—

(1) This excludes 6,322,685 ordinary shares issued as time-vesting restricted stock unit awards and 877,862 ordinary shares issued as performance-vesting restricted stock unit awards, all of which are subject to forfeiture until such awards vest in full.

(2) Represents the weighted-average exercise price of outstanding stock options under our equity compensation plans. This does not include outstanding restricted stock unit awards under our equity compensation plans as such awards do not have an exercise price.

Other Information

Other Business

The Board does not intend to present at the Annual Meeting any business other than that set forth in this proxy statement. If any other matter is presented at the Annual Meeting which under applicable proxy regulations need not be included in this proxy statement or which the Board did not know a reasonable time before this solicitation would be presented, and if such matter is permitted as a matter of Irish law, the persons identified as the named proxy holders in the accompanying proxy card will have authority to vote proxies with respect to such matter in their discretion.

Independent Auditor and Accounting Firm

PwC, our independent auditor and accounting firm, audited the consolidated financial statements of the Company for 2021. One or more representatives of PwC is expected to attend the Annual Meeting. Such representative(s) will be given an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Shareholder Proposals for the Company's 2023 Annual General Meeting of Shareholders

Our shareholders may submit proposals on matters appropriate for shareholder action at shareholder meetings in accordance with Rule 14a-8 under the Exchange Act. For such Rule 14a-8 proposals to be included in our proxy materials relating to our 2023 annual general meeting of shareholders, all applicable requirements of Rule 14a-8 must be satisfied and, pursuant to Rule 14a-8, such proposals must be received by us no later than February 6, 2023. However, if the date of our 2023 annual general meeting of shareholders is changed such that it is more than 30 days from the first anniversary of the Annual Meeting, then the deadline will be a reasonable time prior to the time that we begin to print and mail proxy materials for our 2023 annual general meeting of shareholders. Such shareholder proposals must be delivered to the attention of our Company Secretary at the Company's registered office at Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary. In addition to the requirements as to form and substance established by the SEC, shareholder proposals must be a proper subject for shareholder action under Irish law and our Articles of Association to be included in our proxy materials.

Procedure for Recommendations by Shareholders of Director Nominees

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. A shareholder who wishes to recommend individuals for consideration by the Nominating and Corporate Governance Committee may do so only by delivering a written recommendation to our Company Secretary at Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary, with the director candidate's name, biographical information and qualifications and a document indicating the director candidate's willingness to serve if elected.

Procedure for Nomination by Shareholders of Director Nominees

The above procedure applies to recommendations by shareholders of director candidates to be nominated by the Company. Shareholders who instead desire to nominate on their own behalf one or more persons for election to the Board at an annual general meeting of shareholders must comply with the deadlines and other requirements set forth in the Company's Articles of Association in respect of shareholder nominations, including the applicable notice, information and consent provisions. Pursuant to our Articles of Association, nominations by our shareholders of persons for election to the Board at our 2023 annual general meeting of shareholders must be received by our Company Secretary between December 8, 2022 and February 6, 2023; *provided, however*, that in the event that the date of our 2023 annual general meeting of shareholders is changed by more than 30 days from the first anniversary date of the Annual Meeting, notice must be delivered no earlier than 180 days prior to, nor later than 120 days prior to, our 2023 annual general meeting of shareholders or, if later, the 10th day following the day on which public announcement of the date of our 2023 annual general meeting of shareholders is first made.

In addition to the applicable notice requirements under our Articles of Association described in the preceding paragraph, in order to comply with the SEC's universal proxy rules (once effective), shareholders who desire to nominate one or more persons for election to the Board at our 2023 annual general meeting of shareholders must provide notice to the Company that sets forth all of the information required by Rule 14a-19 under the Exchange Act, which notice must be received by our Company Secretary no later than May 8, 2023.

Expenses and Solicitation

The costs of proxy solicitation, including expenses relating to the preparation, printing and mailing to shareholders of this proxy statement and other proxy materials for the Annual Meeting, will be borne by the Company. The Company will also reimburse banks, brokers and other nominees for their reasonable out-of-pocket costs incurred in connection with forwarding the proxy materials for the Annual Meeting to beneficial owners and obtaining beneficial owners' voting instructions. In addition to soliciting proxies by mail, proxies may also be solicited on behalf of the Company by our directors and certain of our officers and regular employees, whether in person, by mail, by telephone or by email or other electronic means, without any additional compensation for any such solicitation efforts. The Company may also solicit proxies by email from shareholders who are our employees or who previously requested to receive proxy materials electronically.

The Company has retained Innisfree M&A Incorporated to assist in the solicitation of proxies at an estimated cost of up to $800,000, plus the reimbursement of reasonable expenses. Innisfree expects that approximately 50 of its employees will assist in the solicitation. The Company also agreed to indemnify Innisfree against certain liabilities relating to, or arising out of, its retention. Innisfree may solicit proxies by mail, telephone, facsimile and email. The Company's aggregate expenses, including those of Innisfree M&A Incorporated, the Company's outside legal counsel and other outside advisors, related to the Company's solicitation of proxies and in excess of expenses normally spent for an annual meeting of shareholders in which there is not a proxy contest, and excluding salaries and wages of our employees and officers, are currently expected to be approximately $6 million, of which approximately $3.5 million has been incurred as of the date of this proxy statement.

Delivery of Documents to Shareholders Sharing an Address ("Householding")

SEC rules permit companies and intermediaries (such as brokers) to satisfy the delivery requirements for notices of internet availability of proxy materials and other proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of such notices or proxy materials, as applicable, addressed to those shareholders. This practice is also known as "householding". In order to reduce the volume of duplicate information received at households and help reduce the costs and environmental impact of the Annual Meeting, a single copy of our proxy materials may be mailed to multiple shareholders who share an address unless we receive contrary instructions from one or more of the shareholders sharing such address. We will deliver promptly a separate copy of our proxy materials to any shareholder who writes or calls the Company Secretary at:

Alkermes plc, Attention: Company Secretary
Connaught House, 1 Burlington Road
Dublin 4, Ireland, D04 C5Y6
+353 1 772-8000

If you or your household is receiving multiple copies of our proxy materials and you wish instead to request delivery of only a single copy in the future, you may contact us as described above.

Presentation of Irish Statutory Financial Statements

Our Irish statutory financial statements for the year ended December 31, 2021, including the reports of the directors and the independent auditor and accounting firm thereon, will be presented at the Annual Meeting in accordance with the requirements of the Companies Act in the form approved by the Board. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual Meeting. Our Irish statutory financial statements, including the related reports thereon, are available on the Annual Reports page of the Investors section of our website at *www.alkermes.com.* Shareholders may also request a printed copy of such statements and reports free of charge, by writing to our Company Secretary at Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary.

United States Securities and Exchange Commission Reports

Copies of our Annual Report, as filed with the SEC on February 16, 2022, are available to shareholders free of charge through the Investors section of our website at *www.alkermes.com* or by writing to Alkermes plc, Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary.

Registered and Principal Executive Offices

The registered and principal executive offices of Alkermes plc are located at Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6. The telephone number at these offices is +353 1 772-8000.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. In some cases, these statements can be identified by use of forward-looking terminology such as "may," "will," "could," "should," "would," "expect," "anticipate," "continue," "believe," "plan," "estimate," "intend" or other similar words. Actual results might differ materially from those expressed or implied in our forward-looking statements because these forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those risks and uncertainties described in the Risk Factors section of our Annual Report and in subsequent filings made by us with the SEC. Shareholders are cautioned not to place undue reliance on any forward-looking statements contained in this proxy statement, which speak only as of the date of this proxy statement or as of the date indicated in the forward-looking statement. Except as required by law, we disclaim any intention or responsibility for updating or revising any forward-looking statements contained in this proxy statement.

Incorporation by Reference

To the extent that this proxy statement is incorporated by reference into any other filing made by us under the Securities Act or the Exchange Act, the sections of this proxy statement entitled "*Compensation Committee Report*" and "*Report of the Audit and Risk Committee*" will not be deemed incorporated unless and except to the extent that we specifically incorporate such sections in such a filing. Such sections shall also not be deemed to be "soliciting material" or deemed to be "filed" with the SEC. Website references and links to other materials are for convenience only, and the content and information contained on or connected to our website is not incorporated by reference into this proxy statement and should not be considered part of this proxy statement or any other filing that we make with the SEC.

APPENDIX A

ALKERMES PLC

2018 Stock Option and Incentive Plan, as amended

SECTION 1. *GENERAL PURPOSE OF THE PLAN; DEFINITIONS*

The name of the plan is the Alkermes plc 2018 Stock Option and Incentive Plan (the "*Plan*"). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and consultants of Alkermes plc, an Irish public limited company (the "*Company*"), and its Subsidiaries upon whose judgment, initiative and efforts the Company and its Subsidiaries largely depend for the successful conduct of their business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer alignment of their interests with those of the Company and its shareholders, thereby stimulating their efforts on the Company's and its Subsidiaries' behalf and strengthening their desire to remain with the Company and its Subsidiaries.

The following terms shall be defined as set forth below:

"*2008 Plan*" means the Alkermes plc Amended and Restated 2008 Stock Option and Incentive Plan, as amended.

"*2011 Plan*" means the Alkermes plc 2011 Stock Option and Incentive Plan, as amended.

"*2011 Plan Available Shares*" means the Shares that remained available for grant under the 2011 Plan as of the 2020 Annual Meeting (which Shares, as of the 2020 Annual Meeting, ceased to be available for grant under the 2011 Plan and became available for issuance pursuant to Awards under this Plan).

"*2020 Annual Meeting*" means the 2020 Annual General Meeting of Shareholders of the Company.

"*Act*" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"*Administrator*" means the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

"*Award*" or "*Awards,*" except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Cash-Based Awards and Performance Share Awards.

"*Award Certificate*" means a written or electronic certificate setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

"*Board*" means the Board of Directors of the Company.

"*Cash-Based Award*" means an Award entitling the recipient to receive a cash-denominated payment.

"*Code*" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"*Companies Act*" means the Irish Companies Act 2014, all enactments which are to be read as one, or construed or read together as one with the Irish Companies Act 2014 and every statutory modification or reenactment thereof for the time being in force.

"Disability" means, with respect to a grantee, the inability of such grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Company on the basis of such medical evidence as the Company deems warranted under the circumstances. For clarity, any reference to "disability" or "permanent disability" in any Award Certificate shall mean "Disability," as defined herein.

"Effective Date" means the date set forth in Section 18.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Fair Market Value" of the Shares on any given date for purposes of the Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, means the fair market value of the Shares determined in good faith by the Administrator; provided, however, that if the Shares are admitted to quotation on the Nasdaq Global Select Market ("*Nasdaq*") or another national securities exchange, the determination shall be made by reference to the closing price reported by Nasdaq or such other exchange for such date. If the market is closed on such date, the determination shall be made by reference to the last date preceding such date for which the market is open.

"Incentive Stock Option" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Non-Employee Director" means a member of the Board who is not also an employee of the Company or any Subsidiary.

"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option" or *"Stock Option"* means any option to purchase Shares granted pursuant to Section 5.

"Performance-Based Award" means any Restricted Stock Award, Restricted Stock Unit Award, Performance Share Award or Cash-Based Award granted pursuant to Section 10.

"Performance Criteria" means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria (which shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group, or a Subsidiary) that will be used to establish Performance Goals are the following: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Shares, economic value-added, initiation or completion of clinical trials, results of clinical trials, drug development or commercialization milestones, collaboration milestones, operational measures including production capacity and capability, hiring and retention of key managers, expense management, capital raising transactions, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, gross or net profit levels, operating margins, earnings (loss) per Share, sales or market shares, and any other measures of performance selected by the Administrator, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

"Performance Cycle" means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee's right to and the payment of a Restricted Stock Award, Restricted Stock Unit Award, Performance Share Award or Cash-Based Award. Each such period shall not be less than 12 months.

"Performance Goals" means the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

"Performance Share Award" means an Award entitling the recipient to acquire Shares upon the attainment of specified Performance Goals.

"Prior Plans Returning Shares" means any Shares underlying any outstanding awards granted under the 2011 Plan or the 2008 Plan, in each case that are forfeited, canceled, repurchased or otherwise terminated (other than by exercise) from and after the 2020 Annual Meeting (which Shares, as and when they become Prior Plans Returning Shares, shall become available for issuance pursuant to Awards under this Plan, notwithstanding anything to the contrary in the terms of the 2011 Plan or the 2008 Plan).

"Restricted Stock Award" means an Award entitling the recipient to acquire, at such purchase price (which may be zero) as determined by the Administrator, Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

"Restricted Stock Unit Award" means an Award of phantom stock units to a grantee.

"Sale Event" shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation in which the outstanding Shares are converted into or exchanged for securities of the successor entity and the holders of the Company's outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, or (iii) the sale of all of the Shares to an unrelated person or entity.

"Sale Price" means the value as determined by the Administrator of the consideration payable, or otherwise to be received by shareholders, per Share pursuant to a Sale Event.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Share" or *"Shares"* means the ordinary shares, par value $.01 per share, of the Company, subject to adjustments pursuant to Section 3.

"Stock Appreciation Right" means a right to receive the appreciation on Shares granted pursuant to Section 5.

"Subsidiary" means any corporation or other entity in which the Company has at least a 50 percent interest, either directly or indirectly.

"Ten Percent Owner" means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of shares of the Company or any subsidiary corporation of the Company, within the meaning of Section 424 of the Code.

SECTION 2.   *ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS*

(a) *Administration of Plan.*   The Plan shall be administered by the Administrator.

(b) *Powers of Administrator.*   The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

> (i)   to select the individuals to whom Awards may from time to time be granted;

> (ii)   to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Cash-Based Awards and Performance Share Awards, or any combination of the foregoing, granted to any one or more grantees;

> (iii)   to determine the number of Shares to be covered by any Award;

        (iv)   to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the form of written (or electronic) instruments evidencing the Awards;

        (v)   subject to the provisions of Sections 5(a)(iii), 6(d) and 7(a), to accelerate at any time the exercisability or vesting of all or any portion of any Award;

        (vi)   subject to the provisions of Section 5(a)(ii), to extend at any time the period in which Stock Options or Stock Appreciation Rights may be exercised; and

        (vii)   at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written and electronic instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company, Subsidiaries and Plan grantees.

(c) *Delegation of Authority to Grant Awards.*   Subject to applicable law, the Administrator, in its discretion, may delegate to a subcommittee comprised of one or more members of the Board all or part of the Administrator's authority and duties with respect to the granting of Awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act. Any such delegation by the Administrator shall include a limitation as to the amount of the Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price, in the case of Stock Options and Stock Appreciation Rights, and the vesting criteria for the Award. The Administrator may revoke or amend the terms of a delegation at any time, but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan.

(d) *Award Certificates.*   Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e) *Indemnification.*   Subject to Section 235 of the Companies Act, neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company's articles or bylaws or any directors' and officers' liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) *Foreign Award Recipients.*   Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to the Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the Share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.   *SHARES ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION*

(a) *Shares Issuable.*   The maximum number of Shares reserved and available for issuance under the Plan shall be equal to the sum of: (i) 35,900,000 Shares; (ii) 1,199,965 Shares, which is the number of 2011 Plan Available Shares; and (iii) the Prior Plans Returning Shares, as such Shares become available from time to time. For purposes of this limitation, the Shares underlying any Awards that are forfeited, canceled, repurchased or otherwise terminated (other than by exercise) shall be added back to the number of Shares available for issuance under the Plan. Shares tendered or held back upon exercise of an Option or Stock Appreciation Right or settlement of an Award to cover the exercise price or tax withholding shall not be added back to the number of Shares available for issuance under the Plan. In addition, upon net exercise of Options, the gross number of Shares exercised shall be deducted from the total number of Shares available for issuance under the Plan. Shares purchased in the open market with proceeds from the exercise of Options and Stock Appreciation Rights shall not be added to the number of Shares available for issuance under the Plan. In the event that a Stock Appreciation Right is settled in Shares, the gross number of Shares subject to the Stock Appreciation Right shall be deducted from the total number of Shares available for issuance under the Plan. Subject to such overall limitations, Shares may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that no more than 45,900,000 Shares may be issued in the form of Incentive Stock Options. The Shares issued under the Plan may be issued from treasury or otherwise.

(b) *Effect of Awards.*   The grant of any full value Award (i.e., an Award other than an Option or Stock Appreciation Right) shall be deemed, for purposes of determining the number of Shares available for issuance under Section 3(a), as an Award of 1.8 Shares for each such Share actually subject to the Award and shall be treated similarly if added back to the number of Shares available for issuance when forfeited, canceled, repurchased or otherwise terminated as provided in Section 3(a). Any Prior Plans Returning Share subject to a full value award (i.e., an award other than a stock option or stock appreciation right with respect to which the exercise price is at least 100% of the fair market value of the shares subject to such stock option or stock appreciation right on the date of grant) shall be added to the number of Shares available for issuance under Section 3(a) as 1.8 Shares. The grant of an Option or Stock Appreciation Right shall be deemed, for purposes of determining the number of Shares available for issuance under Section 3(a), as an Award for one Share for each such Share actually subject to the Award and shall be treated similarly if added back to the number of Shares available for issuance when forfeited, canceled, repurchased or otherwise terminated as provided in Section 3(a). Any Prior Plans Returning Share subject to a stock option or stock appreciation right with respect to which the exercise price is at least 100% of the fair market value of the shares subject to such stock option or stock appreciation right on the date of grant shall be added to the number of Shares available for issuance under Section 3(a) as one Share.

(c) *Changes in Shares.*   Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the Company's capital shares, the outstanding Shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such Shares or other securities, or, if, as a result of any merger or consolidation, or sale of all or substantially all of the assets of the Company, the outstanding Shares are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of Shares reserved for issuance under the Plan, including the maximum number of Shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of Shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per Share subject to each outstanding Restricted Stock Award, and (iv) the price for each Share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Shares subject to the Stock Option or Stock Appreciation Right) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of Shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional Shares shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional Shares.

(d) *Mergers and Other Transactions.*   Except as the Administrator may otherwise specify with respect to particular Awards in the relevant Award documentation, in the case of and subject to the consummation of a Sale Event, all Options and Stock Appreciation Rights that are not vested and exercisable immediately prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event and all other Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator's discretion. Upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate, unless provision is made in connection with the Sale Event in the sole discretion of the parties thereto for the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder). In the event of such termination, the Company shall make or provide for a cash payment to the grantees holding Options or Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of Shares subject to outstanding Options or Stock Appreciation Rights (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options or Stock Appreciation Rights.

(e) *Substitute Awards.*   The Administrator may grant Awards under the Plan in substitution for stock and stock-based awards held by employees, directors or consultants of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the Share limitation set forth in Section 3(a).

SECTION 4.   *ELIGIBILITY*

Grantees under the Plan will be such full or part-time officers and other employees, Non-Employee Directors and consultants of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5.   *STOCK OPTIONS AND STOCK APPRECIATION RIGHTS*

Any Stock Option or Stock Appreciation Right granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

(a) *Grant of Stock Options and Stock Appreciation Rights.*   The Administrator in its discretion may grant Stock Options and Stock Appreciation Rights to eligible employees, Non-Employee Directors, and consultants of the Company or any Subsidiary. Stock Options and Stock Appreciation Rights granted pursuant to this Section 5(a) shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. If the Administrator so determines, Stock Options and Stock Appreciation Rights may be granted in lieu of cash compensation at the grantee's election, subject to such terms and conditions as the Administrator may establish. Each Stock Appreciation Right will be denominated in Share equivalents.

(i)   *Exercise Price.*   The exercise price per Share covered by a Stock Option or Stock Appreciation Right granted pursuant to this Section 5(a) shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant.

In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price per Share of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date.

(ii)   *Term and Termination.*   The term of each Stock Option and Stock Appreciation Right shall be fixed by the Administrator, but no Stock Option or Stock Appreciation Right shall be exercisable more than ten years after the date the Stock Option or Stock Appreciation Right is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant. Unless otherwise determined by the Administrator on or after the date of grant, if a grantee's employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason (including if a Subsidiary ceases to be a Subsidiary of the Company), the portion of each Stock Option and Stock Appreciation Right held by the grantee that is not then exercisable shall be immediately forfeited. Unless otherwise determined by the Administrator on or after the date of grant, the grantee may exercise the exercisable portion of his Stock Options and Stock Appreciation Rights until the earlier of three months after such date of termination or the expiration of the stated term of such Stock Option or Stock Appreciation Right.

(iii)   *Vesting and Exercisability; Rights of a Shareholder.*   Stock Options and Stock Appreciation Rights shall become vested and exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date, provided they shall not be vested or exercisable for a period of not less than one year from the date of grant. A grantee shall have the rights of a shareholder only as to Shares acquired upon the exercise of a Stock Option or Stock Appreciation Right and not as to unexercised Stock Options or Stock Appreciation Rights. The Administrator may accelerate vesting during the minimum vesting period only in the case of a grantee's death, Disability or retirement or upon a Sale Event, and otherwise may accelerate the vesting of all or any portion of any Stock Option or Stock Appreciation Right at any time.

(iv)   *Method of Exercise for Stock Options.*   Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company's delegate, specifying the number of Shares to be purchased. In the case of a Stock Option that is not an Incentive Stock Option, unless otherwise determined by the Administrator on or after the date of grant, payment of the purchase price must be made by reduction in the number of Shares issuable upon such exercise, based, in each case, on the Fair Market Value of the Shares on the date of exercise. If the Administrator determines not to use the above payment method or in the case of the exercise of Incentive Stock Options, then payment of the purchase price may be made by one or more of the following methods:

(A)   In cash, by certified or bank check or other instrument acceptable to the Administrator;

(B)   Subject to the consent of the Administrator and on the basis of such form of surrender agreement as the Administrator may specify, through the delivery (or attestation to the ownership) of Shares owned by the optionee. Such surrendered Shares shall be valued at Fair Market Value on the exercise date; or

(C)   By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the Shares to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such Shares and the

fulfillment of any other requirements contained in the Option Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned Shares through the attestation method, the number of Shares transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested Shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(v)   *Method of Exercise for Stock Appreciation Rights and Payment upon Exercise.*   Stock Appreciation Rights may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company's delegate, specifying the number of Shares to be exercised. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of exercise of the Stock Appreciation Right) of a number of Shares equal to the number of Share equivalents in which the grantee is vested under the Stock Appreciation Right, and with respect to which the grantee is exercising the Stock Appreciation Right on such date, over (B) the aggregate exercise price of the number of Share equivalents with respect to which the grantee is exercising the Stock Appreciation Right on such date. The appreciation distribution may be paid in Shares, in cash, in any combination of the two or in any other form of consideration, as determined by the Administrator and contained in the Stock Appreciation Right Award Certificate.

(vi)   *Annual Limit on Incentive Stock Options.*   To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Company or its subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6.   *RESTRICTED STOCK AWARDS*

(a) *Nature of Restricted Stock Awards.*   The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Award at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each Restricted Stock Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b) *Rights as a Shareholder.*   Upon the grant of a Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a shareholder with respect to the voting of the Shares subject to the Restricted Stock Award and receipt of dividends (if any), subject to such conditions contained in the Restricted Stock Award Certificate. Unless the Administrator shall otherwise determine, (i) uncertificated Shares subject to the Restricted Stock Award shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Shares are vested as provided in Section 6(d) below, and (ii) certificated Shares subject to the Restricted Stock Award shall remain in the possession of the Company until such Shares are vested as provided in Section 6(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe. Notwithstanding anything herein to the contrary, any dividends paid by the Company during the vesting period of any Restricted Stock Award shall accrue and shall not be paid until the Shares subject to the Restricted Stock Award have vested and if any such Shares are forfeited, the grantee shall have no rights to any such accrued dividends.

(c) *Restrictions.*   Shares subject to a Restricted Stock Award may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. If a grantee's employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason (including if a Subsidiary ceases to be a Subsidiary of the Company), any Shares subject to a Restricted Stock Award that have not vested at the time of termination shall automatically, without any requirement of notice to such grantee from, or other action by or on behalf of, the

Company or its Subsidiaries, be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee's legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a shareholder. Following such deemed reacquisition of unvested Shares subject to a Restricted Stock Award that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) *Vesting of Restricted Stock Awards.* The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock Award and the Company's right of repurchase or forfeiture shall lapse. Notwithstanding the foregoing, the restriction period with respect to Restricted Stock Awards shall not be less than one year. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the Shares on which all restrictions have lapsed shall no longer be subject to the Restricted Stock Award and shall be deemed "vested". Except as may otherwise be provided by the Administrator pursuant to the authority reserved in this Section 6, a grantee's rights in any Shares subject to a Restricted Stock Award that have not vested shall automatically terminate upon the grantee's termination of employment (or other service relationship) with the Company and its Subsidiaries for any reason (including if a Subsidiary ceases to be a Subsidiary of the Company) and such Shares shall be subject to the provisions of Section 6(c) above. The Administrator may accelerate vesting during the minimum vesting period only in the case of a grantee's death, Disability or retirement or upon a Sale Event, and otherwise may accelerate the vesting of all or any portion of any Restricted Stock Award at any time.

SECTION 7.   *RESTRICTED STOCK UNIT AWARDS*

(a) *Nature of Restricted Stock Unit Awards.* The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Unit Award at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each Restricted Stock Unit Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Notwithstanding the foregoing, the restriction period with respect to such Restricted Stock Unit Awards shall not be less than one year. At the end of the restriction period, the Restricted Stock Unit Award, to the extent vested, shall be settled in the form of Shares. To the extent that a Restricted Stock Unit Award is subject to Section 409A, it may contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A. The Administrator may accelerate vesting during the minimum vesting period only in the case of a grantee's death, Disability or retirement or upon a Sale Event, and otherwise may accelerate the vesting of all or any portion of any Restricted Stock Unit Award at any time.

(b) *Election to Receive Restricted Stock Unit Awards in Lieu of Compensation.* The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of a Restricted Stock Unit Award. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of phantom stock units (which may be fully vested) based on the Fair Market Value of the Shares on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate.

(c) *Rights as a Shareholder.* A grantee shall have the rights as a shareholder only as to Shares acquired by the grantee upon settlement of a Restricted Stock Unit Award; provided, however, that the grantee may be credited with dividend equivalent rights with respect to the phantom stock units underlying his Restricted Stock Unit Award, subject to such terms and conditions as the Administrator may determine; provided that no payment of any such dividend equivalents shall be made unless and until such Restricted Stock Unit Award has vested, and if such Restricted Stock Unit Award is forfeited, the grantee shall have no right to such dividend equivalents.

(d) *Termination.*   Except as may otherwise be provided by the Administrator pursuant to the authority reserved in Section 7(a), a grantee's right in all Restricted Stock Unit Awards that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason (including if a Subsidiary ceases to be a Subsidiary of the Company).

SECTION 8.   *CASH-BASED AWARDS*

Grant of Cash-Based Awards.   The Administrator may, in its sole discretion, grant Cash-Based Awards to any grantee in such number or amount and upon such terms, and subject to such conditions, as the Administrator shall determine at the time of grant. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash or in Shares, as the Administrator determines. Except as may otherwise be provided by the Administrator pursuant to the authority reserved in this Section 8, a grantee's right in all Cash-Based Awards that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason (including if a Subsidiary ceases to be a Subsidiary of the Company).

SECTION 9.   *PERFORMANCE SHARE AWARDS*

(a) *Nature of Performance Share Awards.*   The Administrator may, in its sole discretion, grant Performance Share Awards independent of, or in connection with, the granting of any other Award under the Plan. The Administrator shall determine whether and to whom Performance Share Awards shall be granted, the Performance Goals, the Performance Cycles (which, as defined above, shall not be less than 12 months), and such other limitations and conditions as the Administrator shall determine.

(b) *Rights as a Shareholder.*   A grantee receiving a Performance Share Award shall have the rights of a shareholder only as to Shares actually received by the grantee under the Plan and not with respect to Shares subject to the Award but not actually received by the grantee. A grantee shall be entitled to receive Shares under a Performance Share Award only upon satisfaction of all conditions specified in the Performance Share Award Certificate (or in a performance plan adopted by the Administrator).

(c) *Termination.*   Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 15 below, in writing after the Award Certificate is issued, a grantee's rights in all Performance Share Awards shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason (including if a Subsidiary ceases to be a Subsidiary of the Company).

SECTION 10.   *PERFORMANCE-BASED AWARDS*

(a) *Performance-Based Awards.*   Any grantee who is selected by the Administrator may be granted one or more Performance-Based Awards payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator (which, for clarification, shall not be less than 12 months). The Administrator shall define the manner of calculating the Performance Criteria it selects to use for any Performance Cycle (which, as defined above, shall not be less than 12 months). Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall performance of the Company or the performance of a Subsidiary, division, business unit, or an individual. The Administrator, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Cycle to make adjustments deemed appropriate by the Administrator, including but not limited to, in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company or its Subsidiaries, or the financial statements of the Company or its Subsidiaries, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions. Each Performance-Based Award shall comply with the provisions set forth below.

(b) *Grant of Performance-Based Awards.* With respect to each Performance-Based Award granted to a grantee, the Administrator shall select the Performance Criteria for such grant and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-Based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Administrator may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-Based Awards to different grantees.

(c) *Payment of Performance-Based Awards.* Following the completion of a Performance Cycle, the Administrator shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-Based Awards earned for the Performance Cycle. The Administrator shall then determine the actual size of each grantee's Performance-Based Award, and, in doing so, may reduce or eliminate the amount of the Performance-Based Award for a grantee if, in its sole judgment, such reduction or elimination is appropriate.

SECTION 11. *TRANSFERABILITY OF AWARDS*

(a) *Transferability.* Except as provided in Section 11(b) below, during a grantee's lifetime, the grantee's Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) *Administrator Action.* Notwithstanding Section 11(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer their Non-Qualified Stock Options and Stock Appreciation Rights to their immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of the Plan and the applicable Award.

(c) *Family Member.* For purposes of Section 11(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) *Designation of Beneficiary.* Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

SECTION 12. *TAX WITHHOLDING*

(a) *Payment by Grantee.* Each grantee shall pay to the Company or its Subsidiaries, or make arrangements satisfactory to the Administrator regarding payment of, any U.S. federal, state or local taxes, and non-U.S. or other taxes of any kind required by law to be withheld by the Company or its Subsidiaries with respect to any Award. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company's obligation to deliver evidence of book entry (or share certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) *Payment in Shares.*   In connection with its obligations to withhold any U.S. federal, state or local taxes, and non-U.S. or other taxes from amounts paid to grantees, the Company or its Subsidiaries may make any arrangements that are consistent with the Plan as it may deem appropriate. Without limitation of the preceding sentence, the Company shall have the right to reduce the number of Shares otherwise required to be issued to a grantee (or other recipient) in an amount that would have a Fair Market Value on the date of such issuance equal to all such taxes as shall be required to be withheld by the Company or its Subsidiaries pursuant to any statute or other governmental regulation or ruling and paid to any U.S. federal, state or local, or non-U.S. taxing authority.

SECTION 13. *SECTION 409A AWARDS*

To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "*409A Award*"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 14. *TRANSFER, LEAVE OF ABSENCE, ETC.*

For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another;

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company or its Subsidiaries, as the case may be, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing; or

(c) the transfer in status from one eligibility category under Section 4 hereof to another category.

SECTION 15. *AMENDMENTS AND TERMINATION*

The Board or the Administrator may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's consent. Except as provided in Section 3(c) or 3(d), without prior shareholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights, or effect repricing through cancellation and re-grants or cancellation in exchange for cash or another Award. To the extent required under the rules of any securities exchange or market system on which the Shares are listed or any other applicable rules, or to the extent approval by shareholders is determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by the shareholders of the Company entitled to vote at a meeting of shareholders. Nothing in this Section 15 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(d).

SECTION 16. *STATUS OF PLAN*

With respect to the portion of any Award that has not been exercised and any payments in cash, Shares or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Shares or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 17.   *GENERAL PROVISIONS*

(a) *No Distribution.*   The Administrator may require each person acquiring Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof.

(b) *Delivery of Share Certificates.*   Share certificates to grantees under the Plan shall be deemed delivered for all purposes when the Company or a share transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Shares shall be deemed delivered for all purposes when the Company or a share transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company or any Subsidiary, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed, quoted or traded. All share certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with any U.S. federal, state or local or non-U.S. jurisdiction, securities or other laws, rules and quotation system on which the Shares are listed, quoted or traded. The Administrator may place legends on any share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) *Shareholder Rights.*   Until Shares are deemed delivered in accordance with Section 17(b), no right to vote or receive dividends or any other rights of a shareholder will exist with respect to Shares to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or Stock Appreciation Right or any other action by the grantee with respect to an Award; provided further that, to the extent the terms of any Award provide for the accrual of dividends, in no event shall any such dividends be paid until such Award has vested.

(d) *Other Compensation Arrangements; No Employment Rights.*   Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation plans or arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) *Trading Policy Restrictions.*   Option and Stock Appreciation Right exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(f) *Forfeiture of Awards.*   The Awards granted hereunder to the executive officers of the Company are subject to the clawback policy of the Company in effect from time to time.

(g) *Section 82 and Section 1043 of the Companies Act.*   The Company and any Subsidiary incorporated in Ireland may do all such things as are contemplated by the Plan except to the extent that they are prohibited by Section 82 and Section 1043 of the Companies Act. Nothing in this Section 17(g) shall prohibit anything which may be done as contemplated by the Plan by a Subsidiary which is incorporated outside of Ireland.

SECTION 18. *EFFECTIVE DATE OF PLAN*

The Plan was approved by the Board on March 29, 2018. The Plan became effective upon approval by the holders of a majority of the votes cast at the 2018 Annual General Meeting of Shareholders of the Company. No grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date that the Plan was approved by the Board.

SECTION 19. *GOVERNING LAW*

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

SECTION 20. *DISPUTE RESOLUTION*

All disputes and differences arising out of the Plan or otherwise in connection therewith may be referred by the Company to arbitration pursuant to the procedures set forth in the applicable grant agreement of any grantee so affected.

APPENDIX B

GAAP TO NON-GAAP RECONCILIATION

This proxy statement includes information about non-GAAP net income, a financial measure that is not prepared in accordance with GAAP. This non-GAAP measure is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Non-GAAP net income adjusts for certain one-time and non-cash charges by excluding from GAAP results: share-based compensation expense; amortization; depreciation; non-cash net interest expense; certain other one-time or non-cash items; and the income tax effect of these reconciling items.

The Company's management and the Board utilize this non-GAAP financial measure to evaluate the Company's performance. The Company provides this non-GAAP measure of the Company's performance to investors because management believes that this non-GAAP financial measure, when viewed with the Company's results under GAAP and the accompanying reconciliations, is useful in identifying underlying trends in ongoing operations. However, non-GAAP net income is not a measure of financial performance under GAAP and, accordingly, should not be considered as an alternative to GAAP measures as an indicator of operating performance. Further, non-GAAP net income should not be considered a measure of the Company's liquidity.

A reconciliation of GAAP net loss to non-GAAP net income, as provided in this proxy statement is as follows:

Condensed Consolidated Statements of Operations - GAAP (In thousands)	Year Ended December 31, 2021	
Net Loss — GAAP	$	(48,169)
Adjustments:		
Share-based compensation expense		87,623
Depreciation expense		40,505
Amortization expense		38,148
Income tax effect related to reconciling items		6,994
Non-cash net interest expense		469
Change in the fair value of contingent consideration		1,427
Debt refinancing		2,109
Non-GAAP Net Income	$	129,106

NON-GAAP FINANCIAL TARGETS

This proxy statement includes information about certain non-GAAP financial targets, including non-GAAP net income margin (non-GAAP net income/total revenue) and EBITDA margin (EBITDA/total revenue). These non-GAAP financial measures are not prepared in accordance with GAAP, are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP net income adjusts for certain one-time and non-cash charges by excluding from GAAP results: share-based compensation expense; amortization; depreciation; non-cash net interest expense; certain other one-time or non-cash items; and the income tax effect of these reconciling items. EBITDA represents: earnings before interest, taxation, depreciation and amortization; earnings include share-based compensation expense.

APPENDIX C

ADDITIONAL INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

Under applicable SEC rules and regulations, members of the Board, director nominees and certain executive officers of the Company are "Participants" with respect to the Company's solicitation of proxies in connection with the Annual Meeting. The following sets forth certain information about such Participants.

Continuing Directors and Board Nominees

For more information on the names, ages and principal occupations of the Company's continuing directors and Board Nominees, see Proposal 1 beginning on page 32 of this proxy statement and the sections entitled "*Board Nominee Biographical Information*" and "*Continuing Director Biographical Information*" beginning on pages 38 and 40 of this proxy statement. The business address of each of the Company's current non-employee directors and the Board Nominees is Connaught House, 1 Burlington Road, Dublin 4, Ireland, D04 C5Y6.

Executive Officers

The executive officers of the Company who are Participants are Richard F. Pops (Chief Executive Officer and Chairman of the Board); Iain M. Brown (Senior Vice President, Chief Financial Officer) and David J. Gaffin (Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary). The business address for each of the foregoing executive officers is c/o Alkermes, Inc., 852 Winter Street, Waltham, MA 02451. For information on the principal occupations of these Participants, see the section entitled "Executive Officers" beginning on page 91 of this proxy statement.

Information Regarding Ownership of the Company's Securities by Participants

For information on the number of the Company's securities beneficially owned by each Participant who is one of the Company's continuing directors, the Board Nominees or executive officers, see the section entitled "Ownership of the Company's Ordinary Shares" beginning on page 88 of this proxy statement.

Information Regarding Transactions in the Company's Securities by Participants

The following table sets forth information regarding purchases and sales of the Company's securities by each Participant during the period from May 25, 2020 through May 25, 2022. No part of the purchase price or market value of these securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Participant	Number of Ordinary Shares	Transaction Date	Type of Transaction
David W. Anstice	20,000	7/1/2021	Sale
	5,000	6/7/2021	Sale
	17,832	9/28/2020	Sale
Emily Peterson Alva	1,650	8/23/2021	Purchase[1]
Iain M. Brown	40,000	8/19/2021	Sale
	34,792	4/19/2021	Sale
	208	4/16/2021	Sale
Shane M. Cooke	10,000	5/2/2022	Sale
	10,000	4/25/2022	Sale
	10,000	4/18/2022	Sale
	10,000	4/11/2022	Sale
	10,000	4/4/2022	Sale

Participant	Number of Ordinary Shares	Transaction Date	Type of Transaction
David A. Daglio, Jr. (indirectly through a trust)	45,000	11/9/2020	Purchase
Wendy L. Dixon, Ph.D.	25,000	6/10/2021	Sale
	25,000	4/19/2021	Sale
David J. Gaffin	14,000	7/29/2021	Sale
	13,500	6/10/2021	Sale
	13,500	6/7/2021	Sale
	2,250	5/14/2021	Sale
Brian P. McKeon	10,000	8/2/2021	Purchase
Richard F. Pops	93,747	5/6/2022	Sale[2]
	32,288	5/5/2022	Sale[2]
	221,222	5/5/2022	Sale[2]
	150,000	5/18/2021	Sale
	60,297	5/11/2021	Sale
	89,703	5/11/2021	Sale
	100,000	5/6/2021	Sale
Nancy L. Snyderman, M.D.	427	3/4/2022	Purchase

[1] These shares were purchased in connection with Ms. Alva's nomination and appointment to the Board pursuant to an agreement between Ms. Alva and Elliott Advisors (UK) Limited.

[2] These shares were sold to cover the option exercise price and related fees for options that were due to expire on May 21, 2022, which options were exercised and held by Mr. Pops.

Miscellaneous Information Concerning Participants

Each of the Company's directors and executive officers is entitled to indemnification under our Articles of Association. In addition, the Company has entered into indemnification agreements with each of its current directors and executive officers.

Other than as set forth in this Appendix C or elsewhere in this proxy statement and based on the information provided by each Participant:

1. no Participant or associate of any Participant beneficially owns, directly or indirectly, or owns of record but not beneficially, any ordinary shares or other securities of the Company or any parent or subsidiary of the Company;

2. no Participant has any substantial interest, direct or indirect, through security holdings or otherwise, in any matter to be acted upon at the Annual Meeting other than an interest, if any, as a shareholder of the Company or, with respect to a Director Nominee, as a nominee for director;

3. no Participant has purchased or sold any securities of the Company within the past two years;

4. neither the Company nor any of the Participants is now or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; and

5. neither the Company nor any of the Participants or any of their associates have (i) any arrangements or understandings with any person with respect to any future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party, or (ii) a direct or indirect material interest in any transaction or series of similar

transactions since January 1, 2021 or any currently proposed transactions, or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $120,000.

There are no material proceedings to which the Participants or, to the Company's knowledge, any of their associates is a party or has a material interest adverse to the Company. Neither the Company nor any of the Participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

Proxies may also be solicited by our directors and certain of our officers and regular employees, whether in person, by mail, by telephone or by email or other electronic means. Our directors, officers and employees will not be paid any additional compensation for any such solicitation efforts.